UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2018.

Commission File Number 33-65728

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Translation of registrant’s name into English)

El Trovador 4285, Santiago, Chile (562) 2425-2000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F: ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Santiago, Chile. March 14, 2018.- Sociedad Química y Minera de Chile S.A. (SQM) (NYSE: SQM; Santiago Stock Exchange: SQM-B, SQM-A) reports the translation of its financial statements for the twelve months ended December 31, 2017, the Spanish version of which was filed with the Chilean Comission for the Financial Market (Comisión para el Mercado Financiero or “CMF”) on February 28, 2018.

CONSOLIDATED FINANCIAL STATEMENTS

For the period ended

December 31, 2017

Sociedad Química y Minera de Chile S.A. and Subsidiaries

In Thousands of United States Dollars

This document includes:

-	Report of Independent Register Public Accounting Firms
-	Consolidated Classified Statements of Financial Position
-	Consolidated Statements of Income by Function
-	Consolidated Statements of Comprehensive Income
-	Consolidated Statements of Cash Flows
-	Consolidated Statements of Changes in Equity
-	Notes to the Consolidated Financial Statements

Sociedad Química y Minera de Chile S.A. and Subsidiaries

Table of Contents –Consolidated Financial Statements

SQM S.A. El Trovador 4285 Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com	3

Sociedad Química y Minera de Chile S.A. and Subsidiaries

SQM S.A. El Trovador 4285 Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com	4

Sociedad Química y Minera de Chile S.A. and Subsidiaries

SQM S.A. El Trovador 4285 Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com	5

Sociedad Química y Minera de Chile S.A. and Subsidiaries

SQM S.A. El Trovador 4285 Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com	6

Sociedad Química y Minera de Chile S.A. and Subsidiaries

SQM S.A. El Trovador 4285 Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com	7

Sociedad Química y Minera de Chile S.A. and Subsidiaries

Consolidated Classified Statements of Financial Position

Assets	Note	As of December 31, 2017 ThUS$	As of December 31, 2016 ThUS$

Current assets
Cash and cash equivalents	7.1	630,438	514,669
Other current financial assets	10.1	366,979	289,189
Other current non-financial assets	24	26,883	30,273
Trade and other receivables, current	10.2	446,875	368,761
Trade receivables due from related parties, current	9.5	59,132	82,259
Current inventories	8	902,074	993,072
Current tax assets	27.1	32,291	51,632
Current assets other than those classified as held for sale or disposal		2,464,672	2,329,855
Non-current assets or groups of assets classified as held for sale		1,589	2,056
Total current assets		2,466,261	2,331,911

Non-current assets
Other non-current financial assets	10.1	62,879	34,099
Other non-current non-financial assets	24	19,262	24,690
Trade receivables, non-current	10.2	1,912	1,840
Investments classified using the equity method of accounting	11.1-12.3	126,425	113,140
Intangible assets other than goodwill	13.1	105,948	109,439
Goodwill	13.1	44,177	37,972
Property, plant and equipment	14.1	1,437,193	1,532,710
Tax assets, non-current	27.1	32,179	32,179
Total non-current assets		1,829,975	1,886,069
Total assets		4,296,236	4,217,980

The accompanying notes form an integral part of these consolidated financial statements.

SQM S.A. El Trovador 4285 Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com	8

Sociedad Química y Minera de Chile S.A. and Subsidiaries

Consolidated Classified Statements of Financial Position, (continued)

Liabilities and Equity	Note	As of December 31, 2017 ThUS$	As of December 31, 2016 ThUS$

Current liabilities
Other current financial liabilities	10.4	220,328	179,144
Trade and other payables, current	10.5	196,280	200,496
Trade payables due to related parties, current	9.6	1,365	7
Other current provisions	18.1	63,445	41,912
Current tax liabilities	27.2	75,402	75,872
Provisions for employee benefits, current	15.1	22,421	20,998
Other current liabilities	18.3	168,804	61,920
Total current liabilities		748,045	580,349

Non-current liabilities
Other non-current financial liabilities	10.4	1,031,507	1,093,438
Other non-current provisions	18.1	30,001	8,934
Deferred tax liabilities	27.3	205,283	205,455
Provisions for employee benefits, non-current	15.1	33,932	22,532
Total non-current liabilities		1,300,723	1,330,359
Total liabilities		2,048,768	1,910,708

Equity	17
Share capital		477,386	477,386
Retained earnings		1,724,784	1,781,576
Other reserves		(14,349)	(12,888)
Equity attributable to owners of the Parent		2,187,821	2,246,074
Non-controlling interests		59,647	61,198
Total equity		2,247,468	2,307,272
Total liabilities and equity		4,296,236	4,217,980

The accompanying notes form an integral part of these consolidated financial statements.

SQM S.A. El Trovador 4285 Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com	9

Sociedad Química y Minera de Chile S.A. and Subsidiaries

Consolidated Statements of Income by Function

		January to December
	Note	2017 ThUS$	2016 ThUS$

Revenue	26.1	2,157,323	1,939,322
Cost of sales	26.2	(1,394,822)	(1,328,285)
Gross profit		762,501	611,037

Other income	26.3	17,827	15,202
Administrative expenses	26.4	(101,171)	(88,436)
Other expenses by function	26.5	(61,638)	(89,731)
Other gains (losses)	26.6	543	679
Profit (loss) from operating activities		618,062	448,751
Finance income		13,499	10,129
Finance costs	21-26.8	(50,124)	(57,498)
Share of profit of associates and joint ventures accounted for using the equity method	11-12	14,452	13,047
Foreign currency translation differences	22	(1,299)	460
Profit (loss) before taxes		594,590	414,889
Income tax expense, continuing operations	27.3	(166,173)	(132,965)

Profit for the year		428,417	281,924
Profit attributable to
Owners of the Parent		427,697	278,290
Non-controlling interests		720	3,634
Profit for the year		428,417	281,924

The accompanying notes form an integral part of these consolidated financial statements.

SQM S.A. El Trovador 4285 Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com	10

Sociedad Química y Minera de Chile S.A. and Subsidiaries

Consolidated Statements of Income by Function, (continued)

		January to December
	Note	2017	2016
		US$	US$
Earnings per share
Common shares
Basic earnings per share (US$ per share	20	1.6250	1.0573

Diluted common shares
Diluted earnings per share (US$ per share)	20	1.6250	1.0573

The accompanying notes form an integral part of these consolidated financial statements.

SQM S.A. El Trovador 4285 Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com	11

Sociedad Química y Minera de Chile S.A. and Subsidiaries

Consolidated Statements of Comprehensive Income

	January to December
	2017	2016
Statement of comprehensive income	ThUS$	ThUS$

Profit (loss) for the year	428,417	281,924
Other comprehensive income
Items of other comprehensive income that will not be reclassified to profit for the year, before taxes
Other comprehensive income, before taxes, gains (losses) from new measurements of defined benefit plans	(1,392)	(3,397)
Total other comprehensive income that will not be reclassified to profit for the year, before taxes	(1,392)	(3,397)
Items of other comprehensive income that will be reclassified to profit for the year, before taxes
Foreign currency exchange difference
Foreign currency exchange gains I(losses) before taxes	(5,446)	(2,252)
Other comprehensive income before taxes	(5,446)	(2,252)
Cash flow hedges on defined benefit plans
Gains (losses) from cash flow hedges	2,184	2,233
Other comprehensive income before taxes	2,184	2,233

Financial assets measured at fair value with changes in other comprehensive income
Gains (losses) in financial assets measured at fair value through other comprehensive income	(26)	4,813
Other comprehensive income, before taxes, financial assets measured at fair value	(26)	4,813
Total other comprehensive income that will be reclassified to profit for the year	(3,288)	4,794

Other items of other comprehensive income before taxes	(4,680)	1,397

Income taxes related to items of other comprehensive income that will not be reclassified to profit for the year
Income tax related to investments in equity instruments of other comprehensive income	(550)	(1,300)
Income taxes related to new measurements of defined benefit plans in other comprehensive income	282	921
Accumulated income taxes related to items of other comprehensive income that will not be reclassified to profit for the year	(268)	(379)

Income taxes related to items of other comprehensive income that will be reclassified to profit for the year
Income taxes related to cash flow hedges in other comprehensive income	-	(470)
Accumulated income taxes related to items of other comprehensive income that will be reclassified to profit for the year	-	(470)

Total other comprehensive income	(4,948)	548
Total comprehensive income	423,469	282,472

Comprehensive income attributable to
Owners of the Parent	422,736	278,831
Non-controlling interests	733	3,641
Total comprehensive income	423,469	282,472

The accompanying notes form an integral part of these consolidated financial statements.

SQM S.A. El Trovador 4285 Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com	12

Sociedad Química y Minera de Chile S.A. and Subsidiaries

Consolidated Statements of Cash Flows

Consolidated Statements of cash flows	Note	12/31/2017 ThUS$	12/31/2016 ThUS$

Cash flows from operating activities

Cash receipts from sales of goods and rendering of services		2,082,366	1,874,202
Cash receipts from premiums and benefits, annuities and other benefits from policies entered		2,967	5,071

Cash payments to suppliers for the provision of goods and services (1)		(959,213)	(851,972)
Cash payments to and on behalf of employees		(227,103)	(204,609)
Other payments related to operating activities		(34,956)	(32,185)
Net cash generated from (used in) operating activities		864,061	790,507
Dividends received		2,091	4,345
Interest paid		(18,964)	(55,217)
Interest received		13,499	10,550
Income taxes paid		(148,568)	(113,991)
Other incomes (outflows) of cash (2)		(8,122)	(2,532)

Net cash generated from (used in) operating activities		703,997	633,662

Cash flows from (used in) investing activities
Payments made to acquire interest in joint ventures		(38,088)	(45,000)
Proceeds from the sale of property, plant and equipment		229	4,347
Acquisition of property, plant and equipment		(142,144)	(131,251)
Proceeds from sales of intangible assets		8,640	3,435
Purchases of intangible assets		-	(2,090)
Cash advances and loans granted to third parties		78	(163)
Proceeds from the repayment of advances and loans granted to third parties		-	-
Other inflows (outflows) of cash (3)		(76,782)	333,108

Net cash generated from (used in) investing activities		(248,067)	162,386

(1) Includes a payment of ThUS$30,000 made to the SEC and the DOJ, which was provisioned in 2016.

(2) Other inflows (outflows) of cash from operating activities include increases (decreases) net of Value Added Tax.

(3) Other inflows (outflows) of cash include investments and redemptions of time deposits and other financial instruments that do not qualify as cash and cash equivalent in accordance with IAS 7, paragraph 7, since they mature in more than 90 days from the original investment date.

The accompanying notes form an integral part of these consolidated financial statements.

SQM S.A. El Trovador 4285 Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com	13

Sociedad Química y Minera de Chile S.A. and Subsidiaries

Consolidated Statements of Cash Flows, (continued)

	Note	12/31/2017 ThUS$	12/31/2016 ThUS$

Cash flows used in financing activities

Proceeds from short-term borrowings		143,000	100,000
Repayment of borrowings		(126,712)	(517,000)
Dividends paid		(373,933)	(399,410)

Net cash generated used in financing activities		(357,645)	(816,410)

Net increase (decrease) in cash and cash equivalents before the effect of changes in the exchange rate		98,285	(20,362)

Effects of exchange rate fluctuations on cash held		17,484	7,772
Net (decrease) increase in cash and cash equivalents		115,769	(12,590)

Cash and cash equivalents at beginning of period		514,669	527,259
Cash and cash equivalents at end of period		630,438	514,669

The accompanying notes form an integral part of these consolidated financial statements.

SQM S.A. El Trovador 4285 Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com	14

Sociedad Química y Minera de Chile S.A. and Subsidiaries

Consolidated Statements of Changes in Equity

2017	Share capital	Foreign currency translation difference reserves	Cash flow hedge reserves	Reserve for gains (losses) from financial assets measured at fair value through other comprehensive income	Actuarial gains (losses) from defined benefit plans	Other miscellaneous reserves	Other reserves	Retained earnings	Equity attributable to owners of the Parent	Non- controlling interests	Total
	ThUS$	ThUS$	ThUS$		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Equity at beginning of the year	477,386	(19,463)	64	3,513	(4,834)	7,832	(12,888)	1,781,576	2,246,074	61,198	2,307,272
Profit for the year	-	-	-	-	-	-	-	427,697	427,697	720	428,417
Other comprehensive income	-	(5,450)	2,184	(576)	(1,119)	-	(4,961)	-	(4,961)	13	(4,948)
Comprehensive income	-	(5,450)	2,184	(576)	(1,119)	-	(4,961)	427,697	422,736	733	423,469
Dividends	-	-	-	-	-	-	-	(480,989)	(480,989)	(2,284)	(483,273)
Increase (decrease) due to transfers and other changes	-	-	-	-	-	3,500	3,500	(3,500)	-	-	-
Increase (decrease) in equity	-	(5,450)	2,184	(576)	(1,119)	3,500	(1,461)	(56,792)	(58,253)	(1,551)	(59,804)

Equity as of December 31, 2017	477,386	(24,913)	2,248	2,937	(5,953)	11,332	(14,349)	1,724,784	2,187,821	59,647	2,247,468

The accompanying notes form an integral part of these consolidated financial statements.

SQM S.A. El Trovador 4285 Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com	15

Sociedad Química y Minera de Chile S.A. and Subsidiaries

Consolidated Statements of Changes in Equity

2016	Share capital	Foreign currency translation difference reserves	Cash flow hedge reserves	Reserve for gains (losses) from financial assets measured at fair value through other comprehensive income	Actuarial gains (losses) from defined benefit plans	Other miscellaneous reserves	Other reserves	Retained earnings	Equity attributable to owners of the Parent	Non- controlling interests	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Equity at beginning of the year	477,386	(14,035)	(1,699)		(2,386)	(1,677)	(19,797)	1,882,196	2,339,785	60,571	2,400,356
Profit for the year	-	-	-		-	-	-	278,290	278,290	3,634	281,924
Other comprehensive income	-	(2,287)	1,763	3,513	(2,448)	-	541	-	541	7	548
Comprehensive income	-	(2,287)	1,763	3,513	(2,448)	-	541	278,290	278,831	3,641	282,472
Dividends	-	-	-	-	-	-	-	(375,000)	(375,000)	(3,014)	(378,014)
Increase (decrease) due to transfers and other changes		(3,141)	-	-	-	9,509	6,368	(3,910)	2,458	-	2,458
Increase (decrease) in equity	-	(5,428)	1,763	3,513	(2,448)	9,509	6,909	(100,620)	(93,711)	627	(93,084)

Equity as of December 31, 2016	477,386	(19,463)	64	3,513	(4,834)	7,832	(12,888)	1,781,576	2,246,074	61,198	2,307,272

The accompanying notes form an integral part of these consolidated financial statements.

SQM S.A. El Trovador 4285 Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com	16

Notes to the Consolidated Financial Statements as of December 31, 2017.

Note 1	Identification and Activities of the Company and Subsidiaries

1.1	Historical background

Sociedad Química y Minera de Chile S.A. "SQM" is an open stock corporation organized under the laws of the Republic of Chile and its Tax Identification Number is 93.007.000-9.

The Company was incorporated through a public deed dated June 17, 1968 by the notary public of Santiago MR. Sergio Rodríguez Garcés. Its existence was approved by Decree No. 1,164 of June 22, 1968 of the Ministry of Finance, and it was registered on June 29, 1968 in the Registry of Commerce of Santiago, on page 4,537 No. 1,992. SQM's headquarters are located at El Trovador 4285, Fl. 6, Las Condes, Santiago, Chile. The Company's telephone number is +56 2 2425-2000.

The Company is registered with the Securities Registry of the Financial Markets Commission (CMF), which was formerly the Chilean Superintendence of Securities and Insurance (SVS) under No. 0184 dated March 18. 1983 and is subject to the inspection of the SVS.

1.2	Main domicile where the Company performs its production activities

The Company’s main domiciles are: Calle Dos Sur plot No. 5 - Antofagasta; Arturo Prat 1060 - Tocopilla; Administration Building w/n - Maria Elena; Administration Building w/n Pedro de Valdivia - María Elena, Anibal Pinto 3228 - Antofagasta, Kilometer 1378 Ruta 5 Norte Highway - Antofagasta, Coya Sur Plant w/n - Maria Elena, kilometer 1760 Ruta 5 Norte Highway - Pozo Almonte, Salar de Atacama (Atacama Saltpeter deposit) potassium chloride plant s/n - San Pedro de Atacama, potassium sulfate plant at Salar de Atacama s/n – San Pedro de Atacama, Minsal Mining Camp s/n CL Plant CL, Potassium– San Pedro de Atacama, formerly the Iris Saltpeter office S/N, Commune of Pozo Almonte, Iquique.

1.3	Codes of main activities

The codes of the main activities as established by the Financial Markets Commission (CMF), which was formerly the Chilean Superintendence of Securities and Insurance are as follows:

-	1700 (Mining)

-	2200 (Chemical products)

-	1300 (Investment)

1.4	Description of the nature of operations and main activities

Our products are mainly derived from mineral deposits found in northern Chile. We mine and process caliche ore and brine deposits. The ore deposit in northern Chile contains nitrate and iodine deposits. The brine deposits of the Salar de Atacama, in northern Chile, contain high concentrations of lithium and potassium as well as significant concentrations of sulfate.

SQM S.A. El Trovador 4285 Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com	17

Notes to the Consolidated Financial Statements as of December 31, 2017.

Note 1	Identification and Activities of the Company and Subsidiaries (continued)

1.4	Description of the nature of operations and main activities, continued

From our caliche ore deposits located in the north of Chile, we produce a wide range of nitrate-based products used for specialty plant nutrients and industrial applications, as well as iodine and iodine derivatives. At the Salar de Atacama, we extract brines rich in potassium, lithium and sulfate in order to produce potassium chloride, potassium sulfate, lithium solutions, and bischofite (magnesium chloride). We produce lithium carbonate and lithium hydroxide at our plant near the city of Antofagasta, Chile, from the solutions brought from the Salar de Atacama.

We sell our products in over 100 countries worldwide through our global distribution network and generate our revenue mainly from abroad.

Our products are divided into six categories: specialty plant nutrition, iodine and its derivatives, lithium and its derivatives, industrial chemicals, potassium and other products and services, described as follows:

Specialty plant nutrition: SQM produces and sells four types of specialty plant nutrition in this line of business: potassium nitrate, sodium nitrate, sodium potassium nitrate, and specialty mixes. This business is characterized by being closely related to its customers for which it has specialized staff who provide expert advisory in best practices for fertilization according to each type of crop, soil and climate. Within this type of business, potassium derivative products and especially potassium nitrate have had a leading role because of the contribution they make to developing crops, ensuring an improvement in post-crop life, in addition to improving quality, flavor and fruit color. The potassium nitrate, which is sold in multiple formats and as a part of other specialty mixtures, is complemented by sodium nitrate, potassium sodium nitrate, and more than 200 fertilizing mixtures.

Iodine: The Company is a major global producer of iodine. Iodine is widely used in the pharmaceutical industry, technology and nutrition. Additionally, iodine is used as X ray contrast media and polarizing film for LCD displays.

Lithium: The Company’s lithium is mainly used for manufacturing rechargeable batteries for cell phones, cameras and notebooks. By manufacturing lithium-based products, SQM provides significant materials for addressing great challenges, such as the efficient use of energy and raw materials. Lithium is not only used for rechargeable batteries for small electrical appliances such as mobile phones, tablets and laptops, but is also used in industrial applications, such as the manufacturing of glass, ceramics and lubricating greases. Other uses include the pharmaceutical and chemical industries.

SQM S.A. El Trovador 4285 Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com	18

Notes to the Consolidated Financial Statements as of December 31, 2017.

Note 1	Identification and Activities of the Company and Subsidiaries (continued)

1.4	Description of the nature of operations and main activities, continued

Industrial chemicals: Industrial chemicals are products used as supplies for a number of production processes. SQM participates in this line of business producing sodium nitrate, potassium nitrate and potassium chloride. Industrial nitrates have increased their importance over the last few years due to their use as storage means for thermal energy at solar energy plants, which are widely used in countries such as Spain and the United States in their quest to decrease CO2 emissions.

Potassium: Potassium is a primary essential macro-nutrient, and even though does not form part of the plant’s structure, it has a significant role for the development of its basic functions, ensuring the quality of a crop, increasing post-crop life, improving crop flavor, the amount of vitamins it contains and its physical appearance. Within this business line, SQM also has potassium chlorate and potassium sulfate, both extracted from the salt layer located under the Salar de Atacama (the Atacama Saltpeter Deposit).

Other products and services: This business line includes revenue from commodities, services, interests, royalties and dividends.

1.5	Other background

Staff

As of December 31, 2017, and December 31, 2016, the workforce was as follows:

	12/31/2017			12/31/2016
Employees	SQM S.A	Other subsidiaries	Total	SQM S.A.	Other subsidiaries	Total
Executives	43	77	120	31	72	103
Professionals	143	942	1,085	119	919	1,038
Technicians and operators	248	3,177	3,425	262	3,076	3,338
Foreign employees	19	272	291	8	264	272
Overall total	453	4,468	4,921	420	4,331	4,751

SQM S.A. El Trovador 4285 Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com	19

Notes to the Consolidated Financial Statements as of December 31, 2017.

Note 1	Identification and Activities of the Company and subsidiaries (continued)

1.5	Other background, continued

Main shareholders

The table below establishes certain information about the beneficial property of Series A and Series B shares of SQM as of December 31, 2017 and December 31, 2016 with respect to each shareholder with an interest in excess of 5% of outstanding Series A or B shares.

The information below is taken from our records and reports controlled in the Central Securities Depository and reported to the Financial Markets Commission (CMF), which was formerly the Superintendence of Securities and Insurance (SVS) and the Chilean Stock Exchange, whose main shareholders are as follows:

Shareholder as of December 31, 2017	No. of Series A with ownership	% of Series A shares	No. of Series B with ownership	% of Series B shares	% of total shares
The Bank of New York Mellon, ADRs	-	-	54,599,961	45.36%	20.74%
Sociedad de Inversiones Pampa Calichera S.A.(*)	44,894,152	31.43%	7,007,688	5.82%	19.72%
Inversiones El Boldo Limitada	29,330,326	20.54%	16,363,546	13.59%	17.36%
Inversiones RAC Chile Limitada	19,200,242	13.44%	2,202,773	1.83%	8.13%
Potasios de Chile S.A.(*)	18,179,147	12.73%	-	-	6.91%
Inversiones PCS Chile Limitada	15,526,000	10.87%	1,600,000	1.33%	6.51%
Inversiones Global Mining (Chile) Limitada (*)	8,798,539	6.16%	-	-	3.34%
Banco de Chile por Cuenta de Terceros no Residentes	-	-	8,394,289	6.97%	3.19%
Banco Itau por Cuenta de Inversionistas	19,125	0.01%	7,017,504	5.63%	2.67%
Banco Santander por cuenta de inversionistas extranjeros	-	-	4,593,336	3.82	1.75%

(*) Total Pampa Group 29.97%

Shareholder as of December 31, 2016	No. of Series A with ownership	% of Series A shares	No. of Series B with ownership	% of Series B shares	% of total shares
The Bank of New York Mellon, ADRs	-	-	59,373,011	49.32%	22.56%
Sociedad de Inversiones Pampa Calichera S.A.(*)	44,894,152	31.43%	7,007,688	5.82%	19.72%
Inversiones El Boldo Limitada	29,330,326	20.54%	16,363,546	13.59%	17.36%
Inversiones RAC Chile Limitada	19,200,242	13.44%	2,202,773	1.83%	8.13%
Potasios de Chile S.A.(*)	18,179,147	12.73%	-	-	6.91%
Inversiones PCS Chile Limitada	15,526,000	10.87%	1,600,000	1.33%	6.51%
Banco de Chile on behalf of non-resident third parties	-	-	8,962,355	7.45%	3.41%
Inversiones Global Mining (Chile) Limitada (*)	8,798,539	6.16%	-	-	3.34%
Banco Itaú on behalf of investors	20,950	0.01%	6,502,217	5.40%	2.48%
Inversiones La Esperanza Limitada	3,711,598	2.60%	46,500	0.04%	1.43%

(*) Total Pampa Group 29.97%

On December 31, 2017 the total number of shareholders had risen to 1,240.

SQM S.A. El Trovador 4285 Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com	20

Notes to the Consolidated Financial Statements as of December 31, 2017.

Note 2	Basis of presentation for the consolidated financial statements

2.1	Accounting period

These consolidated financial statements cover the following periods:

-	Consolidated Statements of Financial Position as of December 31, 2017 and, 2016.
-	Consolidated Statements of Changes in Equity as of December 31, 2017 and 2016
-	Consolidated Statements of Comprehensive Income as of December 31, 2017 and 2016
-	Consolidated Statements of Direct-Method Cash Flows as of December 31, 2017 and 2016.

2.2	Consolidated financial statements

The consolidated financial statements of Sociedad Química y Minera de Chile S.A. and its Subsidiaries were prepared in accordance with International Financial Reporting Standards (hereinafter “IFRS”) and represent the full, explicit and unreserved adoption of International Financial Reporting Standards as issued by the International Accounting Standards Board (hereinafter the “IASB”).

These consolidated financial statements fairly reflect the Company’s financial position, the comprehensive results of operations, changes in equity and cash flows occurring during the years then ended.

IFRS establish certain alternatives for their application. Those applied by the Company are detailed in this Note.

The accounting policies used in the preparation of these consolidated annual accounts comply with each IFRS in force at their date of presentation.

For the closing date of these consolidated financial statements certain reclassifications have been made for the captions current tax assets, other non-current financial assets, equity accounted investees, current tax assets, non-current as of December 31, 2016, for consistent presentation and comparability to the figures as of December 31, 2017.

2.3	Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis except for the following:

-	Inventories are recorded at the lower of cost and net realizable value.
-	Financial derivatives at fair value; and
-	Staff severance indemnities and pension commitments at actuarial value
-	Certain financial investments classified as available for sale measured at fair value with an offsetting entry in other comprehensive income.
-	Other current and non-current assets and financial liabilities at amortized cost

SQM S.A. El Trovador 4285 Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com	21

Notes to the Consolidated Financial Statements as of December 31, 2017.

Note 2	Basis of presentation for the consolidated financial statements (continued)

2.4	Accounting pronouncements

New accounting pronouncements

a)       The following standards, interpretations and amendments are mandatory for the first time for annual periods beginning on January 1, 2017:

Amendments and improvements	Mandatory for annual periods beginning on
Amendment to IAS 7 “Statement of Cash Flows”. Published in February 2016. The amendment introduces an additional disclosure initiative that enables users of financial statements to evaluate changes in liabilities arising from financing activities.	01/01/2017

Amendment to IAS 12 “Income Taxes”. Published in February 2016. The amendment clarifies how to account for a deferred tax asset that is related to a debt instrument measured at fair value.	01/01/2017

Amendment to IFRS 12 “Disclosure of Interests in Other Entities”. Published in December 2016. The amendment clarifies the scope of this standard. These amendments must be applied retroactively to annual periods as of January 1, 2017.	01/01/2017

The adoption of the standards, amendments and interpretations indicated above has no significant impact on the Company’s consolidated financial statements.

SQM S.A. El Trovador 4285 Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com	22

Notes to the Consolidated Financial Statements as of December 31, 2017.

Note 2	Basis of presentation for the consolidated financial statements (continued)

2.4	Accounting pronouncements, continued

b)       Standards, interpretations and amendments issued that had not become effective for financial statements beginning on January 1, 2017 and which the Company has not adopted early are as follows:

Standards and interpretations	Mandatory for annual periods beginning on
The International Financial Reporting Standard No. 9 (IFRS 9) Financial Instruments - Published in July 2014. The IASB has published a complete new version of IFRS 9, which replaces the guidance in IAS 39. This final version includes requirements regarding the classification and measurement of financial assets and liabilities and a new model for the recognition of expected credit losses that replaces the incurred loss impairment model used today. The part relating to hedge accounting that forms part of this final version of IFRS 9 was published in November 2013.	01/01/2018

The Company’s trade receivables are maintained to obtain contractual cash flows (charge and collect) and do not contain a significant financing component, being recognized at the transaction price defined in IFRS 15. Meanwhile, the Company is using the simplified approach for recognizing expected credit losses if there is no significant increase in the credit risk since initial recognition and the terms of sale are less than 12 months. Similarly, the Company is using an impairment model for trade receivables based on expected credit losses that considers the credit risk separately from its hedges, generating an effect equal to that established in the previous accounting standard IAS 39. The Company has established the procedures and controls for beginning to apply IFRS 9 as of January 1, 2018.

SQM S.A. El Trovador 4285 Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com	23

Notes to the Consolidated Financial Statements as of December 31, 2017.

Note 2	Basis of presentation for the consolidated financial statements (continued)

2.4	Accounting pronouncements, continued

Standards and interpretations	Mandatory for annual periods beginning on
The International Financial Reporting Standard No. 15 (IFRS 15) Revenue from Contracts with Customers - Published in May 2014 by the IASB. This established the principles that an entity must apply for presenting useful information to users of financial statements with regard to the nature, amount, timing and uncertainty of revenue and cash flows from a contract with a customer, as of January 1, 2018. The basic principle is that an entity will recognize revenue representing the transfer of goods or services to customers in an amount that reflects the consideration that the entity expects to receive in exchange for such goods or services. The new standard establishes a framework of five steps to determine when to recognize revenue and at what amount. The standard is focused on recognizing the revenue as the different obligations of performance, transfer of control, risks and benefits are fulfilled. This standard replaces the following standards and interpretations: IAS 18 Revenue; IAS 11 Construction contracts; IFRIC 13 Customer Loyalty Programmes; IFRIC 15 Agreements for the Construction of Real Estate; IFRIC 18 Transfers of Assets from Customers; and SIC-31 Revenue - Barter Transactions Involving Advertising Services.	01/01/2018

In April 2016, the IASB published an amendment to introduce clarifications with regard to identifying performance obligations in contracts with customers, to account for licensing involving intellectual property and for assessing principal versus agent considerations (i.e. Recording revenue on a gross basis versus the net amount it retains), among other aspects. These amendments are also effective as of January 1, 2018.

The Company's revenue is mainly derived from its principal performance obligation to transfer its products under agreements in which the transfer of the control, risks and benefits of the property and the fulfillment of the Company’s performance obligations happen at the same time. The Company has carried out a detailed evaluation and executed a plan for the implementation of IFRS 15. As part of this process, the Company has analyzed the performance obligations underlying revenue recognition, such as the performance obligation to transport products to customers, in line with the terms and conditions previously established in contracts and there is no significant impact - the performance obligation has been satisfied. With regard to products invoiced with a deferred shipment date, the transfer of control has been assessed over and above the transfer of risks and benefits established in the previous standard and a prepayment is estimated in revenue recognition, without a significant impact. Other considerations were also assessed, such as rebates, discounts, guarantees, financing components and product personalization. Based on this analysis, the Company has concluded that these last items will not generate an impact nor are significant changes expected in the recording of revenue as a result of applying this new standard, except for the impact on disclosures. The Company has established the procedures and controls for beginning to apply IFRS 15 as of January 1, 2018. It intends to recognize the cumulative effect of applying IFRS 15 as an adjustment to the opening balance of equity as of that date, without making adjustments to the comparative information for prior periods.

01/01/2018

SQM S.A. El Trovador 4285 Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com	24

Notes to the Consolidated Financial Statements as of December 31, 2017.

Note 2	Basis of presentation for the consolidated financial statements (continued)

2.4	Accounting pronouncements, continued

Standards and interpretations	Mandatory for annual periods beginning on

IFRS 16 “Leases” – Published in January 2016 establishes the principle for recognizing, measuring, presenting and disclosing leases. IFRS 16 replaces IAS 17 and introduces a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases with a lease term of more than 12 months unless the underlying asset has a low value. IFRS 16 applies to annual reporting periods beginning on or after January 1, 2019. Earlier application is permitted for entities that apply IFRS 15 before the initial application date of IFRS 16.

01/01/2019

IFRS 17 “Insurance Contracts”. Published in May 2017, this replaces IFRS 4. IFRS 17 will mainly change the accounting for those entities that issue insurance contacts and investment contracts with discretionary participation features. IFRS 17 is effective for annual reporting periods beginning on or after January 1, 2021. Earlier application is permitted if both IFRS 15 Revenue from Contracts with Customers and IFRS 9 Financial Instruments have also been applied.

01/01/2021

IFRIC 22 “Foreign Currency Transactions and Advance Consideration”. Published in December 2016. This Interpretation applies to a foreign currency transaction (or part of one) if an entity recognizes a non-financial asset or non-financial liability arising from the payment or receipt of an advance consideration prior to the entity recognizing the related asset, expense or income (or the applicable portion thereof). The interpretation provides a guideline for the transaction date to be used for both single payments/receipts and situations when there are multiple payments/receipts. Its objective is to reduce diversity in practice.

01/01/2018

SQM S.A. El Trovador 4285 Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com	25

Notes to the Consolidated Financial Statements as of December 31, 2017.

Note 2	Basis of presentation for the consolidated financial statements (continued)

2.4	Accounting pronouncements, continued

Amendments and improvements	Mandatory for annual periods beginning on
IFRIC 23 “Uncertainty over Income Tax Treatments”. Published in June 2016. This interpretation clarifies how to apply the recognition and measurement requirements in IAS 12, when there is uncertainty over income tax treatments.	01/01/2019

Amendment to IFRS 15 “Revenue from Contracts with Customers”. Published in April 2016. The amendment provides clarifications with regard to identifying performance obligations in contracts with customers, , accounting for licensing involving intellectual property and assessing principal versus agent considerations (i.e. recording revenue on a gross basis versus the net amount it retains). It includes new and modified illustrative examples as a guide, along with practical examples related to the transition to the new standard on revenue.	01/01/2018

Amendment to IAS 28 “Investments in Associates and Joint Ventures” in regard to measuring an associate or joint venture at fair value. Published in December 2016.	01/01/2018

Amendment to IFRS 9 “Financial Instruments”. Published in October 2017. The amendment permits more assets to be measured at amortized cost than under the previous version of IFRS 9, in particular some prepayable financial assets with negative compensation. The assets affected, which include some loans and debt securities, would otherwise have been measured at fair value through profit and loss (FVTPL). For them to qualify for amortized cost measurement, the negative compensation must be "reasonable compensation for early termination of the contract”.	01/01/2019

Amendment to IAS 28 “Investments in Associates and Joint Ventures” Published in October 2017. This amendment clarifies that companies should apply IFRS 9 to account for long-term interests in an associate or joint venture to which the equity method is not applied. The Board has published an example that illustrates how companies should apply the requirements of IFRS 9 and IAS 28 to long-term interests in an associate or joint venture.	01/01/2019

Amendment to IFRS 3 “Business Combinations” Published in December 2017. The amendment clarifies that gaining control of a company that is a joint venture is a business combination that is achieved in stages. The acquirer must remeasure previously held interests in that business at fair value at the date of acquisition.

01/01/2019

Amendment to IFRS 11 “Joint Arrangements” Published in December 2017. The amendment clarifies that when an entity obtains joint control of a business that is a joint operation, the entity does not remeasure previously held interests in that business.	01/01/2019

SQM S.A. El Trovador 4285 Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com	26

Notes to the Consolidated Financial Statements as of December 31, 2017.

Note 2	Basis of presentation for the consolidated financial statements (continued)

2.4	Accounting pronouncements, continued

Amendments and improvements	Mandatory for annual periods beginning on or after
Amendment to IAS 12 “Income Taxes”. Published in December 2017. This amendment clarifies that the income tax consequences of dividends on financial instruments classified as equity should be recognized when the past transactions or events that generated distributable profits were originally recognized.	01/01/2019

Amendment to IAS 23 “Borrowing Costs”. Published in December 2017. This amendment clarifies that the borrowing costs of specific borrowings that remain outstanding after the related qualifying asset is ready for intended use or for sale will be considered as part of the general borrowing costs of the entity.	01/01/2019

The following amendment was issued by the IASB and was originally scheduled to take effect in 2016. However, the organization has changed its position and the mandatory effective date is now to be determined.

Amendment to IFRS 10 “Consolidated Financial Statements” and IAS 28 “Investments in Associates and Joint Ventures”. Published in September 2014. These amendments address an inconsistency between the requirements in IFRS 10 and those in IAS 28 in dealing with the sale or contribution of assets between an investor and its associate or joint venture. The main consequence of the amendments is that a full gain or loss is recognized when a transaction involves a business (whether it is housed in a subsidiary or not). A partial gain or loss is recognized when a transaction involves assets that do not constitute a business, even if these assets are housed in a subsidiary.	Undetermined

Management believes the adoption of the standards, interpretations and amendments applicable as of January 1, 2018, will have no significant impact on the Company’s financial statements. For those standards to be applied as of 2019, the corresponding studies and analysis will be carried out during 2018.

SQM S.A. El Trovador 4285 Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com	27

Notes to the Consolidated Financial Statements as of December 31, 2017.

Note 2	Basis of presentation for the consolidated financial statements (continued)

2.5	Basis of consolidation

(a)	Subsidiaries

These are all those entities where Sociedad Química y Minera de Chile S.A. has control over directing their financial and operational policies. This is generally accompanied by a share of more than half of the voting rights. Subsidiaries apply the same accounting policies of their Parent.

To account for the acquisition, the Company uses the acquisition method. Under this method the acquisition cost is the fair value of assets delivered, equity securities issued, and liabilities incurred or assumed at the date of exchange. Identifiable assets acquired, and liabilities and contingencies assumed in a business combination are measured initially at fair value at the acquisition date. For each business combination, the Company will measure non-controlling interest of the acquiree either at fair value or as proportional share of net identifiable assets of the acquiree. For more information, please see Note 6.4

Companies included in consolidation:

				Ownership interest
				12/31/2017			12/31/2016
TAX ID No.	Foreign subsidiaries	Country of origin	Functional currency	Direct	Indirect	Total	Total
Foreign	Nitratos Naturais Do Chile Ltda.	Brazil	US$	0.0000	100.0000	100.0000	100.0000
Foreign	Nitrate Corporation Of Chile Ltd.	United Kingdom	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM North America Corp.	USA	US$	40.0000	60.0000	100.0000	100.0000
Foreign	SQM Europe N.V.	Belgium	US$	0.5800	99.4200	100.0000	100.0000
Foreign	Soquimich S.R.L. Argentina	Argentina	US$	0.0000	100.0000	100.0000	100.0000
Foreign	Soquimich European Holding B.V.	Netherlands	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Corporation N.V.	Netherlands	US$	0.0002	99.9998	100.0000	100.0000
Foreign	SQI Corporation N.V.	Netherlands	US$	0.0159	99.9841	100.0000	100.0000
Foreign	SQM Comercial De México S.A. de C.V.	Mexico	US$	0.0100	99.9900	100.0000	100.0000
Foreign	North American Trading Company	USA	US$	0.0000	100.0000	100.0000	100.0000
Foreign	Administración y Servicios Santiago S.A. de C.V.	Mexico	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Peru S.A.	Peru	US$	0.9800	99.0200	100.0000	100.0000
Foreign	SQM Ecuador S.A.	Ecuador	US$	0.0040	99.9960	100.0000	100.0000
Foreign	SQM Nitratos Mexico S.A. de C.V.	Mexico	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQMC Holding Corporation L.L.P.	USA.	US$	0.1000	99.9000	100.0000	100.0000
Foreign	SQM Investment Corporation N.V.	Netherlands	US$	1.0000	99.0000	100.0000	100.0000
Foreign	SQM Brasil Limitada	Brazil	US$	1.0900	98.9100	100.0000	100.0000
Foreign	SQM France S.A.	France	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Japan Co. Ltd.	Japan	US$	0.1597	99.8403	100.0000	100.0000
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	US$	1.6700	98.3300	100.0000	100.0000
Foreign	SQM Oceania Pty Limited	Australia	US$	0.0000	100.0000	100.0000	100.0000
Foreign	Rs Agro-Chemical Trading Corporation A.V.V.	Aruba	US$	98.3333	1.6667	100.0000	100.0000
Foreign	SQM Colombia SAS	Colombia	US$	0.0000	100.0000	100.0000	-
Foreign	SQM Australia PTY	Australia	Dolar Australiano	0.0000	100.0000	100.0000	-
Foreign	SACAL S.A.	Argentina	Peso Argentino	0.0000	100.0000	100.0000	-

SQM S.A. El Trovador 4285 Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com	28

Notes to the Consolidated Financial Statements as of December 31, 2017.

Note 2	Basis of presentation for the consolidated financial statements (continued)

2.5	Basis of consolidation, continued

				Ownership interest
				12/31/2017			12/31/2016
TAX ID No.	Foreign subsidiaries	Country of origin	Functional currency	Direct	Indirect	Total	Total
Foreign	SQM Indonesia S.A.	Indonesia	US$	0.0000	80.0000	80.0000	80.0000
Foreign	SQM Virginia L.L.C.	USA	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Italia SRL	Italy	US$	0.0000	100.0000	100.0000	100.0000
Foreign	Comercial Caimán Internacional S.A.	Panama	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Africa Pty.	South Africa	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Lithium Specialties LLC	USA	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Iberian S.A.	Spain	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Agro India Pvt. Ltd.	India	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Beijing Commercial Co. Ltd.	China	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Thailand Limited	Thailand	US$	0.0000	99.996	99.996	99.996

				Ownership interest
				12/31/2017			12/31/2016
TAX ID No.	Domestic subsidiaries	Country of origin	Functional currency	Direct	Indirect	Total	Total
96.801.610-5	Comercial Hydro S.A.	Chile	US$	0.0000	60.6383	60.6383	60.6383
96.651.060-9	SQM Potasio S.A.	Chile	US$	99.9999	0.0000	99.9999	99.9999
96.592.190-7	SQM Nitratos S.A.	Chile	US$	99.9999	0.0001	100.0000	100.0000
96.592.180-K	Ajay SQM Chile S.A.	Chile	US$	51.0000	0.0000	51.0000	51.0000
86.630.200-6	SQMC Internacional Ltda.	Chile	Ch$	0.0000	60.6381	60.6381	60.6381
79.947.100-0	SQM Industrial S.A.	Chile	US$	99.0470	0.9530	100.0000	100.0000
79.906.120-1	Isapre Norte Grande Ltda.	Chile	Ch$	1.0000	99.0000	100.0000	100.0000
79.876.080-7	Almacenes y Depósitos Ltda.	Chile	Ch$	1.0000	99.0000	100.0000	100.0000
79.770.780-5	Servicios Integrales de Tránsitos y Transferencias S.A.	Chile	US$	0.0003	99.9997	100.0000	100.0000
79.768.170-9	Soquimich Comercial S.A.	Chile	US$	0.0000	60.6383	60.6383	60.6383
79.626.800-K	SQM Salar S.A.	Chile	US$	18.1800	81.8200	100.0000	100.0000
78.053.910-0	Proinsa Ltda.	Chile	Ch$	0.0000	60.5800	60.5800	60.5800
76.534.490-5	Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	Chile	Ch$	0.0000	100.0000	100.0000	100.0000
76.425.380-9	Exploraciones Mineras S.A.	Chile	US$	0.2691	99.7309	100.0000	100.0000
76.064.419-6	Comercial Agrorama Ltda. (a)	Chile	Ch$	0.0000	42.4468	42.4468	42.4468
76.145.229-0	Agrorama S.A.	Chile	Ch$	0.0000	60.6377	60.6377	60.6377
76.359.919-1	Orcoma Estudios SPA	Chile	US$	51.0000	0.0000	51.0000	51.0000
76.360.575-2	Orcoma SPA	Chile	US$	100.0000	0.0000	100.0000	100.0000
76.686.311-9	SQM MaG SpA.	Chile	US$	100.0000	0.0000	100.0000	100,0000

(a)	The Company consolidated Comercial Agrorama Ltda. as it has the control of this company’s relevant activities.

SQM S.A. El Trovador 4285 Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com	29

Notes to the Consolidated Financial Statements as of December 31, 2017.

Note 2	Basis of presentation for the consolidated financial statements (continued)

2.5	Basis of consolidation, continued

Subsidiaries are consolidated using the line-by-line method, adding the items that represent assets, liabilities, revenues, and expenses of similar content, and eliminating those related to intragroup transactions.

Profit or loss of subsidiaries acquired or divested during the year are included in profit or loss accounts consolidated from the date control is transferred to the Group, or up to the date control is lost, as applicable.

Non-controlling interest represents the equity of a subsidiary not directly or indirectly attributable to the Parent.

SQM S.A. El Trovador 4285 Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com	30

Notes to the Consolidated Financial Statements as of December 31, 2017.

Note 3	Significant accounting policies

3.1	Classification of balances as current and non-current

In the attached consolidated statement of financial position, balances are classified in consideration of their recovery (maturity) dates; i.e., those maturing within a period equal to or less than 12 months are classified as current counted from the closing date of the consolidated financial statements and those with maturity dates exceeding the aforementioned period are classified as non-current.

The exception to the foregoing relates to deferred taxes, which are classified as non-current, regardless of the maturity they have.

3.2	Functional and presentation currency

The Company’s consolidated financial statements are presented in United States dollars (“U.S. dollars” or “US$”), which is the Company’s functional and presentation currency and is the currency of the main economic environment in which it operates.

Consequently, the term foreign currency is defined as any currency other than the U.S. dollar.

The consolidated financial statements are presented in thousands of United States dollars without decimals.

3.3	Foreign currency translation

(a)	Group entities:

The revenue, expenses, assets and liabilities of all entities that have a functional currency other than the presentation currency are converted to the presentation currency as follows:

-	Assets and liabilities are converted at the closing exchange rate prevailing on the reporting date.

-	Revenues and expenses of each profit or loss account are converted at monthly average exchange rates.

-	All resulting foreign currency translation gains and losses are recognized as a separate component in translation reserves.

In consolidation, foreign currency differences arising from the translation of a net investment in foreign entities are recorded in equity (other reserves). At the date of disposal, such foreign currency translation differences are recognized in the statement of income as part of the gain or loss from the sale.

SQM S.A. El Trovador 4285 Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com	31

Notes to the Consolidated Financial Statements as of December 31, 2017.

Note 3	Significant accounting policies (continued)

3.3	Foreign currency translation, continued

The main exchange rates and the adjustment unit used to translate monetary assets and liabilities, expressed in foreign currency at the end of each period in respect to U.S. dollars, are as follows:

	12/31/2017	12/31/2016
	US$	US$

Brazilian real	3.02	3.25
New Peruvian sol	3.08	3.35
Argentine peso	18.40	15.84
Japanese yen	113.00	116.83
Euro	0.83	0.95
Mexican peso	19.65	20.63
Australian dollar	0.78	0.72
Pound Sterling	0.74	0.81
South African rand	12.35	13.70
Ecuadorian dollar	1.00	1.00
Chilean peso	614.75	669.47
Chinese yuan	6.51	6.67
Indian rupee	63.84	66.60
Thai baht	32.85	34.59
UF (*)	43.59	39.36

(*) The Unidad de Fomento (UF) is an indexed monetary unit used in Chile, calculated based on the variation in the Consumer Price Index (CPI).

(b)	Transactions and balances

Non-monetary transactions in currencies other than the functional currency (U.S. dollar) are translated to the respective functional currencies of Group entities at the exchange rate on the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the reporting date are retranslated to the functional currency at the exchange rate at that date. All differences are recorded in the statement of income except for all monetary items that provide an effective hedge for a net investment in a foreign operation. These items are recognized in other comprehensive income on the divestment, when they are recognized in the statement of income. Charges and credits attributable to foreign currency translation differences on those hedge monetary items are also recognized in other comprehensive income.

Non-monetary assets and liabilities that are measured at historical cost in a foreign currency are retranslated to the functional currency at the historical exchange rate of the transaction. Non-monetary items that are measured based on fair value in a foreign currency are translated using the exchange rate at the date on which the fair value is determined.

SQM S.A. El Trovador 4285 Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com	32

Notes to the Consolidated Financial Statements as of December 31, 2017.

Note 3	Significant accounting policies (continued)

3.4	Subsidiaries

SQM S.A. uses the level of control it has in subsidiaries as a basis to determine their share in the consolidated financial statements. This control consists of the Company’s ability to exercise power in the subsidiary, exposure, or right, to variable performance from its share in the investee and the ability to use its power on the investee to have an influence on the amount of the investor’s performance.

The Company prepares the consolidated financial statements using consistent accounting policies for the entire Group. The consolidation of a subsidiary commences when the Company has control over the subsidiary and stops when control ceases.

3.5	Consolidated statement of cash flows

Cash equivalents correspond to highly-liquid short-term investments that are easily convertible into known amounts of cash. They are subject to insignificant risk of changes in their value and mature in less than three months from the date of acquisition of the instrument.

For the purposes of the statement of cash flows, cash and cash equivalents comprise cash and cash equivalents as defined above.

The statement of cash flows includes movements in cash performed during the year, determined using the direct method.

3.6	Financial assets

Management determines the classification of its financial assets at the time of initial recognition, on the basis of the business model for the management of financial assets and the characteristics of contractual cash flows from the financial assets. In accordance with IAS 39, financial assets are measured initially at fair value plus transaction costs that may have been incurred and are directly attributable to the acquisition of the financial asset. Subsequently, financial assets are measured at amortized cost or fair value.

The Company assesses, at each reporting date, whether there is objective evidence that an asset or group of assets is impaired. An asset or group of financial assets is impaired if and only if there is evidence of impairment as a result of one or more events occurring after the initial recognition of the asset or group of assets. For the recognition of impairment, the loss event has to have an impact on the estimate of future cash flows from the asset or groups of financial assets.

SQM S.A. El Trovador 4285 Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com	33

Notes to the Consolidated Financial Statements as of December 31, 2017.

Note 3	Significant accounting policies (continued)

3.7	Financial liabilities

Management determines the classification of its financial liabilities at the time of initial recognition. As established in IAS 39, financial liabilities at the time of initial recognition are measured at fair value, less transaction costs that may have been incurred and are directly attributable to the issue of the financial liability. Subsequently, these are measured at amortized cost using the effective interest method. Financial liabilities that have been initially recognized at fair value through profit or loss will be measured subsequently at fair value.

3.8	Financial instruments at fair value through profit or loss

Management will irrevocably determine, at the time of initial recognition, the designation of a financial instrument at fair value through profit or loss. By doing so, this eliminates and/or significantly reduces the measurement or recognition inconsistency that would otherwise have arisen from the measurement of assets or liabilities or from the recognition of gains and losses from them on different bases.

3.9	Financial instrument offsetting

The Company offsets an asset and liability if and only if it presently has a legally enforceable right of setting off the amounts recognized and has the intent of settling for the net amount of realizing the asset and settling the liability simultaneously.

3.10	Reclassification of financial instruments

At such time when the Company changes its business model for managing financial assets, it will reclassify those financial assets affected by the new business model.

Financial liabilities could not be reclassified.

3.11	Derivative and hedging financial instruments

Derivatives are recognized initially at fair value as of the date on which the derivatives contract is signed and, they are subsequently assessed at fair value. The method for recognizing the resulting gain or loss depends on whether the derivative has been designated as an accounting hedge instrument and, if so, it depends on the type of hedging, which may be as follows:

a)	Fair value hedge of assets and liabilities recognized (fair value hedges);

b)	Hedging of a single risk associated with an asset or liability recognized or a highly probable forecast transaction (cash flow hedge).

At the beginning of the transaction, the Company documents the relationship that exists between hedging instruments and those items hedged, as well as their objectives for risk management purposes and the strategy to conduct different hedging operations.

SQM S.A. El Trovador 4285 Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com	34

Notes to the Consolidated Financial Statements as of December 31, 2017.

Note 3	Significant accounting policies (continued)

3.11	Derivative and hedging financial instruments, continued

The Company also documents its evaluation both at the beginning and at the end of each period if the derivatives used in hedging transactions are highly effective to offset changes in the fair value or in cash flows of hedged items.

The fair value of derivative instruments used for hedging purposes is shown in Note 10.3 (hedging assets and liabilities). Changes in the cash flow hedge reserve are classified as a non-current asset or liability if the remaining expiration period of the hedged item is more than 12 months, and as a current asset or liability if the remaining expiration period of the entry is less than 12 months.

Derivatives that are not designated or do not qualify as hedging derivatives are classified as current assets or liabilities, and changes in the fair value are directly recognized through profit or loss.

a)	Fair value hedge

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in profit or loss, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk. The gain or loss relating to the effective portion of interest rate swaps that hedge fixed rate borrowings is recognized in profit or loss within finance costs, together with changes in the fair value of the hedged fixed rate borrowings attributable to interest rate risk. The gain or loss relating to the ineffective portion is recognized in profit or loss within other income or other expenses. If the hedge no longer meets the criteria for hedge accounting, the adjustment to the carrying amount of a hedged item for which the effective interest method is used is amortized to profit or loss over the period to maturity using a recalculated effective interest rate.

b)	Cash flow hedges

The portion of the derivative instruments used to mitigate cash flow fluctuations related to sales revenue or expenses is recognized in gross margin as a cost or undistributed revenue. The accrued portion of these instruments is recognized in other income or expenditure.

SQM S.A. El Trovador 4285 Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com	35

Notes to the Consolidated Financial Statements as of December 31, 2017.

Note 3	Significant accounting policies (continued)

3.12	Available for sale financial assets

Available for sale financial assets are non-derivative financial assets, which have been designated as available for sale and are not classified in any of the previous categories of financial instruments. Available for sale financial instruments are initially recognized at fair value plus any directly attributable transaction costs.

Subsequent to initial recognition, they are recognized at fair value and changes other than impairment losses are recognized in other comprehensive income and presented in equity in the fair value reserve. If an investment is derecognized, the accumulated gain or loss is reclassified to profit or loss.

3.13	Derecognition of financial instruments

In accordance with IAS 39, the Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred; and the control of the financial assets has not been retained.

The Company derecognizes a financial liability when its contractual obligations or a part of these are discharged, paid to the creditor or legally extinguished.

3.14	Derivative financial instruments

The Company maintains derivative financial instruments to hedge its exposure to foreign currencies. Derivative financial instruments are recognized initially at fair value; attributable transact ion costs are recognized when incurred. Subsequent to initial recognition, any changes in the fair value of such derivatives are recognized in profit or loss as part of gains and losses.

The Company permanently assesses the existence of embedded derivatives, both in its contracts and financial instruments. As of December 31, 2017, and December 31, 2016, there were no embedded derivatives.

3.15	Fair value initial measurements

From the initial recognition, the Company measures its assets and liabilities at fair value plus or minus transaction costs incurred that are directly attributable to the acquisition of a financial asset or issuance of a financial liability.

SQM S.A. El Trovador 4285 Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com	36

Notes to the Consolidated Financial Statements as of December 31, 2017.

Note 3	Significant accounting policies (continued)

3.16	Deferred acquisition costs from insurance contracts

Acquisition costs from insurance contracts are classified as prepayments and correspond to insurance contracts in force, recognized using the straight-line method and on an accrual basis, and are recognized under other non-financial assets.

3.17	Trade and other receivables

The Company’s trade receivables are maintained to obtain contractual cash flows (charge and collect) and do not contain a significant financing component, being recognized at the transaction price defined in IFRS 15. Meanwhile, the Company is using the simplified approach for recognizing expected credit losses if there is no significant increase in the credit risk since initial recognition and the terms of sale are less than 12 months. Similarly, the Company is using an impairment model for trade receivables based on expected credit losses that considers the credit risk separately from its hedges, generating an effect equal to that established in the previous accounting standard IAS 39. The Company has established the procedures and controls for beginning to apply IFRS 9 as of January 1, 2018.

SQM S.A. El Trovador 4285 Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com	37

Notes to the Consolidated Financial Statements as of December 31, 2017.

Note 3	Significant accounting policies (continued)

3.18	Inventory measurement

The Company measures inventories at the lower of production cost and net realizable value. The cost price of finished products and work in progress includes the direct cost of materials and, when applicable, labor costs, the depreciation of goods that are involved in the production process, the indirect costs incurred in transforming raw materials into finished products, and general expenses incurred in carrying inventories to their current location and conditions. The method used to determine the cost of inventories is the weighted average monthly cost and the average cost of warehouse storage.

Commercial discounts, rebates obtained, and other similar entries are deducted when determining the acquisition price.

The net realizable value represents the estimate of the sales price, less all the estimated costs involved in making the finished product and the costs that will be incurred in the commercialization, sales, and distribution processes.

The Company conducts an evaluation of the net realizable value of inventories at the end of each year, recording an estimate with a charge to profit or loss when the inventory costs exceed the realizable value. This estimate is made for all the finished and intermediate products in the Company’s inventory. The valuation of obsolete, impaired or slow-moving products relates to their estimated net realizable value.

The provisions for uncertainties in the technical specifications for the Company’s stocks of finished goods and work in progress have been made based on a technical study which covers the different variables that affect products in stock (such as density and humidity). This study is updated periodically to include new measurement technologies and the results from previous financial periods.

Inventories of raw materials, supplies, materials and parts are recorded at the lower of acquisition cost or market value. The acquisition cost is calculated according to the average acquisition price method. Nonetheless, an estimate is made for each financial period of the potential lower value of that proportion of the inventory that consists of obsolete, defective or slow-moving materials. This provision reduces the value of the Company’s raw materials, supplies, materials and parts.

3.19	Investments in associates and joint ventures

Interests in companies over which joint control is exercised (joint venture) or where an entity has a significant influence (associates) are recognized using the equity method of accounting. Significant influence is presumed to exist when interest greater than 20% is held in the capital of an investee.

Under this method, the investment is recognized in the statement of financial position at cost plus changes, subsequent to the acquisition, and considering the proportional share in the equity of the associate. For such purposes, the interest percentage in the ownership of the associate is used. The associated goodwill acquired is included in the carrying amount of the investee and is not amortized. The debit or credit to profit or loss reflects the proportional share in the profit or loss of the associate.

SQM S.A. El Trovador 4285 Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com	38

Notes to the Consolidated Financial Statements as of December 31, 2017.

Note 3	Significant accounting policies (continued)

3.19	Investments in associates and joint ventures, continued

Unrealized gains for transactions with affiliates or associates are eliminated according to the Company’s interest percentage in such entities. Unrealized losses are also eliminated, except if the transaction provides evidence of impairment loss of the transferred asset.

Changes in the equity of associates are recognized on a proportional basis with a charge or credit to “Other reserves” and classified according to their origin.

Reporting dates of the associate, the Company and related policies are similar for equivalent transactions and events under similar circumstances.

In the event that the significant influence is lost or the investment is sold or is held as available for sale, the equity method is discontinued, suspending the recognition of the proportional share of profit or loss.

If the resulting amount according to the equity method is negative, the share of profit or loss is reflected as zero in the consolidated financial statements, unless a commitment exists by the Company to reinstate the Company’s equity position, in which case the related provision for risks and expenses is recorded.

Dividends received by these companies are recorded by reducing the equity value, and the proportional share of profit or loss recognized according to the equity share are included in the consolidated profit or loss accounts in the caption “Equity share of profit (loss) of associates and joint ventures that are accounted for using the equity method of accounting”.

3.20	Transactions with non-controlling interests

Non-controlling interests are recorded in the consolidated statement of financial position within equity, but separate from equity attributable to the owners of the Parent.

3.21	Related party transactions

Transactions between the Company and its subsidiaries are part of the Company’s normal operations within its scope of business activities. Conditions for such transactions are those normally effective for those types of operations with regard to terms and market prices. These transactions have been eliminated in consolidation. The expiration conditions vary according to the originating transaction.

SQM S.A. El Trovador 4285 Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com	39

Notes to the Consolidated Financial Statements as of December 31, 2017.

Note 3	Significant accounting policies (continued)

3.22	Property, plant and equipment

The assets tangible property, plant and equipment assets are stated at acquisition cost, net of the related accumulated depreciation, amortization and impairment losses that they might have experienced.

In addition to the price paid for the acquisition of tangible property, plant and equipment, the Company has considered the following concepts as part of the acquisition cost, as applicable:

1.       Accrued interest expenses during the construction period that are directly attributable to the acquisition, construction or production of qualifying assets, which are those that require a substantial period prior to being ready for use. The interest rate used is that related to the project’s specific financing or, should this not exist, the average financing rate of the investor company.

2.       The future costs that the Company will have to experience, related to the closure of its facilities at the end of their useful life, are included at the present value of disbursements expected to be required to settle the obligation.

Construction-in-progress is transferred to property, plant and equipment in operation once the assets are available for use and the related depreciation and amortization begins on that date.

Extension, modernization or improvement costs that represent an increase in productivity, ability or efficiency or an extension of the useful lives of property, plant and equipment are capitalized as a higher cost of the related assets. All the remaining maintenance, preservation and repair expenses are charged to expense as they are incurred.

The replacement of full assets, which increase the asset’s useful life or its economic capacity, are recorded as a higher value of property, plant and equipment with the related derecognition of replaced or renewed elements.

Gains or losses which are generated from the sale or disposal of property, plant and equipment are recognized as income (or loss) in the period, and calculated as the difference between the asset’s sales value and its net carrying value.

Costs derived from the daily maintenance of property, plant and equipment are recognized when incurred.

SQM S.A. El Trovador 4285 Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com	40

Notes to the Consolidated Financial Statements as of December 31, 2017.

Note 3	Significant accounting policies (continued)

3.23	Depreciation of property, plant and equipment

Property, plant and equipment are depreciated through the straight-line distribution of cost over the estimated technical useful life of the asset, which is the period in which the Company expects to use the asset. When components of one item of property, plant and equipment have different useful lives, they are recorded as separate assets. Useful lives are reviewed on an annual basis.

In the case of mobile equipment, depreciation is performed depending on the hours of operation

The useful lives used for the depreciation and amortization of assets included in property, plant and equipment in years are presented below.

Classes of property, plant and equipment	Minimum life or rate (years)	Maximum life or rate (years)
Mining assets	3	10
Energy generating assets	3	16
Buildings	3	30
Supplies and accessories	2	15
Office equipment	3	20
Transport equipment	3	20
Network and communication equipment	2	15
IT equipment	2	15
Machinery, plant and equipment	2	20
Other property, plant and equipment	1	26

3.24	Goodwill

Goodwill acquired represents the excess in acquisition cost on the fair value of the Company's ownership of the net identifiable assets of the subsidiary on the acquisition date. Goodwill acquired related to the acquisition of subsidiaries is included in goodwill, which is subject to impairment tests annually or more frequently if events or changes in circumstances indicate that it might be impaired, and is stated at cost less accumulated impairment losses. Gains and losses related to the sale of an entity include the carrying value of goodwill related to the entity sold.

This intangible asset is assigned to cash-generating units with the purpose of testing impairment losses. It is allocated based on cash-generating units expected to obtain benefits from the business combination from which the aforementioned goodwill acquired arose.

SQM S.A. El Trovador 4285 Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com	41

Notes to the Consolidated Financial Statements as of December 31, 2017.

Note 3	Significant accounting policies (continued)

3.25	Intangible assets other than goodwill

Intangible assets mainly relate to water rights, rights issues, electric line easement expenses and software license and development expenses.

(a)	Water rights

Water rights acquired by the Company relate to water from natural sources and are recorded at acquisition cost. Given that these assets represent legal rights granted in perpetuity to the Company, they are not amortized, but are subject to annual impairment tests.

(b)	Rights of way for electric lines

As required for the operation of industrial plants, the Company has paid rights of way in order to install wires for the different electric lines on third party land. These rights are presented under intangible assets. Amounts paid are capitalized at the date of the agreement and charged to the statement of income, according to the life of the right of way.

(c)	Computer software

Licenses for IT programs acquired are capitalized based on their acquisition and customization costs. These costs are amortized over their estimated useful lives.

Expenses related to the development or maintenance of IT programs are recognized as an expense as and when incurred. Costs directly related to the production of unique and identifiable IT programs controlled by the Group, and which will probably generate economic benefits that are higher than its costs during more than a year, are recognized as intangible assets. Direct costs include the expenses of employees who develop information technology software and general expenses in accordance with corporate charges received.

The costs of development for IT programs recognized as assets are amortized over their estimated useful lives.

(d)	Mining property and concession rights

The Company holds mining property and concession rights from the Chilean Government. Property rights are usually obtained at no initial cost (other than the payment of mining patents and minor recording expenses) and once the rights on these concessions have been obtained, they are retained by the Company while annual patents are paid. Such patents, which are paid annually, are recorded as prepaid assets and amortized over the following twelve months. Amounts attributable to mining concessions acquired from third parties that are not from the Chilean Government are recorded at acquisition cost within intangible assets.

No impairment of intangible assets exists as of December 31, 2017 and December 31, 2016.

SQM S.A. El Trovador 4285 Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com	42

Notes to the Consolidated Financial Statements as of December 31, 2017.

Note 3	Significant accounting policies (continued)

3.26	Research and development expenses

Research and development expenses are charged to profit or loss in the period in which the expenditure was incurred.

3.27	Prospecting expenses

The Company has mining property and concession rights from the Chilean Government and others that it has acquired from third parties other than the Chilean Government, destined to the exploitation of caliche ore and saltpeter deposits and also the exploration of these types of deposits.

Upon obtaining these rights, the Company initially records disbursements directly associated with the exploration and evaluation of deposits (associated with small deposits with trading feasibility) as asset at cost. Such disbursements include the following concepts:

-	Disbursements for geological reconnaissance evaluation

-	Disbursements for drilling

-	Disbursements for drilling work and sampling

-	Disbursements for activities related to technical assessment and trading feasibility of drilling work

-	And any disbursement directly related to specific projects where its objective is finding mining resources.

Subsequently, the Company distinguishes exploration and evaluation projects according to the economic feasibility of the mineral extracted in the area or exploration, among those that finally will deliver future benefits to the Company (profitable projects) and those projects that are unlikely to bring profit to the Company in the future (i.e., when the ore grade at the site is low and its exploitation is not economically profitable).

If technical studies determine that the ore grade is not economically suitable for exploitation, the asset is directly expensed. Otherwise, it is held in the caption “other non-current assets”, reclassifying the portion related to the area to be exploited in the year in the caption inventories and such amount is amortized as production cost on the basis of estimated tons to be extracted.

The technical reasons for this classification correspond to the fact that this is an identifiable non-monetary asset that is owned to be used in the production of our processes as a main raw material.

For this reason and because our disbursements correspond to reserves that have proved to be financially feasible and used as a principal raw material in our production processes, these are presented as inventories that will be exploited within the commercial year and the remainder as development expenses for small deposits and prospecting expenses in the caption “other non-current assets”.

SQM S.A. El Trovador 4285 Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com	43

Notes to the Consolidated Financial Statements as of December 31, 2017.

Note 3	Significant accounting policies (continued)

3.28	Impairment of non-financial assets

Assets subject to depreciation and amortization are also subject to impairment testing, provided that an event or change in the circumstances indicates that the amounts in the accounting records may not be recoverable. An impairment loss is recognized for the excess of the book value of the asset over its recoverable amount.

The recoverable amount of an asset is the higher between the fair value of an asset or cash generating unit (“CGU”) less costs of sales and its value in use, and is determined for an individual asset unless the asset does not generate any cash inflows that are clearly independent from other assets or groups of assets.

When the carrying value of an asset exceeds its recoverable amount, the asset is considered an impaired asset and is reduced to its net recoverable amount.

In evaluating value in use, estimated future cash flows are discounted using a pre-tax discount rate that reflects current market assessment, the value of money over time and the specific asset risks.

To determine the fair value less costs to sell, an appropriate valuation model is used.

Impairment losses from continuing operations are recognized with a debit to profit or loss in the categories of expenses associated with the impaired asset function, except for properties reevaluated previously where the revaluation was taken to equity.

For assets other than acquired goodwill, an annual evaluation is carried out to determine whether any previously recognized impairment losses have already decreased or ceased to exist. If this should be the case, the recoverable amount is estimated. A previously recognized impairment loss is only reversed if there have been changes in the estimates used to determine the asset’s recoverable amount since the last time an impairment loss was recognized. If this is the case, the carrying value of the asset is increased to its recoverable amount. This increased amount cannot exceed the carrying value that would have been determined, net of depreciation, if an asset impairment loss had not been recognized in prior years. This reversal is recognized with a credit to profit or loss.

3.29	Minimum dividend

As required by the Shareholders’ Corporations Act, unless decided otherwise by a unanimous vote by the shareholders of subscribed and paid shares, a public company must distribute dividends as agreed by the shareholders at the General Shareholders’ Meeting held each year. This must entail a minimum of 30% of its profits, except when the Company records unabsorbed losses from prior years. However, the Company has set a policy to distribute 50% of its profits for the year, unless decided otherwise by a unanimous vote by the shareholders at the General Shareholders´ meeting held each year.

At an extraordinary meeting held on April 11, 2017, the Company’s Board of Directors made a recommendation for discussion at the Ordinary Shareholders’ Meeting (the Meeting), which was held on April 28, 2017, that the Company should distribute and pay dividends based on 100% of the Company’s net profit for distribution for the financial year 2016. This recommendation was accepted by the Meeting.

SQM S.A. El Trovador 4285 Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com	44

Notes to the Consolidated Financial Statements as of December 31, 2017.

Note 3	Significant accounting policies (continued)

3.29	Minimum dividend, continued

For 2017, the Company has defined the following dividend policy: (a) To distribute and pay a dividend to the respective shareholders, a percentage of the profits to be determined as follows:

(i) 100% of the profit for 2017 if all the following financial parameters are met: (a) that the total of cash and cash equivalents and other current financial assets (“Cash”) divided by the addition of other current financial liabilities (the “Short-term Financial Liabilities”) is equal to or more than 2.5 times, and (b) the total of current liabilities and non-current liabilities (“Total Liabilities”) divided by total equity (“Equity”) is equal to or less than 1.1 times.

(ii) 80% of profit for 2017 if all the following financial parameters are met: (a) that Cash divided by Short-term Financial Liabilities is equal to or more than 2.0 times, and (b) Total Liabilities divided by Total Equity is equal to or less than 1.2 times.

(iii) 60% of profit for 2017 if all the following financial parameters are met: (a) that Cash divided by Short-term Financial Liabilities is equal to or more than 1.5 times, and (b) Total Liabilities divided by Total Equity is equal to or less than 1.3 times. Should none of these parameters be met, the Company will distribute and pay as dividend 50% of the profit for 2017 to the respective shareholders.

3.30	Earnings per share

The basic earnings per share amounts are calculated by dividing the profit for the year attributable to the ordinary owners of the parent by the weighted average number of ordinary shares outstanding during the year.

The Company has not conducted any type of operation of potential dilutive effect that would entail the disclosure of diluted earnings per share.

3.31	Trade and other payables

Trade and other payables are measured at fair value plus all costs associated with the transaction. Subsequently, these are carried out at amortized cost using the effective interest rate method.

3.32	Interest-bearing borrowings

At initial recognition, interest-bearing borrowings are measured at fair value net of transaction costs incurred. Subsequently, they are measured at amortized cost using the effective interest rate method. Amortized cost is calculated considering any premium or discount from the acquisition and includes costs of transactions which are an integral part of the effective interest rate.

These are recorded as non-current when their expiration period exceeds twelve months and as current when the term is lower than such term. Interest expense is calculated in the year in which it is accrued following a financial criterion.

SQM S.A. El Trovador 4285 Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com	45

Notes to the Consolidated Financial Statements as of December 31, 2017.

Note 3	Significant accounting policies (continued)

3.33	Other provisions

Provisions are recognized when:

-	The Company has a present obligation or constructive obligation as the result of a past event.

-	It is more likely than not that certain resources must be used, including benefits, to settle the obligation.

-	A reliable estimate can be made of the amount of the obligation.

In the event that the provision or a portion of it is reimbursed, the reimbursement is recognized as a separate asset solely if there is certainty of income.

In the consolidated statement of income, the expense for any provision is presented net of any reimbursement.

Should the effect of the value of money over time be significant, provisions are discounted using a discount rate before tax that reflects the liability’s specific risks. When a discount rate is used, the increase in the provision over time is recognized as a finance cost.

The Company’s policy is to maintain provisions to cover risks and expenses based on a better estimate to deal with possible or certain and quantifiable responsibilities from current litigation, compensations or obligations, pending expenses for which the amount has not yet been determined, collaterals and other similar guarantees for which the Company is responsible. These are recorded at the time the responsibility or the obligation that determines the compensation or payment is generated.

SQM S.A. El Trovador 4285 Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com	46

Notes to the Consolidated Financial Statements as of December 31, 2017.

Note 3	Significant accounting policies (continued)

3.34	Obligations related to employee termination benefits and pension commitments

Obligations towards the Company’s employees comply with the provisions of the collective bargaining agreements in force, which are formalized through collective employment agreements and individual employment contracts, except for the United States, which is regulated in accordance with employment plans in force up to 2002. (See more details in Note 15.4)

These obligations are valued using actuarial calculations, according to the projected unit credit method which considers such assumptions as the mortality rate, employee turnover, interest rates, retirement dates, effects related to increases in employees’ salaries, as well as the effects on variations in services derived from variations in the inflation rate. The criteria in force contained in the revised IAS 19 are also taken into account.

Actuarial gains and losses that may be generated by variations in defined, pre-established obligations are directly recorded in other comprehensive income.

Actuarial losses and gains have their origin in departures between the estimate and the actual behavior of actuarial assumptions or in the reformulation of established actuarial assumptions.

The discount rate used by the Company for calculating the obligation was 5.111% and 4.522% for the periods ended December 31, 2017 and December 31, 2016, respectively.

The Company’s subsidiary SQM North America has established pension plans for its retired employees that are calculated by measuring the projected obligation using a net salary progressive rate net of adjustments for inflation, mortality and turnover assumptions, deducting the resulting amounts at present value using a 3.75% interest rate for 2017 and 4.5% for 2016. The net balance of this obligation is presented under the non-current provisions for employee benefits (refer to Note 15.4).

3.35	Compensation plans

Compensation plans implemented through benefits provided in share-based payments settled in cash are recognized in the financial statements at their fair value, in accordance with International Financial Reporting Standards No. 2 "Share-based Payments.” Changes in the fair value of options granted are recognized with a charge to payroll on a straight-line basis during the period between the date on which these options are granted and the payment date (see Note 16).

SQM S.A. El Trovador 4285 Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com	47

Notes to the Consolidated Financial Statements as of December 31, 2017.

Note 3	Significant accounting policies (continued)

3.36	Revenue recognition

Revenue includes the fair value of considerations received or receivable for the sale of goods and services during the performance of the Company's activities. Revenue is presented net of value added tax, estimated returns, rebates and discounts and after the elimination of sales among subsidiaries.

Revenue is recognized when its amount can be stated reliably, it is probable that the future economic rewards will flow to the entity and it meets the specific conditions for each type of activity-related revenue, as follows:

(a)	Sale of goods

The sale of goods is recognized when the Company has delivered products to the customer, and there is no obligation pending compliance that could affect the acceptance of products by the customer. The delivery does not occur until products have been shipped to the customer or confirmed as received by the customer, and the related risks of obsolescence and loss have been transferred to the customer and the customer has accepted the products in accordance with the conditions established in the sale, when the acceptance period has ended, or when there is objective evidence that those criteria required for acceptance have been met.

Sales are recognized in consideration of the price set in the sales agreement, net of volume discounts and estimated returns at the date of the sale. Volume discounts are evaluated in consideration of annual foreseen purchases and in accordance with the criteria defined in agreements.

(b)	Sale of services

Revenue associated with the rendering of services is recognized considering the degree of completion of the service as of the date of presentation of the consolidated classified statement of financial position, provided that the result from the transaction can be estimated reliably.

(c)	Interest income

Interest income is recognized when interest is accrued in consideration of the principal pending payment using the effective interest rate method.

(d)	Income from dividends

Income from dividends is recognized when the right to receive the payment is established.

3.37	Finance income and finance costs

Finance income is mainly composed of interest income in financial instruments such as term deposits and mutual fund deposits. Interest income is recognized in profit or loss at amortized cost, using the effective interest rate method.

Finance costs are mainly composed of interest on bank borrowing expenses, interest on bonds issued and interest capitalized for borrowing costs for the acquisition, construction or production or qualifying assets.

Borrowing costs and bonds issued are recognized in profit or loss using the effective interest rate method.

SQM S.A. El Trovador 4285 Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com	48

Notes to the Consolidated Financial Statements as of December 31, 2017.

Note 3	Significant accounting policies (continued)

3.37	Finance income and finance costs, continued

For finance costs accrued during the construction period that are directly attributable to the acquisition, construction or production of qualifying assets, the effective interest rate related to the project’s specific financing is used. If none exists, the average financing rate of the subsidiary making the investment is utilized.

Borrowing and financing costs that are directly attributable to the acquisition, construction or production of an asset are capitalized as part of that asset’s cost.

3.38	Income tax and deferred taxes

Corporate income tax for the year is determined as the sum of current taxes from the different consolidated companies.

Current taxes are based on the application of the various types of taxes attributable to taxable income for the year.

Differences between the book value of assets and liabilities and their tax basis generate the balance of deferred tax assets or liabilities, which are calculated using the tax rates expected to be applicable when the assets and liabilities are realized.

In conformity with current Chilean tax regulations, the provision for corporate income tax and taxes on mining activity is recognized on an accrual basis, presenting the net balances of accumulated monthly tax provisional payments for the fiscal period and associated credits. The balances of these accounts are presented in current income taxes recoverable or current taxes payable, as applicable.

Tax on companies and variations in deferred tax assets or liabilities that are not the result of business combinations are recorded in the statement of income accounts or equity accounts in the consolidated statement of financial position, considering the origin of the gains or losses which have generated them.

At each reporting period, the carrying amount of deferred tax assets has been reviewed and reduced to the extent where there will not be sufficient taxable income to allow the recovery of all or a portion of the deferred tax assets. Likewise, as of the date of the consolidated financial statements, deferred tax assets that are not recognized were evaluated and not recognized as it was more likely than not that future taxable income will allow for recovery of the deferred tax asset.

With respect to deductible temporary differences associated with investments in subsidiaries, associated companies and interest in joint ventures, deferred tax assets are recognized solely provided that it is more likely than not that the temporary differences will be reversed in the near future and that there will be taxable income with which they may be used.

The deferred income tax related to entries directly recognized in equity is recognized with an effect on equity and not with an effect on profit or loss.

Deferred tax assets and liabilities are offset if there is a legally receivable right of offsetting tax assets against tax liabilities and the deferred tax is related to the same tax entity and authority.

SQM S.A. El Trovador 4285 Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com	49

Notes to the Consolidated Financial Statements as of December 31, 2017.

Note 3	Significant accounting policies (continued)

3.39	Segment reporting

IFRS 8 requires that companies adopt a “management approach” to disclose information on the operations generated by its operating segments. In general, this is the information that management uses internally for the evaluation of segment performance and making the decision on how to allocate resources for this purpose.

An operating segment is a group of assets and operations responsible for providing products or services subject to risks and performance that are different from those of other business segments. A geographical segment is responsible for providing products or services in a given economic environment subject to risks and performance that are different from those of other segments operating in other economic environments.

For assets and liabilities, the allocation to each segment is not possible given that these are associated with more than one segment, except for depreciation, amortization and impairment of assets, which are directly allocated to the applicable segments, in accordance with the criteria established in the costing process for product inventories.

The following operating segments have been identified by the Company:

-	Specialty plant nutrients

-	Industrial chemicals

-	Iodine and derivatives

-	Lithium and derivatives

-	Potassium

-	Other products and services

SQM S.A. El Trovador 4285 Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com	50

Notes to the Consolidated Financial Statements as of December 31, 2017.

Note 3	Significant accounting policies (continued)

3.40	Responsibility for Information and Estimates Made

The Management of Sociedad Química y Minera de Chile S.A. and its subsidiaries is responsible for the information contained in these consolidated financial statements, which expressly indicate that all the principles and criteria included in IFRS, as issued by the International Accounting Standards Board (IASB), have been applied in full.

In preparing the consolidated financial statements of Sociedad Química y Minera de Chile S.A. and its subsidiaries, Management has made judgments and estimates to quantify certain assets, liabilities, revenues, expenses and commitments included therein. Basically, these estimates refer to:

-	The useful lives of property, plant and equipment, and intangible assets and their residual value Estimated useful lives are determined based on current facts and past experience, and take into consideration the anticipated physical life of the asset, the potential for technological obsolescence, and regulations. See notes 3.22, 13 and 14.

-	Impairment losses of certain assets - Assets, including property, plant and equipment, exploration assets, goodwill and intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amounts exceed their recoverable amounts. If an impairment assessment is required, the assessment of fair value often requires estimates and assumptions such as discount rates, exchange rates, commodity prices, future capital requirements and future operating performance. Changes in such estimates could impact the recoverable values of these assets. Estimates are reviewed regularly by management. See notes 13 and 14.

-	Assumptions used in calculating the actuarial amount of pension-related and severance indemnity payment benefit commitments. See Note 15.

-	Contingencies – The amount recognized as a provision, including legal, contractual, constructive and other exposures or obligations, is the best estimate of the consideration required to settle the related liability, including any related interest charges, taking into account the risks and uncertainties surrounding the obligation. In addition, contingencies will only be resolved when one or more future events occur or fail to occur. Therefore, the assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. The Company assesses its liabilities and contingencies based upon the best information available, relevant tax laws and other appropriate requirements. See notes 18 and 19.

-	Provisions on the basis of technical studies that cover the different variables affecting products in stock (density and moisture, among others), and related allowance.

-	Obsolescence to ensure that the carrying value of inventory is not in excess of the net realizable Inventory valuation requires judgment to determine obsolescence and estimates of provisions for value. See note 8.

Despite the fact that these estimates have been made on the basis of the best information available on the date of preparation of these consolidated financial statements, certain events may occur in the future and oblige their amendment (upwards or downwards) over the next few years, which would be made prospectively, recognizing the effects of the change in estimates in the related future consolidated financial statements.

SQM S.A. El Trovador 4285 Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com	51

Notes to the Consolidated Financial Statements as of December 31, 2017.

Note 3	Significant accounting policies (continued)

3.41	Environment

In general, the Company follows the criteria of considering amounts used in environmental protection and improvement as environmental expenses. However, the cost of facilities, machinery and equipment used for the same purpose are considered property, plant and equipment, as the case may be.

Note 4	Financial risk management

4.1	Financial risk management policy

The Company’s financial risk management policy is focused on safeguarding the stability and sustainability of Sociedad Química y Minera de Chile S.A. and its subsidiaries with regard to all such relevant financial uncertainty components.

The Company’s operations are subject to certain financial risk factors that may affect its financial position or results. The most significant risk exposures are market risk, liquidity risk, currency risk, doubtful accounts risk, and interest rate risk, among others.

There could also be additional risks, which are either unknown or known but not currently deemed to be significant, which could also affect the Company’s business operations, its business, financial position, or profit or loss.

The financial risk management structure includes identifying, determining, analyzing, quantifying, measuring and controlling these events. Management and, in particular, Finance Management, is responsible for constantly assessing the financial risk. The Company uses derivatives to hedge a significant portion of those risks.

SQM S.A. El Trovador 4285 Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com	52

Notes to the Consolidated Financial Statements as of December 31, 2017.

Note 4	Financial risk management, continued

4.2	Risk factors

4.2.1	Market risk

Market risk refers to the uncertainty associated with fluctuations in market variables affecting the Company’s assets and liabilities, including:

a)	Price risk: The Company’s product prices are affected by the fluctuations in international prices of fertilizers and chemicals, as well as changes in production capacities or market demand, all of which might affect the Company’s business, financial position and results of operations.

b)	Commodity price risk: The Company is exposed to changes in commodity prices and energy which may have an impact on its production costs that may cause unstable results.

At present, the SQM Group incurs an annual expenditure of approximately US$117 million associated with fuel, gas, energy and equivalents, of which US$77 million is related to direct electricity consumption. A change of 10% in the prices of energy required for the Company’s operations may involve costs of approximately US$12 million in short-term movements.

The markets in which the Company operates are unpredictable, exposed to significant fluctuations in supply and demand, and high price volatility. Additionally, the supply of certain fertilizers or chemicals, including certain products in which the Company trades vary, mainly depending on the production of top producers and their related business strategies. Accordingly, the Company cannot forecast with certainty changes in demand, responses from competitors or fluctuations in the final price of its products. These factors can lead to significant impacts on the Company’s product sales volumes, financial position and share price.

c)	Quality standards: In the markets in which we operate, customers might impose quality standards on our products and/or governments could enact more stringent standards for the distribution and/or use of our products. Consequently, we might not be able to sell our products if we are not able to meet those new standards. In addition, our production costs might increase to meet such new standards. Not being able to sell our products in one or more markets or to key customers might significantly affect our business, financial position or the results of our operations.

SQM S.A. El Trovador 4285 Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com	53

Notes to the Consolidated Financial Statements as of December 31, 2017.

Note 4	Financial risk management, continued

4.2.2	Credit risk

A contraction of the global economy and the potentially adverse effects in the financial position of our customers may extend the receivables recovery period for SQM, increasing its exposure to doubtful account risk. While measures have been taken to minimize such risk, the global economic situation may result in losses that might have a material adverse effect on the Company’s business, financial position or results of operations.

To mitigate these risks, SQM actively controls debt collection and has established certain safeguards which include loan insurance, letters of credit, and prepayments for a portion of receivables.

Financial investments correspond to time deposits with maturities exceeding 90 days and less than 360 days from the investment date, so they are not exposed to significant market risks.

The credit quality of financial assets that are neither past due nor impaired can be assessed by reference to external credit ratings (if available) or to historical information about counterparty default rates:

		Rating Institution			12/31/2017
Financial institution	Financial assets	Moody´s	S&P	Fitch	ThUS$
Banco BBVA Chile	Time deposits	P-2	A-2	-	41,860
Banco Crédito e Inversiones	Time deposits	P-1	A-1-	F-1+	120,616
Banco Santander - Santiago	Time deposits	P-1	A-1	F-1	35,558
BBVA Banco Francés	Time deposits	-	-	-	163
Itau-Corpbanca	Time deposits	P-2	A-2	-	75,072
JP Morgan US dollar Liquidity Fund Institutional	Investment fund deposits	-	-	-	143,333
Legg Mason - Western Asset Institutional Cash Reserves	Investment fund deposits	-	-	-	144,464
Scotiabank Sud Americano	Time deposits	-	-	-	12,520
Nedbank	Time deposits	P-3	B	-	3,686
ABN Armo Bank	Time deposits	-			1,439
Total					578,711

		Rating Institution			12/31/2017
Financial institution	Financial assets	Moody´s	S&P	Fitch	ThUS$
Banco BBVA Chile	90 days to 1 year	-	-	-	1,207
Banco Crédito e Inversiones	90 days to 1 year	P-1	A-1	F-1	71,748
Banco de Chile	90 days to 1 year	-	-	-	4,834
Itau-Corpbanca	90 days to 1 year	P-1	A-2	-	77,526
Banco Santander - Santiago	90 days to 1 year	P-1	A-1	F-1	163,269
Morgan Stanley	90 days to 1 year	P-2	A-2	F-1	4,191
Banco Security	90 days to 1 year	-	-	-	28,592
Scotiabank Sud Americano	90 days to 1 year	-	-	-	13,765
Total					365,132

SQM S.A. El Trovador 4285 Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com	54

Notes to the Consolidated Financial Statements as of December 31, 2017.

Note 4	Financial risk management, continued

4.2.3	Currency risk

As a result of its influence on price level determination as well as its relationship with cost of sales, and since a significant portion of the Company’s business transactions are performed in that foreign currency, the functional currency of SQM is the United States dollar. However, the global business activities of the Company expose it to the foreign exchange fluctuations of several currencies with respect to the value of the U.S. dollar. Accordingly, SQM has entered into hedge contracts to mitigate the exposure generated by its main mismatches (assets, net of liabilities) in currencies other than the U.S. dollar against foreign exchange fluctuation. These contracts are periodically updated depending on the mismatch amount to be hedged in such currencies. Occasionally, and subject to the Board of Directors’ approval, in the short-term the Company insures cash flows from certain specific items in currencies other than the U.S. dollar.

A significant portion of the Company’s costs, particularly payroll, is denominated in Chilean pesos. Accordingly, an increase or decrease in the exchange rate against the U.S. dollar would affect the Company’s profit for the period. Approximately US$370 million of the Company’s costs are denominated in Chilean pesos. A significant portion of the effect of such obligations on the statement of financial position is hedged by derivative instrument transactions on the balance mismatch in such currency.

As of December 31, 2017, the Company recorded derivative instruments classified as currency and interest rate hedges associated with all the bonds payable, denominated in UF, with a fair value of US$5 million against SQM. As of December 31, 2016, this amounts to US$41 million against SQM.

As of December 31, 2017, the Chilean peso to U.S. dollar exchange rate was Ch$614.75 per US$1.00 (Ch$ 669.47 per US$ 1.00 as of December 31, 2016).

SQM S.A. El Trovador 4285 Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com	55

Notes to the Consolidated Financial Statements as of December 31, 2017.

Note 4	Financial risk management, continued

4.2.4	Interest rate risk

Interest rate fluctuations, primarily due to the uncertain future behavior of markets, may have a material impact on the financial results of the Company.

The Company has current and non-current debts valued at the LIBOR rate, plus a spread. The Company is partially exposed to fluctuations in this rate, as SQM currently holds hedging derivative instruments to hedge a portion of its liabilities subject to LIBOR rate fluctuations.

As of December 31, 2017, the Company has no financial liabilities linked to variations in the LIBOR rate and, therefore, significant increases in that rate would not impact its financial position.

In addition, as of December 31, 2017, the Company's financial liabilities are mainly concentrated in the long-term and approximately 7% have maturities of less than 12 months, decreasing in the process the exposure to changes in interest rates.

4.2.5	Liquidity risk

Liquidity risk relates to the funds needed to comply with payment obligations. The Company’s objective is to maintain financial flexibility through a comfortable balance between fund requirements and cash flows from regular business operations, bank borrowings, bonds, short term investments, and marketable securities, among others.

The Company has an important capital expense program which is subject to change over time.

On the other hand, world financial markets go through periods of contraction and expansion that are unforeseeable in the long-term and may affect SQM’s access to financial resources. Such factors may have a material adverse impact on the Company’s business, financial position and results of operations.

SQM constantly monitors the matching of its obligations with its investments, taking due care of maturities of both, from a conservative perspective, as part of this financial risk management strategy. As of December 31, 2017, the Company had unused, available revolving credit facilities with banks, for a total of approximately US$248 million.

The position in other cash and cash equivalents generated by the Company are invested in highly liquid mutual funds with an AAA risk rating.

SQM S.A. El Trovador 4285 Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com	56

Notes to the Consolidated Financial Statements as of December 31, 2017.

Note 4	Financial risk management, continued

4.2.5	Liquidity risk, continued

	Nature of undiscounted cash flows
As of December 31, 2017	Carrying amount	Less than 1 year	1 to 5 years	Over 5 years	Total
(in millions of US$)
Other non-derivative financial liabilities
Bank borrowings	163.57	164.78	-	-	164.78
Unsecured obligations	1,054.89	47.45	522.52	751.67	1,321.64
Subtotal	1,218.46	212.23	522.52	751.67	1,486.42
Other derivative financial liabilities
Hedging liabilities	28.38	37.01	(9.51)	(18.36)	9.14
Derivative financial instruments	0.80	0.80	-	-	0.80
Subtotal	29.18	37.81	(9.51)	(18.36)	9.94
Total	1,247.63	250.04	513.01	733.31	1,496.37

	Nature of undiscounted cash flows
As of December 31, 2016	Carrying amount	Less than 1	1 to 5 years	Over 5 years	Total
(in millions of US$)
Other non-derivative financial liabilities
Bank borrowings	101.27	102.08	-	-	102.08
Unsecured obligations	1,130.22	94.76	479.54	873.91	1,448.21
Subtotal	1,231.49	196.84	479.54	873.91	1,550.29
Other derivative financial liabilities
Hedging liabilities	42.62	17.20	40.33	(23.58)	33.95
Derivative financial instruments	(2.175)	(2.18)	-	-	(2.18)
Subtotal	40.445	15.02	40.33	(23.58)	31.77
Total	1,271.94	211.86	519.87	850.33	1,582.06

4.3	Risk measurement

The Company has methods to measure the effectiveness and efficiency of financial risk hedging strategies, both prospectively and retrospectively. These methods are consistent with the risk management profile of the Group.

SQM S.A. El Trovador 4285 Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com	57

Notes to the Consolidated Financial Statements as of December 31, 2017.

Note 5	Changes in accounting estimates and policies (consistent presentation)

5.1	Changes in accounting estimates

The Company had no changes in the determination of accounting estimates at the closing date of the consolidated financial statements. (For more information, see Note 3.40).

5.2	Changes in accounting policies

As of December 31, 2017, the Company’s consolidated financial statements present no changes in accounting policies or estimates compared to the prior period (for further details refer to Note 3.40).

The consolidated statements of financial position as of December 31, 2017 and December 31, 2016 and the statements of comprehensive income, changes in equity and cash flows for the periods ended December 31, 2017 and 2016, have been prepared in accordance with the Standards issued by the Financial Markets Commission, which was formerly the Chilean Superintendence of Securities and Insurance (SVS), which consider the International Financial Reporting Standards (IFRS).

The accounting principles and criteria were applied consistently.

SQM S.A. El Trovador 4285 Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com	58

Notes to the Consolidated Financial Statements as of December 31, 2017.

Note 6	Background of companies included in consolidation

6.1	Parent’s stand-alone assets and liabilities

	12/31/2017	12/31/2016
	ThUS$	ThUS$

Assets	3,658,528	3,824,137
Liabilities	(1,470,707)	(1,578,063)
Equity	2,187,821	2,246,074

6.2	Parent entity

As provided in the Company’s by-laws, no shareholder can concentrate more than 32% of the Company’s voting right shares and therefore there is no controlling entity.

6.3	Joint arrangements of controlling interest

Sociedad de Inversiones Pampa Calichera S.A., Potasios de Chile S.A., and Inversiones Global Mining (Chile) Ltda., collectively the Pampa Group, are the owners of a number of shares that as of December 31, 2017 are equivalent to 29.97% of the current total amount of issued, subscribed and fully-paid shares in the Company. In addition, Kowa Company Ltd., Inversiones La Esperanza (Chile) Limitada, Kochi S.A. and La Esperanza Delaware Corporation, collectively the Kowa Group, are the owners of a number of shares equivalent to 2.12% of the total amount of issued, subscribed and fully-paid shares of SQM S.A.

The Pampa Group and the Kowa Group have informed SQM S.A., the Financial Markets Commission (formerly the Chilean SVS), and the relevant stock exchanges in Chile and abroad that they are not and have never been mutually related parties. This is independent of the fact that on December 21, 2006 the two Groups entered into a Joint Action Agreement (JAA) related to those shares. Consequently, neither the Pampa Group nor the Kowa Group individually owns more than 32% of the voting right capital of SQM S.A.

This Joint Action Agreement has not transformed the Pampa and Kowa Groups into mutually related parties. The Joint Action Agreement has only transformed the current controller of SQM S.A., composed of the Pampa Group, and the Kowa Group, into related parties of SQM S.A.

Detail of effective concentration

Tax ID No.	Name	Ownership interest %
96,511,530-7	Sociedad de Inversiones Pampa Calichera S.A.	19.72
76,165,311-5	Potasios de Chile S.A.	6.91
96,863,960-9	Inversiones Global Mining (Chile) Limitada	3.34
Total Pampa Group		29.97

79,798,650-k	Inversiones la Esperanza (Chile) Ltda.	1.43
59,046,730-8	Kowa Co Ltd.	0.30
96,518,570-4	Kochi S.A.	0.30
59,023,690-k	La Esperanza Delaware Corporation	0.09
Total Kowa Group		2.12

SQM S.A. El Trovador 4285 Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com	59

Notes to the Consolidated Financial Statements as of December 31, 2017.

Note 6	Background of companies included in consolidation (continued)

6.4	General information on consolidated subsidiaries

As of December 31, 2017 and December 31, 2016, the general information of the companies on which the Company exercises control and significant influence is as follows:

			Country of	Functional	Ownership interest
Subsidiary	Tax ID	Address	incorporation	currency	Direct	Indirect	Total

SQM Nitratos S.A.	96,592,190-7	El Trovador 4285 Las Condes	Chile	US$	99.9999	0.0001	100.0000
Proinsa Ltda.	78,053,910-0	El Trovador 4285 Las Condes	Chile	Ch$	-	60.5800	60.5800
SQMC Internacional Ltda.	86,630,200-6	El Trovador 4285 Las Condes	Chile	Ch$	-	60.6381	60.6381
SQM Potasio S.A.	96,651,060-9	El Trovador 4285 Las Condes	Chile	US$	99.9999	-	99.9999
Serv. Integrales de Tránsito y Transf. S.A.	79,770,780-5	Arturo Prat 1060, Tocopilla	Chile	US$	0.0003	99.9997	100.0000
Isapre Norte Grande Ltda.	79,906,120-1	Anibal Pinto 3228, Antofagasta	Chile	Ch$	1.0000	99.0000	100.0000
Ajay SQM Chile S.A.	96,592,180-K	Av. Pdte. Eduardo Frei 4900, Santiago	Chile	US$	51.0000	-	51.0000
Almacenes y Depósitos Ltda.	79,876,080-7	El Trovador 4285 Las Condes	Chile	Ch$	1.0000	99.0000	100.0000
SQM Salar S.A.	79,626,800-K	El Trovador 4285 Las Condes	Chile	US$	18.1800	81.8200	100.0000
SQM Industrial S.A.	79,947,100-0	El Trovador 4285 Las Condes	Chile	US$	99.0470	0.9530	100.0000
Exploraciones Mineras S.A.	76,425,380-9	El Trovador 4285 Las Condes	Chile	US$	0.2691	99.7309	100.0000
Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	76,534,490-5	Anibal Pinto 3228, Antofagasta	Chile	Ch$	-	100.0000	100.0000
Soquimich Comercial S.A.	79,768,170-9	El Trovador 4285 Las Condes	Chile	US$	-	60.6383	60.6383
Comercial Agrorama Ltda. (*)	76,064,419-6	El Trovador 4285 Las Condes	Chile	US$	-	42.4468	42.4468
Comercial Hydro S.A.	96,801,610-5	El Trovador 4285 Las Condes	Chile	Ch$	-	60.6383	60.6383
Agrorama S.A.	76,145,229-0	El Trovador 4285 Las Condes	Chile	Ch$	-	60.6377	60.6377
Orcoma Estudios SPA	76,359,919-1	Apoquindo 3721 Of.131 Las Condes	Chile	US$	51.0000	-	51.0000
Orcoma SPA	76,360,575-2	Apoquindo 3721 Of.131 Las Condes	Chile	US$	100.0000	-	100.0000
SQM MaG SpA.	76,686,311-9	Los Militares 4290, Las Condes	Chile	US$	100.0000	-	100.0000
SQM North America Corp.	Foreign	2727 Paces Ferry Road, Building Two, Suite 1425, Atlanta, GA	United States	US$	40.0000	60.0000	100.0000
RS Agro Chemical Trading Corporation A.V.V.	Foreign	Caya Ernesto O. Petronia 17, Orangestad	Aruba	US$	98.3333	1.6667	100.0000
Nitratos Naturais do Chile Ltda.	Foreign	Al. Tocantis 75, 6° Andar, Conunto 608 Edif. West Gate, Alphaville Barureri, CEP 06455-020, Sao Paulo	Brazil	US$	-	100.0000	100.0000
Nitrate Corporation of Chile Ltd.	Foreign	1 More London Place London SE1 2AF	United Kingdom	US$	-	100.0000	100.0000
SQM Corporation N.V.	Foreign	Pietermaai 123, P.O. Box 897, Willemstad, Curacao	Netherlands	US$	0.0002	99.9998	100.0000
SQM Peru S.A.	Foreign	Avenida Camino Real N° 348 of. 702, San Isidro, Lima	Peru	US$	0.9800	99.0200	100.0000
SQM Ecuador S.A.	Foreign	Av. José Orrantia y Av. Juan Tanca Marengo Edificio Executive Center Piso 2 Oficina 211	Ecuador	US$	0.0040	99.9960	100.0000
SQM Brasil Ltda.	Foreign	Al. Tocantis 75, 6° Andar, Conunto 608 Edif. West Gate, Alphaville Barureri, CEP 06455-020, Sao Paulo	Brazil	US$	1.0900	98.9100	100.0000

(*) SQM is the Parent of Soquimich Comercial and the latter is the Parent of Comercial Agrorama Ltda. SQM controls the management of Comercial Agrorama Ltda.

SQM S.A. El Trovador 4285 Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com	60

Notes to the Consolidated Financial Statements as of December 31, 2017.

Note 6	Background of companies included in consolidation (continued)

6.4	General information on consolidated subsidiaries, continued

			Country of	Functional	Ownership interest
Subsidiary	Tax ID	Address	incorporation	currency	Direct	Indirect	Total

SQI Corporation N.V.	Foreign	Pietermaai 123, P.O. Box 897, Willemstad, Curacao	Netherlands	US$	0.0159	99.9841	100.0000
SQMC Holding Corporation L.L.P.	Foreign	2727 Paces Ferry Road, Building Two, Suite 1425, Atlanta	United States	US$	0.1000	99.9000	100.0000
SQM Japan Co. Ltd.	Foreign	From 1st Bldg 207, 5-3-10 Minami- Aoyama, Minato-ku, Tokyo	Japan	US$	0.1597	99.8403	100.0000
SQM Europe N.V.	Foreign	Houtdok-Noordkaai 25a B-2030 Antwerp, Belgium	Belgium	US$	0.5800	99.4200	100.0000
SQM Italia SRL	Foreign	Via A. Meucci, 5 500 15 Grassina Firenze	Italy	US$	-	100.0000	100.0000
SQM Indonesia S.A.	Foreign	Perumahan Bumi Dirgantara Permai, Jl Suryadarma Blok Aw No 15 Rt 01/09 17436 Jatisari Pondok Gede	Indonesia	US$	-	80.0000	80.0000
North American Trading Company	Foreign	2727 Paces Ferry Road, Building Two, Suite 1425, Atlanta, GA	United States	US$	-	100.0000	100.0000
SQM Virginia LLC	Foreign	2727 Paces Ferry Road, Building Two, Suite 1425, Atlanta, GA	United States	US$	-	100.0000	100.0000
SQM Comercial de México S.A. de C.V.	Foreign	Av. Moctezuma 144-4 Ciudad del Sol. CP 45050, Zapopan, Jalisco México	Mexico	US$	0.0010	99.9900	100.0000
SQM Investment Corporation N.V.	Foreign	Pietermaai 123, P.O. Box 897, Willemstad, Curacao	Netherlands	US$	1.0000	99.0000	100.0000
Royal Seed Trading Corporation A.V.V.	Foreign	Caya Ernesto O. Petronia 17, Orangestad	Aruba	US$	1.6700	98.3300	100.0000
SQM Lithium Specialties LLP	Foreign	2727 Paces Ferry Road, Building Two, Suite 1425, Atlanta, GA	United States	US$	-	100.0000	100.0000
Soquimich SRL Argentina	Foreign	Espejo 65 Oficina 6 – 5500 Mendoza	Argentina	US$	-	100.0000	100.0000
Comercial Caimán Internacional S.A.	Foreign	Edificio Plaza Bancomer Calle 50	Panama	US$	-	100.0000	100.0000
SQM France S.A.	Foreign	ZAC des Pommiers 27930 FAUVILLE	France	US$	-	100.0000	100.0000
Administración y Servicios Santiago S.A. de C.V.	Foreign	Av. Moctezuma 144-4 Ciudad del Sol. CP 45050, Zapopan, Jalisco México	Mexico	US$	-	100.0000	100.0000
SQM Nitratos México S.A. de C.V.	Foreign	Av. Moctezuma 144-4 Ciudad del Sol. CP 45050, Zapopan, Jalisco México	Mexico	US$	-	100.0000	100.0000
SQM Australia PTY	Foreign	Level 16, 201 Elizabeth Street Sydney	Australia	Australian dollar	-	100.0000	100.0000
SACAL S.A.	Foreign	Av. Leandro N. Alem 882, piso 13 Buenos Aires	Argentina	Argentine peso	-	100.0000	100.0000

SQM S.A. El Trovador 4285 Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com	61

Notes to the Consolidated Financial Statements as of December 31, 2017.

Note 6	Background of companies included in consolidation (continued)

6.4	General information on consolidated subsidiaries, continued

			Country of	Functional	Ownership interest
Subsidiary	Tax ID	Address	incorporation	currency	Direct	Indirect	Total

Soquimich European Holding B.V.	Foreign	Loacalellikade 1 Parnassustoren 1076 AZ Amsterdam	Netherlands	US$	-	100.0000	100.0000
SQM Iberian S.A	Foreign	Provenza 251 Principal 1a CP 08008, Barcelona	Spain	US$	-	100.0000	100.0000
SQM Africa Pty Ltd.	Foreign	Tramore House, 3 Wterford Office Park, Waterford Drive, 2191 Fourways, Johannesburg	South Africa	US$	-	100.0000	100.0000
SQM Oceania Pty Ltd.	Foreign	Level 9, 50 Park Street, Sydney NSW 2000, Sydney	Australia	US$	-	100.0000	100.0000
SQM Agro India Pvt. Ltd.	Foreign	C 30 Chiragh Enclave New Delhi, 110048	India	US$	-	100.0000	100.0000
SQM Beijing Commercial Co. Ltd.	Foreign	Room 1001C, CBD International Mansion N 16 Yong An Dong Li, Jian Wai Ave Beijing 100022, P.R.	China	US$	-	100.0000	100.0000
SQM Thailand Limited	Foreign	Unit 2962, Level 29, N° 388, Exchange Tower Sukhumvit Road, Klongtoey Bangkok	Thailand	US$	-	99.996	99.996
SQM Colombia SAS	Foreign	Cra 7 No 32 – 33 piso 29 Pbx: (571) 3384904 Fax: (571) 3384905 Bogotá D.C. – Colombia	Colombia	US$	-	100.0000	100.0000

SQM S.A. El Trovador 4285 Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com	62

Notes to the Consolidated Financial Statements as of December 31, 2017.

Note 6	Background of companies included in consolidation (continued)

6.5	Information attributable to non-controlling interests

Subsidiary	% of interests in the ownership held by non- controlling interests.	Profit (loss) attributable to non-controlling interests		Equity, non-controlling interests		Dividends paid to non- controlling interests
		12/31/2017	12/31/2016	12/31/2017	12/31/2016	12/31/2017	12/31/2016
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Proinsa Ltda.	0.1%	-	-	-	-	-	-
SQM Potasio S.A.	0.0000001%	-	-	-	-	-	-
Ajay SQM Chile S.A.	49%	(1,023)	1,360	8,307	8,303	989	1,163
SQM Indonesia S.A.	20%	-	-	1	1	-	-
Soquimich Comercial S.A.	39.3616784%	(100)	2,378	49,247	50,416	1,264	1,851
Comercial Agrorama Ltda.	30%	403	(106)	(184)	201	-	-
Agrorama S.A.	0.001%	-	-	-	-	-	-
Orcoma Estudios SPA	49%	-	2	2,277	2,277	-	-
SQM (Thailand) Limited.	0.004%	-	-	-	-	-	-
Total		(720)	3,634	59,648	61,198	2,253	3,014

SQM S.A. El Trovador 4285 Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com	63

Notes to the Consolidated Financial Statements as of December 31, 2017.

Note 6	Background of companies included in consolidation (continued)

6.6	Information on consolidated subsidiaries

	12/31/2017
	Assets		Liabilities		Revenue	Profit (loss)	Comprehensive income (loss)
	Current	Non-current	Current	Non-current
Subsidiary	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

SQM Nitratos S.A.	353,821	39,144	324,738	4,489	100,626	5,569	5,607
Proinsa Ltda.	59	1	-	-	-	(3)	(3)
SQMC Internacional Ltda.	219	-	-	-	-	(3)	(3)
SQM Potasio S.A.	243,513	951,448	85,279	23,092	4,129	282,442	282,874
Serv. Integrales de Tránsito y Transf. S.A.	27,822	36,606	57,208	1,596	35,210	1,727	1,712
Isapre Norte Grande Ltda.	561	834	590	147	1,952	44	65
Ajay SQM Chile S.A.	17,048	1,143	779	459	23,732	2,088	2,088
Almacenes y Depósitos Ltda.	301	50	1	-	-	(7)	83
SQM Salar S.A.	760,900	785,082	449,049	186,451	985,654	347,790	348,313
SQM Industrial S.A.	982,835	666,097	618,289	94,135	685,294	48,988	49,011
Exploraciones Mineras S.A.	540	31,691	6,206	-	-	(55)	(55)
Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	372	624	551	353	887	43	27
Soquimich Comercial S.A.	159,943	14,395	46,180	4,632	117,745	254	277
Comercial Agrorama Ltda.	9,977	1,852	12,388	54	13,061	(1,342)	(1,341)
Comercial Hydro S.A.	4,944	41	63	11	30	140	140
Agrorama S.A.	11,343	625	14,956	78	14,275	(2,041)	(2,059)
Orcoma SpA	-	2,360	14	-	-	-	-
Orcoma Estudio SpA	341	4,356	50	-	-	-	-
Compañia Minera Arfwedon SPA	10	-	-	-	-	-	-
SQM North America Corp.	131,452	15,442	162,180	782	250,522	(1,384)	(1,652)
RS Agro Chemical Trading Corporation A.V.V.	5,164	-	23	-	-	(30)	(30)
Nitratos Naturais do Chile Ltda.	-	141	3,451	-	-	(111)	(111)
Nitrate Corporation of Chile Ltd.	5,076	-	-	-	-	-	-
SQM Corporation N.V.	668	133,876	3,575	-	-	21,089	21,065
SQM Perú S.A.	270	-	1,166	-	-	24	24
SQM Ecuador S.A.	21,642	116	19,651	80	26,025	622	622
SQM Brasil Ltda.	187	-	663	2,345	336	(42)	(42)
SQI Corporation N.V.	16	26	61	-	-	(1)	(1)
SQMC Holding Corporation L.L.P.	24,600	15,193	1,000	-	-	2,263	2,263
SQM Japan Co. Ltd.	43,656	302	40,992	626	114,006	(2,168)	(2,168)

SQM S.A. El Trovador 4285 Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com	64

Notes to the Consolidated Financial Statements as of December 31, 2017.

Note 6	Background of companies included in consolidation (continued)

6.6	Information on consolidated subsidiaries, continued

12/31/2017
	Assets		Liabilities		Revenue	Profit (loss)	Comprehensive income (loss)
	Current	Non-current	Current	Non-current
Subsidiary	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

SQM Europe N.V.	399,601	2,599	339,910	-	923,087	11,097	11,097
SQM Italia SRL	1,216	-	16	-	-	(3)	(3)
SQM Indonesia S.A.	4	-	1	-	-	-	-
North American Trading Company	158	145	39	-	-	-	-
SQM Virginia LLC	14,807	14,348	14,807	-	-	(8)	(8)
SQM Comercial de México S.A. de C.V.	92,961	2,288	64,318	-	193,523	4,381	4,381
SQM Investment Corporation N.V.	52,639	86	12,955	866	-	(7,198)	(7,198)
Royal Seed Trading Corporation A.V.V.	31,040	-	49,818	-	-	2,348	2,348
SQM Lithium Specialties LLP	15,755	3	1,264	-	-	(8)	(8)
Soquimich SRL Argentina	168	-	173	-	-	(37)	(37)
Comercial Caimán Internacional S.A.	262	-	1,122	-	-	3	3
SQM France S.A.	345	6	114	-	-	-	-
Administración y Servicios Santiago S.A. de C.V.	162	86	531	58	2,813	47	47
SQM Nitratos México S.A. de C.V.	49	8	30	7	301	6	6
Soquimich European Holding B.V.	53,664	137,393	71,761	1,493	-	18,476	18,452
SQM Iberian S.A.	57,241	1,720	48,891	-	175,936	119	119
SQM Africa Pty Ltd.	76,888	1,514	70,561	-	101,152	1,135	1,135
SQM Oceanía Pty Ltd.	4,151	-	2,033	-	2,045	301	301
SQM Agro India Pvt. Ltd.	-	-	-	-	-	-	-
SQM Beijing Commercial Co. Ltd.	8,804	16	6,518	-	3,691	151	151
SQM Thailand Limited	12,113	5	9,128	-	5,694	43	43
SQM Colombia SAS	278	131	33	-	-	(271)	(271)
SQM Australia Pty	854	24,800	-	-	-	-	-
Sacal S.A.	6	-	-	-	-	-	-
Total	3,630,466	2,886,593	2,543,126	321,754	3,781,726	736,478	737,264

SQM S.A. El Trovador 4285 Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com	65

Notes to the Consolidated Financial Statements as of December 31, 2017.

Note 6	Background of companies included in consolidation (continued)

6.6	Information on consolidated subsidiaries, continued

	12/31/2016
	Assets		Liabilities		Revenue	Profit (loss)	Comprehensive income (loss)
	Current	Non-current	Current	Non-current
Subsidiary	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

SQM Nitratos S.A.	656,221	54,180	644.,610	5,990	96,235	12,178	12,164
Proinsa Ltda.	56	1	-	-	-	(4)	(4)
SQMC Internacional Ltda.	204	-	-	-	-	(3)	(3)
SQM Potasio S.A.	176,976	722,965	37,167	26,933	5,902	253,322	252,435
Serv. Integrales de Tránsito y Transf. S.A.	75,296	36,407	107,567	224	30,315	(18,192)	(18,362)
Isapre Norte Grande Ltda.	664	746	714	131	3,053	23	23
Ajay SQM Chile S.A.	17,240	1,069	975	388	28,035	2,776	2,776
Almacenes y Depósitos Ltda.	278	45	1	-	-	(10)	105
SQM Salar S.A.	785,127	828,606	751,857	195,369	975,326	316,182	316,024
SQM Industrial S.A.	1,212,960	658,277	882,593	97,714	600,075	17,262	21,790
Exploraciones Mineras S.A.	510	31,598	6,027	-	-	(286)	(284)
Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	337	632	614	291	2,265	85	-
Soquimich Comercial S.A.	153,068	14,663	38,533	1,115	134,501	6,041	6,020
Comercial Agrorama Ltda.	10,759	1,589	11,644	35	15,185	(356)	(341)
Comercial Hydro S.A.	5,242	56	115	15	47	350	350
Agrorama S.A.	12,348	842	14,078	37	16,462	(582)	(584)
Orcoma SpA	-	2,360	14	-	-	(1)	(1)
Orcoma Estudio SpA	671	4,135	159	-	-	4	4
SQM North America Corp.	175,834	15,621	204,201	485	228,229	(27,821)	(29,082)
RS Agro Chemical Trading Corporation A.V.V.	5,179	-	8	-	-	(23)	(23)
Nitratos Naturais do Chile Ltda.	6	251	3,456	-	-	(175)	(175)
Nitrate Corporation of Chile Ltd.	5,076	-	-	-	-	-	-
SQM Corporation N.V.	668	116,267	3,568	-	-	2,479	5,819
SQM Perú S.A.	249	1	1,170	-	8	(165)	(165)
SQM Ecuador S.A.	18,870	121	17,538	41	24,161	471	471
SQM Brasil Ltda.	200	1	714	2,266	296	(173)	(173)
SQI Corporation N.V.	-	23	55	-	-	(17)	(17)
SQMC Holding Corporation L.L.P.	23,135	13,936	1,000	-	-	1.977	1,977
SQM Japan Co. Ltd.	2,868	276	6,708	561	3,013	(7,615)	(7,615)

SQM S.A. El Trovador 4285 Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com	66

Notes to the Consolidated Financial Statements as of December 31, 2017.

Note 6	Background of companies included in consolidation (continued)

6.6	Information on consolidated subsidiaries, continued

12/31/2016
	Assets		Liabilities		Revenue	Profit (loss)	Comprehensive income (loss)
	Current	Non-current	Current	Non-current
Subsidiary	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

SQM Europe N.V.	365,805	2,510	317,147	-	723,192	6,118	8,075
SQM Italia SRL	1,086	-	14	-	-	-	-
SQM Indonesia S.A.	3	-	1	-	-	-	-
North American Trading Company	158	145	39	-	-	-	-
SQM Virginia LLC	14,811	14,357	14,811	-	-	(3)	(3)
SQM Comercial de México S.A. de C.V.	73,791	2,200	49,048	-	186,769	(1,757)	(1,757)
SQM Investment Corporation N.V.	53,037	117	6,191	863	-	(5,441)	(5,441)
Royal Seed Trading Corporation A.V.V.	28,662	-	49,788	-	-	(914)	(719)
SQM Lithium Specialties LLP	15,763	3	1,264	-	-	(3)	(3)
Soquimich SRL Argentina	209	-	177	-	-	(12)	(12)
Comercial Caimán Internacional S.A.	259	-	1,122	-	-	(2)	(2)
SQM France S.A.	345	6	114	-	-	-	-
Administración y Servicios Santiago S.A. de C.V.	148	24	504	55	2,687	268	268
SQM Nitratos México S.A. de C.V.	41	1	24	6	266	(2)	(2)
Soquimich European Holding B.V.	55,198	115,761	65,005	3,142	-	1,025	5,581
SQM Iberian S.A.	81,119	1,709	73,198	-	146,677	3,501	9,464
SQM Africa Pty Ltd.	89,627	1,399	84,292	-	92,122	(7,627)	(7,627)
SQM Oceanía Pty Ltd.	2,387	-	570	-	2,383	(99)	(99)
SQM Agro India Pvt. Ltd.	1	-	1	-	-	(3)	(3)
SQM Beijing Commercial Co. Ltd.	2,285	30	171	-	5,106	(34)	(34)
SQM Thailand Limited	10,228	5	7,288	-	5,579	319	319
SQM Vitas Spain S.A.	2,287	686	1,583	-	13,673	157	253
Total	4,137,292	2,643,621	3,407,438	335,661	3,341,562	553,218	571,387

SQM S.A. El Trovador 4285 Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com	67

Notes to the Consolidated Financial Statements as of December 31, 2017.

Note 6	Background of companies included in consolidation (continued)

6.7	Detail of transactions between consolidated companies

a)	Transactions conducted in 2017

On January 1, 2017, the subsidiary SQM Iberian S.A. absorbed the joint venture SQM Vitas Spain.

On January 10, 2017, SQM Japan Co. Ltd. carried out a capital increase of ThUS$8,676. Only Soquimich European Holding B.V. subscribed shares, thereby increasing its interest from 46.24% to 84.03% and reducing the interest held by SQM S.A. from 0.54% to 0.16% and by SQM Potasio S.A. from 53.22% to 15.81%. This had no impact on the consolidated results of SQM S.A., which continues to hold 100% of SQM Japan Co. Ltd. in its consolidated statement of financial position.

On February 10, 2017, the subsidiary Compañía Minera Arfwedson SAP was created in Chile with a capital contribution from SQM S.A. equivalent to ThUS$10 for a 100% interest. On August 29, 2017, the company's name was changed to "SQM MAG SpA". The transaction had no impact on the Company's consolidated results.

On April 19, 2017, the subsidiary SACAL S.A. was incorporated with capital of ThUS$7. The company is owned by SQM Potasio S.A. (95%) and SQM Industrial S.A. (5%). The transaction had no impact on the Company's consolidated results.

On May 4, 2017 SQI Corporation NV carried out a capital increase of ThUS$15.7, which belongs to SQM S.A. (with a share of 0.01587%) and SQM Potasio S.A. (with a share of 99.98413%).

On July 31, 2017, the company SQM Trading was legally formed. No capital contributions have been recorded as of December 31, 2017. The subsidiary is owned by SQM S.A. (0.58%) and Soquimich European Holding (99.42%). The transaction had no impact on the Company's consolidated results.

SQM International NV (previously SQM Trading NV) was incorporated on July 31, 2017, born from the partial separation of SQM Europe NV into SQM Europe NV and SQM International NV, both of which retained the same ownership structure as before. For the purposes of tax in Belgium, this separation was made effective retroactively as of January 1, 2017. In the annual accounts for 2017 to be presented in 2018 to the local authorities in Belgium, the statement of financial position and transactions are separated as of the effective date. There are no effects on the consolidated financial statements as of December 31, 2017.

During July 2017, the subsidiary SQM Agro India Private Limited was closed. The transaction had no impact on the Company's consolidated results.

On August 14, 2017, SQM Colombia SAS agreed to carry out a capital increase of ThUS$1,814.64, which was subscribed by its owner SQM Industrial S.A.. To date, it has paid ThUS$641. The transaction had no impact on the Company's consolidated results.

SQM S.A. El Trovador 4285 Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com	68

Notes to the Consolidated Financial Statements as of December 31, 2017.

Note 6	Background of companies included in consolidation (continued)

6.7	Detail of transactions between consolidated companies, continued

a)	Transactions conducted in 2017, continued

On August 29, 2017, Compañía Minera Arfwedson SpA, changed its name to SQM MaG SpA.

On August 31, 2017, the subsidiary SQM Australia Pty Ltd. was created with initial capital of ThUS$7,000 (ThAUD8,729).This subsidiary is fully owned (100%) by SQM Potasio S.A. The functional currency of SQM Australia Pty Ltd, is the Australian dollar (AUD). Later, on December 14 of the same year, additional capital of ThUS$18,500 (AUD 24,105.5) was invested. These transactions had no impact on the Company's consolidated results.

On December 26, 2017, the company SQM (Shanghai) Chemicals Co. was legally formed. No capital contributions had been recorded as of December 31, 2017.

b)	Transactions conducted in 2016

On May 12, 2016, the subsidiary SQM Iberian S.A. purchased 100% of SQM Vitas Spain for ThUS$1,710, generating a loss of ThUS$104.

On October 3, 2016, SQM Colombia SAS was incorporated with capital of ThUS$10.6. The company is fully (100%) owned by SQM Industrial S.A. The transaction had no impact on the Company's consolidated results.

On December 5, 2016, Soquimich European Holding B.V. contributed capital of ThUS$1,721 to SQM Japan Co. Ltd, as part of a capital increase. Following the contribution, the ownership structure of SQM Japan Co Ltd. is as follows:

1.	SQM S.A. with 0.54%,
2.	SQM Potasio S.A. with 53.22%,
3.	Soquimich European Holding B.V. with 46.24%.

This transaction had no impact on results.

SQM S.A. El Trovador 4285 Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com	69

Notes to the Consolidated Financial Statements as of December 31, 2017.

Note 7	Cash and cash equivalents

7.1	Types of cash and cash equivalents

As of December 31, 2017 and December 31, 2016, cash and cash equivalents are detailed as follows:

a) Cash	12/31/2017	12/31/20161
	ThUS$	ThUS$
Cash on hand	60	53
Cash in banks	50,137	80,287
Other demand deposits	1,530	1,260
Total cash	51,727	81,600

b) Cash equivalents	12/31/2017	12/31/2016
	ThUS$	ThUS$
Short-term deposits, classified as cash equivalents	290,914	95,673
Short-term investments, classified as cash equivalents	287,797	337,396
Total cash equivalents	578,711	433,069

Total cash and cash equivalents	630,438	514,669

7.2	Short-term investments, classified as cash equivalents

As of December 31, 2017 and December 31, 2016, the short-term investments classified as cash and cash equivalents relate to mutual funds (investment liquidity funds) for investments in:

Institution	12/31/2017 ThUS$	12/31/2016 ThUS$
Legg Mason - Western Asset Institutional Cash Reserves	144,464	178,446
JP Morgan US dollar Liquidity Fund Institutional	143,333	158,950
Total	287,797	337,396

Short-term investments are highly liquid fund manager accounts that are basically invested in short-term fixed rate notes in the U.S. market.

SQM S.A. El Trovador 4285 Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com	70

Notes to the Consolidated Financial Statements as of December 31, 2017.

Note 7	Cash and cash equivalents (continued)

7.3	Information on cash and cash equivalents by currency

As of December 31, 2017 and December 31, 2016, information on cash and cash equivalents by currency is detailed as follows:

	12/31/2017	12/31/2016
Original currency	ThUS$	ThUS$
Chilean Peso (*)	579	6,044
US Dollar	612,727	490,978
Euro	9,782	11,386
Mexican Peso	258	309
South African Rand	4,074	3,250
Japanese Yen	1,773	2,149
Peruvian Sol	8	3
Brazilian Real	38	59
Chinese Yuan	1,143	400
Indian Rupee	-	8
Thai Baht	-	8
Argentine Peso	1	4
Pound Sterling	55	71
Total	630,438	514,669

(*)The Company maintains financial derivative policies which allow to minimize the risk of the variation in Chilean pesos exchange rate.

7.4	Amount restricted (unavailable) cash balances

Cash on hand and in current bank accounts are available resources, and their carrying value is equal to their fair value.

As of December 31, 2017 and December 31, 2016, restricted cash balances are presented in Note 10.9.

SQM S.A. El Trovador 4285 Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com	71

Notes to the Consolidated Financial Statements as of December 31, 2017.

Note 7	Cash and cash equivalents (continued)

7.5	Short-term deposits, classified as cash equivalents

The detail at the end of each period is as follows:

2017 Receiver of the deposit	Type of deposit	Original Currency	Interest rate	Placement date	Expiration date	Principal ThUS$	Interest accrued to-date ThUS$	12/31/2017 ThUS$
Scotiabank Sud Americano	Fixed term		0.24	11-21-2017	1-2-2018	8,943	30	8,973
Banco Itau Chile	Fixed term	Ch$	0.24	11-28-2017	1-2-2018	15,652	41	15,693
Banco Itau Chile	Fixed term	Ch$	0.24	11-28-2017	1-2-2018	15,652	41	15,693
Banco BBVA Chile	Fixed term	Ch$	0.23	11-28-2017	1-2-2018	15,652	40	15,692
Banco BBVA Chile	Fixed term	Ch$	0.23	11-28-2017	1-2-2018	15,652	40	15,692
Banco Itau Chile	Fixed term	Ch$	0.25	11-29-2017	2-27-2018	18,857	50	18,907
Banco Crédito e Inversiones	Fixed term	Ch$	0.26	12-12-2017	1-11-2018	15,982	26	16,008
Banco Crédito e Inversiones	Fixed term	Ch$	0.26	12-12-2017	1-11-2018	8,524	14	8,538
Banco Itau Chile	Fixed term	Ch$	0.24	12-12-2017	1-11-2018	15,982	24	16,006
Banco Itau Chile	Fixed term	Ch$	0.24	12-12-2017	1-11-2018	7,458	11	7,469
Banco Crédito e Inversiones	Fixed term	Ch$	0.26	12-14-2017	1-16-2018	19,780	29	19,809
Banco Crédito e Inversiones	Fixed term	Ch$	0.26	12-14-2017	1-16-2018	15,665	23	15,688
Banco Crédito e Inversiones	Fixed term	Ch$	0.26	12-14-2017	1-16-2018	11,488	17	11,505
Banco Crédito e Inversiones	Fixed term	Ch$	0.26	12-15-2017	1-16-2018	15,568	22	15,590
Banco Crédito e Inversiones	Fixed term	Ch$	0.26	12-15-2017	1-16-2018	15,568	22	15,590
Banco Crédito e Inversiones	Fixed term	Ch$	0.26	12-15-2017	1-16-2018	15,568	22	15,590
Banco BBVA Chile	Fixed term	Ch$	0.24	12-29-2017	1-10-2018	4,107	1	4,108
Banco BBVA Chile	Fixed term	Ch$	0.24	12-29-2017	1-10-2018	2,765	-	2,765
Banco Santander - Santiago	Fixed term	US$	0.28	12-27-2017	1-18-2018	700	-	700
Banco Santander - Santiago	Fixed term	US$	0.4	12-15-2017	2-13-2018	15,000	27	15,027
Banco Santander - Santiago	Fixed term	US$	0.4	12-15-2017	2-13-2018	14,000	25	14,025
Corpbanca	Fixed term	Ch$	0.22	12-28-2017	1-4-2018	1,301	-	1,301
Scotiabank Sud Americano	Fixed term	Ch$	0.21	12-29-2017	1-5-2018	976	-	976
Scotiabank Sud Americano	Fixed term	Ch$	0.21	12-29-2017	1-5-2018	569	-	569
Banco Santander - Santiago	Fixed term	US$	2.45	12-6-2017	1-5-2018	3,500	6	3,506
Scotiabank Sud Americano	Fixed term	US$	3.40	12-15-2017	1-16-2018	2,000	3	2,003
Banco BBVA Chile	Fixed term	US$	2.80	12-26-2017	1-26-2018	2,200	1	2,201
Banco Crédito e Inversiones	Fixed term	US$	2.3	12-27-2017	1-4-2018	2,300	1	2,301
Banco Santander - Santiago	Fixed term	US$	2.88	12-27-2017	1-4-2018	2,300	1	2,301
Banco BBVA Chile	Fixed term	US$	2.80	12-27-2017	1-4-2018	1,400	-	1,400
BBVA Banco Francés	Fixed term	US$	0.19	12-112017	1/31/2017	163	-	163
Nedbank	On demand	US$	-	12-1-2017	1/31/2017	3,686	-	3,686
ABN Amro Bank	Fixed term	US$	-	12-31-2017	1/2/2018	1,439	-	1,439
Total						290,397	517	290,914

SQM S.A. El Trovador 4285 Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com	72

Notes to the Consolidated Financial Statements as of December 31, 2017.

Note 7	Cash and cash equivalents (continued)

7.5	Short-term deposits, classified as cash equivalents, continued

2016 Receiver of the deposit	Type of deposit	Original Currency	Interest rate	Placement date	Expiration date	Principal ThUS$	Interest accrued to-date ThUS$	12/31/2016 ThUS$
Scotiabank Sud Americano	Fixed term	US$	1.28	12/29/2016	1/31/2017	9,900	1	9,901
Banco de Chile	Fixed term	US$	0.90	12/30/2016	1/9/2017	15,000	1	15,001
Banco Crédito e Inversiones	Fixed term	US$	0.90	12/30/2016	1/10/2017	10,000	-	10,000
Banco Crédito e Inversiones	Fixed term	US$	0.93	10/11/2016	1/30/2017	13,000	27	13,027
Banco BBVA Chile	Fixed term	US$	0.75	10/11/2016	1/30/2017	2,000	3	2,003
Banco Santander - Santiago	Fixed term	US$	1.21	12/1/2016	1/3/2017	3,500	4	3,504
Banco de Chile	Fixed term	US$	0.76	12/7/2016	1/6/2017	3,900	2	3,902
Banco Santander - Santiago	Fixed term	US$	0.90	12/12/2016	1/12/2017	5,000	2	5,002
Banco de Chile	Fixed term	US$	1.30	12/12/2016	1/12/2017	1,700	1	1,701
Banco Crédito e Inversiones	Fixed term	US$	0.88	12/14/2016	1/17/2017	2,000	1	2,001
Corpbanca	Fixed term	US$	1.28	12/20/2016	2/21/2017	800	-	800
Scotiabank Sud Americano	Fixed term	US$	1.28	12/20/2016	2/21/2017	5,000	2	5,002
Banco Santander - Santiago	Fixed term	US$	0.75	12/22/2016	1/23/2017	3,500	1	3,501
Banco Santander - Santiago	Fixed term	US$	1.25	12/28/2016	2/9/2017	3,900	1	3,901
Banco Security	Fixed term	US$	1.31	12/28/2016	2/9/2017	3,300	-	3,300
Banco Security	Fixed term	US$	1.00	12/29/2016	1/30/2017	3,800	-	3,800
Banco Santander - Santiago	Fixed term	Ch$	0.31	12/16/2016	1/2/2017	1,942	3	1,945
Corpbanca	Fixed term	Ch$	0.32	12/29/2016	1/9/2017	597	1	598
Scotiabank Sud Americano	Fixed term	Ch$	0.33	12/30/2016	1/9/2017	2,091	-	2,091
Citibank New York	Overnight	US$	0.01	12/31/2016	1/1/2017	1,742	-	1,742
BBVA Banco Francés	Fixed term	US$	0.21	24/102016	1/31/2017	199	-	199
Nedbank	On demand	US$	-	12/1/2016	1/31/2017	2,752	-	2,752
Total						95,623	50	95,673

SQM S.A. El Trovador 4285 Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com	73

Notes to the Consolidated Financial Statements as of December 31, 2017.

Note 8	Inventories

The composition of inventory at each period-end is as follows:

Type of inventory	12/31/2017 ThUS$	12/31/2016 ThUS$

Raw material reserves	9,364	7,536
Supplies for production reserves	22,257	23,610
Products-in-progress reserves	456,333	482,261
Finished product reserves	414,120	479,665
Total	902,074	993,072

As of December 31, 2017, the Company has inventory of caliche ore (in piles or undergoing leaching process) available for processing valued at ThUS$62,476 (ThUS$ 43,400 as of December 31, 2016), (included in work in progress).

Inventory reserves recognized as of December 31, 2017 amount to ThUS$96,284, and ThUS$81,295 as of December 31, 2016. Inventory reserves have been made based on a technical study that covers the different variables affecting products in stock (density and humidity, among others).

In the case of inventories of raw materials, supplies, materials and parts, provisions have been made at the lower value associated with the proportion of obsolete, defective or slow-moving materials.

The breakdown of inventory reserves is detailed as follows:

Type of inventory	12/31/2017 ThUS$	12/31/2016 ThUS$

Raw material reserves	93	93
Suministros para la producción	-	920
Products-in-progress reserves	80,249	50,925
Finished product reserves	15,942	29,357
Total	96,284	81,295

The Company has not delivered inventory as collateral for the periods indicated above.

SQM S.A. El Trovador 4285 Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com	74

Notes to the Consolidated Financial Statements as of December 31, 2017.

Note 8	Inventories, continued

As of December 31, 2017and 2016, movements in provisions are detailed as follows:

Reconciliation	12/31/2017	12/31/2016
	ThUS$	ThUS$
Opening balance	81,295	80,369
Changes
Additional provisions	21,953	9,831
Increase (decrease) in existing provisions	(6,964)	(8,905)
Total changes	14,989	926
Final Balance	96,284	81,295

Note 9	Related party disclosures

9.1	Related party disclosures

Balances pending at period-end are not guaranteed, accrue no interest and are settled in cash. No guarantees have been delivered or received for trade and other receivables due from related parties or trade and other payables due to related parties.

9.2	Relationships between the parent and the entity

According to the Company’s by-laws the indicated in the Note 6.3, no shareholder can own more than 32% of the Company’s voting right shares.

Sociedad de Inversiones Pampa Calichera S.A., Potasios de Chile S.A., and Inversiones Global Mining (Chile) Ltda., collectively the Pampa Group, are the owners of a number of shares that as of December 31, 2017 are equivalent to 29.97% of the current total amount of issued, subscribed and fully-paid shares in the Company. In addition, Kowa Company Ltd., Inversiones La Esperanza (Chile) Limitada, Kochi S.A. and La Esperanza Delaware Corporation, collectively the Kowa Group, are the owners of a number of shares equivalent to 2.12% of the total amount of issued, subscribed and fully-paid shares of SQM S.A.

The Pampa Group and the Kowa Group have informed SQM S.A., the Financial Markets Commission (formerly the Chilean SVS) and the relevant stock exchanges in Chile and abroad that they are not and have never been mutually related parties. This is independent of the fact that on December 21, 2006 the two Groups entered into a Joint Action Agreement (JAA) related to those shares. Consequently, neither the Pampa Group nor the Kowa Group individually owns more than 32% of the voting right capital of SQM S.A.

This Joint Action Agreement has not transformed the Pampa and Kowa Groups into mutually related parties. The Joint Action Agreement has only transformed the current controller of SQM S.A., composed of the Pampa Group, and the Kowa Group, into related parties of SQM S.A.

SQM S.A. El Trovador 4285 Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com	75

Notes to the Consolidated Financial Statements as of December 31, 2017.

Note 9	Related party disclosures (continued)

9.2	Relationships between the parent and the entity, continued

Detail of effective concentration

Tax ID No.	Name	Ownership interest %
96,511,530-7	Sociedad de Inversiones Pampa Calichera S.A.	19.72
76,165,311-5	Potasios de Chile S.A.	6.91
96,863,960-9	Inversiones Global Mining (Chile) Ltda.	3.34
Total Pampa Group		29.97

79,798,650-k	Inversiones la Esperanza (Chile) Ltda.	1.43
59,046,730-8	Kowa Co Ltd.	0.30
96,518,570-4	Kochi S.A.	0.30
59,023,690-k	La Esperanza Delaware Corporation	0.09
Total Kowa Group		2.12

SQM S.A. El Trovador 4285 Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com	76

Notes to the Consolidated Financial Statements as of December 31, 2017.

Note 9	Related party disclosures (continued)

9.3	Detailed identification of the link between the Parent and subsidiary

As of December 31, 2017 and December 31, 2016, the detail of entities that are related parties of the SQM S.A. Group is as follows:

Tax ID No.	Name	Country of origin	Functional currency	Nature
Foreign	Nitratos Naturais Do Chile Ltda.	Brazil	US$	Subsidiary
Foreign	Nitrate Corporation Of Chile Ltd.	United Kingdom	US$	Subsidiary
Foreign	SQM North America Corp.	United States	US$	Subsidiary
Foreign	SQM Europe N.V.	Belgium	US$	Subsidiary
Foreign	Soquimich S.R.L. Argentina	Argentina	US$	Subsidiary
Foreign	Soquimich European Holding B.V.	The Netherlands	US$	Subsidiary
Foreign	SQM Corporation N.V.	The Netherlands	US$	Subsidiary
Foreign	SQI Corporation N.V.	The Netherlands	US$	Subsidiary
Foreign	SQM Comercial De México S.A. de C.V.	Mexico	US$	Subsidiary
Foreign	North American Trading Company	United States	US$	Subsidiary
Foreign	Administración y Servicios Santiago S.A. de C.V.	Mexico	US$	Subsidiary
Foreign	SQM Peru S.A.	Peru	US$	Subsidiary
Foreign	SQM Ecuador S.A.	Ecuador	US$	Subsidiary
Foreign	SQM Nitratos Mexico S.A. de C.V.	Mexico	US$	Subsidiary
Foreign	SQMC Holding Corporation L.L.P.	United States	US$	Subsidiary
Foreign	SQM Investment Corporation N.V.	The Netherlands	US$	Subsidiary
Foreign	SQM Brasil Limitada	Brazil	US$	Subsidiary
Foreign	SQM France S.A.	France	US$	Subsidiary
Foreign	SQM Japan Co. Ltd.	Japan	US$	Subsidiary
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	US$	Subsidiary
Foreign	SQM Oceania Pty Limited	Australia	US$	Subsidiary
Foreign	Rs Agro-Chemical Trading Corporation A.V.V.	Aruba	US$	Subsidiary
Foreign	SQM Indonesia S.A.	Indonesia	US$	Subsidiary
Foreign	SQM Virginia L.L.C.	United States	US$	Subsidiary
Foreign	SQM Italia SRL	Italy	US$	Subsidiary
Foreign	Comercial Caiman Internacional S.A.	Panamá	US$	Subsidiary
Foreign	SQM Africa Pty. Ltd.	South Africa	US$	Subsidiary
Foreign	SQM Colombia SAS	Colombia	US$	Subsidiary
Foreign	SQM Lithium Specialties LLC	United States	US$	Subsidiary
Foreign	SQM Iberian S.A.	Spain	US$	Subsidiary
Foreign	SQM Agro India Pvt. Ltd.	India	US$	Subsidiary
Foreign	SQM Beijing Commercial Co. Ltd.	China	US$	Subsidiary
Foreign	SQM Thailand Limited	Thailand	US$	Subsidiary
Foreign	SQM Australia PTY	Australia	Australian dollar	Subsidiary
Foreign	SACAL S.A.	Argentina	Argentine peso	Subsidiary
96,801,610-5	Comercial Hydro S.A.	Chile	US$	Subsidiary
96,651,060-9	SQM Potasio S.A.	Chile	US$	Subsidiary
96,592,190-7	SQM Nitratos S.A.	Chile	US$	Subsidiary
96,592,180-K	Ajay SQM Chile S.A.	Chile	US$	Subsidiary

SQM S.A. El Trovador 4285 Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com	77

Notes to the Consolidated Financial Statements as of December 31, 2017.

Note 9	Related party disclosures (continued)

9.3	Detailed identification of the link between the Parent and subsidiary, continued

As of December 31, 2017 and December 31, 2016, the detail of entities that are related parties of the SQM S.A: Group is as follows:

Tax ID No.	Name	Country of origin	Functional currency	Nature
86,630,200-6	SQMC Internacional Ltda.	Chile	Chilean peso	Subsidiary
79,947,100-0	SQM Industrial S.A.	Chile	US$	Subsidiary
79,906,120-1	Isapre Norte Grande Ltda.	Chile	Chilean peso	Subsidiary
79,876,080-7	Almacenes y Depósitos Ltda.	Chile	Chilean peso	Subsidiary
79,770,780-5	Servicios Integrales de Tránsitos y Transferencias S.A.	Chile	US$	Subsidiary
79,768,170-9	Soquimich Comercial S.A.	Chile	US$	Subsidiary
79,626,800-K	SQM Salar S.A.	Chile	US$	Subsidiary
78,053,910-0	Proinsa Ltda.	Chile	Chilean peso	Subsidiary
76,534,490-5	Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	Chile	Chilean peso	Subsidiary
76,425,380-9	Exploraciones Mineras S.A.	Chile	US$	Subsidiary
76,064,419-6	Comercial Agrorama Ltda.	Chile	Chilean peso	Subsidiary
76,145,229-0	Agrorama S.A.	Chile	Chilean peso	Subsidiary
76,359,919-1	Orcoma Estudios SPA	Chile	US$	Subsidiary
76,360,575-2	Orcoma SPA	Chile	US$	Subsidiary
76,686,311-9	SQM MaG SpA	Chile	US$	Subsidiary
Foreign	Abu Dhabi Fertilizer Industries WWL	Arab Emirates	Arab Emirates dirham	Associate
Foreign	Doktor Tarsa Tarim Sanayi AS	Turkey	Turkish lira	Associate
Foreign	Ajay North America	United States	US$	Associate
Foreign	Ajay Europe SARL	France	Euro	Associate
Foreign	SQM Eastmed Turkey	Turkey	Euro	Associate
Foreign	Charlee SQM Thailand Co. Ltd.	Thailand	Thai baht	Associate
Foreign	Kore Potash Ltd.	Australia	US$	Associate
Foreign	Sichuan SQM Migao Chemical Fertilizers Co Ltda.	China	US$	Joint venture
Foreign	Coromandel SQM India	India	Indian rupee	Joint venture
Foreign	SQM Vitas Fzco.	Arab Emirates	Arab Emirates dirham	Joint venture
Foreign	SQM Star Qingdao Corp Nutrition Co., Ltd.	China	US$	Joint venture
Foreign	SQM Vitas Holland B.V.	Dutch Antilles	Euro	Joint venture
Foreign	Kowa Company Ltd.	Japan	US$	Joint control
Foreign	Minera Exar S.A.	Argentina	US$	Joint control
96,511,530-7	Sociedad de Inversiones Pampa Calichera	Chile	US$	Joint control
96,529,340-k	Norte Grande S.A.	Chile	Chilean peso	Other related parties
79,049,778-9	Callegari Agricola S.A.	Chile	Chilean peso	Other related parties
Foreign	Coromandel Internacional	India	Indian rupee	Other related parties
Foreign	Vitas Roullier SAS	France	Euro	Other related parties
Foreign	SQM Vitas Brazil Agroindustria	Brazil	US$	Other related parties
Foreign	SQM Vitas Peru S.A.C.	Peru	US$	Other related parties
Foreign	SQM Vitas Plantacote B.V	Dutch Antilles	Euro	Other related parties
Foreign	Terra Tarsa B.V..	Holland	Euro	Other related parties
Foreign	Plantacote N.V	Belgium	Euro	Other related parties
Foreign	Doktolab Tarim Arastima San. Tic As	Turkey	Turkish Lira	Other related parties
Foreign	Terra Tarsa Ukraine LLC	Ukraine	Ukrainian Grivna	Other related parties
Foreign	Terra Tarsa Don LLC	Russian Federation	Russian ruble	Other related parties

SQM S.A. El Trovador 4285 Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com	78

Notes to the Consolidated Financial Statements as of December 31, 2017.

Note 9	Related party disclosures (continued)

9.4	Detail of related parties and related party transactions

Transactions between the Parent and its subsidiaries, associated businesses, joint ventures and other related parties are part of the Company's common transactions. Their conditions are those customary for this type of transactions in respect of terms and market prices. In addition, these have been eliminated in consolidation and are not detailed in this note.

Maturity terms for each case vary by virtue of the transaction giving rise to them.

As of December 31, 2017 and December 31, 2016, the detail of significant transactions with related parties is as follows:

Tax ID No.	Company	Nature	Country of origin	Transaction	12/31/2017 ThUS$	12/31/2016 ThUS$
Foreign	Doktor Tarsa Tarim Sanayi As	Associate	Turkey	Sale of products	17,538	11,619
Foreign	Ajay Europe S,A.R.L.	Associate	France	Sale of products	15,706	17,977
Foreign	Ajay Europe S.A.R.L.	Associate	France	Dividends	969	1,338
Foreign	Ajay North America LLC.	Associate	United States	Sale of products	13,206	12,865
Foreign	Ajay North America LLC.	Associate	United States	Dividends	1,123	2,605
Foreign	Abu Dhabi Fertilizer Industries WWL	Associate	United Arab Emirates	Sale of products	4,351	8,312
Foreign	Charlee SQM Thailand Co. Ltd.	Associate	Thailand	Sale of products	5,102	3,798
Foreign	Charlee SQM Thailand Co. Ltd.	Associate	Thailand	Dividends	-	-
77,557,430-5	Sales de Magnesio Ltda.	Associate	Chile	Sale of products	45	-
Foreign	Kowa Company Ltd.	Other related parties	Japan	Sale of products	132,495	91,678
Foreign	Kowa Company Ltd.	Other related parties	Japan	Services received	-	-
Foreign	SQM Vitas Brasil Agroindustria	Joint control or significant influence	Brazil	Sale of products	31,137	17,686
Foreign	SQM Vitas Peru S.A.C.	Joint control or significant influence	Peru	Sale of products	23,058	22,090
Foreign	SQM Vitas Fzco.	Joint venture	United Arab Emirates	Sale of products	85	965
Foreign	Sichuan SQM Migao Chemical Fertilizers Co Ltda.	Joint venture	China	Sale of products	-	9,950
Foreign	Sichuan SQM Migao Chemical Fertilizers Co Ltda.	Joint venture	China	Sale of services	252	257
Foreign	Coromandel SQM India	Joint venture	India	Sale of products	8,011	4,630
Foreign	SQM Vitas Spain	Joint venture	Spain	Sale of products	-	5,528
Foreign	SQM Vitas Plantacote B.V.	Joint venture	Netherlands	Sale of products	-	49
Foreign	SQM Star Qingdao Corp Nutrition Co., Ltd.	Joint venture	China	Sale of products	200	166
Foreign	SQM Vitas Holland B.V.	Joint venture	Holland	Sale of products	-	634
79,049,778-9	Callegari Agrícola S.A.	Other related parties	Chile	Sale of products	210	44
Foreign	Minera Exar S.A.	Joint venture	Argentina	Loans	11,000	-
Foreign	Terra Tarsa Ukraine LLC	Associate	Turkey	Sale of services	1,218	-
Foreign	Terra Tarsa Don LLC	Joint venture	Russian Federation	Sale of products	423	-
Foreing	Plantacote N.V.	Associate	Belgium	Sale of products	2,108	-

SQM S.A. El Trovador 4285 Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com	79

Notes to the Consolidated Financial Statements as of December 31, 2017.

Note 9	Related party disclosures (continued)

9.5	Trade receivables due from related parties, current:

Tax ID N°	Company	Nature	Country of origin	Currency	12/31/2017	12/31/2016
					ThUS$	ThUS$
Foreign	Charlee SQM Thailand Co. Ltd.	Associate	Thailand	US$	1,204	1,315
Foreign	Ajay Europe S.A.R.L.	Associate	France	Euro	4,689	3,801
Foreign	Ajay North America LLC.	Associate	United States	US$	2,005	3,095
Foreign	Abu Dhabi Fertilizer Industries WWL	Associate	United Arab Emirates	Arab Emirates dirham	73	764
Foreign	Kowa Company Ltd.	Jointly controlled entity	Japan	US$	5,008	34,377
96.511.530-7	Soc.de Inversiones Pampa Calichera	Jointly controlled entity	Chile	US$	6	6
Foreign	SQM Vitas Brasil Agroindustria	Joint venture	Brazil	US$	17,293	9,580
Foreign	SQM Vitas Peru S.A.C.	Joint venture	Peru	US$	13,766	13,318
Foreign	Coromandel SQM India	Joint venture	India	Indian rupee	3,804	1,177
Foreign	Sichuan SQM Migao Chemical Fertilizers Co Ltda.	Joint venture	China	US$	-	14,547
79.049.778-9	Callegari Agrícola S.A.	Other related parties	Chile	Ch$	-	41
Foreign	SQM Vitas Fzco.	Joint venture	United Arab Emirates	Arab Emirates dirham	-	97
Foreign	SQM Vitas Plantacote B.V.	Joint venture	Holland	Euro	-	91
Foreign	SQM Star Qingdao Corp Nutrition Co., Ltd.	Joint venture	China	US$	50	48
Foreign	Plantacote N.V.	Associate	Belgium	Euro	190	2
Foreign	Terra Tarsa Don LLC	Associate	Russian Federation	Russian ruble	44
Foreign	Minera Exar S.A.	Joint venture	Argentina	US$	11,000	-
Total					59,132	82,259

9.6	Trade payables due to related parties, current:

Tax ID No.	Company.	Nature	Country of origin	Currency	12/31/2017 ThUS$	12/31/2016 ThUS$

Foreign	Doktor Tarsa Tarim Sanayi AS	Associate	Turkey	YTL	11	7
Foreign	Terra Tarsa Ukraine LLC	Other related parties	Ukraine	Ukrainian Grivna	7	-
Foreign	SQM Star Qingdao Corp Nutrition Co., Ltd.	Joint venture	China	US$	725	-
Foreign	Sichuan SQM Migao Chemical Fertilizers Co Ltda.	Joint venture	China	US$	584	-
Foreign	SQM Vitas Fzco.	Joint venture	United Arab Emirates	Arab Emirates dirham	38	-
Current Total					1,365	7

SQM S.A. El Trovador 4285 Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com	80

Notes to the Consolidated Financial Statements as of December 31, 2017.

Note 9	Related party disclosures (continued)

9.7	Board of Directors and Senior Management

1)	Board of directors

SQM S.A. is managed by a Board of Directors which is composed of 8 regular directors, 2 of whom are independent directors, who are elected for a three-year period. The present Board of Directors was elected by the shareholders at the Ordinary Shareholders' Meeting of April 28, 2017.

As of December 31, 2017, the Company has the following Committees:

-	Directors’ Committee: composed of Juan Gerardo Jofré Miranda, Fernando Massú Taré and Joanne L. Boyes. Such Committee performs the duties contained in Article 50 bis of Law No. 18.046, the Chilean “Securities Act”.

-	Health, Safety and Environmental Matters Committee: composed of Arnfinn F. Prugger, Gonzalo Guerrero Y. and Hernán Büchi Buc.

-	Corporate Governance Committee: composed of Robert A. Kirkpatrick, Hernán Büchi Buc and Juan Gerardo Jofré Miranda.

During the periods covered by these financial statements, there are no pending balances receivable and payable between the Company, its directors or members of Senior Management, other than those related to remuneration, fee allowances and profit-sharing. In addition, there were no transactions conducted between the Company, its directors or members of Senior Management.

SQM S.A. El Trovador 4285 Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com	81

Notes to the Consolidated Financial Statements as of December 31, 2017.

Note 9	Related party disclosures (continued)

9.7	Board of Directors and Senior Management, continued

2)	Directors’ Compensation

Directors’ compensation is detailed as follows:

a)	The payment of a fixed, gross and monthly amount of four hundred UF in favor of the Chairman of the Board of Directors of SQM S.A. and of two hundred UF in favor of the remaining seven Directors of SQM S.A. and regardless of the number of Board of Directors’ Meetings held or not held during the related month.

b)	A payment in domestic currency in favor of the Chairman of the Company’s Board of Directors consisting of a variable and gross amount equivalent to 0.15% of profit for the period effectively earned by the Company during the 2017 fiscal year.

c)	A payment in domestic currency in favor of each Company’s directors excluding the Chairman of the Board, consisting of a variable and gross amount equivalent to 0.06% of profit for the period effectively earned by the Company during the 2017 fiscal year.

d)	The fixed and variable amounts indicated above cannot be altered and those expressed in percentages will be paid after the related General Shareholders’ Meeting of SQM S.A. approves the Balance Sheet, Financial Statements, Annual Report, the Account Inspectors’ Report and Independent Auditor’s Report of SQM S.A. for the commercial year ended December 31, 2017.

e)	The amounts expressed in UF will be paid in accordance with the value determined by the Chilean Superintendence of Banks and Financial Institutions (SBIF), the Central Bank of Chile (Banco Central de Chile) or another relevant institution replacing them during the last day of the calendar year applicable. The amounts reflected in or referred to in U.S. dollars will be converted to Chilean pesos and paid in Chilean pesos in accordance with the exchange rate in force when the dividend for the 2017 fiscal year is paid.

f)	Therefore, the remunerations and profit sharing paid to members of the Board of Directors and Audit Committee during 2017 amount to ThUS$3,231 (ThUS$ 2,292 as of December 31, 2016).

3)	Directors’ Committee

The remuneration of the Directors Committee comprises:

a)	The payment of a fixed, gross and monthly amount of UF 75 in favor of each of the 3 directors that are members of the Directors’ Committee, regardless of the number of meetings of the Directors’ Committee that have or have not been held during the month concerned.

b)	The payment in domestic currency and in favor of each of the 3 directors of a variable and gross amount equivalent to 0.02% of total net profit that the Company effectively obtains during the 2017 fiscal year.

SQM S.A. El Trovador 4285 Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com	82

Notes to the Consolidated Financial Statements as of December 31, 2017.

Note 9	Related party disclosures (continued)

9.7	Board of Directors and Senior Management, continued

c)	The fixed and variable amounts indicated above cannot be altered and those expressed in percentages will be paid after the related General Shareholders’ Meeting of SQM S.A. approves the Balance Sheet, Financial Statements, Annual Report, the Account Inspectors’ Report and Independent Auditor’s Report of SQM S.A. for the commercial year ended December 31, 2017.

d)	The amounts expressed in UF will be paid in accordance with the value determined by the Chilean Superintendence of Banks and Financial Institutions (SBIF), the Central Bank of Chile (Banco Central de Chile) or another relevant institution replacing them during the last day of the calendar year applicable. The amounts reflected in or referred to in U.S. dollars will be converted to Chilean pesos and paid in Chilean pesos in accordance with the exchange rate in force when the dividend for the 2017 fiscal year is paid.

4)	Health, Safety and Environmental Matters Committee:

The remuneration for this committee is composed of the payment of a fixed, gross and monthly amount of UF 50 for each of the 3 Directors on the committee, regardless of the number of meetings it has held.

5)	Corporate Governance Committee

The remuneration for this committee is composed of the payment of a fixed, gross and monthly amount of UF 50 for each of the 3 Directors on the committee regardless of the number of meetings it has held.

6)	No guarantees have been constituted in favor of the directors.

7)	Senior management compensation:

a)	As of December 31, 2017, the global compensation paid to the 115 main executives amounts to ThUS$27,367 and the global compensation paid to the 105 main executives as of December 31, 2016 amounted to ThUS$20,439. This includes monthly fixed salary and variable performance bonuses.

b)	SQM S.A. has an annual bonus plan based on goal achievement and individual contribution to the Company’s results. These incentives are structured as a minimum and maximum number of gross monthly salaries and are paid once a year.

c)	The Company also has retention bonuses for its executives. The value of these bonuses is linked to the Company's stock price and is payable in cash during the first quarter of 2021 (see Note 16).

SQM S.A. El Trovador 4285 Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com	83

Notes to the Consolidated Financial Statements as of December 31, 2017.

Note 9	Related party disclosures (continued)

9.7	Board of Directors and Senior Management, continued

8)	No guarantees have been constituted in favor of the Company’s management.

9)	The Company’s Managers and Directors do not receive or have not received any benefit during the period ended December 31, 2017 and the year ended December 31, 2016 or compensation for the concept of pensions, life insurance, paid time off, profit sharing, incentives, or benefits due to disability other than those mentioned in the preceding points.

9.8	Key management personnel compensation

As of December 31, 2017, there are 115 people occupying key management personnel posts (there were 105 as of December 31, 2016).

	12/31/2017	12/31/2016
	ThUS$	ThUS$

Key management personnel compensation (1)	27,367	20,439

(1)	Corresponds to a number of executives (see Note 9.7 6) b).

SQM S.A. El Trovador 4285 Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com	84

Notes to the Consolidated Financial Statements as of December 31, 2017.

Note 10	Financial instruments

Financial instruments in accordance with IAS 39 are detailed as follows:

10.1	Types of other financial assets

Description of other financial assets	12/31/2017 ThUS$	12/31/2016 ThUS$

Other current financial assets (1)	360,941	284,160
Derivatives (2)	6,038	4,095
Hedging assets	-	934
Total other current financial assets	366,979	289,189

Other non-current financial assets (3)	62,879	34,099
Total other non-current financial assets	62,879	34,099

(1)	Relates to term deposits with maturities exceeding 90 days and less than 360 days from the investment date.

(2)	Relates to forwards and options that were not classified as hedging instruments (see detail in Note 10.3).

(3)	The detail of other financial assets, non-current is as follows:

	12/31/2017 ThUS$	12/31/2016 ThUS$

Non-current investments not accounted for using the equity accounting method, classified as available for sale	9,179	6,899
Share purchase option (1)	20,000	20,000
Hedging assets	8,910	7,156
Contribution for constitution of Joint Venture (2)	24,745	-
Other financial assets, non-current	45	44
Total other financial assets, non-current	62,879	34,099

(1)	SQM S.A. signed a contract with Kore Potash Limited and, as part of the deal, SQM acquired 20 million share options valued at ThUS$20,000.
(2)	SQM Potasio S.A. contributed ThUS$24,745 to set up Western Australia Lithium (WAL). This has still not been legally constituted as a company, so the funds remain in trust waiting to be transferred to WAL.

Detail of other current financial assets

Institution	12/31/2017 ThUS$	12/31/2016 ThUS$
Banco Santander	163,269	54,364
Banco de Crédito e Inversiones	71,748	40,627
Banco Itaú - Corpbanca	77,527	63,969
Banco Security	28,592	15,007
Morgan Stanley	-	3,150
Scotiabank Sud Americano	13,764	107,043
Banco Chile	4,834	-
Banco BBVA Chile	1,207	-
Total	360,941	284,160

SQM S.A. El Trovador 4285 Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com	85

Notes to the Consolidated Financial Statements as of December 31, 2017.

Note 10	Financial instruments, (continued)

10.2	Trade and other receivables

	12/31/2017			12/31/2016
	Current	Non-current	Total	Current	Non-current	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$$	ThUS$
Trade receivables	412,321	-	412,321	344,839	-	344,839
Prepayments	16,177	-	16,177	6,621	-	6,621
Other receivables	18,377	1,912	20,289	17,301	1,840	19,141
Total trade and other receivables	446,875	1,912	448,787	368,761	1,840	370,601

	12/31/2017			12/31/2016
	Assets before allowances	Allowance for doubtful trade receivables	Assets for trade receivables, net	Assets before allowances	Allowance for doubtful trade receivables	Assets for trade receivables, net
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Receivables related to credit operations, current	427,400	(15,079)	412,321	361,656	(16,817)	344,839
Trade receivables, current	427,400	(15,079)	412,321	361,656	(16,817)	344,839
Prepayments, current	16,877	(700)	16,177	9,421	(2,800)	6,621
Other receivables, current	23,409	(5,032)	18,377	19,300	(1,999)	17,301
Current trade and other receivables	40,286	(5,732)	34,554	28,721	(4,799)	23,922
Other receivables, non-current	1,912	-	1,912	1,840	-	1,840
Non-current receivables	1,912	-	1,912	1,840	-	1,840
Total trade and other receivables	469,598	(20,811)	448,787	392,217	(21,616)	370,601

SQM S.A. El Trovador 4285 Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com	86

Notes to the Consolidated Financial Statements as of December 31, 2017.

Note 10	Financial instruments, (continued)

10.2	Trade and other receivables, continued

Portfolio stratification, continued

The Company’s policy is to require guarantees (such as letters of credit, guarantee clauses and others) and/or maintaining insurance policies for certain accounts as deemed necessary by management.

Unsecuritized portfolio

As of December 31, 2017 the detail of the unsecuritized portfolio is as follows:

	Current	Between 1 and 30 days	Between 31 and 60 days	Between 61 and 90 days	More than 91 days	Total
	MUS$	MUS$	MUS$	MUS$	MUS$	MUS$
Number of customers, portfolio under no renegotiated terms	1,630	28	10	5	6	1,679
Portfolio under no renegotiated terms	46,601	3,124	5,095	91	7,120	62,031
Number of customers under renegotiated terms portfolio	-	-	-	-	-	-
Portfolio under renegotiated terms, gross	-	-	-	-	-	-
Total gross portfolio	46,601	3,124	5,095	91	7,120	62,031

Securitized portfolio

As of December 31, 2017 the detail of the securitized portfolio is as follows:

	Current	Between 1 and 30 days	Between 31 and 60 days	Between 61 and 90 days	More than 91 days	Total
	MUS$	MUS$	MUS$	MUS$	MUS$	MUS$
Number of customers, portfolio under no renegotiated terms	652	166	58	16	15	907
Portfolio under no renegotiated terms	341,915	16,898	4,814	760	982	365,369
Number of customers under renegotiated terms portfolio	-	-	-	-	-	-
Portfolio under renegotiated terms, gross	-	-	-	-	-	-
Total gross portfolio	341,915	16,898	4,814	760	982	365,369

SQM S.A. El Trovador 4285 Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com	87

Notes to the Consolidated Financial Statements as of December 31, 2017.

Note 10	Financial instruments, (continued)

10.2	Trade and other receivables, continued

Unsecuritized portfolio

As of December 31, 2016 the detail of the unsecuritized portfolio is as follows:

	Current	Between 1 and 30 days	Between 31 and 60 days	Between 61 and 90 days	More than 91 days	Total
	MUS$	MUS$	MUS$	MUS$	MUS$	MUS$
Number of customers, portfolio under no renegotiated terms	48	55	7	-	26	136
Portfolio under no renegotiated terms	32,233	26,696	2,411	-	5,210	66,549
Number of customers under renegotiated terms portfolio	-	-	-	-	-	-
Portfolio under renegotiated terms, gross	-	-	-	-	-	-
Total gross portfolio	32,233	26,696	2,411	-	5,210	66,549

Securitized portfolio

As of December 31, 2016 the detail of the securitized portfolio is as follows:

	Current	Between 1 and 30 days	Between 31 and 60 days	Between 61 and 90 days	More than 91 days	Total
	MUS$	MUS$	MUS$	MUS$	MUS$	MUS$
Number of customers, portfolio under no renegotiated terms	455	118	52	19	14	658
Portfolio under no renegotiated terms	271,839	16,036	4,807	1,182	1,243	295,107
Number of customers under renegotiated terms portfolio	-	-	-	-	-	-
Portfolio under renegotiated terms, gross	-	-	-	-	-	-
Total gross portfolio	271,839	16,036	4,807	1,182	1,243	295,107

As of December 31, 2017and 2016, movements in provisions are as follows:

Reconciliation	12/31/2017	12/31/2016
	ThUS$	ThUS$
Opening balance	21,616	19,731
Additional provisions	7,172	10,632
Increase (decrease in provisions)	(7,977)	(8,747)
Closing balance	20,811	21,616

Credit risk concentration

Credit risk concentration with respect to trade receivables is reduced due to the great number of entities in the Company’s client base and their distribution throughout the world.

SQM S.A. El Trovador 4285 Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com	88

Notes to the Consolidated Financial Statements as of December 31, 2017.

Note 10	Financial instruments (continued)

10.3	Hedging assets and liabilities

The balance represents derivative instruments measured at fair value which have been classified as hedges from exchange and interest rate risks related to the total obligations associated with bonds in Chilean pesos and UF . As of December 31, 2017, the notional amount of cash flows in Cross Currency Swap contracts agreed upon in US dollars amounted to ThUS$266,335 and as of December 31, 2016 such contracts amounted to ThUS$320,155.

Hedging assets with underlying debt	Derivative instruments (Fwds)	Effect on profit or loss for the period Derivative instruments	Hedging reserve in gross equity	Deferred tax hedging reserve in equity	Hedging reserve in equity
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
December 31, 2017	8,910	5,641	2,170	-	2,170

Hedging liabilities with underlying debt	Derivative instruments (CCS)	Effect on profit or loss for the period Derivative instruments	Hedging reserve in gross equity	Deferred tax hedging reserve in equity	Hedging reserve in equity
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
December 31, 2017	17,128	33,696	41	-	41

Hedging liabilities with underlying investments	Derivative instruments (CCS)	Effect on profit or loss for the period Derivative instruments	Hedging reserve in gross equity	Deferred tax hedging reserve in equity	Hedging reserve in equity
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
December 31, 2017	(20,159)	(20,256)	97	-	97

Hedging assets with underlying debt	Derivative instruments (Fwds)	Effect on profit or loss for the period Derivative instruments	Hedging reserve in gross equity	Deferred tax hedging reserve in equity	Hedging reserve in equity
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
December 31, 2016	830	789	41	(9)	32

Hedging liabilities with underlying debt	Derivative instruments (CCS)	Effect on profit or loss for the period Derivative instruments	Hedging reserve in gross equity	Deferred tax hedging reserve in equity	Hedging reserve in equity
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
December 31, 2016	43,235	28,108	(29)	5	(24)

SQM S.A. El Trovador 4285 Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com	89

Notes to the Consolidated Financial Statements as of December 31, 2017.

Note 10	Financial instruments (continued)

10.3	Hedging assets and liabilities, continued

Hedging liabilities with underlying investments	Derivative instruments (CCS)	Effect on profit or loss for the period Derivative instruments	Hedging reserve in gross equity	Deferred tax hedging reserve in equity	Hedging reserve in equity
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
December 31, 2016	218	(294)	76	(19)	57

The balances in the “effect on profit or loss” column consider the interim effects of the contracts in force As of December 31, 2017 and 2016.

Derivative contract maturities are detailed as follows:

Series	Contract amount ThUS$	Currency	Maturity date
H	191,638	UF	01/05/2018
O	58,748	UF	02/01/2022

The Company uses cross currency swap derivative instruments to hedge the possible financial risk associated with the volatility of the exchange rate associated with Chilean pesos and UF. The objective is to hedge the exchange rate financial risks associated with bonds payable. Hedges are documented and tested to measure their effectiveness.

Based on a comparison of critical terms, hedging is highly effective, given that the hedged amount is consistent with obligations maintained for bonds denominated in Chilean pesos and UF. Likewise, hedging contracts are denominated in the same currencies and have the same expiration dates of bond principal and interest payments.

Hedge Accounting

The Company classifies derivative instruments as hedging that may include derivative or embedded derivatives either as fair value hedge derivative instruments, cash flow hedge derivative instruments, or hedge derivative instruments for net investment in a business abroad.

a) Fair value hedge

Changes in fair values of derivative instruments classified as fair value hedge derivative instruments are accounted for in gains and losses immediately along with any change in the fair value of the hedged item that is attributable to the risk being hedged.

The Company documents the relationship between hedge instruments and the hedged item along with the objectives of its risk management and strategy to carry out different hedging transactions. In addition, upon commencement of the period hedged and then on a quarterly basis, the Company documents whether hedge instruments have been efficient and met the objective of hedging market fluctuations. For this purpose, we use the effectiveness test. A hedge instrument is deemed effective if the effectiveness test result is between 80% and 125%.

SQM S.A. El Trovador 4285 Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com	90

Notes to the Consolidated Financial Statements as of December 31, 2017.

Note 10	Financial instruments (continued)

10.3	Hedging assets and liabilities, continued

The hedge instruments are classified as effective or not effective on the basis of the effectiveness test results. At present, hedges are classified as effective on the basis of the effectiveness tests. This note includes the detail of fair values of derivatives classified as hedging instruments.

b) Cash flow hedges

Cash flow hedges cover exposure to the cash flow variations attributable to a risk associated with a specific transaction that is very likely to be executed, which may have material effects on the results of the Company.

10.4	Financial liabilities

Other current and non-current financial liabilities

As of December 31, 2017 and December 31, 2016, the detail is as follows:

	12/31/2017			12/31/2016
	Current	Non-current	Total	Current	Non-current	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Bank borrowings	163,568	-	163,568	101,270	-	101,270
Obligations with the public (bonds)	13,494	1,031,507	1,045,001	58,973	1,059,706	1,118,679
Derivatives	5,979	-	5,979	1,920	-	1,920
Hedging liabilities	37,287	-	37,287	16,981	33,732	50,713
Total	220,328	1,031,507	1,251,835	179,144	1,093,438	1,272,582

Current and non-current bank borrowings

As of December 31, 2017 and December 31, 2016, the detail is as follows:

	12/31/2017	12/31/2016
	ThUS$	ThUS$
Long-term bank borrowings	-	-
Short-term bank borrowings	163,568	101.270
Short-term borrowings and current portion of long-term borrowings	163,568	101.270
Total bank borrowings	163,568	101.270

SQM S.A. El Trovador 4285 Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com	91

Notes to the Consolidated Financial Statements as of December 31, 2017.

Note 10	Financial instruments (continued)

10.4	Financial liabilities, continued

a)	Bank borrowings, current:

As of December 31, 2017 and December 31, 2016, the detail of this caption is as follows:

Debtor			Creditor			Currency or adjustment		Effective	Nominal
Tax ID No	Company	Country	Tax ID No.	Financial institution	Country	index	Repayment	rate	rate
93,007,000-9	SQM.S.A.	Chile	97,018,000-1	Scotiabank Sud Americano	Chile	US$	Upon maturity	1.63%	1.63%
93,007,000-9	SQM.S.A.	Chile	97,018,000-1	Scotiabank Sud Americano	Chile	US$	Upon maturity	1.73%	1.73%
93,007,000-9	SQM.S.A.	Chile	97,018,000-1	Scotiabank Sud Americano	Chile	US$	Upon maturity	1.73%	1.73%
93,007,000-9	SQM S.A.	Chile	97,018,000-1	Banco Estado	Chile	US$	Upon maturity	1.64%	1.64%
93,007,000-9	SQM S.A.	Chile	97,018,000-1	Banco Estado	Chile	US$	Upon maturity	1.67%	1.67%
93,007,000-9	SQM S.A.	Chile	97,018,000-1	Banco Estado	Chile	US$	Upon maturity	1.67%	1.67%
79,626,800-K	SQM Salar S.A.	Chile	97,018,000-1	Banco Estado	Chile	US$	Upon maturity	1.91%	1.91%
79,626,800-K	SQM Salar S.A.	Chile	97,018,000-1	Scotiabank Sud Americano	Chile	US$	Upon maturity	1.94%	1.94%
79,947,100-0	SQM Industrial S.A.	Chile	97,030,000-7	Banco Estado	Chile	US$	Upon maturity	1.74%	1.74%
79,947,100-0	SQM Industrial S.A.	Chile	97,030,000-7	Banco Estado	Chile	US$	Upon maturity	1.65%	1.65%

		12/31/2017			12/31/2017
Debtor	Creditor	Nominal amounts			Current amounts
Company	Financial institution	Up to 90 days ThUS$	90 days to 1 year ThUS$	Total ThUS$	Up to 90 days ThUS$	90 days to 1 year ThUS$	Subtotal ThUS$	Borrowing costs ThUS$	Total ThUS$
SQM,S,A,	Scotiabank Sud Americano	-	20,000	20,000	-	20,137	20,137	-	20,137
SQM,S,A,	Scotiabank Sud Americano	-	17,000	17,000	-	17,140	17,140	-	17,140
SQM,S,A,	Scotiabank Sud Americano	-	3,000	3,000	-	3,025	3,025	-	3,025
SQM,S,A,	Banco Estado	15,000	-	15,000	15,011	-	15,011	-	15,011
SQM,S,A,	Banco Estado	15,000	-	15,000	15,011	-	15,011	-	15,011
SQM,S,A,	Banco Estado	15,000	-	15,000	15,011	-	15,011	-	15,011
SQM Salar S,A,	Banco Estado	-	20,000	20,000	-	20,071	20,071	-	20,071
SQM Salar S,A,	Scotiabank Sud Americano	-	20,000	20,000	-	20,072	20,072	-	20,072
SQM Industrial S,A,	Banco Estado	-	20,000	20,000	-	20,064	20,064	-	20,064
SQM Industrial S,A,	Banco Estado	18,000	-	18,000	18,026	-	18,026	-	18,026
Total		63,000	100,000	163,000	63,059	100,509	163,568	-	163,568

SQM S.A. El Trovador 4285 Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com	92

Notes to the Consolidated Financial Statements as of December 31, 2017.

Note 10	Financial instruments (continued)

10.4	Financial liabilities, continued

Debtor			Creditor			Currency or adjustment		Effective	Nominal
Tax ID No	Company	Country	Tax ID No.	Financial institution	Country	index	Repayment	rate	rate
93,007,000-9	SQM.S.A.	Chile	97,018,000-1	Scotiabank Sud Americano	Chile	US$	Upon maturity	1.00%	1.00%
93,007,000-9	SQM.S.A.	Chile	97,030,000-7	Banco Estado	Chile	US$	Upon maturity	4.3%	4.3%
93,007,000-9	SQM.S.A.	Chile	97,018,000-1	Scotiabank Sud Americano	Chile	US$	Upon maturity	0.74%	0.85%
93,007,000-9	SQM.S.A.	Chile	97,018,000-1	Scotiabank Sud Americano	Chile	US$	Upon maturity	0.74%	0.84%
79,626,800-K	SQM Salar S.A.	Chile	97,018,000-1	Scotiabank Sud Americano	Chile	US$	Upon maturity	1.34%	0.84%
79,947,100-0	SQM Industrial S.A.	Chile	97,030,000-7	Banco Estado	Chile	US$	Upon maturity	1.20%	1.20%

		12/31/2016			1231/2016
Debtor	Creditor	Nominal amounts			Current amounts
Company	Financial institution	Up to 90 days ThUS$	90 days to 1 year ThUS$	Total ThUS$	Up to 90 days ThUS$	90 days to 1 year ThUS$	Subtotal ThUS$	Borrowing costs ThUS$	Total ThUS$
SQM.S.A.	Scotiabank Sud Americano	-	20,000	20,000	30	20,000	20,030	-	20,030
SQM.S.A.	Banco Estado	-	20,412	20,412	-	20,919	20,919	-	20,919
SQM.S.A.	Scotiabank Sud Americano	-	17,000	17,000	-	17,057	17,057	-	17,057
SQM.S.A.	Scotiabank Sud Americano	-	3,000	3,000	-	3,010	3,010	-	3,010
SQM Salar S.A.	Scotiabank Sud Americano	-	20,000	20,000	-	20,042	20,042	-	20,042
SQM Industrial S.A.	Banco Estado	20,000	-	20,000	20,212	-	20,212	-	20,212
Total		20,000	80,412	100,412	20,242	81,028	101,270	-	101,270

SQM S.A. El Trovador 4285 Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com	93

Notes to the Consolidated Financial Statements as of December 31, 2017.

Note 10	Financial instruments (continued)

10.4	Financial liabilities, continued

b)	Unsecured obligations, current:

As of December 31, 2017 and December 31, 2016, the detail of current unsecured interest-bearing obligations is composed of promissory notes and bonds, as follows:

Bonds

Debtor			Number of registration or ID of the instrument	Series	Maturity date	Currency or adjustment index	Periodicity		Effective rate	Nominal rate
Tax ID No.	Company	País					Payment of interest	Repayment
93,007,000-9	SQM S.A.	Chile	-	ThUS$250,000	04/21/2018	US$	Semiannual	Upon maturity	1.47%	5.50%
93,007,000-9	SQM S.A.	Chile	-	ThUS$250,000	01/28/2018	US$	Semiannual	Upon maturity	3.17%	4.38%
93,007,000-9	SQM S.A.	Chile	-	ThUS$300,000	0403/2018	US$	Semiannual	Upon maturity	2.12%	3.63%
93,007,000-9	SQM S.A.	Chile	564	H	01/05/2018	UF	Semiannual	Semiannual	2.18%	4.90%
93,007,000-9	SQM S.A.	Chile	699	O	02/01/2018	UF	Semiannual	Upon maturity	2.80%	3.80%

			12/31/2017			12/31/2017
			Nominal maturities			Current maturities
Company	Country	Series	Up to 90 days	91 days to 1 year	Total	Up to 90 days	91 days to 1 year	Subtotal	Bond issuance costs	Total
			ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM S.A.	Chile	ThUS$250,000	-		-	-	2,674	2,674	(385)	2,289
SQM S.A.	Chile	ThUS$250,000	-		-	4,648	-	4,648	(433)	4,215
SQM S.A.	Chile	ThUS$300,000	-	-	-	-	2,658	2,658	(615)	2,043
SQM S.A.	Chile	H	-	-	-	4,127	-	4,127	(139)	3,988
SQM S.A.	Chile	O	-	-	-	1,026	-	1,026	(67)	959
Total			-	-	-	9,801	5,332	15,133	(1,639)	13,494

Effective rates of bonds in Chilean pesos and UF are expressed and calculated in U.S. dollars based on the flows agreed in Cross Currency Swap Agreements.

SQM S.A. El Trovador 4285 Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com	94

Notes to the Consolidated Financial Statements as of December 31, 2017.

Note 10	Financial instruments (continued)

10.4       Financial liabilities, continued

Debtor			Number of registration or ID of the instrument	Series	Maturity date	Currency or adjustment index	Periodicity		Effective rate	Nominal rate

Tax ID No.	Company	País					Payment of interest	Repayment

93,007,000-9	SQM S.A.	Chile	-	ThUS$250,000	10/21/2016	US$	Semiannual	Upon maturity	1.97%	5.50%
93,007,000-9	SQM S.A.	Chile	-	ThUS$250,000	01/28/2017	US$	Semiannual	Upon maturity	3.61%	4.38%
93,007,000-9	SQM S.A.	Chile	-	ThUS$300,000	10/03/2016	US$	Semiannual	Upon maturity	2.48%	3.63%
93,007,000-9	SQM S.A.	Chile	446	C	12/01/2016	UF	Semiannual	Semiannual	1.34%	4.00%
93,007,000-9	SQM S.A.	Chile	564	H	01/05/2017	UF	Semiannual	Semiannual	2.47%	4.90%
93,007,000-9	SQM S.A.	Chile	700	M	02/01/2017	UF	Semiannual	Upon maturity	0.69%	3.30%
93,007,000-9	SQM S.A.	Chile	699	O	02/01/2017	UF	Semiannual	Upon maturity	3.00%	3.80%

			12/31/2016			12/31/2016
			Nominal maturities			Current maturities
Company	Country	Series	Up to 90 days	91 days to 1 year	Total	Up to 90 days	91 days to 1 year	Subtotal	Bond issuance costs	Total
			ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM S,A,	Chile	ThUS$250,000	-	-	-	-	2,674	2,674	(386)	2,288
SQM S,A,	Chile	ThUS$250,000	-	-	-	4,649	-	4,649	(433)	4,216
SQM S,A,	Chile	ThUS$300,000	-	-	-	-	2,658	2,658	(615)	2,043
SQM S,A,	Chile	C	-	5,903	5,903	-	6,098	6,098	-	6,098
SQM S,A,	Chile	H	-	-	-	3,726	-	3,726	(139)	3,587
SQM S,A,	Chile	M	39,356	-	39,356	39,893	-	39,893	(11)	39,882
SQM S,A,	Chile	O	-	-	-	926	-	926	(67)	859
Total			39,356	5,903	45,259	49,194	11,430	60,624	(1,651)	58,973

Effective rates of bonds in Chilean pesos and UF are expressed and calculated in U.S. dollars based on the flows agreed in Cross Currency Swap Agreements.

SQM S.A. El Trovador 4285 Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com	95

Notes to the Consolidated Financial Statements as of December 31, 2017.

Note 10	Financial instruments (continued)

10.4	Financial liabilities, continued

c)	Non-current unsecured interest-bearing bonds

The breakdown of non-current unsecured interest-bearing bonds as of December 31, 2017 and December 31, 2016 is detailed as follows:

							Periodicity
Tax ID No.	Company	Country	Number of registration or ID of the instrument	Series	Maturity date	Currency or adjustment index	Payment of interest	Repayment	Effective rate	Nominal rate
93,007,000-9	SQM S.A.	Chile	-	ThUS$250,000	04/21/2020	US$	Semiannual	Upon maturity	5.50%	5.50%
93,007,000-9	SQM S.A.	Chile	-	ThUS$250,000	01/28/2025	US$	Semiannual	Upon maturity	4.38%	4.38%
93,007,000-9	SQM S.A.	Chile	-	ThUS$300,000	04/03/2023	US$	Semiannual	Upon maturity	3.63%	3.63%
93,007,000-9	SQM S.A.	Chile	564	H	01/05/2030	UF	Semiannual	Semiannual	4.90%	6.01%
93,007,000-9	SQM S.A.	Chile	699	O	02/01/2033	UF	Semiannual	Upon maturity	3.80%	3.80%

Nominal non-current maturities 12/31/2017							Non-current maturities 12/31/2017
Series	Over 1 year to 2	Over 2 years to 3	Over 3 Years to 4	Over 4 Years to 5	Over 5 years	Total	Over 1 year to 2	Over 2 years to 3	Over 3 Years to 4	Over 4 Years to 5	Over 5 years	Subtotal	Bond issuance costs	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
MUS$250	250,000	-	-	-	-	250,000	250,000	-	-	-	-	250,000	(517)	249,483
MUS$250	-	-	-	-	250,000	250,000	-	-	-	-	250,000	250,000	(2,636)	247,364
MUS$300	-	-	-	-	300,000	300,000	-	-	-	-	300,000	300,000	(2,618)	297,382
H	-	-	-	-	174,367	174,367	-	-	-	-	174,367	174,367	(1,532)	172,835
O	-	-	-	-	65,388	65,388	-	-	-	-	65,388	65,388	(945)	64,443
Total	250,000	-	-	-	789,755	1,039,755	250,000	-	-	-	789,755	1,039,755	(8,248)	1,031,507

SQM S.A. El Trovador 4285 Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com	96

Notes to the Consolidated Financial Statements as of December 31, 2017.

Note 10	Financial instruments (continued)

10.4	Financial liabilities, continued

d)	Non-current unsecured interest-bearing bonds, continued

As of December 31, 2017 and December 31, 2016, the breakdown of unsecured interest-bearing liabilities, non-current is as follows:

							Periodicity
Tax ID No.	Company	Country	Number of registration or ID of the instrument	Series	Maturity date	Currency or adjustment index	Payment of interest	Repayment	Effective rate	Nominal rate
93,007,000-9	SQM S.A.	Chile	-	ThUS$250,000	04/21/2020	US$	Semiannual	Upon maturity	5.94%	5.50%
93,007,000-9	SQM S.A.	Chile	-	ThUS$250,000	01/28/2025	US$	Semiannual	Upon maturity	4.62%	4.38%
93,007,000-9	SQM S.A.	Chile	-	ThUS$300,000	04/03/2023	US$	Semiannual	Upon maturity	3.95%	3.63%
93,007,000-9	SQM S.A.	Chile	446	C	12/01/2026	UF	Semiannual	Semiannual	5.57%	4.00%
93,007,000-9	SQM S.A.	Chile	564	H	01/05/2030	UF	Semiannual	Semiannual	5.22%	4.90%
93,007,000-9	SQM S.A.	Chile	699	O	02/01/2033	UF	Semiannual	Upon maturity	3.97%	3.80%

Nominal non-current maturities 12/31/2016							Non-current maturities 12/31/2016
Series	Over 1 year to 2	Over 2 years to 3	Over 3 Years to 4	Over 4 Years to 5	Over 5 years	Total	Over 1 year to 2	Over 2 years to 3	Over 3 Years to 4	Over 4 Years to 5	Over 5 years	Subtotal	Bond issuance costs	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
MUS$250	-	250,000	-	-	-	250,000	-	250,000	-	-	-	250,000	(904)	249,096
MUS$250	-	-	-	-	250,000	250,000	-	-	-	-	250,000	250,000	(3,069)	246,931
MUS$300	-	-	-	-	300,000	300,000	-	-	-	-	300,000	300,000	(3,230)	296,770
C	5,903	5,903	5,903	5,903	29,519	53,131	5,903	5,903	5,903	5,903	29,519	53,131	-	53,131
H	-	-	-	-	157,426	157,426	-	-	-	-	157,426	157,426	(1,671)	155,755
O	-	-	-	-	59,035	59,035	-	-	-	-	59,035	59,035	(1,012)	58,023
Total	5,903	255,903	5,903	5,903	795,980	1,069,592	5,903	255,903	5,903	5,903	795,980	1,069,592	(9,886)	1,059,706

SQM S.A. El Trovador 4285 Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com	97

Notes to the Consolidated Financial Statements as of December 31, 2017.

Note 10	Financial instruments (continued)

10.4	Financial liabilities, continued

e)	Additional information

On December 15, 2017, the Company filed a request with the Financial Markets Commission (FMC, formerly the Chilean Superintendence of Securities and Insurance) to modify the bond line registered in the FMC Securities Registry on December 31, 2008, under number 563. The main objective of this change is to adapt the obligations and grounds for early payment and default to the Company's current circumstances. If the modified line is approved by the Financial Markets Commission, a series of bonds denominated Series P will be issued for a nominal value of up to UF 3 million, with a maturity date of January 15, 2028.

Once these bonds have been approved by the Financial Markets Commission, they are expected to be placed through direct sale to investors.

Bonds

On December 31, 2017 and December 31, 2016, short term bonds of ThUS$13,494 and ThUS$58,973 respectively were classified as short-term, consisting of the current portion due plus accrued interest to date; debt is presented net of bond issuance costs. The non-current portion consisted of ThUS$1,031,507 on December 31, 2017 and ThUS$1,059,706 on December 31, 2016, corresponding to the issuance series H bonds second issue single series bonds (ThUS$250), series M bonds, series O bonds, third issue single series bonds (ThUS$300) and fourth issue single series bonds (ThUS$250) excluding debt issue costs.

As of December 31, 2017 and December 31, 2016, the details of each issuance are as follows:

Series “C” bonds

On January 24, 2006, the Company placed Series C bonds for UF 3,000,000 (ThUS$101,918) at an annual rate of 4.00%.

On July 5, 2017, the Series C bond was prepaid.

As of December 31, 2017, December 31 and 2016, the Company has made the following payments with a charge to the Series C bonds:

Payments made	12/31/2017	12/31/2016
	ThUS$	ThUS$
Principal payment	57,290	5,729
Interest payment	1,515	3,275

SQM S.A. El Trovador 4285 Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com	98

Notes to the Consolidated Financial Statements as of December 31, 2017.

Note 10	Financial instruments (continued)

10.4	Financial liabilities, continued

Single series first issue ThUS$200,000

On April 5, 2006, the Company placed Single Series bonds for ThUS$200,000 at an annual rate of 6.125% under "Rule 144 and regulation S of the U.S. Securities Act of 1933."

As of December 31, 2017, December 31 and 2016, the Company has made the following payments with a charge to the Single series bonds:

Payments made	12/31/2017 ThUS$	12/31/2016 ThUS$
Payments of principal owed	-	200,000
Payments of interest	-	6,125

Series “G” and “H” bonds

On January 13, 2009, the Company placed two bond series in the domestic market. The first was Series H for UF 4,000,000 (ThUS$139,216) at an annual interest rate of 4.9%, with a term of 21 years and payment of the principal beginning in 2019. The second was Series G for ThCh$21,000,000 (ThUS$34,146), which was placed at a term of 5 years with a single payment at the maturity of the term and an annual interest rate of 7%.

As of December 31, 2017, December 31 and 2016, the Company has made the following payments with a charge to the Series H bonds:

Payments made	12/31/2017 ThUS$	12/31/2016 ThUS$
Payments of interest, Series H bonds	7,691	7,289

SQM S.A. El Trovador 4285 Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com	99

Notes to the Consolidated Financial Statements as of December 31, 2017.

Note 10	Financial instruments (continued)

10.4	Financial liabilities, continued

Single series bonds, second issue ThUS$250,000

On April 21, 2010, the Company informed the Financial Markets Commission (formerly the Chilean Superintendence of Securities and Insurance) of its placement in international markets of an unsecured bond of ThUS$250,000 with a maturity of 10 years beginning on the aforementioned date with an annual interest rate of 5.5% and destined to refinance long-term liabilities.

As of December 31, 2017, December 31 and 2016, the detail of payments charged to the line of single series bonds, second issue is as follows:

Payments made	12/31/2017 ThUS$	12/31/2016 ThUS$
Interest payment	13,750	13,750

Series “M” and “O” bonds

On April 4, 2012, the Company placed two bond series in the domestic market. Series M for UF 1,000,000 (ThUS$46,601) was placed at a term of 5 years with a single payment at the maturity of the term and an annual interest rate of 3.3%. Series O for UF 1,500,000 (ThUS$69,901) was placed at a term of 21 years with a single payment at the maturity of the term and an annual interest rate of 3.80%

As of December 31, 2017, December 31 and 2016 the Company has made the following payments with a charge to the Series M and O bonds:

Payments made	12/31/2017 ThUS$	12/31/2016 ThUS$
Payment of interest, Series M bonds	667	1,242
Payment of interest, Series O bonds	2,301	2,142

Single series bonds, third issue ThUS$300,000

On April 3, 2013, the Company issued a non-guaranteed bond in the United States with a value of US$300 million. The bond is for a 10-year term with an annual coupon rate of 3.625% and an annual yield of 3.716%. This rate equates to a difference of 180 basis points to comparable US Treasury bonds. The funds raised will be used to refinance long term liabilities and finance general corporate objectives.

As of December 31, 2017, December 31 and 2016, the following payments have been made with a debit to the line of single-series bonds, third issue:

Payments made	12/31/2017 ThUS$	12/31/2016 ThUS$
Payment of interest	10,875	10,875

SQM S.A. El Trovador 4285 Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com	100

Notes to the Consolidated Financial Statements as of December 31, 2017.

Note 10	Financial instruments (continued)

10.4	Financial liabilities, continued

Single series bonds, fourth issuance ThUS$250

On October 23, 2014, the Company informed the Financial Markets Commission (formerly the Chilean Superintendence of Securities and Insurance) that Sociedad Química y Minera de Chile S.A. had agreed to issue and place unsecured bonds of ThUS$250,000 in international markets. These mature in 2025 and have annual interest rate of 4.375%, equivalent to a spread of 215 basis points on comparable US Treasury bonds, which were offered to investors at a price of 99.410% with respect to capital. The aforementioned agreement was agreed on October 23, 2014 and the issuance and placement of such bonds was performed in conformity with the provisions of Rule 144A of the US Securities Act of 1933 and these bonds will not be publicly offered in Chile.

As of December 31, 2017, December 31 and 2016, the following payments have been made.

Payments made	12/31/2017 ThUS$	12/31/2016 ThUS$
Payment of interest	10,938	10,938

10.5	Trade and other payables

	12/31/2017			12/31/2016
	Current	Non- current	Total	Current	Non- current	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Accounts payable	195.858	-	195,858	200,215	-	200,215
Other accounts payable	422	-	422	281	-	281
Total	196.280	-	196,280	200,496	-	200,496

Purchase commitments held by the Company are recognized as liabilities when the goods and services are received by the Company. As of December 31, 2017, the Company has purchase orders amounting to ThUS$41,601 (ThUS$19,959 as of December 31, 2016).

SQM S.A. El Trovador 4285 Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com	101

Notes to the Consolidated Financial Statements as of December 31, 2017.

Note 10	Financial instruments (continued)

10.6	Financial liabilities at fair value through profit or loss

This balance relates to derivative instruments measured at their fair value, which has generated balances against the Company. The detail of this type of instrument is as follows:

Financial liabilities at fair value through profit or loss	12/31/2017 ThUS$	Effect on profit or loss as of 12/31/2017	12/31/2016 ThUS$	Effect on profit or loss as of 12/31/2016
		ThUS$		ThUS$
Current
Derivative instruments (IRS)	-	-	-	(229)
	-	-	-	(229)

Balances in the “effect on profit or loss” column consider the effects of agreements which were in force as of December 31, 2017, including derivatives received during the year.

SQM S.A. El Trovador 4285 Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com	102

Notes to the Consolidated Financial Statements as of December 31, 2017.

Note 10	Financial instruments (continued)

10.7	Financial asset and liability categories

a)	Financial Assets

		12/31/2017			12/31/2016
		Current	Non-current	Total	Current	Non- current	Total
Description of financial assets	Financial instruments	Amount ThUS$	Amount ThUS$	Amount ThUS$	Amount ThUS$	Amount ThUS$	Amount ThUS$
Cash and cash equivalent		630,438	-	630,438	514,669	-	514,669
Trade receivables due from related parties		74,089	-	74,089	82,259	-	82,259
Financial assets measured at amortized cost	Term deposits	360,941	45	360,986	284,160	44	284,204
Loans and receivables measured at amortized cost	Trade and other receivables	423,047	1,912	424,959	368,761	1,840	370,601
Total financial assets measured at amortized cost		1,488,515	1,957	1,490,472	1,249,849	1,884	1,251,733

Financial assets at fair value through profit or loss	Derivative instruments	6,038	8,910	14,948	5,029	7,156	12,185
Financial assets classified as available for sale at fair value through equity	Other investments	-	53,924	53,924	-	26,899	26,899
Total financial assets at fair value		6,038	62,834	68,872	5,029	34,055	39,084
Total financial assets		1,494,553	64,791	1,559,344	1,254,878	35,939	1,290,817

SQM S.A. El Trovador 4285 Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com	103

Notes to the Consolidated Financial Statements as of December 31, 2017.

Note 10	Financial instruments (continued)

10.7	Financial asset and liability categories (continued)

b)	Financial liabilities

		12/31/2017			12/31/2016
		Current	Non-current	Total	Current	Non- current	Total
Description of financial liabilities	Financial instruments	Amount ThUS$	Amount ThUS$	Amount ThUS$	Amount ThUS$	Amount ThUS$	Amount ThUS$

Trade payables due to related parties		1,365	-	1,365	7	-	7
Financial liabilities at fair value through profit or loss	Derivative instruments	43,266	-	43,266	18,901	33,732	52,633
Financial liabilities at fair value through profit or loss		44,631	-	44,631	18,908	33,732	52,640

Financial liabilities measured at amortized cost	Bank borrowings	163,568	-	163,568	101,270	-	101,270
Financial liabilities measured at amortized cost	Obligations with the public	13,494	1,031,507	1,045,001	58,973	1,059,706	1,118,679
Financial liabilities measured at amortized cost	Trade and other payables	196,280	-	196,280	200,496	-	200,496
Total financial liabilities measured at amortized cost		373,342	1,031,507	1,404,849	360,739	1,059,706	1,420,445
Total financial liabilities		417,973	1,031,507	1,449,480	379,647	1,093,438	1,473,085

SQM S.A. El Trovador 4285 Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com	104

Notes to the Consolidated Financial Statements as of December 31, 2017.

Note 10	Financial instruments (continued)

10.8	Fair value measurement of assets and liabilities

Financial assets and liabilities measured at fair value consist of Options and Forwards hedging the mismatch in the balance sheet and cash flows, Cross Currency Swaps (CCS) to hedge bonds issued in local currency ($/UF), and Interest Rate Swaps (IRS) to hedge LIBOR rate debt issued.

The value of the Company’s assets and liabilities recognized by CCS contracts is calculated as the difference between the present value of discounted cash flows of the asset (pesos/UF) and liability (US$) parts of the derivative. In the case of the IRS, the asset value recognized is calculated as the difference between the discounted cash flows of the asset (variable rate) and liability (fixed rate) parts of the derivative. Forwards: Are calculated as the difference between the strike price of the contract and the spot price plus the forwards points at the date of the contract. Options: The value recognized is calculated using the Black-Scholes method.

In the case of CCS, the entry data used for the valuation models are UF, peso, USD and basis swap rates. In the case of fair value calculations for IRS, the FRA (Forward Rate Agreement) rate and ICVS 23 Curve (Bloomberg: cash/deposits rates, futures, swaps). In the case of forwards, the forwards curve for the currency in question is used. Finally, with options, the spot price, risk-free rate and volatility of exchange rate are used, all in accordance with the currencies used in each valuation. The financial information used as entry data for the Company’s valuation models is obtained from Bloomberg, the well-known financial software company. Conversely, the fair value provided by the counterparties of derivatives contracts is used only as a control and not for valuation.

The effects on profit or loss of movements in these amounts may be recognized in the caption Finance costs, foreign currency translation gain (loss) or cash flow hedges in the statement of comprehensive income, depending on each particular case.

The fair value measurement of debt is only performed to determine the present market value of secured and unsecured long-term obligations; bonds denominated in local currency (Ch$/UF) and foreign currency (US$), credits denominated in foreign currency (US$), which is classified under Level 2 in the fair value hierarchy established by IFRS.

The value of the Company’s reported liabilities is calculated as the present value of discounted cash flows at market rates at the time of valuation, taking into account the maturity date and exchange rate. The entry data used for the model includes the UF and peso rates, which are obtained using Bloomberg, the well-known financial software company and the ‘Asociación de Bancos e Instituciones Financieras’ (ABIF) (Association of Banks and Financial Institutions’).

SQM S.A. El Trovador 4285 Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com	105

Notes to the Consolidated Financial Statements as of December 31, 2017.

Note 10	Financial instruments (continued)

10.8	Fair value measurement of assets and liabilities, continued

Fair value hierarchy

The fair value hierarchy is detailed as follows:

a)	Level 1: using quoted prices (unadjusted) only in active markets.

b)	Level 2: when in any phase in the valuation process inputs other than quoted prices have been used in Level 1 that are observable directly in markets.

c)	Level 3: inputs for the asset or liability that are not based on observable market data.

The valuation technique used for determining fair value of our hedging instruments is that indicated in Level 2.

	Fair value	Measurement methodology
	12/31/2017	Level 1	Level 2	Level 3
	ThUS$	ThUS$	ThUS$	ThUS$
Financial assets
Investment
Investment SQM Australia	24,746	-	24,746
Shares	9,159	9,159	-	-
Non-hedging derivatives
Forwards	2,744	-	2,744	-
Options	110	-	110	-
Swaps	3,184	-	3,184	-
Hedging derivatives
Swaps	8,726	-	8,726	-
Deposits, more than 90 days	360,941		360,941	-
Shares purchase option	20,000		20,000	-
Other	249	-	249	-
Financial liabilities
Non-hedging derivatives
Forwards	5,534	-	5,534	-
Options	445	-	445	-
Hedging derivatives
Swaps	37,287	-	37,287	-
Bank loans	163,568	-	163,568	-
Non-guaranteed bonds	1,039,956	-	1,039,956	-
Other	5,945	-	5,945	-

SQM S.A. El Trovador 4285 Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com	106

Notes to the Consolidated Financial Statements as of December 31, 2017.

Note 10	Financial instruments (continued)

10.8       Fair value measurement of assets and liabilities, continued

	Fair value	Measurement methodology
	12/31/2016	Level 1	Level 2	Level 3
	ThUS$	ThUS$	ThUS$	ThUS$
Financial assets
Investment
Shares	6,879	6,879	-	-
Non-hedging derivatives
Forwards	924	-	924	-
Options	426	-	426	-
Swaps	2,745	-	2,745	-
Hedging derivatives
Swaps	8,090	-	8,090	-
Deposits, more than 90 days	284,159		284,159	-
Shares purchase option	20,000		20,000	-
Other	2,809	-	2,809	-
Financial liabilities
Non-hedging derivatives
Forwards	871	-	871	-
Options	363	-	363	-
Hedging derivatives
Swaps	50,713	-	50,713	-
Bank loans	101,270	-	101,270	-
Non-guaranteed bonds	1,103,324	-	1,103,324	-
Other	16,041	-	16,041	-

10.9	Financial assets pledged as a guarantee

On November 4, 2004, Isapre Norte Grande maintains a guarantee equivalent to the total amount owed to its members and healthcare providers, which is managed and maintained by Banco de Chile.

As of December 31, 2017 and December 31, 2016, assets pledged as guarantees are as follows:

Restricted cash	12/31/2017 ThUS$	12/31/2016 ThUS$
Isapre Norte Grande Ltda.	771	685
Total	771	685

SQM S.A. El Trovador 4285 Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com	107

Notes to the Consolidated Financial Statements as of December 31, 2017.

Note 10	Financial instruments (continued)

10.10	Estimated fair value of financial instruments and financial derivatives

As required by IFRS 7, the following information is presented for the disclosure of the estimated fair value of financial assets and liabilities.

Although inputs represent Management's best estimate, they are subjective and involve significant estimates related to the current economic and market conditions, as well as risk features.

Methodologies and assumptions used depend on the risk terms and characteristics of instruments and include the following as a summary:

-	Cash equivalent approximates fair value due to the short-term maturities of these instruments.

-	The fair value of trade receivables, current is considered to be equal to the carrying amount due to the maturity of such accounts at short-term.

-	The fair value of other current financial liabilities is considered to be equal to their carrying values.

-	For interest-bearing liabilities with original maturity of more than a year, fair values are calculated by discounting contractual cash flows at their original current market rates with similar terms.

-	The fair value of debt is considered in Level 2.

-	For forward and swap contracts, fair value is determined using quoted market prices of financial instruments with similar characteristics.

SQM S.A. El Trovador 4285 Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com	108

Notes to the Consolidated Financial Statements as of December 31, 2017.

Note 10	Financial instruments (continued)

10.10	Estimated fair value of financial instruments and financial derivatives, continued

The detail of the Company’s instruments at carrying value and estimated fair value is as follows:

	12/31/2017		12/31/2016
	Carrying value	Fair value	Carrying value	Fair value
	ThUS$	ThUS$	ThUS$	ThUS$
Cash and cash equivalents	630,438	630,438	514,669	514,669
Current trade and other receivables	446,875	446,875	368,761	368,761
Receivables due from related parties, current	59,132	59,132	82,259	82,259
Other financial assets, current:
- Time deposits	360,941	360,941	284,160	284,160
- Derivative instruments	6,038	6,038	4,095	4,095
- Hedging assets	-	-	934	934
Total other current financial assets	366,979	366,979	289,189	289,189
Non-Current Trade Receivables	1,912	1,912	1,840	1,840
Other non-current financial assets:	62,879	62,879	34,099	34,099
Total other non-current financial assets:	62,879	62,879	34,099	34,099
Other financial liabilities, current:
- Bank loans	163,568	163,568	101,270	101,270
- Derivative instruments	5,979	5,979	1,920	1,920
- Hedging liabilities	37,287	37,287	16,981	16,981
- Unsecured obligations	13,494	13,494	58,973	58,973
Other financial liabilities, current	220,328	220,328	179,144	179,144
Current and non-current accounts payable	196,280	196,280	200,496	200,496
Payables due to related parties, non-current	1,365	1,365	7	7
Other non-current financial liabilities:
- Bank loans	-	-	-	-
- Unsecured obligations	1,031,507	1,131,639	1,059,706	1,195,512
- Non-current hedging liabilities	-	-	33,732	33,732
Other non-current financial liabilities:	1,031,507	1,131,639	1,093,438	1,229,244

All the fair value estimates are included in levels 1 and 2.

10.11	Nature and scope of risks arising from financing instruments

As indicated in paragraphs 33 to 42 of IFRS 7 the disclosure of information associated with the nature and scope of risks arising from financial instruments is presented in Note 4 - Financial Risk Management.

SQM S.A. El Trovador 4285 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	109

Notes to the Consolidated Financial Statements as of December 31, 2017.

Note 11	Equity-accounted investees

11.1	Investments in associates recognized according to the equity method of accounting

As of December 31, 2017 and December 31, 2016, in accordance with criteria established in Note 3.19, investment in associates recognized according to the equity method of accounting and joint ventures are as follows:

Associates	Equity-accounted investees		Share in profit (loss) of associates and joint ventures accounted for using the equity method		Share in other comprehensive income of associates and joint ventures accounted for using the equity method, net of tax		Share in total other comprehensive income of associates and joint ventures accounted for using the equity method
	12/31/2017	12/31/2016	12/31/2017	12/31/2016	12/31/2017	12/31/2016	12/31/2017	12/31/2016
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Abu Dhabi Fertilizer Industries WWL	15,936	13,343	1,483	1,482	-	-	1,483	1,482
Doktor Tarsa Tarim Sanayi AS	21,788	16,712	6,427	4,026	-	590	6,427	4,616
Ajay North America	14,432	13,457	3,677	2,794	-	-	3,677	2,794
Ajay Europe SARL	8,144	7,373	1,049	1,132	26	(7)	1,075	1,126
Charlee SQM Thailand Co. Ltd,	2,301	1,763	393	244	-	-	393	244
SQM Eastmed Turkey.	(47)	-	(25)	-	-	-	(25)	-
Total	62,601	52,648	13,004	9,678	26	583	13,030	10,262

SQM S.A. El Trovador 4285 Las Condes, Santiago, Chile Phone number: (56 2) 425 2000 www.sqm.com	110

Notes to the Consolidated Financial Statements as of December 31, 2017.

Note 11	Equity-accounted investees (continued)

11.1	Investments in associates recognized according to the equity method of accounting, continued

	Description of the nature of the		Country of	Share of ownership in	Dividends received
Associate	relationship	Domicile	incorporation	associates	12/31/2017	12/31/2016
					ThUS$	ThUS$
Abu Dhabi Fertilizer Industries WWL	Distribution and commercialization of specialty plant nutrients in the Middle East.	PO Box 71871, Abu Dhabi	United Arab Emirates	37%	-	-
Doktor Tarsa Tarim Sanayi AS	Distribution and commercialization of specialty plant nutrients in Turkey.	Organize Sanayi Bolgesi, Ikinci Kisim, 22 cadde TR07100 Antalya	Turkey	50%	-	-
Ajay North America	Production and distribution of iodine derivatives.	1400 Industry RD Power Springs GA 30129	United States	49%	1,123	2,605
Ajay Europe SARL	Production and commercialization of iodine derivatives.	Z.I. du Grand Verger BP 227 53602 Evron Cedex	France	50%	968	1,338
SQM Eastmed Turkey	Production and commercialization of specialty products.	Organize Sanayi Bolgesi, Ikinci Kisim, 22 cadde TR07100 Antalya	Turkey	50%	-	-
Charlee SQM Thailand Co. Ltd.	Distribution and commercialization of specialty plant nutrients.	31 Soi 138 (Meesuk) LLapdrawrd, Bangkapi, 10240 Bangkok	Thailand	40%	-	-

The companies described in the table below are related parties of the following associates:

(1)	Doktor Tarsa Tarim Sanayi AS

(2)	Terra Tarsa B.V.

	Description of the nature of the relationship	Domicile	Country of incorporation	Share of ownership in associates	Dividends received
Terra Tarsa B.V. (1)	Distribution and trading of specialty plant nutrients.	Herikerbergweg 238, Luna Arena, 1101CM Amsterdam PO Box 23393, 1100DW Amsterdam Zuidoost	Holland	50%	-	-
Plantacote N.V. (1)	Sale of CRF and production and sales of WSNPK	Houtdok-Noordkaai 25a, 2030 Antwerpen, Belgium	Belgium	100%	-	-
Doktolab Tarim Arastima San. Tic As (1)	Laboratory services	27. Cd. No:2, 07190 Aosb 2. Kısım/Döşemealtı, Antalya, Turkey	Turkey	100%	-	-
Terra Tarsa Ukraine LLC (2)	Distribution and trading of specialty plant nutrients.	74800 Ukraine, Kakhovka, 4 Yuzhnaya Str.	Ukraine	100%	-	-
Terra Tarsa Don LLC (2	Distribution and sale of specialty fertilizers	Zorge Street, house 17, 344090, Rostov-on-Don	Russian Federation	100%	-	-

SQM S.A. El Trovador 4285 Las Condes, Santiago, Chile Phone number: (56 2) 425 2000 www.sqm.com	111

Notes to the Consolidated Financial Statements as of December 31, 2017.

Note 11	Equity-accounted investees (continued)

11.2	Assets, liabilities, revenue and expenses of associates

12/31/2017
						Gain (loss)
	Assets		Liabilities			from continuing	Other comprehensive	Comprehensive
	Current	Non-current	Current	Non-current	Revenue	operations	income	income
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Abu Dhabi Fertilizer Industries WWL	44,801	2,032	3,764	-	35,131	4,008	-	4,008
Doktor Tarsa Tarim Sanayi AS	81,057	10,731	36,960	11,251	75,269	12,854	-	12,854
Ajay North America	19,426	12,498	2,470	-	36,185	7,505	-	7,505
Ajay Europe SARL	23,555	1,266	8,534	-	32,310	2,098	52	2,150
Charlee SQM Thailand Co. Ltd.	8,585	712	3,292	255	13,618	981	-	981
SQM Eastmed Turkey	3,981	2,671	4,487	2,260	2,389	(49)	-	(49)
Total	181,405	29,910	59,507	13,766	194,902	27,397	52	27,449

12/31/2016
						Gain (loss)
	Assets		Liabilities			from continuing	Other comprehensive	Comprehensive
	Current	Non-current	Current	Non-current	Revenue	operations	income	income
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Abu Dhabi Fertilizer Industries WWL	37,801	2,104	3,843	-	41,442	4,005	-	4,005
Doktor Tarsa Tarim Sanayi AS	68,449	5,984	39,729	1,281	83,905	8,052	1,180	9,232
Ajay North America	18,844	11,633	3,015	-	35,715	5,702	-	5,702
Ajay Europe SARL	20,675	1,361	7,290	-	33,319	2,265	(13)	2,252
Charlee SQM Thailand Co. Ltd.	6,264	591	2,448	-	12,065	609	-	609
SQM Eastmed Turkey	727	2,265	719	2,362	833	(200)	-	(200)
Total	152,760	23,938	57,044	3,643	207,279	20,433	1,167	21,600

SQM S.A. El Trovador 4285 Las Condes, Santiago, Chile Phone number: (56 2) 425 2000 www.sqm.com	112

Notes to the Consolidated Financial Statements as of December 31, 2017.

Note 11	Investment in Associates (continued)

11.3	Other information

The Company has no participation in unrecognized losses in investments in associates.

The Company has no investments that are unaccounted for according to the equity method of accounting.

The equity method was applied to the Statement of Financial Position as of December 31, 2017 and December 31, 2016.

The basis of preparation of the financial information of associates corresponds to the amounts included in the financial statements in conformity with the entity’s IFRS.

11.4	Disclosures on interest in associates

a) Transactions conducted in 2017:

As of December 31, 2017, a capital increase was registered for Plantacote N.V. in a sum of ThUS$4,208 (equivalent to Th€3,500), which is 100% owned by the associate company Doktor Tarsa Tarim. The functional currency of Plantacote N.V. is the Euro. The contribution was made under the heading “Subordinated loan from Dr. Tarsa”. This contribution had no impact on the Company's consolidated results.

b) Transactions conducted in 2016:

During December 2016, SQM Salar S.A. sold the interest it had in Sales de Magnesio Ltda. to Rockwood Litio Ltda. generating a gain of ThUS$7,635.

SQM S.A. El Trovador 4285 Las Condes, Santiago, Chile Phone number: (56 2) 425 2000 www.sqm.com	113

Notes to the Consolidated Financial Statements as of December 31, 2017.

Note 12	Joint Ventures

12.1	Policy for the accounting of equity accounted investment in joint ventures

The method for recognizing joint ventures is that in which participation is initially recorded at cost, and subsequently adjusted, considering changes after the acquisition in the portion of the entity’s net assets that correspond to the investor. Profit or loss for the period will include the portion of the entity’s entire profit or loss that correspond to the investor. For these joint ventures there is no quoted market price to measure these investments.

There are no significant restrictions on these joint ventures for the transfer of funds as payment of dividends or others.

At the date of issuance of these financial statements, SQM is not aware of the existence of any significant contingent liabilities associated with the partnerships in joint ventures.

12.2	Disclosures of interest in joint ventures

a)	Operations conducted in 2017

On June 30, 2017, SQM Potasio S.A. recognized the lower value generated by the acquisition of 50% of the joint venture Minera Exar S.A. in the amount ThUS$6,205.

On October 6, 2017, a capital contribution of ThUS$13,300 (ThARS230,422.5) was made in mining company EXAR S.A., which is 50% owned by the subsidiary SQM Potasio S.A. The functional currency of EXAR S.A. is the Argentine peso (ARS). This contribution had no impact on the Company's consolidated results.

b)	Operations conducted in 2016

On March 28, 2016, Sociedad Química y Minera de Chile S.A. agreed to enter into a joint venture with Lithium Americas Corp to develop the Cauchari-Olaroz lithium project in Argentina.

SQM Potasio S.A. made a capital contribution of ThUS$25,000 in exchange for 50% of the ownership of Minera Exar S.A.

During May 2016, SQM Vitas Holland B.V. sold its interest in SQM Vitas Spain, to SQM Iberian S.A. This resulted in the latter entity gaining 100% interest in this transaction, generating a loss of ThUS$104.

SQM S.A. El Trovador 4285 Las Condes, Santiago, Chile Phone number: (56 2) 425 2000 www.sqm.com	114

Notes to the Consolidated Financial Statements as of December 31, 2017.

Note 12	Joint Ventures (continued)

12.3	Investment in joint ventures accounted for under the equity method of accounting

			Country of	Share of interest	Dividends received
Joint venture	Description of the nature of the relationship	Domicile	incorporation	in ownership	12/31/2017	12/31/2016
					ThUS$	ThUS$
Sichuan SQM Migao Chemical Fertilizers Co. Ltda.	Production and distribution of soluble fertilizers.	Huangjing Road, Dawan Town, Qingbaijiang District, Chengdu Municipality, Sichuan Province	China	50%	-	-
Coromandel SQM India	Production and distribution of potassium nitrate.	1-2-10, Sardar Patel Road, Secunderabad – 500003 Andhra Pradesh	India	50%	-	-
SQM Vitas Fzco.	Production and commercialization of specialty plant and animal nutrition and industrial hygiene.	Jebel ALI Free Zone P.O. Box 18222, Dubai	United Arab Emirates	50%	-	-
SQM Star Qingdao Corp Nutrition. Co. Ltd.	Production and distribution of nutrient plant solutions with specialties NPK soluble	Longquan Town, Jimo City, Qingdao Municipality, Shangdong Province	China	50%	-	-
SQM Vitas Holland B.V (1)	Without information	Herikerbergweg 238, 1101 CM Amsterdam Zuidoost	Holland	50%	-	-
Minera Exar S.A.	Exploration and exploitation of minerals, processing and trading of such minerals	Dr. Sabín 1082 Ciudad de Nieva – San Salvador de Jujuy- Jujuy- República Argentina	Argentina	50%	-	-

(1)	During May 2016, SQM Vitas Holland B.V. sold its interest in SQM Vitas Spain, to SQM Iberian S.A. resulting in the latter obtaining 100% in this transaction generating a loss of ThUS$ 104.

The companies described in the following table are related to the following joint ventures:

(1)	SQM Vitas Fzco.

(2)	SQM Vitas Holland B.V.

		Domicile	Country of incorporation	Share of interest in ownership	Dividends received
SQM Vitas Brazil Agroindustria (1)	Production and commercialization of specialty plant and animal nutrition and industrial hygiene.	Via Cndeias, Km. 01 Sem Numero, Lote 4, Bairro Cia Norte, Candeias, Bahia.	Brazil	49.99%	-	-
SQM Vitas Peru S.A.C (1).	Production and commercialization of specialty plant and animal nutrition and industrial hygiene	Av. Juan de Arona 187, Torre B, Oficina 301-II, San Isidro, Lima	Peru	50%	-	-
SQM Vitas Plantacote B.V.(2)	Production and commercialization of controlled-released fertilizers	Herikerbergweg 238, 1101 CM Amsterdam Zuidoost	Holland	50%	-	-

SQM S.A. El Trovador 4285 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	115

Notes to the Consolidated Financial Statements as of December 31, 2017.

Note 12	Joint Ventures (continued)

12.3       Investment in joint ventures accounted for under the equity method of accounting, continued:

Joint Venture	Final reporting period date	Accounting method

Sichuan SQM Migao Chemical Fertilizers Co Ltda.	December 31, 2017	Equity method
Coromandel SQM India	December 31, 2017	Equity method
SQM Vitas Fzco.	December 31, 2017	Equity method
SQM Star Qingdao Corp Nutrition Co., Ltd.	December 31, 2017	Equity method
SQM Vitas Brazil Agroindustria	December 31, 2017	Equity method
SQM Vitas Southern Africa Pty.	December 31, 2017	Equity method
SQM Vitas Perú S.A.C.	December 31, 2017	Equity method
SQM Vitas Holland B.V.	December 31, 2017	Equity method
SQM Vitas Plantacote B.V.	December 31, 2017	Equity method
Minera Exar S.A.	December 31, 2017	Equity method

Joint Venture	Equity-accounted investees		Share in profit (loss) of associates and joint ventures accounted for using the equity method
	12/31/2017	12/31/2016	12/31/2017	12/31/2016
	ThUS$	ThUS$	ThUS$	ThUS$

Sichuan SQM Migao Chemical Fertilizers Co. Ltd.	11,444	12,150	(535)	(1,372)
Coromandel SQM India	1,633	1,499	165	435
SQM Vitas Fzco,	19,478	17,956	1,502	3,458
SQM Star Qingdao Corp. Nutrition Co. Ltd.	2,980	2,618	361	163
SQM Vitas Holland	1,429	1,269	(18)	171
Minera Exar S.A.	26,860	25,000	(27)	-
Total	63,824	60,492	1,448	2,855

SQM S.A. El Trovador 4285 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	116

Notes to the Consolidated Financial Statements as of December 31, 2017.

Note 12	Joint Ventures (continued)

12.3	Investment in joint ventures accounted for under the equity method of accounting, continued:

comprehensive income of associates and joint ventures accounted for using the equity method

Joint Venture	Share on other comprehensive income of associates and joint ventures accounted for using the equity method, net of tax		Share on total other comprehensive income of associates and joint ventures accounted for using the equity method
	12/31/2017	12/31/2016	12/31/2017	12/31/2016
	ThUS$	ThUS$	ThUS$	ThUS$

Sichuan SQM Migao Chemical Fertilizers Co. Ltd.	-	-	(535)	(1,372)
Coromandel SQM India	-	-	165	435
SQM Vitas Fzco,	(5)	449	1,497	3,907
SQM Star Qingdao Corp. Nutrition Co. Ltd.	-	-	361	163
SQM Vitas Holland	-	-	(18)	171
Minera Exar S.A.	-		(27)	-
Total	(5)	449	1,443	3,304

Joint Venture	Equity-accounted investees		Share in profit (loss) of associates and joint ventures accounted for using the equity method
	12/31/2017	12/31/2016	12/31/2017	12/31/2016
	ThUS$	ThUS$	ThUS$	ThUS$

SQM Vitas Brazil Agroindustria(1)	11,003	9,343	1,753	4,570
SQM Vitas Peru S.A.C (1)	5,961	5,964	(216)	815
SQM Vitas Plantacote B.V. (2)	669	588	(1)	187
SQM Vitas Spain (2)	-	-	-	-
Total	17,633	15,895	1,536	5,572

SQM S.A. El Trovador 4285 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	117

Notes to the Consolidated Financial Statements as of December 31, 2017.

Note 12	Joint Ventures (continued)

12.3	Investment in joint ventures accounted for under the equity method of accounting, continued:

Joint Venture	Share in other comprehensive income of associates and joint ventures accounted for using the equity method, net of tax		Share in total other comprehensive income of associates and joint ventures accounted for using the equity method
	12/31/2017	12/31/2016	12/31/2017	12/31/2016
	ThUS$	ThUS$	ThUS$	ThUS$

SQM Vitas Brazil Agroindustria(1)	(51)	2,845	826	5,130
SQM Vitas Peru S.A.C (1)	-	-	(108)	408
SQM Vitas Plantacote B.V. (2)	-	-	(1)	(80)
SQM Vitas Spain (2)	-	-	-	-
Total	(51)	2,845	717	5,458

The following companies are subsidiaries of

(1)	SQM Vitas Fzco.

(2)	SQM Vitas Holland

SQM S.A. El Trovador 4285 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	118

Notes to the Consolidated Financial Statements as of December 31, 2017.

Note 12	Joint Ventures (continued)

12.4	Assets, liabilities, revenue and expenses from joint ventures:

	12/31/2017
	Assets		Liabilities			Gain (loss) from continuing	Other comprehensive	Comprehensive
Joint Venture	Current	Non-current	Current	Non-current	Revenue	operations	income	income
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Sichuan SQM Migao Chemical Fertilizers Co. Ltda.	31,461	6,656	15,228	-	13,326	(1,070)	-	(1,070)
Coromandel SQM India	6,659	862	4,205	53	10,381	332	-	332
SQM Vitas Fzco,	23,699	17,479	2,221	-	15,518	3,003	(9)	2,994
SQM Star Qingdao Corp. Nutrition Co. Ltd.	6,941	171	1,152	-	12,631	721	-	721
SQM Vitas Brazil Agroindustria	30,303	8,453	27,752	-	60,131	1,753	(101)	1,652
SQM Vitas Peru S.A.C	20,933	8,534	17,380	6,126	35,299	(216)	-	(216)
SQM Vitas Holland B.V	2,190	669	-	-	-	(36)	-	(36)
SQM Vitas Plantacote B.V.	679	-	10	-	-	(1)	-	(1)
Minera Exar S.A.	19,277	73,114	38,670	-	-	(53)	-	(53)
Total	142,142	115,938	106,618	6,179	147,286	4,433	(110)	4,323

	12/31/2016
	Assets		Liabilities			Gain (loss) from continuing	Other comprehensive	Comprehensive
Joint Venture	Current	Non-current	Current	Non-current	Revenue	operations	income	income
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Sichuan SQM Migao Chemical Fertilizers Co. Ltda.	43,639	7,399	26,738	-	16,051	(2,744)	-	(2,744)
Coromandel SQM India	4,485	847	2,334	-	8,034	870	-	870
SQM Vitas Fzco.	20,896	16,395	1,380	-	16,210	6,916	897	7,813
SQM Star Qingdao Corp. Nutrition Co. Ltd.	5,733	203	697	-	7,553	325	-	325
SQM Vitas Brazil Agroindustria	21,511	8,917	21,085	-	63,055	4,570	5,690	10,260
SQM Vitas Peru S.A.C	23,598	8,931	20,333	6,231	36,926	815	-	815
SQM Vitas Holland B.V	1,961	588	11	-	-	342	-	342
SQM Vitas Plantacote B.V.	619	-	31	-	-	(159)	-	(159)
Total	122,442	43,280	72,609	6,231	147,829	10,935	6,587	17,522

SQM S.A. El Trovador 4285 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	119

Notes to the Consolidated Financial Statements as of December 31, 2017.

Note 12	Joint Ventures (continued)

12.5	Other Joint Venture disclosures:

	Cash and cash equivalents		Other current financial liabilities		Other non-current financial liabilities
	12/31/2017	12/31/2016	12/31/2017	12/31/2016	12/31/2017	12/31/2016
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$$

Sichuan SQM Migao Chemical Fertilizers Co. Ltda.	6,198	4,097	-	-	-	-
Coromandel SQM India	1,118	15	-	478	-	-
SQM Vitas Fzco,	15,307	11,514	-	-	-	-
SQM Star Qingdao Corp. Nutrition Co. Ltd.	3,675	3,756	-	-	-	-
SQM Vitas Brazil Agroindustria	5,139	2,168	7,342	8,718	-	-
SQM Vitas Peru S.A.C.	687	958	2,215	3,834	1,372	1,781
SQM Vitas Holland B.V	2,190	1,961	-	-	-	-
SQM Vitas Plantacote B.V	679	615	-	-	-	-
Minera Exar S.A.	9,189	-	-	-	-
Total	44,182	25,084	9,557	13,030	1,372	1,781

	Depreciation and amortization expense		Interest expense		Income tax expense, continuing operations
	12/31/2017	12/31/2016	12/31/2017	12/31/2016	12/31/2017	12/31/2016
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Sichuan SQM Migao Chemical Fertilizers Co. Ltda.	(696)	(691)	(25)	(433)	303	200
Coromandel SQM India	-	-	(16)	(49)	(485)	(44)
SQM Vitas Fzco.	(553)	(717)	(19)	(16)	-	-
SQM Star Qingdao Corp. Nutrition Co. Ltd.	(68)	(64)	-	(1)	(174)	(195)
SQM Vitas Brazil Agroindustria	(453)	(438)	(1,253)	(2,127)	(283)	(337)
SQM Vitas Peru S.A.C.	(375)	(82)	(432)	(323)	(214)	(362)
SQM Vitas Holland B.V	-	-	-	-	-	-
SQM Vitas Plantacote B.V	-	-	(1)	(1)	-	-
Minera Exar S.A.	(523)	-	(32)	-	(620)	-
SQM Vitas Spain	-	-	-	-	-	-
Total	(2,668)	(1,992)	(1,778)	(2,950)	(1,473)	(738)

The basis of preparation of the financial information of joint ventures corresponds to the amounts included in the financial statements in conformity with the entity’s IFRS.

SQM S.A. El Trovador 4285 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	120

Notes to the Consolidated Financial Statements as of December 31, 2017.

Note 13	Intangible assets and goodwill

13.1	Balances

	12/31/2017	12/31/2016
	ThUS$	ThUS$
Intangible assets other than goodwill	105,948	109,439
Goodwill (1)	44,177	37,972
Total	150,125	147,411

(1)	The recoverable amount of the cash-generating unit has been determined based on a calculation of the value in use which used cash flow projections for a 5-year period, plus perpetuity.

The present value of the future cash flows generated by these assets has been estimated given a variance in sales volumes, market prices and costs, discounted at weighted average cost of capital (WACC) of 8.04%.

13.2	Disclosures on intangible assets and goodwill

Intangible assets relate to goodwill, water rights, trademarks, industrial patents, rights of way, software, and mining claims which correspond to exploitation rights acquired from third-parties.

Balances and movements in the main classes of intangible assets as of December 31, 2017 and December 31, 2016 are detailed as follows:

		12/31/2017
Intangible assets and goodwill	Useful life	Gross amount ThUS$	Accumulated Amortization ThUS$	Net Value ThUS$

Software	Finite	25,060	(19,769)	5,291
Intellectual property rights, patents and other industrial property rights, service	Finite	1,250	(1,061)	189
Intellectual property rights, patents and other industrial property rights, service	Indefinite	98,518	-	98,518
Other intangible assets	Indefinite	1,950	-	1,950
Intangible assets other than goodwill		126,778	(20,830)	105,948
Goodwill	Indefinite	44,177	-	44,177
Total intangible assets and goodwill		170,955	(20,830)	150,125

SQM S.A. El Trovador 4285 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	121

Notes to the Consolidated Financial Statements as of December 31, 2017.

Note 13	Intangible assets and goodwill (continued)

13.2	Disclosures on intangible assets and goodwill, continued

		12/31/2016
Intangible assets and goodwill	Useful life	Gross amount ThUS$	Accumulated Amortization ThUS$	Net Value ThUS$

Software	Finite	23,280	(16,234)	7,046
Intellectual property rights, patents and other industrial property rights, service	Finite	1,483	(1,023)	460
Intellectual property rights, patents and other industrial property rights, service	Indefinite	98,596	-	98,596
Other intangible assets	Indefinite	3,337	-	3,337
Intangible assets other than goodwill		126,696	(17,257)	109,439
Goodwill	Indefinite	37,972	-	37,972
Total intangible assets and goodwill		164,668	(17,257)	147,411

a)	Estimated useful lives or amortization rates used for finite identifiable intangible assets

Finite useful life measures the lifetime or the number of productive units or other similar variables which constitute its useful life.

The estimated useful life for software is 3 and 6 years. For other finite useful life assets, the period in which they are amortized relates to periods defined by contracts or the rights which generate them.

Intellectual property rights, patents and other industrial property rights, service and exploitation rights, mainly relate to water rights and have a finite useful life to the extent to which they are subject to a fixed-term contract or otherwise they are considered to be indefinite.

b)	Method used to express the amortization of identifiable intangible assets (life or rate)

The method used to express the amortization is useful life, and estimated tons to be extracted in the case of mining claims.

SQM S.A. El Trovador 4285 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	122

Notes to the Consolidated Financial Statements as of December 31, 2017.

Note 13	Intangible assets and goodwill (continued)

13.2	Disclosures on intangible assets and goodwill, continued

c)	Minimum and maximum amortization lives or rates of intangible assets:

Estimated useful lives or amortization rate	Minimum life or rate	Maximum life or rate

Intellectual property rights, patents and other industrial property rights, service and exploitation rights	Indefinite	Indefinite
Intangible assets other than goodwill	Indefinite	Indefinite
Intellectual property rights, patents and other industrial property rights, service and exploitation rights	1 year	16 years
Trademarks	1 year	5 years
Software	2 years	6 years

d)	Information to be disclosed on assets generated internally

The Company has no intangible assets generated internally.

e)	Other information to be disclosed on intangible assets

SQM has property rights and mining concessions from the Chilean Government that are intended for the exploration and exploitation of saltpeter and brine. Such rights incur no initial cost other than registration costs, which are insignificant.

Also, SQM has acquired mining concessions from third-parties other than the Chilean Government, which have been recognized at acquisition cost and are amortized as the corresponding area is exploited based on the tons estimated to be extracted.

Expenses prior to obtaining the mining concessions are recognized in profit or loss for the year as incurred.

As of December 31, 2017, the subsidiary Soquimich Comercial S.A. presented an impairment for the acquisition of the commercial agent of Sociedad Agrocom Ltda.

SQM S.A. El Trovador 4285 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	123

Notes to the Consolidated Financial Statements as of December 31, 2017.

Note 13	Intangible assets and goodwill (continued)

13.2	Disclosures on intangible assets and goodwill, continued

f)	Movements in identifiable intangible assets as of December 31, 2017:

Movements in identifiable intangible assets, gross	Trademarks	Software	Intellectual property rights, patents and other industrial property rights, service, rights of way	Intellectual property rights, patents and other industrial property rights, service, rights of way	Other intangible assets	Goodwill	Identifiable intangible assets
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance	-	23,280	1,483	98,596	3,337	37,972	164,668
Additions	-	939	8	-	204	6,205	7,356
Impairment	-	-	-	(205)	-	-	(205)
Increases (decreases) for transfers	-	-	-	-	(1,164)	-	(1,164)
Other increases (decreases)	-	841	(241)	127	(427)	-	300

Final balance	-	25,060	1,250	98,518	1,950	44,177	170,955

Movements in identifiable intangible assets, accumulated amortization	Trademarks	Software	Intellectual property rights, patents and other industrial property rights, service, rights of way	Intellectual property rights, patents and other industrial property rights, service, rights of way	Other intangible assets	Goodwill	Identifiable intangible assets
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance	-	(16,234)	(1,023)	-	-	-	(17,257)
Additions	-	-	-	-	-	-	-
Amortization	-	(2,653)	(38)	-	-	-	(2,691)
Other increases (decreases)	-	(882)	-	-	-	-	(882)

Final balance	-	(19,769)	(1,061)	-	-	-	(20,830)

SQM S.A. El Trovador 4285 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	124

Notes to the Consolidated Financial Statements as of December 31, 2017.

Note 13	Intangible assets and goodwill (continued)

13.2	Disclosures on intangible assets and goodwill, continued

f)	Movements in identifiable intangible assets as of December 31, 2017, continued

Movements in identifiable intangible assets, net	Trademarks	Software	Intellectual property rights, patents and other industrial property rights, service, rights of way	Intellectual property rights, patents and other industrial property rights, service rights of way	Other intangible assets	Goodwill	Identifiable intangible assets
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance	-	7,046	460	98,596	3,337	37,972	147,411
Additions	-	939	8	-	204	6,205	7,356
Amortization	-	-	-	(205)	-	-	(205)
Impairment	-	(2,653)	(38)	-	-	-	(2,691)
Increases (decreases) for transfers	-	-	-	-	(1,164)	-	(1,164)
Other increases (decreases)	-	(41)	(241)	127	(427)	-	(582)

Final balance	-	5,291	189	98,518	1,950	44,177	150,125

g)	Movements in identifiable intangible assets as of December 31, 2016:

Movements in identifiable intangible assets, gross	Trademarks	Software	Intellectual property rights, patents and other industrial property rights, service, rights of way	Intellectual property rights, patents and other industrial property rights, service, rights of way	Other intangible assets	Goodwill	Identifiable intangible assets
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance	3,821	23,251	1,448	96,500	3,651	38,388	167,059
Additions	-	160	25	2,100	-	-	2,285
Other increases (decreases)	(3,821)	(131)	10	(4)	(314)	(416)	(4,676)

Final balance	-	23,280	1,483	98,596	3,337	37,972	164,668

SQM S.A. El Trovador 4285 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	125

Notes to the Consolidated Financial Statements as of December 31, 2017.

Note 13	Intangible assets and goodwill (continued)

13.2	Disclosures on intangible assets and goodwill, continued

g)	Movements in identifiable intangible assets as of December 31, 2016:

Movements in identifiable intangible assets, accumulated amortization	Trademarks	Software	Intellectual property rights, patents and other industrial property rights, service, rights of way	Intellectual property rights, patents and other industrial property rights, service, rights of way	Other intangible assets	Goodwill	Identifiable intangible assets
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance	(3,821)	(13,438)	(984)	-	-	-	(18,243)
Additions	-	-	-	-	-	-	-
Amortization	-	(2,796)	(38)	-	-	-	(2,834)
Other increases (decreases)	3,821	-	(1)	-	-	-	3,820

Final balance	-	(16,234)	(1,023)	-	-	-	(17,257)

Movements in identifiable intangible assets, net	Trademarks	Software	Intellectual property rights, patents and other industrial property rights, service rights of way	Intellectual property rights, patents and other industrial property rights, service rights of way	Other intangible assets	Goodwill	Identifiable intangible assets
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance	-	9,813	464	96,500	3,651	38,388	148,816
Additions	-	160	25	2,100	-	-	2,285
Amortization	-	(2,796)	(38)	-	-	-	(2,834)
Other increases (decreases)	-	(131)	9	(4)	(314)	(416)	(856)

Final balance	-	7,046	460	98,596	3,337	37,972	147,411

SQM S.A. El Trovador 4285 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	126

Notes to the Consolidated Financial Statements as of December 31, 2017.

Note 14	Property, plant and equipment

As of December 31, 2017 and December 31, 2016, the detail of property, plant and equipment is as follows:

14.1	Types of property, plant and equipment

	12/31/2017 ThUS$	12/31/2016 ThUS$
Description of types of property, plant and equipment
Property, plant and equipment, net
Land	32,739	32,702
Buildings	230,319	237,585
Other property, plant and equipment	24,862	26,417
Transport equipment	3,257	3,355
Supplies and accessories	1,872	1,773
Office equipment	487	3,642
Network and communication equipment	1,050	1,686
Mining assets	16,237	24,643
IT equipment	3,401	366
Energy generating assets	7,861	8,191
Constructions in progress	165,054	170,710
Machinery, plant and equipment (1)	950,054	1,021,640
Total	1,437,193	1,532,710
Property, plant and equipment, gross
Land	32,739	32,702
Buildings	610,264	582,082
Other property, plant and equipment	244,831	253,555
Transport equipment	11,195	10,819
Supplies and accessories	19,498	18,259
Office equipment	11,105	17,731
Network and communication equipment	7,356	7,522
Mining assets	129,028	158,514
IT equipment	27,038	20,316
Energy generating assets	36,643	34,812
Constructions in progress	165,054	170,710
Machinery, plant and equipment	2,938,287	2,833,819
Total	4,233,038	4,140,841

Accumulated depreciation and value impairment of property, plant and equipment, total
Accumulated depreciation and impairment of buildings	379,945	344,497
Accumulated depreciation and impairment of other property, plant and equipment	219,969	227,138
Accumulated depreciation and impairment of transport equipment	7,938	7,464
Accumulated depreciation and impairment of supplies and accessories	17,626	16,486
Accumulated depreciation and impairment of office equipment	10,618	14,089
Accumulated depreciation and impairment of network and communication equipment	6,306	5,836
Accumulated depreciation and impairment of mining assets	112,791	133,871
Accumulated depreciation and impairment of IT equipment	23,637	19,950
Accumulated depreciation and impairment of energy generating assets	28,782	26,621
Accumulated depreciation and impairment of machinery, plant and equipment	1,988,233	1,812,179
Total	2,795,845	2,608,131

SQM S.A. El Trovador 4285 Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com	127

Notes to the Consolidated Financial Statements as of December 31, 2017.

Note 14	Property, plant and equipment, (continued)

14.1	Types of property, plant and equipment, continued

(1)	The detail of machinery, plant and equipment is as follows:

	12/31/2017 ThUS$	31/12/2016 ThUS$
Description of classes of property, plant and equipment
Property, plant and equipment, net
Pumps	33,614	40,306
Conveyor belt	24,832	28,307
Crystallizer	15,519	17,585
Plant equipment	186,885	208,137
Water tanks	11,296	10,614
Filter	18,572	21,484
Facilities/electrical equipment	105,600	111,876
Other machinery, plant and equipment	72,812	57,298
Piping	113,641	124,699
Pond	275,731	299,956
Well	46,802	50,647
Parts	44,750	50,731
Total	950,054	1,021,640

SQM S.A. El Trovador 4285 Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com	128

Notes to the Consolidated Financial Statements as of December 31, 2017.

Note 14	Property, plant and equipment (continued)

14.2	Reconciliation of changes in property, plant and equipment by type:

Reconciliation of changes in property, plant and equipment by class as of December 31, 2017 and December 31, 2016:

Reconciliation of changes in property, plant and equipment by class as of December 31, 2017, gross amount	Land	Buildings	Other property, plant and equipment	Transport equipment	Supplies and accessories	Equipment office	Network and communication equipment	Mining assets	IT equipment	Energy generating assets	Assets under construction	Machinery, plant and equipment	Property, plant and equipment
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Opening balance	32,702	582,082	253,555	10,819	18,259	17,731	7,522	158,514	20,316	34,812	170,710	2,833,819	4,140,841
Changes
Additions	-	189	541	-	115	42	12	-	899	122	158,797	26,067	186,784
Disposals	-	(59)	(11,623)	(321)	-	(23)	-	(30,082)	(57)	-	(16,761)	(3,374)	(62,300)
Increase (decrease) in foreign currency translation difference	45	103	3	1	-	-	-	-	(2)	-	1	118	269
Reclassifications	-	23,336	8,255	696	1,044	172	123	596	122	1,709	(120,668)	84,424	(191)
Other increases (decreases) (*)	403	4,669	(5,900)	-	80	(6,817)	(301)	-	5,760	-	(27,025)	(2,767)	(31,898)
Decreases for classification as held for sale (1)	(411)	(56)	-	-	-	-	-	-	-	-	-	-	(467)
Total changes	37	28,182	(8,724)	376	1,239	(6,626)	(166)	(29,486)	6,722	1,831	(5,656)	104,468	92,197
Closing balance	32,739	610,264	244,831	11,195	19,498	11,105	7,356	129,028	27,038	36,643	165,054	2,938,287	4,233,038

Reconciliation of changes in property, plant and equipment by class as of December 31, 2017, accumulated depreciation	Land	Buildings	Other property, plant and equipment	Transport equipment	Supplies and accessories	Equipment office	Network and communication equipment	Mining assets	IT equipment	Energy generating assets	Assets under construction	Machinery, plant and equipment	Property, plant and equipment
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Opening balance	-	(344,497)	(227,138)	(7,464)	(16,486)	(14,089)	(5,836)	(133,871)	(19,950)	(26,621)	-	(1,812,179)	(2,608,131)
Changes
Disposals	-	58	11,622	312	-	3	-	30,083	25	-	-	3,210	45,313
Depreciation expense	-	(33,306)	(6,759)	(730)	(1,047)	(357)	(665)	(10,638)	(909)	(2,184)	-	(175,770)	(232,365)
Impairment	-	-	-	-	-	-	-	-	-	-	-	-	-
Increase (decrease) in foreign currency translation difference	-	(35)	(3)	(2)	-	-	-	-	(11)	-	-	(58)	(109)
Reclassifications	-	(62)	38	(32)	(110)	(69)	(25)	-	(46)	26	-	344	64
Other increases (decreases) (*)	-	(2,102)	2,271	(22)	17	3,894	220	1,635	(2,746)	(3)	-	(3,780)	(616)
Decreases for classification as held for sale (1)	-	(1)	-	-	-	-	-	-	-	-	-	-	(1)
Total changes	-	(35,448)	7,169	(474)	(1,140)	3,471	(470)	21,080	(3,687)	(2,161)	-	(176,054)	(187,714)
Closing balance	-	(379,945)	(219,969)	(7,938)	(17,626)	(10,618)	(6,306)	(112,791)	(23,637)	(28,782)	-	(1,988,233)	(2,795,845)

SQM S.A. El Trovador 4285 Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com	129

Notes to the Consolidated Financial Statements as of December 31, 2017.

Note 14	Property, plant and equipment (continued)

14.2	Reconciliation of changes in property, plant and equipment by type, continued:

Reconciliation of changes in property, plant and equipment by class as of December 31, 2017, net amount	Land	Buildings	Other property, plant and equipment	Transport equipment	Supplies and accessories	Equipment office	Network and communication equipment	Mining assets	IT equipment	Energy generating assets	Assets under construction	Machinery, plant and equipment	Property, plant and equipment
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Opening balance	32,702	237,585	26,417	3,355	1,773	3,642	1,686	24,643	366	8,191	170,710	1,021,640	1,532,710
Changes
Additions	-	189	541	-	115	42	12	-	899	122	158,797	26,067	186,784
Disposals	-	(1)	(1)	(9)	-	(20)	-	1	(32)	-	(16,761)	(164)	(16,987)
Depreciation expense	-	(33,306)	(6,759)	(730)	(1,047)	(357)	(665)	(10,638)	(909)	(2,184)	-	(175,770)	(232,365)
Impairment	-	-	-	-	-	-	-	-	-	-	-	-	-
Increase (decrease) in foreign currency translation difference	45	68	-	(1)	-	-	-	-	(13)	-	1	60	160
Reclassifications	-	23,274	8,293	664	934	103	98	596	76	1,735	(120,668)	84,768	(127)
Other increases (decreases) (*)	403	2,566	(3,629)	(22)	97	(2,923)	(81)	1,635	3,014	(3)	(27,025)	(6,547)	(32,515)
Decreases for classification as held for sale (1)	(411)	(56)	-	-	-	-	-	-	-	-	-	-	(467)
Total changes	37	(7,266)	(1,555)	(98)	99	(3,155)	(636)	(8,406)	3,035	(330)	(5,656)	(71,586)	(95,517)
Closing balance	32,739	230,319	24,862	3,257	1,872	487	1,050	16,237	3,401	7,861	165,054	950,054	1,437,193

(*) The net balance of other increases (decreases) corresponds to all those items that are reclassified to or from property, plant and equipment. They can have the following origin:1) work in progress which is expensed to profit or loss, forming part of operating costs or other expenses per function, as appropriate, 2) the variation representing the purchase and use of materials and spare parts, 3) projects corresponding mainly to exploration expenditures and ground studies that are reclassified to the item other non-current financial assets, 4) Software that is reclassified to Intangibles.

((1) Any property, plant and equipment (disposal group) that, at the closing date of the financial statements, is subject to a commitment for sale or where the sales process has been initiated and where the sale is expected to occur within twelve months of that date, is classified by the Company as non-current assets held for sale.

These assets or disposal groups are valued at the lower of carrying amount or the estimated sales value less the costs to sell and stop being amortized from the moment they are classified as non-current assets held for sale.

SQM S.A. El Trovador 4285 Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com	130

Notes to the Consolidated Financial Statements as of December 31, 2017.

Note 14	Property, plant and equipment (continued)

14.2	Reconciliation of changes in property, plant and equipment by type, continued:

Reconciliation of changes in property, plant and equipment by class as of December 31, 2016, gross amount	Land	Buildings	Other property, plant and equipment	Transport equipment	Supplies and accessories	Equipment office	Network and communication equipment	Mining assets	IT equipment	Energy generating assets	Assets under construction	Machinery, plant and equipment	Property, plant and equipment
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Opening balance	34,589	564,708	248,493	16,170	17,877	18,858	7,323	157,481	19,732	34,579	151,831	2,751,631	4,023,272
Changes
Additions	-	-	545	49	-	753	-	-	-	-	145,605	2,146	149,098
Disposals	-	-	(753)	(5,540)	(28)	(1)	-	-	-	-	(3,370)	(1,165)	(10,857)
Increase (decrease) in foreign currency translation difference	28	1	65	8	-	52	-	-	-	-	-	19	173
Reclassifications	-	17,373	5,809	277	410	51	199	1,033	584	233	(101,104)	80,987	5,852
Other increases (decreases) (*)	(24)	-	(410)	(145)	-	(1,982)	-	-	-	-	(22,252)	201	(24,612)
Decreases for classification as held for sale (1)	(1.891)	-	(194)	-	-	-	-	-	-	-	-	-	(2,085)
Total changes	(1,887)	17,374	5,062	(5,351)	382	(1,127)	199	1,033	584	233	18,879	82,188	117,569
Closing balance	32,702	582,082	253,555	10,819	18,259	17,731	7,522	158,514	20,316	34,812	170,710	2,833,819	4,140,841

Reconciliation of changes in property, plant and equipment by class as of December 31, 2016, accumulated depreciation	Land	Buildings	Other property, plant and equipment	Transport equipment	Supplies and accessories	Equipment office	Network and communication equipment	Mining assets	IT equipment	Energy generating assets	Assets under construction	Machinery, plant and equipment	Property, plant and equipment
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Opening balance	-	(310,676)	(196,262)	(12,355)	(13,870)	(15,393)	(5,041)	(122,034)	(18,770)	(23,332)	-	(1,621,963)	(2,339,696)
Changes
Disposals	-	-	-	5,540	28	-	-	-	-	-	-	759	6,327
Depreciation expense	-	(33,470)	(7,288)	(683)	(2,265)	(845)	(774)	(11,837)	(1,179)	(2,374)	-	(178,942)	(239,657)
Impairment	-	(338)	(23,861)	(81)	(379)	(1)	(21)	-	(1)	(915)	-	(5,985)	(31,582)
Increase (decrease) in foreign currency translation difference	-	(13)	(14)	(14)	-	(28)	-	-	-	-	-	-	(69)
Reclassifications	-	-	-	-	-	-	-	-	-	-	-	(5,852)	(5,852)
Other increases (decreases) (*)	-	-	258	129	-	2,178	-	-	-	-	-	(196)	2,369
Decreases for classification as held for sale (1)	-	-	29	-	-	-	-	-	-	-	-	-	29
Total changes	-	(33,821)	(30,876)	4,891	(2,616)	1,304	(795)	(11,837)	(1,180)	(3,289)	-	(190,216)	(268,435)
Closing balance	-	(344,497)	(227,138)	(7,464)	(16,486)	(14,089)	(5,836)	(133,871)	(19,950)	(26,621)	-	(1,812,179)	(2,608,131)

SQM S.A. El Trovador 4285 Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com	131

Notes to the Consolidated Financial Statements as of December 31, 2017.

Note 14	Property, plant and equipment (continued)

14.2	Reconciliation of changes in property, plant and equipment by type, continued:

Reconciliation of changes in property, plant and equipment by class as of December 31, 2016, net amount	Land	Buildings	Other property, plant and equipment	Transport equipment	Supplies and accessories	Equipment office	Network and communication equipment	Mining assets	IT equipment	Energy generating assets	Assets under construction	Machinery, plant and equipment	Property, plant and equipment
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Opening balance	34,589	254,032	52,231	3,815	4,007	3,465	2,282	35,447	962	11,247	151,831	1,129,668	1,683,576
Changes
Additions	-	-	545	49	-	753	-	-	-	-	145,605	2,146	149,098
Disposals	-	-	(753)	-	-	(1)	-	-	-	-	(3,370)	(406)	(4,530)
Depreciation expense	-	(33,470)	(7,288)	(683)	(2,265)	(845)	(774)	(11,837)	(1,179)	(2,374)	-	(178,942)	(239,657)
Impairment	-	(338)	(23,861)	(81)	(379)	(1)	(21)	-	(1)	(915)	-	(5,985)	(31,582)
Increase (decrease) in foreign currency translation difference	28	(12)	51	(6)	-	24	-	-	-	-	-	19	104
Reclassifications	-	17,373	5,809	277	410	51	199	1,033	584	233	(101,104)	75,135	-
Other increases (decreases) (*)	(24)	-	(152)	(16)	-	196	-	-	-	-	(22,252)	5	(22,243)
Disminuciones por clasificar como mantenidos para la venta (1)	(1.891)	-	(165)	-	-	-	-	-	-	-	-	-	(2.056)
Total changes	(1,887)	(16,447)	(25,814)	(460)	(2,234)	177	(596)	(10,804)	(596)	(3,056)	18,879	(108,028)	(150,866)
Closing balance	32,702	237,585	26,417	3,355	1,773	3,642	1,686	24,643	366	8,191	170,710	1,021,640	1,532,710

(*) The net balance of other increases (decreases) corresponds to all those items that are reclassified to or from property, plant and equipment. They can have the following origin:1) work in progress which are expensed to profit or loss, forming part of operating costs or other expenses per function, as appropriate, 2) the variation representing the purchase and use of materials and spare parts, 3) projects corresponding mainly to exploration expenditures and ground studies that are reclassified to the item other non-current financial assets, 4) Software that is reclassified to Intangibles.

SQM S.A. El Trovador 4285 Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com	132

Notes to the Consolidated Financial Statements as of December 31, 2017.

Note 14	Property, plant and equipment (continued)

14.3	Detail of property, plant and equipment pledged as guarantee

There are no restrictions in title or guarantees for compliance with obligations that affect property, plant and equipment.

14.4	Impairment of assets

As indicated in Note 3.28 to the financial statements, the recoverable amount of property, plant and equipment is measured provided that there is an indication that the asset could be impaired. As of December 31, 2017, there were no impairment adjustments and as of December 31, 2016 there were impairment adjustments associated with the closure of railway facilities for the transportation of products.

Railway for transportation of products from the Coya Sur location and the Port of Tocopilla

As a result of the rain storms that affected the Tocopilla Zone at the beginning of August 2015, SQM S.A. confirmed damages to several sections of the railway between the Coya Sur and Tocopilla sites. As of that date, the Company has used trucks to replace rail transportation. SQM has carried out several internal and external studies with the purpose of determining what would be necessary to repair the damage to the railway.

These reports revealed that repairing the damage would entail high long-term costs, and it is therefore not convenient to repair the railway in the short- to medium-term. This decision does not affect the production process or imply additional employee reductions.

Consequently, SQM has adjusted the value of the assets associated with the railway (fixed equipment, facilities and rolling stock), which has translated into a charge of approximately US$32 million, which is reflected in the line other expenses by function in the consolidated statement of income for the period. This amount represents around 0,8% of SQM’s total assets and 11% of revenue reported at the end of December 2016.

14.5	Additional information

Interest capitalized in construction-in-progress:

The amount capitalized for this concept amounted to ThUS$4,382 as of December 31, 2017 and ThUS$ 5,406 as of December 31, 2016.

Financing costs are not capitalized for periods which exceed the normal term of acquisition, construction or installation of the asset, such as occur with delays, interruptions or a temporary suspension of the project due to technical, financial or other issues, which prevent the asset from being maintained in good condition for its use.

SQM S.A. El Trovador 4285 Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com	133

Notes to the Consolidated Financial Statements as of December 31, 2017.

Note 14	Property, plant and equipment (continued)

14.5	Additional information (continued)

Assets held for sale

The non-current assets held for sale and the components of the disposal groups classified as held for sale are presented in the Consolidated Statement of Financial Position as a line for the following concept: “Non-current assets or groups of assets classified as held for sale”.

The following table shows the main classes of non-current assets held for sale:

Assets held for sale	12/31/2017	12/31/2016
	ThUS$	ThUS$

Land	1,480	1,891
Facilities and fixtures	109	165
Total	1,589	2,056

SQM S.A. El Trovador 4285 Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com	134

Notes to the Consolidated Financial Statements as of December 31, 2017.

Note 15	Employee benefits

15.1	Provisions for employee benefits

Classes of benefits and expenses by employee	12/31/2017	12/31/2016
	ThUS$	ThUS$
Current
Profit sharing and bonuses	22,421	20,998
Total	22,421	20,998

Non-current
Profit sharing and bonuses	6,487	-
Severance indemnity payments	27,445	22,532
Total	33,932	22,532

SQM S.A. El Trovador 4285 Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com	135

Notes to the Consolidated Financial Statements as of December 31, 2017.

Note 15	Employee benefits (continued)

15.2	Policies on defined benefit plan

This policy is applied to all benefits received for services provided by the Company's employees.

Short-term benefits for active employees are represented by salaries, social welfare benefits, paid time off, sickness and other types of leave, profit sharing and incentives and non-monetary benefits; e.g., healthcare service, housing, subsidized or free goods or services. These will be paid in a term which does not exceed twelve months.

The Company only provides compensation and benefits to active employees, with the exemption of SQM North America, which applies the definitions under 15.4 below.

SQM maintains incentive programs for its employees based on their personal performance, the Company’s performance and other short-term and long-term indicators.

For each incentive bonus delivered to the Company’s employees, there will be a disbursement in the first quarter of the following year and this will be calculated based on profit for the period at the end of each period applying a factor obtained subsequent to each employee’s appraisal process.

Employee benefits include retention bonuses for the Company’s executives, which are linked to the Company’s share price and are paid in cash. The short-term portion is presented as a provision for current employee benefits and the long-term portion as non-current.

Staff severance indemnities are agreed and payable based on the final salary, calculated in accordance with each year of service to the Company, with certain maximum limits in respect of either the number of years or in monetary terms. In general, this benefit is payable when the employee or worker ceases to provide his/her services to the Company and there are a number of different circumstances through which a person can be eligible for it, as indicated in the respective agreements; e.g., retirement, dismissal, voluntary retirement, incapacity or disability, death, etc.

Law No. 19,728 published on May 14, 2001 which became effective on October 1, 2002 required “Compulsory Unemployment Insurance” in favor of all dependent employees regulated by the Chilean Labor Code. Article 5 of this law established that this insurance is paid through monthly contribution payments by both the employee and the employer.

SQM S.A. El Trovador 4285 Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com	136

Notes to the Consolidated Financial Statements as of December 31, 2017.

Note 15	Employee benefits (continued)

15.3	Other long-term benefits

The other long-term benefits relate to staff severance indemnities and are recorded at their actuarial value, and an executive compensation plan (see Note 16).

Staff severance indemnities at actuarial value	12/31/2017	12/31/2016
	ThUS$	ThUS$
Staff severance indemnities, Chile	25,893	21,384
Plan compensación ejecutivos	6,487	-
Other obligations in companies elsewhere	1,552	1,148
Total other non-current liabilities	33,932	22,532

The actuarial assessment method has been used to calculate the Company’s obligations with respect to staff severance indemnities, which relate to defined benefit plans consisting of days of remuneration per year served at the time of retirement under conditions agreed in the respective agreements established between the Company and its employees.

Under this benefit plan, the Company retains the obligation to pay staff severance indemnities related to retirement, without establishing a separate fund with specific assets, which is referred to as not funded. The discount interest rate of expected flows to be used was 4.89%.

Benefit payment conditions

The staff severance indemnity benefit relates to remuneration days for years worked for the Company without a limit being imposed in regard of amount of salary or years of service. It applies when employees cease to work for the Company because they are made redundant or in the event of their death. This benefit is applicable up to a maximum age of 65 for men and 60 for women, which are the usual retirement ages according to the Chilean pensions system as established in Decree Law 3,500 of 1.980.

Methodology

The Company’s benefits obligation under IAS 19 Projected Benefit Obligation (PBO) is determined as follows:

To determine the Company's total liability, we used computer software to develop a mathematical simulation model using the data for each individual employee.

SQM S.A. El Trovador 4285 Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com	137

Notes to the Consolidated Financial Statements as of December 31, 2017.

Note 15	Employee benefits (continued)

15.3       Other long-term benefits, continued

This model considered months as discrete time; i.e., the Company determined the age of each person and his/her salary on a monthly basis according to the growth rate. Thus, information on each person was simulated from the beginning of his/her employment contract or when he/she started earning benefits up to the month in which he/she reaches normal retirement age, generating in each period the possible retirement according to the Company’s turnover rate and the mortality rate according to the age reached. When he/she reaches the retirement age, the employee finishes his/her service for the Company and receives a retirement indemnity.

The methodology followed to determine the accrual for all the employees covered by agreements took account of the turnover rates and the mortality rate RV-2009 established by the Financial Markets Commission (formerly the Chilean Superintendence of Securities and Insurance) to calculate pension-related life insurance reserves in Chile according to the Accumulated Benefit Valuation or Accrued Cost of Benefit Method. This methodology is established in IAS 19 on Retirement Benefit Costs.

15.4       Post-employment benefit obligations

Our subsidiary SQM North America, together with its employees established a pension plan until 2002 called the “SQM North America Retirement Income Plan”. This obligation is calculated measuring the expected future forecast staff severance indemnity obligation using a net salary gradual rate of restatements for inflation, mortality and turnover assumptions, discounting the resulting amounts at present value using the interest rate defined by the authorities.

Since 2003, SQM North America offers to its employees benefits related to pension plans based on the 401-K system, which do not generate obligations for the Company.

Reconciliation	12/31/2017	12/31/2016
Changes in the benefit obligation	ThUS$	ThUS$
Benefit obligation at the beginning of the year	8,185	7,949
Service cost	2	2
Interest cost	359	387
Actuarial loss	556	200
Benefits paid	(347)	(353)
Benefit obligation at the end of the year	8,755	8,185

SQM S.A. El Trovador 4285 Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com	138

Notes to the Consolidated Financial Statements as of December 31, 2017.

Note 15	Employee benefits (continued)

15.4	Post-employment benefit obligations, continued

	12/31/2017	12/31/2016
	ThUS$	ThUS$
Changes in the plan assets:
Fair value of plan assets at the beginning of the year	7,404	7,464
Actual return (loss) in plan assets	1,694	293
Benefits paid	(347)	(353)
Fair value of plan assets at the end of the year	8,751	7,404
Financing status	(4)	(781)
Items not yet recognized as net periodic pension cost components:
Net actuarial loss at the beginning of the year	(3,432)	(3,165)
Amortization during the year	219	184
Net estimated gain or loss occurred during the year	599	(451)
Adjustment to recognize the minimum pension obligation	(2,614)	(3,432)

The net periodic pension expense was composed of the following components for the years ended December 31, 2017, 2016 and 2015:

Reconciliation	12/31/2017	12/31/2016
	ThUS$	ThUS$
Service cost or benefits received during the year	2	2
Interest cost in benefit obligation	359	387
Actual return in plan assets	1,694	293
Amortization of prior year losses	219	184
Net gain during the year	599	610
Net periodic pension expense	41	29

15.5	Staff severance indemnities

As of December 31, 2017 and 2016, severance indemnities calculated at the actuarial value are as follows:

	12/31/2017 ThUS$	12/31/2016 ThUS$
Opening balance	(22,532)	(21,995)
Current cost of service	(934)	(1,333)
Interest cost	(1,488)	(1,407)
Actuarial gain/loss	(1,144)	(2,253)
Exchange rate difference	(2,284)	(1,215)
Benefits paid during the year	937	5,671
Balance	(27,445)	(22,532)

SQM S.A. El Trovador 4285 Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com	139

Notes to the Consolidated Financial Statements as of December 31, 2017.

Note 15	Employee benefits (continued)

15.5	Staff severance indemnities, continued

a)	Actuarial assumptions

The liability recorded for staff severance indemnity is valued at the actuarial value method, using the following actuarial assumptions:

	12/31/2017	12/31/2016

Mortality rate	RV - 2014	RV - 2009
Actual annual interest rate	5.114%	4.522%
Voluntary retirement rate:
Men	6.49%	7.16%	annual
Women	6.49%	7.16%	annual
Salary increase	3.00%	3.60%	annual
Retirement age:
Men	65	65	years
Women	60	60	years

b)	Sensitivity analysis of assumptions

As of December 31, 2017 and December 31, 2016, the Company has conducted a sensitivity analysis of the main assumptions of the actuarial calculation, determining the following:

Sensitivity analysis 12/31/2017	Effect + 100 basis points ThUS$	Effect - 100 basis points ThUS$
Discount rate	(1,991)	2,436
Employee turnover rate	(252)	281

Sensitivity analysis 12/31/2016	Effect + 100 basis points ThUS$	Effect - 100 basis points ThUS$
Discount rate	(1,576)	1,773
Employee turnover rate	(207)	231

Sensitivity relates to an increase/decrease of 100 basis points.

SQM S.A. El Trovador 4285 Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com	140

Notes to the Consolidated Financial Statements as of December 31, 2017.

Note 16	Executive compensation plan

The Company currently has a compensation plan with the purpose of motivating the Company’s executives and encouraging them to remain with the Company, by granting payments based on the change in the price of SQM’s shares.

Average Share Price Spread

Plan characteristics

This compensation plan is related to the Company’s performance through the SQM Series B share price (Santiago Stock Exchange).

Plan participants

A total of 39 Company executives are entitled to this plan, provided that they continue to work for the Company through to the end of 2020. The payment dates, if applicable, will be during the first quarter of 2021.

Compensation

The compensation payable to each executive is calculated by multiplying a) by b):

a)	The average price of Series B shares on the Santiago Stock Exchange during the fourth quarter of 2020, at its equivalent amount in United States dollars (with a maximum amount or limit amount of US$54 per share),

b)	By a number equal to the quantity of shares that have been individually assigned to each executive included in the plan.

This compensation plan was approved by the Company’s Board of Directors and its application started on January 1, 2017.

The plan’s effect on the profit and loss as of December 31, 2017 totaled ThUS$6,487.

SQM S.A. El Trovador 4285 Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com	141

Notes to the Consolidated Financial Statements as of December 31, 2017.

Note 17	Disclosures on equity

The detail and movements in the funds of equity accounts are shown in the consolidated statement of changes in equity.

17.1	Capital management

The main object of capital management relative to the administration of the Company’s financial debt and equity is to ensure the regular conduct of operations and business continuity in the long term, with the constant intention of maintaining an adequate level of liquidity and in compliance with the financial safeguards established in the debt contracts in force. Within this framework, decisions are made in order to maximize the value of SQM.

Capital management must comply with, among others, the limits contemplated in the Financing Policy approved by the Shareholders’ Meeting, which establish a maximum consolidated indebtedness level of 1.5 times the debt to equity ratio. This limit can be exceeded only if the Company’s management has first obtained express approval at an Extraordinary Shareholders’ Meeting.

In addition, capital management must comply with the external capital requirements (or covenants) imposed in its financial obligations, which regulate the indebtedness level to 1.2 times, its strictest level.

In conjunction with the level of indebtedness, it is also important for the Company to maintain a comfortable profile of maturities for its financial obligations, in order to oversee the relation between its short-term financial obligations and the long-term maturities, and the relation they have with the Company’s asset distribution. Consequently, the Company has maintained a liquidity level of 3 times during the last periods.

The Company’s management controls capital management based on the following ratios:

CAPITAL MANAGEMENT	12/31/2017	12/31/2016	Description (1)	Calculation (1)
Net Financial Debt ThUS$	245,508	461,569	Financial Debt – Financial Resources	Other current Financial Liabilities + Other Non-Current Financial Liabilities – Cash and Cash Equivalents – Other Current Financial Assets – Hedging Assets, non-current
Liquidity	3.29	4.02	Current Asset divided by Current Liability	Total Current Assets / Total Current Liabilities
Net Debt / Capitalization	0.10	0.17	Net Financial Debt divided by Total Equity	Net financial debt / ( Net financial debt + Total Equity)
ROE	19.1%	12.25%	Income divided by Total Equity	Total Income / Equity (UH 12 months)
EBITDA (MUS$)	894,588	796,134	EBITDA	Gross Profit-Administrative Expenses + Adjustments for depreciation and amortization expenses.
ROA	21.4%	16.0%	EBITDA – Depreciation divided by Net Total Assets of financial resources less related parties’ investments	(Gross Income – Administrative Expenses)/ (Total Assets – Cash and Cash Equivalents – Other Current Financial Assets – Other Non-Current Financial Assets – Equity-accounted Investees) (UH 12 months)
Indebtedness	0.91	0.83	Total Liability on Equity	Total Liabilities / Total Equity

			(1) Assumes the absolute value of the accounting records

SQM S.A. El Trovador 4285 Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com	142

Notes to the Consolidated Financial Statements as of December 31, 2017.

Note 17	Disclosures on equity (continued)

17.1	Capital management, continued

The Company’s capital requirements change according to variables such as working capital needs, new investment financing and dividends, among others. The Company manages its capital structure and makes adjustments on the basis of the predominant economic conditions so as to mitigate the risks associated with adverse market conditions and take advantage of the opportunities there may be to improve the liquidity position.

There have been no changes in the capital management objectives or policy within the years reported in this document. No breaches of external requirements of capital imposed (or covenants) have been recorded.

17.2	Disclosures on preferred share capital

Issued share capital is divided into 263,196,524 fully paid and subscribed shares composed of 142,819,552 Series "A" shares and 120,376,972 Series “B” shares, where both series are preferred shares.

The preferential voting rights for each series are detailed as follows:

Series “A”:

If the election of the Company’s President results in a tie vote, the Company's directors may vote once again, without the vote of the director elected by the Series B shareholders.

Series “B”:

1)	A general or extraordinary shareholders' meeting may be called at the request of shareholders representing 5% of the Company's Series B shares.

2)	An extraordinary meeting of the Board of Directors may be called with or without the agreement of the Company's President, at the request of the director elected by Series B shareholders.

As of December 31, 2017 and December 31, 2016, the Group does not maintain shares in the parent either directly or through those companies in which it has investments.

SQM S.A. El Trovador 4285 Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com	143

Notes to the Consolidated Financial Statements as of December 31, 2017.

Note 17	Disclosures on equity (continued)

17.2	Disclosures on preferred share capital, continued

Detail of types of capital in preference shares:

Type of capital in preferred shares Description of type of capital in	12/31/2017		12/31/2016
preferred shares	Series A	Series B	Series A	Series B
Number of authorized shares	142,819,552	120,376,972	142,819,552	120,376,972
Number of fully subscribed and paid shares	142,819,552	120,376,972	142,819,552	120,376,972
Number of subscribed, partially paid shares	-	-	-	-
Par value of shares in ThUS$	0.9435	2.8464	0.9435	2.8464
Increase (decrease) in the number of current shares	-	-	-	-
Number of current shares	142,819,552	120,376,972	142,819,552	120,376,972
Number of shares owned by the entity or its subsidiaries or associates	-	-	-	-
Number of shares whose issuance is reserved due to the existence of options or agreements to dispose shares	-	-	-	-
Capital amount in shares ThUS$	134,750	342,636	134,750	342,636
Amount of premium issuance ThUS$	-	-	-	-
Amount of reserves ThUS$	-	-	-	-
Total number of subscribed shares, total	142,819,552	120,376,972	142,819,552	120,376,972

As of December 31, 2017 and December 31, 2016, the Company has not placed any new issuances of shares on the market.

SQM S.A. El Trovador 4285 Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com	144

Notes to the Consolidated Financial Statements as of December 31, 2017.

Note 17	Disclosures on equity (continued)

17.3	Disclosures on reserves in equity

As of December 31, 2017 and December 31, 2016, this caption comprises the following:

	12/31/2017	12/31/2016
	ThUS$	ThUS$
Reserve for currency exchange conversion	(24,913)	(19,463)
Reserve for cash flow hedges	2,248	64
Reserve for gains and losses from financial assets measured at fair value through other comprehensive income	2,937	3,513
Reserve for actuarial gains or losses in defined benefit plans	(5,953)	(4,834)
Other reserves	11,332	7,832
Total other reserves	(14,349)	(12,888)

Reserves for foreign currency translation differences

This balance reflects retained earnings for changes in the exchange rate when converting the financial statements of subsidiaries whose functional currency is that of each company’s origin country and the presentation currency is the US dollar.

Reserve for cash flow hedges

The Company maintains, as hedge instruments, financial derivatives related to obligations with the public issued in UF and Chilean pesos. Changes from the fair value of derivatives designated and classified as hedges are recognized under this classification.

Reserve for gains and losses from financial assets measured at fair value through other comprehensive income

This caption includes investments in shares where the Company has no significant influence and these have accordingly been measured at fair value through equity. In the event that such equity instruments are fully or partially disposed of, the proportional accumulated effect of accumulated fair value will be transferred to profit or loss.

Reserve for actuarial gains or losses in defined benefit plans

For domestic subsidiaries the effects of changes in assumptions are considered, mainly changes in the discount rate.

The subsidiary SQM North America has established pension plans for its retired employees that are calculated by measuring the projected obligation of staff severance indemnities using a net salary progressive rate net of adjustments to inflation, mortality and turnover assumptions, deducting the resulting amounts at present value using a 5.5% interest rate for 2017 and 2016.

SQM S.A. El Trovador 4285 Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com	145

Notes to the Consolidated Financial Statements as of December 31, 2017.

Note 17	Disclosures on equity (continued)

17.3	Disclosures on reserves in equity, continued

Movements in other reserves and changes in interest were as follows:

	Foreign currency translation difference	Reserve for cash flow hedges		Reserve for actuarial gains and losses from defined benefit plans		Reserve for gains (losses) from financial assets measured at fair value through other comprehensive income		Other reserves	Total reserves
Movements	Before taxes	Before taxes	Tax	Before taxes	Deferred taxes	Before taxes	Deferred taxes	Before taxes	Reserves	Deferred taxes	Total reserves
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance as of 1/1/2016	(14,035)	(2,144)	445	(2,077)	(309)	-	-	(1,677)	(19,933)	136	(19,797)

Increase (decrease) in reserves	(5,428)	3,626	-	(3,397)	-	4,813	-	9,509	9,123	-	9,123
Deferred taxes	-	-	(470)	-	921	-	(1,300)	-	-	(849)	(849)
Reclassification of loss in reserves	-	(1,393)	-	28	-	-	-	-	(1,365)	-	(1,365)

Closing balance as of 12/31/2016	(19,463)	89	(25)	(5,446)	612	4,813	(1,300)	7,832	(12,175)	(713)	(12,888)

Increase (decrease) in reserves	(5,450)	2,159	-	(1,401)		(26)	-	3,500	(1,218)	-	(1,218)
Deferred taxes	-	-	25	-	282	-	(550)	-	-	(243)	(243)
Reclassification of loss in reserves	-	-	-	-	-	-	-	-	-	-	-

Closing balance as of 12/31/2017	(24,913)	2,248	-	(6,847)	894	4,787	(1,850)	11,332	(13,393)	(956)	(14,349)

SQM S.A. El Trovador 4285 Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com	146

Notes to the Consolidated Financial Statements as of December 31, 2017.

Note 17	Disclosures on equity (continued)

17.3	Disclosures on reserves in equity, continued

Other reserves

This caption corresponds to the legal reserves reported in the individual financial statements of the subsidiaries that are mentioned below and that have been recognized in SQM’s equity through the application of the equity method.

In the case of SQM Iberian S.A., the variation between the two periods corresponds to the results obtained in the previous financial year which are presented as forming part of other reserves because of local regulations.

	12/31/2017	12/31/2016
Subsidiary - Associate	ThUS$	ThUS$
SQM Iberian S,A,	9,464	5,964
SQM Europe NV	1,957	1,957
Soquimich European holding B.V.	828	828
Abu Dhabi Fertilizer Industries WWL	455	455
Doktor Tarsa Tarim Sanayi AS	305	305
Total	13,009	9,509

Corresponds to the acquisition of the subsidiary SQM Iberian S.A., which was already under Company ownership at the acquisition date (IAS 27 R).	(1.677)	(1,677)

Total Other reserves	11.332	7,832

SQM S.A. El Trovador 4285 Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com	147

Notes to the Consolidated Financial Statements as of December 31, 2017.

Note 17 - Disclosures on equity (continued)

17.4	Dividend policies

As required by Article 79 of the Chilean Companies Act, unless otherwise decided by unanimous vote of the holders of issued and subscribed shares, we must distribute a cash dividend in an amount equal to at least 30% of our consolidated profit for the year ended as of December 31, unless and except to the extent it has a deficit in retained earnings (losses not absorbed in prior years).

At an extraordinary meeting held on April 11, 2017, the Company’s Board of Directors made a recommendation for discussion at the Ordinary Shareholders’ Meeting (the Meeting), which was held on April 28, 2017, that the Company should distribute and pay dividends based on 100% of the Company’s net profit for distribution for the financial year 2016. This recommendation was accepted by the Meeting.

For 2017, the Company has defined the following dividend policy: (a) To distribute and pay a dividend to the respective shareholders a percentage of the profits to be determined as follows:

(i) 100% of the profit for 2017 if all the following financial parameters are met: (a) that the total of cash and cash equivalents and other current financial assets (“Cash”) divided by the addition of other current financial liabilities (the “Short-term Financial Liabilities”) is equal to or more than 2.5 times, and (b) the total of current liabilities and non-current liabilities (“Total Liabilities”) divided by total equity (“Equity”) is equal to or less than 1.1 times.

(ii) 80% of profit for 2017 if all the following financial parameters are met: (a) that Cash divided by Short-term Financial Liabilities is equal to or more than 2.0 times, and (b) Total Liabilities divided by Total Equity is equal to or less than 1.2 times.

(iii) 60% of profit for 2017 if all the following financial parameters are met: (a) that Cash divided by Short-term Financial Liabilities is equal to or more than 1.5 times, and (b) Total Liabilities divided by Total Equity is equal to or less than 1.3 times. Should none of these parameters be met, the Company will distribute and pay as dividend 50% of the profit for 2017 to the respective shareholders.

SQM S.A. El Trovador 4285 Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com	148

Notes to the Consolidated Financial Statements as of December 31, 2017.

Note 17	Disclosures on equity (continued)

17.5	Interim and provisional dividends

On November 22, 2017, the Company’s Board of Directors agreed to pay a provisional dividend equivalent to US$0.42879 per share with a charge to profit for 2017. Such amount will be paid in its equivalent in Chilean pesos, the domestic currency, according to the observed U.S. dollar exchange rate published in the Official Gazette on November 30, 2017.

This dividend will be paid to shareholders, in person or through their duly authorized representatives, starting at 9:00 a.m. on December 14, 2017. The shareholders who are registered in the Shareholders’ Registry five business days prior to the date of payment will be entitled to the dividend.

On August 23, 2017, the Company’s Board of Directors agreed to pay a provisional dividend equivalent to US$0.38432 per share with a charge to profit for 2017. Such amount will be paid in its equivalent in Chilean pesos, the domestic currency, according to the observed U.S. dollar exchange rate published in the Official Gazette on August 31, 2017.

On May 17, 2017, the Board of Directors unanimously agreed to pay a provisional dividend equivalent to US$0.39222 per share with a debit to the profit for 2017. Such amount will be paid in its equivalent in Chilean pesos, the domestic currency, according to observed U.S. dollar exchange rate published in the Official Gazette on May 31, 2017.

At the General Ordinary Shareholders' Meeting of April 28, 2017, the shareholders agreed to the payment of a dividend of US$1.05735 per share from the net profit for distribution obtained during the 2016 fiscal year, from which must be discounted the sum of US$0.85487 per share, which was already paid as a provisional dividend, resulting in a remaining balance of US$0.20248 per share.

On November 23, 2016, the Board of Directors of Sociedad Química y Minera de Chile S.A approved the payment of a provisional dividend of US$225 million, equivalent to US$0.85487 per share with a charge to profit for 2016. This amount would be paid at its equivalent in Chilean pesos using the observed U.S. dollar exchange rate published in the Official Gazette on December 13, 2016.

This dividend payment would be made in favor of the shareholders personally or through their duly authorized representatives from 9:00 am on December 20, 2016. The shareholders who are registered with the Shareholders’ Registry five business days prior to December 20, 2016 will be entitled to the dividend.

SQM S.A. El Trovador 4285 Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com	149

Notes to the Consolidated Financial Statements as of December 31, 2017.

Note 17	- Disclosures on equity (continued)

17.5	Interim and provisional dividends, continued

Change in 2016 Dividend Policy

On November 23, 2016, the provisional dividend described above and the Dividend Policy for the 2016 fiscal year were approved as communicated at the Ordinary Shareholders’ Meeting of April 26, 2016 (the “Dividend Policy”), was amended as follows:

(i)          Not to distribute more provisional dividends during 2016 except for the dividend approved on that date, to be paid during the last quarter of 2016.

(ii)         The remaining amount of net profit for 2016, if any, to be retained and used for the financing of own operations or activities associated with one or more of the Company’s investment projects, without prejudice, however, to the possible future capitalization of all or a portion of this or its distribution as a dividend as determined by the shareholders at the Company’s Ordinary Shareholders’ Meeting.

(iii)        The Dividend Policy described above relates to the intent or expectation of the Board of Directors with respect to such matter. Consequently, compliance with this Dividend Policy is necessarily dependent on the net profits that are finally obtained and the profit or loss indicated by the Company’s regular forecasts.

If the Dividend Policy is subject to substantive change, the Board of Directors will communicate and inform its shareholders about any such change in a timely manner in the form of an essential event. On March 22, 2016, the Company communicated that the Directors of Sociedad Química y Minera de Chile S.A. (SQM), at the Ordinary Meeting had unanimously agreed the following:

To partially amend “SQM S.A.’s Dividend Policy for the 2015 fiscal year with the main purpose of including in such “Policy” the payment of an interim dividend of US$150,000,000, equivalent to US$0.56992 per share, to be paid with a charge to retained earnings of SQM S.A. ”. This was reported to the Ordinary Shareholders’ Meeting of April 24, 2015.

The dividends presented as deducted from equity are as follows:

	12/31/2017 ThUS$	12/31/2016 ThUS$
Dividends attributable to owners of the parent	55,501	3,014
Provisional dividend	317,243	225,000
Interim dividend		150,000
Dividend payable	110,529	-
Total	483,273	378,014

SQM S.A. El Trovador 4285 Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com	150

Notes to the Consolidated Financial Statements as of December 31, 2017.

Note 18	Provisions and other non-financial liabilities

18.1	Types of provisions

	12/31/2017			12/31/2016
	Current	Non- current	Total	Current	Non- current	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Provision for legal complaints (*)	16,419	3,000	19,419	20,867	3,000	23,867
Provision for dismantling, restoration and rehabilitation cost	-	26,954	26,954	-	5,890	5,890
Other provisions(**)	47,026	47	47,073	21,045	44	21,089
Total	63,445	30,001	93,446	41,912	8,934	50,846

(*) These provisions correspond to legal processes that are pending resolution or that have not yet been disbursed. These provisions are mainly related to litigation involving the subsidiaries located in Chile, Brazil and the United States (see note 19.1).

(**) See Note 18.2

SQM S.A. El Trovador 4285 Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com	151

Notes to the Consolidated Financial Statements as of December 31, 2017.

Note 18	Provisions and other non-financial liabilities (continued)

18.2	Description of other provisions

Current provisions, other short-term provisions	12/31/2017	12/31/2016
	ThUS$	ThUS$
Provision for tax loss in fiscal litigation	739	750
Rent under Lease contract with CORFO(*)	32,331	11,452
Provision for additional tax related to foreign loans	416	450
End of agreement bonus	4,522	5,365
Directors’ per diem allowance	2,630	1,918
Provision for subsidiary restructuring	6,000	-
Miscellaneous provisions	388	1,110
Total	47,026	21,045
Other long-term provisions
Investments with negative equity	47	44
Total	47	44

(*)Rent for the lease contract with CORFO: This relates to the lease of mining properties that SQM Salar S.A. pays on a quarterly basis to the state entity “Corporación de Fomento” (CORFO). The amount payable is calculated based on the sales of products extracted from the Atacama Saltpeter Deposit. It includes US$20.4 million corresponding to the payment that forms part of the agreement reached with CORFO (see note 33.2).

These amounts are paid on a quarterly basis.

Other liabilities non-financial current

Description of other liabilities	12/31/2017	12/31/2016
	ThUS$	ThUS$
Tax withholdings	7,404	14,340
VAT payable	3,344	3,949
Guarantees received	2,638	2,638
Accrual for dividend	110,529	1,189
Monthly tax provisional payments	11,684	9,545
Deferred income	5,301	6,507
Withholdings from employees and salaries payable	6,725	5,552
Accrued vacations (*)	19,042	15,841
Other current liabilities	2,137	2,359
Total	168,804	61,920

(*) Vacation benefit (short-term benefits to employees, current) is in line with the provisions established in Chile’s Labor Code, which indicates that employees with more than a year of service will be entitled to annual vacation for a period of at least fifteen paid business days. The Company provides the benefit of two additional vacation days

SQM S.A. El Trovador 4285 Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com	152

Notes to the Consolidated Financial Statements as of December 31, 2017.

Note 18	Provisions and other non-financial liabilities (continued)

18.3	Changes in provisions

Description of items that gave rise to variations as of 12/31/2017	Legal complaints	Provision for dismantling, restoration and rehabilitation cost	Other provisions	Total
	ThUS$	ThUS$	ThUS$	ThUS$

Total provisions, initial balance	23,867	5,890	21,089	50,846
Changes in provisions:
Additional provisions	6,352	21,064	33,507	60,923
Provision used	(10,800)	-	(7,538)	(18,338)
Increase(decrease) in foreign currency exchange	-	-	9	9
others	-	-	6	6
Total provisions, final balance	19,419	21,954	47,073	93,446

Description of items that gave rise to variations as of 12/31/2016	Legal complaints	Provision for dismantling, restoration and rehabilitation cost	Other provisions	Total
	ThUS$	ThUS$	ThUS$	ThUS$

Total provisions, initial balance	21,067	5,890	13,445	40,402
Changes in provisions:
Additional provisions	2,800	-	54,310	57,110
Provision used	-	-	(47,261)	(47,261)
Increase(decrease) in foreign currency exchange	-	-	128	128
Others	-	-	467	467
Total provisions, final balance	23,867	5,890	21,089	50,846

SQM S.A. El Trovador 4285 Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com	153

Notes to the Consolidated Financial Statements as of December 31, 2017.

Note 19	Contingencies and restrictions

In accordance with note 18.1, the Company has only registered a provision for those lawsuits in which there is a probability that the judgments will be unfavorable to the Company. The Company is party to the following lawsuits and other relevant legal actions:

19.1	Lawsuits and other relevant events

1.	Plaintiff	:	Nancy Erika Urra Muñoz.
	Defendants	:	Fresia Flores Zamorano, Duratec-Vinilit S.A. and the Company and their Insurers.
	Date	:	December 2008.
	Court	:	1st Civil Court of Santiago.
	Reason	:	Labor Accident.
	Status	:	Judgment favorable for the Company. Appeal filed by the plaintiff.
	Nominal value	:	ThUS$550.

2.	Plaintiff	:	City of Pomona, California USA.
	Defendant	:	SQM North America Corporation.
	Date	:	December 2010.
	Court	:	United States District Court Central District of California.
	Reason	:	Payment of expenses and other amounts related to the treatment of groundwater to allow for its consumption by removing the existing perchlorate in such groundwater that allegedly comes from Chilean fertilizers.
	Status	:	On August 7, 2017, the Unites States Court of Appeals for the Ninth Circuit ordered the beginning of a new trial.
	Nominal value	:	ThUS$32,000.

3.	Plaintiff	:	City of Lindsay, California USA.
	Defendant	:	SQM North America Corporation and the Company (still not noticed)
	Date	:	December 2010.
	Court	:	United States District Court Eastern District of California.
	Reason	:	Payment of expenses and other amounts related to the treatment of groundwater to allow for its consumption by removing the existing perchlorate in such groundwater that allegedly comes from Chilean fertilizers.
	Status	:	Filing of the case. Processing suspended.
	Nominal value	:	Not possible to determine.

SQM S.A. El Trovador 4285 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	155

Notes to the Consolidated Financial Statements as of December 31, 2017.

Note 19	Contingencies and restrictions (continued)

19.1	Lawsuits and other relevant events, continued

4.	Plaintiff	:	H&V Van Mele N.V.
	Defendant	:	SQM Europe N.V. and its insurance companies.
	Date	:	July 2013.
	Court	:	Commercial Court of Dendermonde.
	Reason	:	Alleged indirect responsibility for the absence of adequate specifications for the SOP–WS by the Belgian distributor.
	Status	:	Judgment stage.
	Nominal value	:	ThUS$430.

5.	Plaintiff	:	Carlos Aravena Carrizo et al.
	Defendant	:	SQM Nitratos S.A. and its insurers.
	Date	:	May 2014.
	Court	:	18th Civil Court of Santiago.
	Reason	:	Lawsuit seeking compensation for damages for alleged civil liability under tort as a result of an explosion that occurred during 2010 near Baquedano, causing the death of 6 employees.
	Status	:	Evidence.
	Nominal value	:	ThUS$1,235.

6.	Plaintiff	:	Evt Consulting SpA.
	Defendant	:	SQM Nitratos S.A.
	Date	:	October 2014.
	Court	:	23th Civil Court of Santiago.
	Reason	:	Lawsuit seeking compensation for damages related to the termination of the purchase and sale agreement for metallic structures.
	Status	:	On November 13, 2017, the Santiago Appeals Court sentenced SQM Nitratos S.A. to pay US$304,620. The filing of appeals is pending.

SQM S.A. El Trovador 4285 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	156

Notes to the Consolidated Financial Statements as of December 31, 2017.

Note 19	Contingencies and restrictions (continued)

19.1	Lawsuits and other relevant events, continued

7.	Plaintiff	:	SQM Salar and the Company.
	Defendant	:	Seguros Generales Suramericana S.A. (formerly - RSA Seguros Chile S.A.)
	Date	:	August 29, 2016
	Court	:	Arbitration Court – Arbitrator Mr. Gonzalo Fernández.
	Reason	:	Complaint for forced compliance and collection of indemnification for insurance claim of February 7 and 8, 2013.
	Status	:	Evidence stage
	Nominal value	:	MUS$20,658.

8.	Plaintiff	:	Tyne and Wear Pension Fund as represented by the Council of the Borough of South Tyneside acting as Lead Plaintiff.
	Defendant	:	The Company
	Date	:	January 2016.
	Court	:	United States District Court – Southern District of New York.
	Reason	:	Alleged damage to ADS holders of the Company resulting from alleged noncompliance with the securities regulations in the United States by the Company.
	Status	:	Initial stage of disclosure of background information.
	Nominal value	:	Not determined.

9.	Plaintiff	:	Ernesto Saldaña González et al.
	Defendant	:	SQM Salar S.A., SQM Industrial S.A. (“SQM Industrial”) and their insurance companies
	Date	:	May 2016.
	Court	:	13th Civil Court of Santiago.
	Reason	:	Lawsuit seeking compensation for damages for alleged civil liability under tort law arising from the accident that occurred in July 2014 in the María Elena location.
	Status	:	Evidence stage
	Nominal value	:	ThUS$515.

SQM S.A. El Trovador 4285 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	157

Notes to the Consolidated Financial Statements as of December 31, 2017.

Note 19	Contingencies and restrictions (continued)

19.1	Lawsuits and other relevant events, continued

10.	Plaintiff	:	María Yolanda Achiardi Tapia et al.
	Defendant	:	SQM Salar and its insurance companies and other 5 defendants
	Date	:	February 2015.
	Court	:	1st Civil Court of Antofagasta.
	Reason	:	Lawsuit seeking compensation for damages for alleged civil liability under tort law arising from a traffic accident that occurred in April 2011 in the city of Antofagasta.
	Status	:	Lawsuit pending notice to one of the defendants.
	Nominal value	:	ThUS$1,265.

11.	Plaintiff	:	The Company
	Defendants	:	AES Gener S.A. and Empresa Eléctrica Cochrane SpA.
	Date	:	May 11, 2017
	Court	:	Arbitration award in accordance with the arbitration rules established by the Center for Arbitration and Mediation of the Santiago Chamber of Commerce.
	Reason	:	Request for the interpretation of an electricity supply agreement alleging the right by the plaintiff to receive a collection in conformity with such agreement.
	Instance	:	Conciliation stage
	Nominal value	:	Not determined

12.	Plaintiff	:	AES Gener S.A. and Empresa Eléctrica Cochrane SpA.
	Defendant	:	The Company
	Date	:	May 2017
	Court	:	Arbitration award in accordance with the Arbitration Rules established by the Center for Arbitration and Mediation of the Santiago Chamber of Commerce
	Reason	:	Discrepancy with respect to the amount of an alleged right by the plaintiff to receive a collection in conformity with the agreement entered into by the parties.
	Instance	:	Deliberation stage
	Nominal value	:	Not determined

SQM S.A. El Trovador 4285 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	158

Notes to the Consolidated Financial Statements as of December 31, 2017.

Note 19	Contingencies and restrictions (continued)

19.1	Lawsuits and other relevant events, continued

13.	Plaintiffs	:	Araya Oses, Antonio et al.
	Defendants	:	Transportes Buen Destino S.A. and SQM Salar.
	Date	:	February 17, 2017
	Court	:	1st Civil Court of Santiago
	Reason	:	Lawsuit for several or subsidiary liability for unfair dismissal, seeking the voidance of the dismissal and collection of labor benefits.
	Instance	:	An appeal seeking voidance of the first instance judgment is pending.
	Nominal value	:	ThUS$235.

14.	Plaintiffs	:	Employee Union No. 2 of SQN Nitratos Nueva Victoria.
	Defendant	:	SQM Nitratos S.A.
	Date	:	November 23, 2016.
	Court	:	Labor Court of Iquique.
	Reason	:	Lawsuit alleging differences in the calculation of the bonus payable under the Collective Bargaining Agreement.
	Instance	:	At the evidence stage
	Nominal value	:	ThUS$385

15	Plaintiff	:	TBD
	Reason	:	Voluntary Winding up Statement (Law No. 20.720)
	Court	:	Civil Court of Colina
	Instance	:	On January 4, 2017 the voluntary winding up process began. On March 8, 2017, SQM Industrial verified credits in ordinary period associated with the sale of fuel of Ch$217,193,666 with express reserve as to the legal compensation applicable.
	Nominal value	:	Ch$217,193,666

SQM S.A. El Trovador 4285 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	159

Notes to the Consolidated Financial Statements as of December 31, 2017.

Note 19	Contingencies and restrictions (continued)

19.1	Lawsuits and other relevant events, continued

16.	Plaintiffs	:	TBD
	Defendant	:	SQM Salar.
	Date	:	None
	Court	:	Arbitration Court Arbitrator Mr. Jaime Martínez Tejeda.
	Reason	:	Discrepancies generated in the performance of the (i) lithium brine transportation agreement; and (ii) salt transportation agreement entered into between TBD and SQM Salar.
	Instance	:	The case has not been presented yet.
	Nominal value	:	Not determined

17.	Plaintiffs	:	Castillo, Hernán et al.
	Defendants	:	Servicios Integrales de Tránsitos y Transferencias S.A. and SQM Industrial S.A.
	Date	:	September 15, 2017.
	Court	:	1st Labor Court of Santiago.
	Reason	:	Lawsuit to assert labor rights, seeking collection of wages owed and other amounts.
	Instance	:	Preparatory hearing pending.
	Nominal value	:	ThUS$1,940

SQM S.A. El Trovador 4285 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	160

Notes to the Consolidated Financial Statements as of December 31, 2017.

Note 19	Contingencies and restrictions (continued)

19.1	Lawsuits and other relevant events, continued

18	Plaintiffs	:	Vargas Guerra, Vicente Ignacio.
	Defendants	:	SQM Nitratos S.A.
	Date	:	January 17, 2018.
	Court	:	1st Labor Court of Santiago.
	Reason	:	Lawsuit for damages related to pain and suffering and lost earnings resulting from occupational illness.
	Instance	:	Preparatory hearing pending.
	Nominal value	:	ThUS$256.

19	Plaintiffs	:	Acosta Tapia, Eloisa del Tránsito and others as successors and assigns of Araya Castillo, Raimundo del Rosario.
	Defendants	:	SQM Salar S.A.
	Date	:	January 19, 2018.
	Court	:	2nd Labor Court of Santiago.
	Reason	:	Lawsuit for damages for pain and suffering as a result of occupational illness.
	Instance	:	Preparatory hearing pending.
	Nominal value	:	ThUS$472

20	Plaintiffs	:	Roa Maluenda, Rosa del Carmen as successor and assign of Sánchez Gamboa, Gerónimo Iván.
	Defendants	:	SQM S.A., SQM Nitratos S.A. and SQM Industrial S.A.
	Date	:	January 23, 2018.
	Court	:	1st Labor Court of Santiago.
	Reason	:	Lawsuit for damages for pain and suffering as a result of occupational illness.
	Instance	:	Preparatory hearing pending.
	Nominal value	:	ThUS$472

SQM S.A. El Trovador 4285 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	161

Notes to the Consolidated Financial Statements as of December 31, 2017.

Note 19	Contingencies and restrictions (continued)

19.1	Lawsuits and other relevant events, continued

The Company and its subsidiaries have been involved and will probably continue to be involved either as plaintiffs or defendants in certain judicial proceedings that have been and will be heard by the arbitration or ordinary courts of justice that will make the final decision. Those proceedings that are regulated by the appropriate legal regulations are intended to exercise or oppose certain actions or exceptions related to certain mining claims either granted or to be granted and that do not or will not affect in an essential manner the development of the Company and its subsidiaries.

Soquimich Comercial S.A. has been involved and will probably continue being involved either as plaintiff or defendant in certain judicial proceedings through which it intends to collect and receive the amounts owed, the total nominal value of which is approximately US$1.2 million.

The Company has made efforts and continues making efforts to obtain payment of certain amounts that are still owed it on occasion of their activities. Such amounts will continue to be required using judicial or non-judicial means by the plaintiffs, and the actions and exercise related to these are currently in full force and effect.

The Company and its subsidiaries have received no legal notice on lawsuits other than those indicated above, which exceed US$0,2 million.

SQM S.A. El Trovador 4285 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	162

Notes to the Consolidated Financial Statements as of December 31, 2017.

Note 19	Contingencies and restrictions (continued)

19.2	Restrictions to management or financial limits

contracts subscribed the issuance of bonuses in the local and international market require the Company to comply with the following level of consolidated financial indicators, calculated for a moving period that considers the last twelve months:

-	To maintain a Total Indebtedness Ratio not higher than 1.2 times at its strictest level. The total Indebtedness level is defined as the Total Liabilities divided by Total Equity.

As of December 31, 2017, the aforementioned financial indicators are as follows:

Indicator	12/31/2017	12/31/2016
Equity ThUS$	2,247,468	2,307,272
Net Financial Debt/ EBITDA	0.27	0.58
Indebtedness	0.91	0.83
SQM Industrial and SQM Salar debt / Current assets	0.03	0.02

Bond issue agreements issued abroad require the Company to neither merge or dispose of the whole or a substantial part of its assets, unless all the following conditions are met: (i) the legal successor company is an entity subject to either Chilean or United States law, and assumes SQM S.A.’s obligations under a complimentary contract, (ii) the Issuer does not fail to comply immediately after the merger or disposal, and (iii) the Issuer delivers a legal opinion stating that the merger or disposal and the complimentary contract meet the requirements described in the original contract.

In addition, SQM S.A. is committed to disclosing financial information on quarterly basis.

The Company and its subsidiaries have complied and are fully complying with all the aforementioned limitations, restrictions and obligations.

SQM S.A. El Trovador 4285 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	163

Notes to the Consolidated Financial Statements as of December 31, 2017.

Note 19	Contingencies and restrictions (continued)

19.3	Environmental contingencies

On June 6, 2016, the Superintendence of the Environment (the “SMA”) filed charges against the Company with respect to the Pampa Hermosa project for possible noncompliance with RCA 890/2010.

This relates to charges regarding certain variables in the follow-up plan and through the implementation of a mitigation measure contemplated in the related environmental impact assessment. The Company submitted a Compliance Program to the SMA for its approval. This program details the actions and commitments that the Company will perform to overcome the objections filed by the environmental authority. On June 29, 2017, the SMA rejected the Compliance Program submitted by the Company. On July 10, the Company presented the defense against the charges filed by the SMA. On December 13, 2017, the First Environmental Court of Antofagasta ordered the temporary and partial closure of the water extraction wells located in the Salar de Llamara. These wells allow the Company to extract around 124 liters/second of water, which is approximately 15% of the water used in Chile’s First Region.

Through a ruling dated November 28, 2016, which was modified by a ruling dated December 23, 2016, the SMA filed charges against SQM Salar for extracting brine in excess of authorized amounts, progressively impacting the vitality of algarrobo trees, delivering incomplete information, modifying variables and other matters.

SQM Salar has presented a compliance program detailing the actions and commitments it will carry out to address the SMA's objections. The SMA is reviewing the compliance program.

SQM S.A. El Trovador 4285 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	164

Notes to the Consolidated Financial Statements as of December 31, 2017.

Note 19	Contingencies and restrictions (continued)

19.4	Tax contingency

During 2015, the Company, SQM Salar and SQM Industrial submitted to the Chilean IRS four tax amendments (two by the Company, one by SQM Salar and one by SQM Industrial).

The first two (one for SQM and one for SQM Salar), after being approved by the SII, generated payments for taxes, interests and other charges for US$8.1 million. A provision for such amount was made in the profit or loss for the first quarter of 2015.

Additionally, during August 2015, the Chilean IRS was provided, for its review and approval, with the documentation necessary for amending the annual tax returns of the Company and SQM Industrial. As a result of such amendments, the Company paid an approximate sum of US$1.4 million for taxes, interests and other charges. This amount was recorded in a provision in the profit or loss for the second quarter of 2015.

Finally, during 2016, the last 12 invoices were amended with a payment of approximately US$50,000.

Accordingly, the SQM Group understands the internal analysis they have been performing has ended, the purpose of which was the identification of the expenses incurred by them during the fiscal years 2008 to 2014 and which could be a matter of tax amendment.

Because of the aforementioned amendments, the Company, SQM Salar and SQM Industrial might be affected by additional penalties established in the first subparagraph, No. 4 of Article 97 of the Tax Code, for an amount ranging between 50% and 300% of the taxes paid. The Company has not considered it necessary to make any provisions related to this possible additional penalty.

On August 26, 2016, SQM Salar filed with the Third Tax and Customs Court of the Metropolitan Region a tax claim against tax assessments Nos. 169, 170, 171 and 172, which seek to expand the application of the specific tax on mining activities for the exploitation of lithium. The amount involved is approximately ThUS$17,809. This claim is at the deliberation stage.

On March 24, 2017, SQM Salar filed with the Third Tax and Customs Court of the Metropolitan Region a tax claim against tax assessment No. 207 of 2016 and ruling No. 156 of 2016, both issued by the Chilean IRS, which seek to expand application of the specific tax on mining activities to include lithium exploitation for tax years 2015 and 2016. The amount involved is approximately US$14.4 million. This claim is at the deliberation stage.

The aforementioned amounts are classified as current tax assets, non-current as of December 31, 2017.

SQM S.A. El Trovador 4285 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	165

Notes to the Consolidated Financial Statements as of December 31, 2017.

Note 19	Contingencies and restrictions (continued)

19.4	Tax contingency, continued

Of the US$32.2 million under dispute, approximately US$25,2 million correspond to the potential specific tax on mining activities related to lithium and US$7.0 million correspond to an excess charge levied by the Chilean IRS.

The Chilean IRS has not issued an assessment claiming differences in the specific tax on mining activities filed for the years 2016 and 2017. As of the date of these financial statements, SQM has not made any provisions for these possible differences.

If the Chilean IRS uses criteria similar to that used in previous years, it may issue an assessment in the future for the 2016 and 2017 financial years. It is reasonable to expect that should these assessments (for the years 2016 and 2017) be issued, the value would be approximately US$30 million (without considering potential interest and fines).

19.5	Restricted or pledged cash

The subsidiary Isapre Norte Grande Ltda., in compliance with the provisions established by the Chilean Superintendence of Healthcare, which regulates the running of pension-related health institutions, maintains a guarantee in financial instruments delivered in deposits, custody and administration to Banco de Chile.

This guarantee, according to the regulations issued by the Chilean Superintendence of Healthcare is equivalent to the total sum owed to its members and medical providers. Banco de Chile reports the present value of the guarantee to the Chilean Superintendence of Healthcare and Isapre Norte Grande Ltda. on a daily basis. As of December 31, 2017, the guarantee amounts to ThUS$771.

SQM S.A. El Trovador 4285 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	166

Notes to the Consolidated Financial Statements as of December 31, 2017.

Note 19	Contingencies and restrictions (continued)

19.6	Securities obtained from third parties

The main security received (exceeding ThUS$100) from third parties to guarantee Soquimich Comercial S.A.’s compliance with obligations in contracts of commercial mandates for the distribution and sale of fertilizers amounted to ThUS$12,103 and ThUS$7,386 on December 31, 2017 and December 31, 2016 respectively; which is detailed as follows:

Grantor	Relationship	12/31/2017	12/31/2016
		ThUS$	ThUS$

Ferosor Agrícola S.A.	Unrelated third party	4,067	-
Tattersall Agroinsumos S.A.	Unrelated third party	2,000	2,000
Contador Frutos S.A.	Unrelated third party	1,743	1,574
Agrícola Lobert Ltda.	Unrelated third party	1,264	1,141
Covepa SPA	Unrelated third party	813	747
Johannes Epple Davanzo	Unrelated third party	363	333
Hortofrutícola La Serena	Unrelated third party	323	291
Juan Luis Gaete Chesta	Unrelated third party	262	241
Arena Fertilizantes y Semillas	Unrelated third party	244	224
Vicente Oyarce Castro	Unrelated third party	244	220
Soc. Agrocom. Julio Polanco	Unrelated third party	163	149
Bernardo Guzmán Schmidt	Unrelated third party	138	125
Gilberto Rivas Y Cia. Ltda.	Unrelated third party	138	125
Lemp Martin Julian	Unrelated third party	124	111
Comercial Agrosal Ltda.	Unrelated third party	116	105
Soc. Comercial el Mimbral	Unrelated third party	101	-
Total		12,103	7,386

SQM S.A. El Trovador 4285 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	167

Notes to the Consolidated Financial Statements as of December 31, 2017.

Note 19	Contingencies and restrictions (continued)

19.7	Indirect guarantees

Guarantees in which there is no pending balance indirectly reflect that the respective guarantees are in force, have been approved by the Company’s Board of Directors and have not been used by the respective subsidiary.

The bonds which disclose a balance as of December 31, 2017 and December 31, 2016 are detailed below:

	Debtor		Type of	Balances as of the closing date of the financial statements
Creditor of the guarantee	Name	Relationship	guarantee	12/31/2017	12/31/2016
				ThUS$	ThUS$
Australian and New Zealand Bank	SQM North America Corp	Subsidiary	Bond	-	-
Australian and New Zealand Bank	SQM Europe N.V.	Subsidiary	Bond	-	-
Generale Bank	SQM North America Corp	Subsidiary	Bond	-	-
Generale Bank	SQM Europe N.V.	Subsidiary	Bond	-	-
Kredietbank	SQM North America Corp	Subsidiary	Bond	-	-
Kredietbank	SQM Europe N.V.	Subsidiary	Bond	-	-
Banks and financial institutions	SQM Investment Corp. N.V.	Subsidiary	Bond	-	-
Banks and financial institutions	SQM Europe N.V.	Subsidiary	Bond	-	-
Banks and financial institutions	SQM North America Corp	Subsidiary	Bond	-	-
Banks and financial institutions	Nitratos Naturais do Chile Ltda.	Subsidiary	Bond	-	-
Banks and financial institutions	SQM México S.A. de C.V.	Subsidiary	Bond	-	-
Banks and financial institutions	SQM Brasil Ltda.	Subsidiary	Bond	-	-
“BNP”	SQM Investment Corp. N.V.	Subsidiary	Bond	-	-
Sociedad Nacional de Mineria A.G.	SQM Potasio S.A.	Subsidiary	Bond	-	-
Scotiabank & Trust (Cayman) Ltd.	Royal Seed Trading A.V.V.	Subsidiary	Bond	-	-
Scotiabank & Trust (Cayman) Ltd.	Royal Seed Trading A.V.V.	Subsidiary	Bond	-	-
Bank of America	Royal Seed Trading A.V.V.	Subsidiary	Bond	-	-
Export Development Canada	Royal Seed Trading A.V.V.	Subsidiary	Bond	-	-
The Bank of Tokyo-Mitsubishi UFJ Ltd.	Royal Seed Trading A.V.V.	Subsidiary	Bond	-	-
JP Morgan Chase Bank	SQM Industrial S.A.	Subsidiary	Bond	-	-
The Bank of Nova Scotia	SQM Investment Corp. N.V.	Subsidiary	Bond	-	-

SQM S.A. El Trovador 4285 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	168

Notes to the Consolidated Financial Statements as of December 31, 2017.

Note 19	Contingencies and restrictions (continued)

19.8	Indirect guarantees, continued

	Debtor		Type of	Pending balances as of the closing date of the financial statements
Creditor of the guarantee	Name	Relationship	guarantee	12/31/2017	12/31/2016
				ThUS$	ThUS$
Credit Suisse International	SQM Investment Corp. N.V.	Subsidiary	Bond	-	-
Morgan Stanley Capital Services	SQM Investment Corp. N.V.	Subsidiary	Bond	-	-
The Bank of Tokyo-Mitsubishi UFJ Ltd.	SQM Investment Corp. N.V.	Subsidiary	Bond	-	-
HSBC	SQM Investment Corp. N.V.	Subsidiary	Bond	-	-
Deutsche Bank AG	SQM Investment Corp. N.V.	Subsidiary	Bond	-	-

SQM S.A. El Trovador 4285 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	169

Notes to the Consolidated Financial Statements as of December 31, 2017.

Note 20	Earnings per share

Basic earnings per share are calculated by dividing net income attributable to the Company’s shareholders by the weighted average of the number of shares in circulation during that period.

As expressed, earnings per share are detailed as follows:

Basic earnings per share	12/31/2017 ThUS$	12/31/2016 ThUS$

Earnings (losses) attributable to owners of the parent	427,697	278,290

	12/31/2017 Units	12/31/2016 Units

Number of common shares in circulation	263,196,524	263,196,524

	12/31/2017	12/31/2016

Basic earnings per share (US$ per share)	1.6250	1.05732

The Company has not made any operations with a potential dilutive effect that assumes diluted earnings per share are different from the basic earnings per share.

Note 21	Borrowing costs

The cost of interest is recognized as an expense in the year in which it is incurred, except for interest that is directly related to the acquisition and construction of tangible property, plant and equipment assets and that complies with the requirements of IAS 23. As of December 31, 2017, total interest expenses incurred amount to ThUS$50,124 (ThUS$57.498 as of December 31, 2016).

The Company capitalizes all interest costs directly related to the construction or to the acquisition of property, plant and equipment, which require a substantial time to be suitable for use.

SQM S.A. El Trovador 4285 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	170

Notes to the Consolidated Financial Statements as of December 31, 2017.

Note 21	Borrowing costs (continued)

21.1	Costs of capitalized interest, property, plant and equipment

The cost of capitalized interest is determined by applying the average or weighted average of all financing costs incurred by the Company to the monthly end balances of works-in-progress meeting the requirements of IAS 23.

The rates and costs for capitalized interest of property, plant and equipment are detailed as follows:

	12/31/2017	12/31/2016

Capitalization rate of costs for capitalized interest, property, plant and equipment	4%	4%

Amount of costs for interest capitalized in ThUS$	4,382	5,406

Note 22	Effect of fluctuations in foreign currency exchange rates

a)	Foreign currency exchange differences recognized in profit or loss except for financial instruments measured at fair value through profit or loss:

	12/31/2017 ThUS$	12/31/2016 ThUS$

Conversion foreign exchange gains (losses) recognized in the result of the year.	(1,299)	460

Conversion foreign exchange reserves attributable to the owners of the controlling entity	(5,450)	(5.428)

Conversion foreign exchange reserves attributable to the non-controlling entity	4	35

SQM S.A. El Trovador 4285 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	171

Notes to the Consolidated Financial Statements as of December 31, 2017.

Note 22	Effect of fluctuations in foreign currency exchange rates (continued)

b)	Reserves for foreign currency exchange differences:

As of December 31, 2017 and 2016, foreign currency exchange differences are detailed as follows:

Detail	12/31/2017 ThUS$	12/31/2016 ThUS$
Changes in equity generated by conversion of equity value:
Comercial Hydro S.A.	1,004	1,004
SQMC Internacional Ltda.	(2)	(13)
Proinsa Ltda.	(7)	(10)
Comercial Agrorama Ltda.	(44)	(69)
Isapre Norte Grande Ltda.	(74)	(124)
Almacenes y Depósitos Ltda.	97	47
Sales de Magnesio Ltda.	-	(29)
Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	-	(6)
Agrorama S.A.	(98)	(49)
Doktor Tarsa	(14,447)	(12,264)
SQM Vitas Fzco	(1,779)	(1,801)
Ajay Europe	(831)	(1,935)
SQM Eastmed Turkey	(92)	(95)
Charlee SQM (Thailand) Co. Ltd.	(285)	(460)
Coromandel SQM India	(234)	(282)
SQM Italia SRL	(154)	(287)
SQM Oceania Pty Ltd.	(634)	(634)
SQM Indonesia S.A.	(124)	(124)
Abu Dhabi Fertilizers Industries WWL.	(435)	(434)
SQM Vitas Holland	(101)	(280)
SQM Thailand Limited	(68)	(68)
SQM Europe N.V.	(1,550)	(1,550)
Minera Exar S.A.	(5,209)	-
SQM Australia Pty Ltd.	154	-
Total	(24,913)	(19,463)

c)	Functional and presentation currency

The functional currency of these companies corresponds to the currency of the country of origin of each entity, and its presentation currency is the U.S. dollar.

d)	Reasons to use one presentation currency and a different functional currency

-	The total revenues of these subsidiaries are associated with the local currency.
-	The commercialization cost structure of these companies is affected by the local currency.
-	The equities of these companies are expressed in local currency (Chilean peso).

SQM S.A. El Trovador 4285 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	172

Notes to the Consolidated Financial Statements as of December 31, 2017.

Note 23	Environment

23.1	Disclosures of disbursements related to the environment

The Company is continuously concerned with protecting the environment both in its production processes and with respect to products manufactured. This commitment is supported by the principles indicated in the Company’s Sustainable Development Policy. The Company is currently operating under an Environmental Management System (EMS) that has allowed it to strengthen its environmental performance through the effective application of the Company’s Sustainable Development Policy.

Operations that use caliche as a raw material are carried out in desert areas with climatic conditions that are favorable for drying solids and evaporating liquids using solar energy. Operations involving the open-pit extraction of minerals, due to their low waste-to-mineral ratio, generate remaining deposits that slightly alter the environment. A portion of the ore extracted is crushed, a process in which particle emissions occur. Currently this operation is conducted only at the Pedro de Valdivia worksite and no ore crushing process is conducted in the María Elena sector.

Many of the Company’s products are shipped in bulk at the Port of Tocopilla. In 2007, the city of Tocopilla was declared a zone saturated with MP10 Particles mainly due to the emissions from the electric power plants that operate in that city. In October 2010, the Decontamination Plan for Tocopilla was put in place. Accordingly, the Company has committed to taking several measures to mitigate the effects derived from bulk product movements in the port. These measures have been successfully implemented since 2007.

The Company carries out environmental follow-up and monitoring plans based on specialized scientific studies. Within this context, the Company entered into a contract with the National Forestry Corporation (CONAF) aimed at researching the activities of flamingo groups that live in the Salar de Atacama (Atacama Saltpeter Deposit) lagoons. Such research includes a population count of the birds, as well as breeding research. Environmental monitoring activities carried out by the Company at the Salar de Atacama and other systems in which it operates are supported by a number of studies that have integrated diverse scientific efforts from prestigious research centers, including Dictuc from the Pontificia Universidad Católica in Santiago and the School of Agricultural Science of the Universidad de Chile.

SQM S.A. El Trovador 4285 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	173

Notes to the Consolidated Financial Statements as of December 31, 2017.

Note 23	Environment (continued)

23.1	Disclosures of disbursements related to the environment, continued

Furthermore, within the framework of the environmental studies which the Company is conducting, the Company performs significant activities in relation to the recording of Pre-Columbian and historical cultural heritage, as well as the protection of heritage sites, in accordance with current Chilean laws. These activities have been especially performed in the areas surrounding Maria Elena and the Nueva Victoria plants. This effort is being accompanied by cultural initiatives within the community and the organization of exhibits in local and regional museums.

As emphasized in its Sustainable Development Policy, the Company strives to maintain positive relationships with the communities surrounding the locations in which it carries out its operations, as well as to participate in communities’ development by supporting joint projects and activities which help to improve the quality of life for residents. For this purpose, the Company has focused its efforts on activities involving the rescue of historical heritage, education and culture, as well as development.

In order to do so, it acts both individually and in conjunction with private and public entities.

23.2	Detail of information on disbursements related to the environment

The cumulative disbursements which the Company had incurred as of December 31, 2017 for the concept of investments in production processes, verification and control of compliance with ordinances and laws relative to industrial processes and facilities, including prior year disbursements related to these projects amounted to ThUS$14,787 and are detailed as follows:

SQM S.A. El Trovador 4285 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	174

Notes to the Consolidated Financial Statements as of December 31, 2017.

Note 23	Environment (continued)

23.2	Detail of information on disbursements related to the environment, continued

Accumulated expenses as of 12/31/2017

Identification of the Parent or subsidiary	Name of the project with which expenditure is associated	Concept for which the expenditure was made or will be made	Asset / Expense	Description of the asset or expense Item	Amount of expenditure ThUS$	Actual or estimated date on which expenditure was or will be made
Miscellaneous	Environment - Operating Area	Not classified	Expense	Not classified	9.552	12/31/2017
SQM Industrial S.A.	04-IQWZ00 - Normalization TK NV liquid fuels	Environmental processing	Assets	Not classified	37	4/1/2014
SQM Industrial S.A.	04-PPZU00 - Standardize and Certify Plant Fuel Tanks	Environmental processing	Assets	Not classified	48	7/1/2018
SQM Industrial S.A.	04-J007000 - Environmental Impact Statement	Environmental processing	Expense	Not classified	151	12/31/2017
SQM Industrial S.A.	04-P003600 - Opening of NPT IV Project (NK engineering studies)	Sustainability: Environment and Risk Prevention	Assets	Not classified	181	12/31/2017
SQM Industrial S.A.	04-I012400 - Acquisition of Power Generator to Back up the Injection System at Puquios in Salar de Llamara	Sustainability: Environment and Risk Prevention	Assets	Not classified	34	12/31/2016
SQM Industrial S.A.	04-J004300 - Energy efficiency study	Sustainability: Environment and Risk Prevention	Expense	Not classified	56	12/31/2017
SQM Industrial S.A.	04-J010200 - NK CS (KNO3-NaNO3 salt production at NPT2 plant)	Sustainability: Environment and Risk Prevention	Assets	Not classified	1	4/30/2019
SQM Industrial S.A.	04-I015600 - Recovery of Reject Water from Osmosis Plant, NV Iodine Plant	Sustainability: Environment and Risk Prevention	Assets	Not classified	12	12/31/2018
SQM S.A.	01-I005500 - Standardization of SO2 plants	Environmental processing	Assets	Not classified	81	12/31/2018
SQM S.A.	01-I007100 - Environmental Follow-up Plan for Pampa del Tamarugal for 2015-2016	Environmental processing	Expense	Not classified	2	1/31/2018
SQM S.A.	01-I007200 - Environmental Follow-up Plan for Salar de Llamara for 2015-2016	Sustainability: Environment and Risk Prevention	Expense	Not classified	2	1/31/2018
SQM S.A.	01-I013800 - Increase height of Absorber Tower	Sustainability: Environment and Risk Prevention	Assets	Not classified	62	12/31/2018
SQM S.A.	01-I007300 - Compliance with Iodine Gas Exposure Standard	Environmental processing	Assets	Not classified	961	12/31/2017
SQM S.A.	01-I012200 - Repair or replacement of well	Sustainability: Environment and Risk Prevention	Assets	Not classified	41	12/31/2018
SQM Salar S.A.	19-L008100 - EIS Salar 2015	Environmental processing	Expense	Not classified	488	12/31/2017
SQM Salar S.A.	19-L012200 - Installation of flow meters per environmental standard	Sustainability: Environment and Risk Prevention	Assets	Not classified	240	6/1/2018
SQM Salar S.A.	19-C002300 - Extension of LIOH 7,000 TPA Plant	Sustainability: Environment and Risk Prevention	Assets	Not classified	230	12/31/2018
SQM Salar S.A.	19-L012100 – Renovation of equipment which must be certified in order to gain environmental approval (RCA)	Sustainability: Environment and Risk Prevention	Assets	Not classified	13	6/1/2018
SIT S.A.	03-T003400 - 2016 Port maintenance Capex	Sustainability: Environment and Risk Prevention	Assets	Not classified	42	3/31/2018
SIT S.A.	03-T001900 - Storage Warehouse Cover	Sustainability: Environment and Risk Prevention	Assets	Not classified	37	3/31/2018
SIT S.A.	03-T001800 - Mechanization of Shipment from Ca	Sustainability: Environment and Risk Prevention	Assets	Not classified	982	5/31/2018
SIT S.A.	03-T003200 - Mechanization of Shipment from Ca	Sustainability: Environment and Risk Prevention	Assets	Not classified	1,296	5/31/2018
SIT S.A.	03-T004200 - Encapsulado y captadores cancha 8 y 9	Sustainability: Environment and Risk Prevention	Assets	Not classified	58	8/30/2018
SIT S.A.	03-T004500 - Extensión y Overhaul Correa 5	Environmental processing	Assets	Not classified	180	8/30/2018
Total					14,787

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	175

Notes to the Consolidated Financial Statements as of December 31, 2017.

Note 23	Environment (continued)

23.2	Detail of information on disbursements related to the environment, continued

Future expenses as of 12/31/2017

Identification of the Parent or subsidiary	Name of the project with which expenditure is associated	Concept for which the expenditure was made or will be made	Asset / Expense	Description of the asset or expense Item	Amount of expenditure ThUS$	Actual or estimated date on which expenditure was or will be made
Varias	Environment - Operating Area	Not classified	Expense	Not classified	10,450	12/31/2018
SQM Industrial S.A.	04-J010200 - NK CS (KNO3-NaNO3 salt production at NPT2 plant)	Sustainability: Environment and Risk Prevention	Assets	Not classified	140	4/30/2019
SQM Industrial S.A.	04-I015600 - Recovery of Reject Water from Osmosis Plant, NV Iodine Plant	Sustainability: Environment and Risk Prevention	Assets	Not classified	130	12/31/2018
SQM S.A.	01-I005500 - Standardization of SO2 plants	Environmental processing	Assets	Not classified	37	12/31/2018
SQM S.A.	01-I012200 - Repair or replacement of well	Sustainability: Environment and Risk Prevention	Assets	Not classified	76	12/31/2018
SQM S.A.	01-I013800 - Increase height of Absorber Tower	Sustainability: Environment and Risk Prevention	Assets	Not classified	111	12/31/2018
SQM S.A.	01-I017200 - CEDAM at Puquíos (ponds) at Llamara	Sustainability: Environment and Risk Prevention	Assets	Not classified	260	12/31/2018
SQM S.A.	01-I017400 - Development of Pintados and surrounding area	Sustainability: Environment and Risk Prevention	Assets	Not classified	124	12/31/2018
SIT S.A.	03-T001900 - Storage Warehouse Cover	Sustainability: Environment and Risk Prevention	Assets	Not classified	10	3/31/2018
SIT S.A.	03-T001800 - Mechanization of Shipment from Ca	Sustainability: Environment and Risk Prevention	Assets	Not classified	103	5/31/2018
SIT S.A.	03-T003200 - Mechanization of Shipment from Ca	Sustainability: Environment and Risk Prevention	Assets	Not classified	254	5/31/2018
SIT S.A.	03-T004200 - Encapsulation and Collectors Yards 8 and 9	Sustainability: Environment and Risk Prevention	Assets	Not classified	854	8/30/2018
SIT S.A.	03-T004500 - Belt 5 Extension and Overhaul	Environmental processing	Assets	Not classified	336	8/30/2018
SIT S.A.	03-T005000 - Ground leveling and paving of warehouse	Sustainability: Environment and Risk Prevention	Assets	Not classified	210	9/30/2018
SQM Salar S.A.	19-L012100 – Renovation of equipment which must be certified in order to gain environmental approval (RCA)	Sustainability: Environment and Risk Prevention	Assets	Not classified	52	6/1/2018
SQM Salar S.A.	19-L012200 - Installation of flow meters per environmental standard	Sustainability: Environment and Risk Prevention	Assets	Not classified	10	6/1/2018
SQM Salar S.A.	19-C002300 - Extension of LIOH 7,000 TPA Plant	Sustainability: Environment and Risk Prevention	Assets	Not classified	28	12/31/2018
SQM Nitratos S.A	12-I012700 - Mine Site Workshop Water Recovery Plant	Sustainability: Environment and Risk Prevention	Assets	Not classified	160	12/31/2018
Total					13,345

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	176

Notes to the Consolidated Financial Statements as of December 31, 2017.

Note 23	Environment (continued)

23.2	Detail of information on disbursements related to the environment, continued

Accumulated expenses as of 12/31/2016

Identification of the Parent or subsidiary	Name of the project with which expenditure is associated	Concept for which the expenditure was made	Asset / Expense	Description of the asset or expense Item	Amount of expenditure ThUS$	Actual or estimated date on which expenditure was or will be made
Miscellaneous	Environmental - Operating Area	Not classified	Expense	Not classified	2,331	12/31/2016
SQM S.A.	01-I003200 – Standardization of hazardous materials	Sustainability: Environment and Risk Prevention	Assets	Not classified	79	12/31/2016
SQM S.A.	01-I005500 – Standardization of SO2 plants	Sustainability	Assets	Not classified	188	12/31/2016
SQM S.A.	01-I007300 – Compliance with Iodine Gas Exposure Standard	Sustainability: Environment and Risk Prevention	Assets	Not classified	721	12/31/2016
SQM S.A.	01-I006700 – Enablement of CPC wells	Sustainability: Environment and Risk Prevention	Expense	Not classified	-	12/31/2016
SQM S.A.	01-I007100 – 2015-2016 Environmental Follow-up Plan for Pampa del Tamarugal	Sustainability	Expense	Not classified	290	03/31/2017
SQM S.A.	01-I007200– 2015-2016 Salar de Llamara Environmental Follow-up Plan	Sustainability: Environment and Risk Prevention	Assets	Not classified	54	12/31/2016
SQM S.A.	01-P003500 – Tur Development Master Plan	Sustainability: Environment and Risk Prevention	Expense	Not classified	20	12/31/2016
SQM S.A.	01-P003000 – Plant 1 Scrubber and Plant 3 Scrubber	Sustainability: Environment and Risk Prevention	Assets	Not classified	355	12/31/2016
SQM Industrial S.A.	04-I007600– NV evaporation ponds	Sustainability: Environment and Risk Prevention	Expense	Not classified	78	12/31/2016
SQM Industrial S.A.	04-J004100 – Coya Sur Field Disposal DIA	Sustainability: Environment and Risk Prevention	Expense	Not classified	31	12/31/2016
SQM Industrial S.A.	04-J004300 - Energy efficiency study	Sustainability: Environment and Risk Prevention	Expense	Not classified	31	12/31/2016
SQM Industrial S.A.	04-J007000 – Environmental Impact Statement	Sustainability: Environment and Risk Prevention	Expense	Not classified	40	04/30/2017
SQM Industrial S.A.	04-J003300 – Improvements to water distribution	Sustainability: Environment and Risk Prevention	Expense	Not classified	376	12/31/2016
SQM Industrial S.A.	04-P003600 - NK PV Project	Sustainability: Environment and Risk Prevention	Expense	Not classified	214	12/31/2017
SIT S.A.	03-T003000 – Archeological salvage for northern access, Port of Tocopilla	Sustainability	Expense	Not classified	51	12/31/2016
SQM Salar S.A.	19-L008100 - EIS Salar 2015	Sustainability: Environment and Risk Prevention	Expense	Not classified	35	12/31/2016
SQM Salar S.A.	19-C001500 - 2016 Waste ponds	Sustainability: Environment and Risk Prevention	Expense	Not classified	92	12/31/2017
Total					4,986

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	177

Notes to the Consolidated Financial Statements as of December 31, 2017.

Note 23	Environment (continued)

23.2	Detail of information on disbursements related to the environment, continued

Future expenses as of 12/31/2016

Identification of the Parent or subsidiary	Name of the project with which expenditure is associated	Concept for which the expenditure was made	Asset / Expense	Description of the asset or expense Item	Amount of expenditure MUS$	Actual or estimated date on which expenditure was or will be made
SQM S.A.	01-I003200 – Standardization of hazardous materials	Sustainability: Environment and Risk Prevention	Assets	Not classified	25	12/31/2017
SQM S.A.	01-I005500 – Standardization of SO2 plants	Sustainability	Assets	Not classified	15	12/31/2017
SQM S.A.	01-I006700 – Enablement of CPC wells	Sustainability: Environment and Risk Prevention	Expense	Not classified	133	12/31/2017
SQM S.A.	01-I007100 – 2015-2016 Environmental Follow-up Plan for Pampa del Tamarugal	Sustainability	Expense	Not classified	2	03/31/2017
SQM S.A.	01-I007200– 2015-2016 Salar de Llamara Environmental Follow-up Plan	Sustainability: Environment and Risk Prevention	Assets	Not classified	1	12/31/2017
SQM S.A.	01-P003000 – Plant 1 Scrubber and Plant 3 Scrubber	Sustainability: Environment and Risk Prevention	Assets	Not classified	3	12/31/2017
SQM S.A.	01-P003500 – Tur Development Master Plan	Sustainability: Environment and Risk Prevention	Expense	Not classified	18	12/31/2017
SQM S.A.	01-I007300 – Compliance with Iodine Gas Exposure Standard	Sustainability: Environment and Risk Prevention	Assets	Not classified	90	12/31/2017
SQM Industrial S.A.	04-I007600– NV evaporation ponds	Sustainability: Environment and Risk Prevention	Expense	Not classified	-	12/31/2017
SQM Industrial S.A.	04-J003300 – Improvements to water distribution	Sustainability: Environment and Risk Prevention	Expense	Not classified	55	12/31/2017
SQM Industrial S.A.	04-J004300 - Energy efficiency study	Sustainability: Environment and Risk Prevention	Expense	Not classified	54	12/31/2017
SQM Industrial S.A.	04-J007000 – Environmental Impact Statement	Sustainability: Environment and Risk Prevention	Expense	Not classified	229	04/30/2017
SQM Industrial S.A.	04-I012400 - Acquisition of Power Generator to Back up the Injection System at Puquios in Salar of Salar de Llamara	Sustainability: Environment and Risk Prevention	Assets	Not classified	33	12/31/2017
SQM Industrial S.A.	04-P003600 - NK PV Project	Sustainability: Environment and Risk Prevention	Expense	Not classified	86	01/02/2018
SQM Salar S.A.	19-L012100 – Regularization of weather station	Sustainability: Environment and Risk Prevention	Expense	Not classified	65	12/31/2017
SQM Salar S.A.	19-C001500 - 2016 Waste ponds	Sustainability: Environment and Risk Prevention	Expense	Not classified	27	01/01/2018
SIT S.A.	03-T003000 – Archeological salvage for northern access, Port of Tocopilla	Sustainability	Expense	Not classified	6	12/31/2017
Total					842

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	178

Notes to the Consolidated Financial Statements as of December 31, 2017.

Note 23	Environment (continued)

23.3	Description of each project, indicating whether these are in process or have been finished

SQM Industrial S.A.

IQWZ: The plant fuel tanks are being brought up to standard. This implies repairing, amending, replacing or eliminating tanks according to their current condition. This project is in progress.

PPZU: The plant fuel tanks are being brought up to standard. This implies repairing, amending, replacing or eliminating tanks according to their current condition. This project is in progress.

I0124: The project consists of the acquisition of a power generator to ensure that when there is a power outage, water will continue to be injected, by operating an extraction pond to directly feed the injection pipe.

I0156: The reject water from the osmosis plant is currently discarded into the plant’s AFA pond, diluting the AFA brine and increasing the area needed for evaporation in the Sur Viejo ponds.

J0043: To form a strategic partnership with a company linked to new technologies and energy efficiency. Search for new and alternative technologies. Carry out engineering studies for alternatives.

J0070: This project relates to the preparation and processing of an Environmental Impact Statement (EIS), with the purpose of obtaining the environmental authorization (RCA) for the yards. The information to be presented includes the air quality baseline, so a PM 2.5 and gas monitoring station has been installed to complement the existing stations at ME. This project is in progress.

J0102: It is proposed to build a new PTS plant that is integrated into the NPT 2 crystallization process. The engineering design of this plant considers the reuse of the equipment already acquired for the NK PV plant. The plant includes a new raw materials yard, a grinder stage (sizer), a wet mill, a dissolution stage with reactors and thickener and a filtration and centrifuge unit for discarded salt. The crystallization from the NPT1 and NPT2 plants will be reused, as well as the refining plant at the NPT2 plant.

P0036: The objective of this project is for the Company to build on the basic engineering that was completed in December 2015 and develop the detailed engineering to allow the acquisition of equipment that is critical (long-term or key for the project). This project is in progress.

SQM S.A. El Trovador 4285 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	179

Notes to the Consolidated Financial Statements as of December 31, 2017.

Note 23	Environment (continued)

23.3	Description of each project, indicating whether these are in process or have been finished, continued

SQM S.A.

I0055: En the SO2, plant, the gas/liquid ratio is deficient, impeding the absorption of SO2; producing losses of free iodine through inadequate stripping of the kerosene and the prilling air. This is also causing the ducts and furnaces to be blocked (unprogramed shutdowns), a very polluted environment for people (deviation in health and hygiene), excessive acid rain (corrosion of the facilities) and a high factor of sulfur and sodium metabisulfite consumption. By changing the gas extractors to increase air flows and the SO2 absorption towers for prilling, the diameter of the ducts will be increased. This will ensure that the gas/liquid ratio is increased and sustained. In order to decrease SO2, emissions, a scrubber unit (tower, pump, gas extractor and piping) needs to be installed following the same concept as was developed at the ME Iodine SO2 plant.

I0071: This project consists of implementing mitigation and compensation measures in line with the commitments in the Environmental Assessment of the Pampa Hermosa Environmental Impact Assessment (EIA). The measures to be implemented are those included in the Salar de Llamara Environmental Management Plan for the native trees known as tamarugos (Environmental Education Program, planting tamarugos, ex situ conservation of tamarugos, tamarugo production, and support for the phytosanitary control of tamarugos). This project is in progress.

I0072: This project consists of implementing mitigation and compensation measures in line with the commitments in the Environmental Assessment of the Pampa Hermosa Environmental Impact Assessment (EIA). The measures to be implemented are those included in the Salar de Llamara Environmental Management Plan for the native trees known as tamarugos (Environmental Education Program, planting tamarugos, ex situ conservation of tamarugos, tamarugo production, and support for the phytosanitary control of tamarugos).

I0073: Change to the system for capturing iodine gas for operations, in line with Article 61 of Supreme Decree No. 594/1999, approving Basic Sanitary and Environmental Conditions in Workplaces. This project is in progress.

I0122: The project consists of repairing and/or replacing the environmental follow-up wells that need to be deepened. It also includes implementing improvements in mine shaft type wells to avoid risk conditions. The priority wells are Nos. 8 and 10-S-1 in Pampa del Tamarugal and PO-5 in Salar de Llamara. This project is in progress.

I0138: This project is to increase the height of each SO2 absorber tower (regular and stand-by towers) by 2.5 meters. The towers’ additional height will allow the height of the packing to be increased by 2.5, thereby improving the efficiency of the SO2 absorption. The main activities are: Basic and detailed engineering; supply of the bodies of the absorber towers (frp), liquid distributors, tower brine pump pad, tri-pack packing type, polyethylene pipes and fitting; gas measurement service; metallic structure manufacturing and installation services; and project start-up.

SQM S.A. El Trovador 4285 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	180

Notes to the Consolidated Financial Statements as of December 31, 2017.

Note 23	Environment (continued)

23.3	Description of each project, indicating whether these are in process or have been finished, continued

I0174: One of the commitments of the Pampa Hermosa project involves developing the former Pintados station. The development proposal was presented to the authorities and once approved, it needs to be implemented (parking, footpath, shader and information panels). One of the commitments for the Nueva Victoria and Pampa Hermosa mining area projects is to prepare a storage place in Humberstone for storing the archaeological materials that are recovered. This is part of the archaeological compensation measures involved in these projects. A proposal needs to be developed and subsequently developed for the Humberstone deposit, which is subject to approval by the authorities so its duration and costs are subject to the approval of third parties.

SIT S.A.

T0018: The project consists of the installation of an underground conveyor belt running outside of the storage boxes in yards Nos. 8 and 9, connected to belt 5 and subsequently to the shipment system. While this is an operating improvement, the project has an environmental component in the form of an emissions mitigation measure, because it involves the implementation and acquisition of belt covers (to control internal emissions), in order to improve compliance with the Tocopilla EDP. This project is in progress.

T0019: This project consists of the installation of covers (ceiling and side cover) in the 4 new storage boxes, which will be built in the zone of current yards Nos. 8 and 9. While this is an operating improvement, the project has an environmental component as the project involves the building of a warehouse as an emissions control measure to improve compliance with the Tocopilla EDP and reduce dust emissions. This project has been completed.

T0032: The project consists of the installation of an underground conveyor belt running outside of the storage boxes in Yard No. 6, with feeding points of access directly connected to belt 6 and subsequently to the shipment system. While this is an operating improvement, the project has an environmental component as it includes the implementation of conveyor belt No. 6 from Yard No. 6, which is an action to control emissions as per the commitments within the Tocopilla EDP. This project is at the start-up stage.

T0034: The project seeks to make all the investments associated with maintaining the port’s operating capacity, guaranteeing high equipment availability for shipment purposes. While this is an operating improvement, the project also has an environmental component. The project consists of the replenishment and/or replacement of the impaired wind barrier membranes in Yard No. 3, which is an action to control emissions, as committed to in the Tocopilla EDP. This project has been completed.

T0042: In order to comply with Article 13 of Supreme Decree No. 70/2010 Tocopilla EDP must incorporate dust collectors on the TV-1 and TV-2 hoppers in yard Nos.8 and 9.

SQM S.A. El Trovador 4285 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	181

Notes to the Consolidated Financial Statements as of December 31, 2017.

Note 23	Environment (continued)

23.3	Description of each project, indicating whether these are in process or have been finished, continued

T0045: The conveyor belts in yard numbers 8 and 9 will be completed by being connected to conveyor belt no. 5 and thus forming part of the shipment system. This involves the extension, connection and overhaul of conveyor belt no. 5, together with the connection to pan feeder 3 and the corresponding improvements to become an integral part of the shipment system. This will be done in compliance with the environmental regulations established in the Tocopilla Decontamination Plan. Atmospheric Decontamination Plan for the City of Tocopilla and surrounding area Supreme Decree No. 70/2010, Art.13 II.3.

T0050: The loose earth soil around the storage warehouse in yard 17 is uneven which creates operational difficulties and poses a risk both for the warehouse and operationally. The area of land to be paved measures 2100 m2. A hazardous waste patio is also to be built.

SQM Nitratos S.A.

I0127: By installing a reverse osmosis system or a process that enables the recovery of industrial water and that reduces the hardness of the water for cleaning the equipment, we can reuse this water to wash equipment again, thereby reducing the damage to the electrical systems of the equipment as a result of corrosion.

SQM Salar.

C0023: A new plant extension is to be built with the capacity for 7,000 TPA of product. This project is in progress.

L0081: The authorities require several different environmental impact studies to be carried out, for the exploration or the construction of new wells and also to support current production. This project is in progress.

L0121: The weather station in the KCL sector does not have the certification to comply with the environmental standard RCA 226/2006. Buy and change the weather station equipment.

L0122: The project considers the change in flow meters to the new standard in addition to adding standby flow meters. This project is in progress.

SQM S.A. El Trovador 4285 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	182

Notes to the Consolidated Financial Statements as of December 31, 2017.

Note 24	Other current and non-current non-financial assets

As of December 31, 2017, and December 31, 2016, the detail of other current and non-current assets is as follows:

Other non-financial assets, current	12/31/2017	12/31/2016
	ThUS$	ThUS$
Domestic Value Added Tax	7,488	13,999
Foreign Value Added Tax	5,122	2,537
Prepaid mining licenses	1,205	1,136
Prepaid insurance	2,446	6,323
Other prepayments	1,443	408
Refund of Value Added Tax to exporters	4,937	855
Other taxes	4,027	4,660
Other assets	215	355
Total	26,883	30,273

Other non-financial assets, non-current	12/31/2017	12/31/2016
	ThUS$	ThUS$
Stain development expenses and prospecting expenses (1)	17,721	23,008
Guarantee deposits	771	685
Other assets	770	997
Total	19,262	24,690

1)	Reconciliation of changes in assets for exploration and mineral resource evaluation, by type

Movements in assets for the exploration and evaluation of mineral resources as of December 31, 2017, and December 31, 2016:

Reconciliation	12/31/2017	12/31/2016
	ThUS$	ThUS$

Opening balance	23,008	31,911
Changes
Additions, other than business combinations	-	-
Depreciation and amortization	(5,440)	(9,498)
Increase (decrease) due to transfers and other charges	153	595
Total changes	(5,287)	(8,903)
Total	17,721	23,008

As of the presentation date, no reevaluations of assets for exploration and assessment of mineral resources have been conducted.

SQM S.A. El Trovador 4285 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	183

Notes to the Consolidated Financial Statements as of December 31, 2017.

Note 25	Reportable segments

25.1	Reportable segments

General information:

The amount of each item presented in each operating segment is equal to that reported to the maximum authority that makes decisions regarding the operation, in order to decide on the allocation of resources to the defined segments and to assess its performance.

These operating segments mentioned are consistent with the way the Company is managed and how results will be reported by the Company. These segments reflect separate operating results that are regularly reviewed by the person responsible for operational decisions in order to make decisions about the resources to be allocated to the segment and assess its performance (See Note 25.2).

The performance of each segment is measured based on net income and revenues. Sales between segments are conducted using terms and conditions at current market rates.

Factors used to identify segments on which a report should be presented:

The segments covered in the report are strategic business units that offer different products and services. These are managed separately because each business requires different technology and marketing strategies.

Description of the types of products and services from which each reportable segment obtains its income from ordinary activities

The operating segments, which obtain income from ordinary activities, generate expenses and whose operating results are reviewed on a regular basis by the maximum authority who makes decisions regarding operations, relate to the following groups of products:

1.	Specialty plant nutrients
2.	Iodine and its derivatives
3.	Lithium and its derivatives
4.	Industrial chemicals
5.	Potassium
6.	Other products and services

Description of income sources for all the other segments

Information regarding assets, liabilities, profits and expenses that cannot be assigned to the segments indicated above, due to the nature of production processes, is included under the "Unassigned amounts” category of the disclosed information.

Basis of accounting for transactions between reportable segments

Sales between segments are made under the same conditions as those made to third parties, and how they are presented in the income statement is constantly monitored.

SQM S.A. El Trovador 4285 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	184

Notes to the Consolidated Financial Statements as of December 31, 2017.

Note 25	Reportable segments (continued)

25.1	Reportable segments, continued

Description of the nature of the differences between measurements of results of reportable segments and the result of the entity before the expense or income tax expense of incomes and discontinued operations.

The information reported in the segments is extracted from the Company’s consolidated financial statements and therefore there is no need to prepare reconciliations between the data mentioned above and those reported in the respective segments, according to what is stated in paragraph 28 of IFRS 8, "Operating Segments".

For the process of cost allocation in inventory valuation, we identify the direct costs (can be assigned directly to a product) and the common costs (belong to processes of co-production, for example costs of common leaching for the production of iodine and nitrates). The direct costs are directly associated with the product and the common costs are allocated using percentages of sales, prices and inventory rotation.

The allocation of other common costs that are not included in the inventory valuation process, but go straight to the cost of sales, use similar criteria: the costs associated with a product or sales in particular are assigned to that particular product or sales, and the common costs associated with different products or business lines are allocated according to the sales.

Description of the nature of the differences between measurements of assets of reportable segments and the Company´s assets

Assets are not shown classified by segments, as this information is not readily available, Some of these assets are not separable by the type of activity by which they are affected since this information is not used by management in decision-making with respect to resources to be allocated to each defined segment, All assets are disclosed in the "unallocated amounts" category.

Description of the nature of the differences between measurements of liabilities of reportable segments and the Company’s liabilities

Liabilities are not shown classified by segments, as this information is not readily available, Some of these liabilities are not separable by the type of activity by which they are affected, since this information is not used by management in decision-making regarding resources to be allocated to each defined segment. All liabilities are disclosed in the "unallocated amounts" category.

SQM S.A. El Trovador 4285 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	185

Notes to the Consolidated Financial Statements as of December 31, 2017.

Note 25	Reportable segments (continued)

25.2	Reportable segment disclosures:

12/31/2017
	Specialty plant nutrients	Iodine and its derivatives	Lithium and its derivatives	Industrial chemicals	Potassium	Other products and services	Reportable segments	Operating segments	Elimination of inter-segments amounts	Unallocated amounts	Total 12/31/2017
Operating segment items	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Revenue	697,251	252,123	644,573	135,578	379,326	48,472	2,157,323	2,157,323	-	-	2,157,323
Revenues from transactions with other operating segments of the same entity	392,693	287,469	551,382	157,158	269,298	201,250	1,859,250	1,859,250	(1,859,250)	-	2,157,323

Revenues from external customers and transactions with other operating segments of the same entity	1,089,944	539,592	1,195,955	292,736	648,624	249,722	4,016,573	4,016,573	(1,859,250)	-	-

Costs of sales	(555,356)	(199,808)	(189,242)	(91,753)	(313,690)	(44,973)	(1,394,822)	(1,394,822)	-	-	(1,394,822)
Administrative expenses	-	-	-	-	-	-	-	-	5,686	(106,857)	(101,171)
Interest expense	-	-	-	-	-	-	-	-	83,689	(133,813)	(50,124)
Depreciation and amortization expense	(91,201)	(35,711)	(34,138)	(14,867)	(54,779)	(7,730)	(238,426)	(238,426)	-	(89)	(238,515)
The entity’s interest in the profit or loss of associates and joint ventures accounted for by the equity method	-	-	-	-	-	-	-	-	27	14,425	14,452
Income tax expense, continuing operations	-	-	-	-	-	-	-	-	(1,072)	(165,101)	(166,173)
Other items other than significant cash	141,895	52,315	455,331	43,825	65,636	3,499	762,501	762,501	(802,288)	634,377	594,590
Income (loss) before taxes
	141,895	52,315	455,331	43,825	65,636	3,499	762,501	762,501	(803,360)	469,276	428,417
Net income (loss) from continuing operations
Net income (loss) from discontinued operations	141,895	52,315	455,331	43,825	65,636	3,499	762,501	762,501	(803,360)	469,276	428,417
Net income (loss)
	-	-	-	-	-	-	-	-	(5,880,934)	10,177,170	4,296,236
Assets	-	-	-	-	-	-	-	-	(3,376,995)	3,503,420	126,425
Equity-accounted investees	-	-	-	-	-	-	-	-	-	117,159	117,159
Increase of non-current assets	-	-	-	-	-	-	-	-		-	-
Liabilities	-	-	-	-	-	-	-	-	(2,286,817)	4,335,585	2,048,768
Impairment loss recognized in profit or loss	(15,025)	335	1,112	(3,546)	(240)	(219)	(17,583)	(17,583)	-	(14,316)	(31,889)
Reversal of impairment losses recognized in profit or loss for the period	-	-	-	-	-	-	-	-	-	-	-
Cash flows from (used in) operating activities	-	-	-	-	-	-	-	-	-	703,997	703,997
Cash flows from (used in) investing activities	-	-	-	-	-	-	-	-	-	(248,067)	(248,067)
Cash flows from (used in) financing activities	-	-	-	-	-	-	-	-	-	(357,645)	(357,645)

SQM S.A. El Trovador 4285 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	186

Notes to the Consolidated Financial Statements as of December 31, 2017.

Note 25	Reportable segments (continued)

25.2	Reportable segment disclosures, continued

12/31/2016
	Specialty plant nutrients	Iodine and its derivatives	Lithium and its derivatives	Industrial chemicals	Potassium	Other products and services	Reportable segments	Operating segments	Unallocated amounts	Elimination of inter-segments amounts	Total 12/31/2016
Operating segment items	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Revenue	623,853	231,144	514,627	104,137	403,323	62,238	1,939,322	1,939,322	-	-	1,939,322
Revenues from transactions with other operating segments of the same entity	91,087	301,917	372,838	356,334	333,823	198,836	1,654,835	1,654,835	-	(1,654,835)	-

Revenues from external customers and transactions with other operating segments of the same entity	714,940	533,061	887,465	460,471	737,146	261,074	3,594,157	3,594,157	-	(1,654,835)	1,939,322

Costs of sales	(478,074)	(191,298)	(175,616)	(67,378)	(359,477)	(56,442)	(1,328,285)	(1,328,285)	-	-	(1,328,285)
Administrative expenses	-	-	-	-	-	-	-	-	(94,647)	6,211	(88,436)
Interest expense	-	-	-	-	-	-	-	-	(149,051)	91,553	(57,498)
Depreciation and amortization expense	(89,864)	(35,958)	(33,010)	(12,666)	(67,571)	(10,612)	(249,681)	(249,681)	8	-	(249,673)
The entity’s interest in the profit or loss of associates and joint ventures accounted for by the equity method	-	-	-	-	-	-	-	-	13,047	-	13,047
Income tax expense, continuing operations	-	-	-	-	-	-	-	-	(132,965)	-	(132,965)
Other items other than significant cash	-	-	-	-	-	-	-	-	-	-	-
Income (loss) before taxes	145,779	39,846	339,011	36,759	43,846	5,796	611,037	611,037	317,894	(514,042)	414,889

Net income (loss) from continuing operations	145,779	39,846	339,011	36,759	43,846	5,796	611,037	611,037	184,929	(514,042)	281,924
Net income (loss) from discontinued operations
Net income (loss)	145,779	39,846	339,011	36,759	43,846	5,796	611,037	611,037	184,929	(514,042)	281,924

Assets	-	-	-	-	-	-	-	-	10,605,056	(6,387,076)	4,217,980
Equity-accounted investees	-	-	-	-	-	-	-	-	2,783,001	(2,669,861)	133,140
Increase of non-current assets	-	-	-	-	-	-	-	-	(107,268)		(107,268)
Liabilities	-	-	-	-	-	-	-	-	5,321,161	(3,410,453)	1,910,708
Impairment loss recognized in profit or loss	-	-	(251)	-	-	(698)	(949)	(949)	(39,595)	-	(40,544)
Reversal of impairment losses recognized in profit or loss for the period	133	325		233	2,216	-	2,907	2907	-	-	2,907
Cash flows from (used in) operating activities	-	-	-	-	-	-	-	-	633,662	-	633.662
Cash flows from (used in) investing activities	-	-	-	-	-	-	-	-	162,386	-	162,386
Cash flows from (used in) financing activities	-	-	-	-	-	-	-	-	(816,410)	-	(816,410)

SQM S.A. El Trovador 4285 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	187

Notes to the Consolidated Financial Statements as of December 31, 2017.

Note 25	Reportable segments (continued)

25.3	Statement of comprehensive income classified by reportable segments based on groups of products

	12/31/2017
Items in the statement of comprehensive income	Specialty plant nutrients ThUS$	Iodine and its derivatives ThUS$	Lithium and its derivatives ThUS$	Industrial chemicals ThUS$	Potassium ThUS$	Other products and services ThUS$	Corporate Unit ThUS$	Total segments and Corporate unit ThUS$

Revenue	697,251	252,123	644,573	135,578	379,326	48,472	-	2,157,323
Cost of sales	(555,356)	(199,808)	(189,242)	(91,753)	(313,690)	(44,973)	-	(1,394,822)

Gross profit	141,895	52,315	455,331	43,825	65,636	3,499	-	762,501

Other incomes by function	-	-	-	-	-	-	17,827	17,827
Administrative expenses	-	-	-	-	-	-	(101,171)	(101,171)
Other expenses by function	-	-	-	-	-	-	(61,638)	(61,638)
Other gains (losses)	-	-	-	-	-	-	543	543
Financial income	-	-	-	-	-	-	13,499	13,499
Financial costs	-	-	-	-	-	-	(50,124)	(50,124)
interest in the profit or loss of associates and joint ventures accounted for by the equity method	-	-	-	-	-	-	14,452	14,452
Exchange differences	-	-	-	-	-	-	(1,299)	(1,299)
Profit (loss) before taxes	141,895	52,315	455,331	43,825	65,636	3,499	(167,911)	594,590
Income tax expense	-	-	-	-	-	-	(166,173)	(166,173)
Profit (loss) from continuing operations	141,895	52,315	455,331	43,825	65,636	3,499	(334,084)	429,257
Profit (loss) from discontinued operations	-	-	-	-	-	-	-	-
Profit (loss)	141,895	52,315	455,331	43,825	65,636	3,499	(334,084)	428,417
Profit (loss), attributable to
Profit (loss) attributable to the controller´s owners	-	-	-	-	-	-	-	427,697
Profit (loss) attributable to the non-controllers	-	-	-	-	-	-	-	720
Profit (loss)	-	-	-	-	-	-	-	428,417

SQM S.A. El Trovador 4285 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	188

Notes to the Consolidated Financial Statements as of December 31, 2017.

Note 25	Reportable segments (continued)

25.3	Statement of comprehensive income classified by reportable segments based on groups of products, continued

	12/31/2016
Items in the statement of comprehensive income	Specialty plant nutrients ThUS$	Iodine and its derivatives ThUS$	Lithium and its derivatives ThUS$	Industrial chemicals ThUS$	Potassium ThUS$	Other products and services ThUS$	Corporate Unit ThUS$	Total segments and Corporate unit ThUS$

Revenue	623,853	231,144	514,627	104,137	403,323	62,238	-	1,939,322
Cost of sales	(478,074)	(191,298)	(175,616)	(67,378)	(359,477)	(56,442)		(1,328,285)

Gross profit	145,779	39,846	339,011	36,759	43,846	5,796	-	611,037

Other incomes by function	-	-	-	-	-	-	15,202	15,202
Administrative expenses	-	-	-	-	-	-	(88,436)	(88,436)
Other expenses by function	-	-	-	-	-	-	(89,731)	(89,731)
Other gains (losses)	-	-	-	-	-	-	679	679
Financial income	-	-	-	-	-	-	10,129	10,129
Financial costs	-	-	-	-	-	-	(57,498)	(57,498)
interest in the profit or loss of associates and joint ventures accounted for by the equity method	-	-	-	-	-	-	13,047	13,047
Exchange differences	-	-	-	-	-	-	460	460
Profit (loss) before taxes	145,779	39,846	339,011	36,759	43,846	5,796	(196,148)	414,889
Income tax expense	-	-	-	-	-	-	(132,965)	(132,965)
Profit (loss) from continuing operations	145,779	39,846	339,011	36,759	43,846	5,796	(329,113)	281,924
Profit (loss) from discontinued operations	-	-	-	-	-	-	-	-
Profit (loss)	145,779	39,846	339,011	36,759	43,846	5,796	(329,113)	281,924
Profit (loss), attributable to
Profit (loss) attributable to the controller´s owners	-	-	-	-	-	-	-	278,290
Profit (loss) attributable to the non-controllers	-	-	-	-	-	-	-	3,634
Profit (loss)	-	-	-	-	-	-	-	281,924

SQM S.A. El Trovador 4285 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	189

Notes to the Consolidated Financial Statements as of December 31, 2017.

Note 25	Reportable segments (continued)

25.4	Revenue from transactions with other Company’s operating segments

12/31/2017
Items in the statement of comprehensive income	Specialty plant nutrients ThUS$	Iodine and its derivatives ThUS$	Lithium and its derivatives ThUS$	Industrial chemicals ThUS$	Potassium ThUS$	Other products and services ThUS$	Total segments and Corporate unit ThUS$

Revenue	697,251	252,123	644,573	135,578	379,326	48,472	2,157,323

12/31/2016
Items in the statement of comprehensive income	Specialty plant nutrients ThUS$	Iodine and its derivatives ThUS$	Lithium and its derivatives ThUS$	Industrial chemicals ThUS$	Potassium ThUS$	Other products and services ThUS$	Total segments and Corporate unit ThUS$

Revenue	623,853	231,144	514,627	104,137	403,323	62,238	1,939,322

25.5	Disclosures on geographical areas

As indicated in paragraph 33 of IFRS 8, the entity discloses geographical information on its revenue from operating activities with external customers and from non-current assets that are not financial instruments, deferred income tax assets, assets related to post-employment benefits or rights derived from insurance contracts.

25.6	Disclosures on main customers

With respect to the degree of dependency of the Company on its customers, in accordance with paragraph N° 34 of IFRS N° 8, the Company has no external customers who individually represent 10% or more of its revenue, Credit risk concentrations with respect to trade and other accounts receivable are limited due to the significant number of entities in the Company’s portfolio and its worldwide distribution, The Company’s policy requires guarantees (such as letters of credit, guarantee clauses and others) and/or to maintain insurance policies for certain accounts as deemed necessary by the Company's Management.

SQM S.A. El Trovador 4285 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	190

Notes to the Consolidated Financial Statements as of December 31, 2017.

Note 25	Reportable segments (continued)

25.7	Segments by geographical areas as of December 31, 2017, 2016 and 2015

	12/31/2017
Items	Chile ThUS$	Latin America and the Caribbean ThUS$	Europe ThUS$	North America ThUS$	Asia and others ThUS$	Total ThUS$
Revenue	140,764	228,759	1,048,556	441,377	297,867	2,157,323
Investment accounted for under the equity method	(5,513)	26,860	33,318	15,193	56,567	126,425
Intangible assets other than goodwill	105,313	-	453	182	-	105,948
Goodwill	23,731	6,290	11,374	724	2,058	44,177
Property, plant and equipment, net	1,430,569	313	3,857	2,469	1,574	1,438,782
Investment property	-	-	-	-	-	-
Other non-current assets	19,234	28	-	-	-	19,262
Non-current assets that are not financial instruments	1,573,334	33,491	49,002	18,568	60,199	1,734,594

	12/31/2016
Items	Chile ThUS$	Latin America and the Caribbean ThUS$	Europe ThUS$	North America ThUS$	Asia and others ThUS$	Total ThUS$
Revenue	162,477	240,607	411,807	416,380	708,051	1,939,323
Investment accounted for under the equity method	-	5,000	25,009	13,456	69,675	113,140
Intangible assets other than goodwill	109,227	-	-	211	1	109,439
Goodwill	23,731	86	11,373	724	2,058	37,972
Property, plant and equipment, net	1,526,992	234	3,521	2,536	1,483	1,534,766
Investment property	-	-	-	-	-	-
Other non-current assets	24,551	139	-	-	-	24,690
Non-current assets that are not financial instruments	1,684,501	5,459	39,903	16,927	73,217	1,820,007

SQM S.A. El Trovador 4285 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	191

Notes to the Consolidated Financial Statements as of December 31, 2017.

Note 25	Reportable segments (continued)

25.8	Property, plant and equipment classified by geographical areas

The company's main production facilities are located near their mines and extraction facilities in northern Chile, The following table presents the main production facilities as of December 31, 2017 and December 31, 2016:

Location			Products

-	Pedro de Valdivia	:	Production of iodine and nitrate salts
-	María Elena	:	Production of iodine and nitrate salts
-	Coya Sur	:	Production of nitrate salts
-	Nueva Victoria	:	Production of iodine and nitrate salts
-	Salar de Atacama	:	Potassium chloride, lithium chloride, boric acid and potassium sulfate
-	Salar del Carmen	:	Production of lithium carbonate and lithium hydroxide
-	Tocopilla	:	Port facilities

SQM S.A. El Trovador 4285 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	192

Notes to the Consolidated Financial Statements as of December 31, 2017.

Note 26	Gains (losses) from operating activities in the statement of income by function of expenses, included according to their nature

26.1	Revenue

	12/31/2017	12/31/2016
	ThUS$	ThUS$
Products	2,151,715	1,933,828
Services	5,608	5,494
Total	2,157,323	1,939,322

26.2	Cost of sales

	12/31/2017	12/31/2016
	ThUS$	ThUS$
Raw material and supplies	(413,283)	(335,192)
Types of employee benefits expenses
Personnel expenses	(172,159)	(162,335)
Depreciation expense	(232,365)	(271,239)
Amortization expense	(2,921)	(3,210)
Small deposit amortization expense	(5,440)	(9,498)
Impairment losses (reversals of impairment losses) recognized in profit or loss for the period	(17,583)	1,956
Operating leases	(96,094)	(90,325)
Investment plan expenses	(13,956)	(16,624)
Maintenance and repair	(5,306)	(6,051)
Contractors,	(67,337)	(62,300)
Mining concessions	(7,802)	(7,313)
Operations transport	(54,057)	(45,864)
Freight and product transport costs	(131,729)	(132,260)
Packaging costs	(2,402)	(1,712)
Purchases from third parties	(113,898)	(125,456)
Insurance policies	(11,199)	(12,110)
CORFO right	(46,274)	(41,962)
Other expenses, by nature	(1,017)	(6,790)
Total	(1,394,822)	(1,328,285)

SQM S.A. El Trovador 4285 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	193

Notes to the Consolidated Financial Statements as of December 31, 2017.

Note 26	Gains (losses) from operating activities in the statement of income by function of expenses, included according to their nature, (continued)

26.3	Other income

	12/31/2017	12/31/2016
	ThUS$	ThUS$
Discounts obtained from suppliers	346	771
Indemnities received	2,813	205
Fines charged to suppliers	199	358
Taxes recovered	47	26
Amounts recovered from insurance	154	5,636
Overestimate of provisions for third-party obligations	587	573
Overestimate of doubtful accounts	3	56
Sale of property, plant and equipment	1,278	657
Sale of materials, spare parts and supplies	-	30
Sale of scrap materials	-	1
Options on mining claims	2,607	2,577
Interest charged to direct customers	317	-
Easements, pipelines and roads	4,656	219
Non-conventional renewable energy	-	639
Reimbursement mining licenses and notary expenses	1,197	1,300
Miscellaneous services	4	-
Shares obtained in junior mining companies	2,263	421
Reversal of allowance for inventories	-	815
Reimbursements from creditors	-	-
Other operating income	1,356	918
Total	17,827	15,202

26.4	Administrative expenses

	12/31/2017	12/31/2016
	ThUS$	ThUS$
Employee benefit expenses by nature
Remuneraciones y beneficios a los empleados	(50,684)	(47,217)
Gastos por amortización	(8)	(6)
Serv de asesorias	(804)	(1,322)
Honorarios auditoria	(1,823)	(1,768)
Costos de mercadotecnia	(1,581)	(1,338)
Arriendo edificios e instalaciones	(878)	(494)
Gastos de publicidad	(54)	(173)
Other expenses, by nature	(45,339)	(36,118)
Total	(101,171)	(88,436)

SQM S.A. El Trovador 4285 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	194

Notes to the Consolidated Financial Statements as of December 31, 2017.

Note 26	Gains (losses) from operating activities in the statement of income by function of expenses, included according to their nature (continued)

26.5	Other expenses by function

	12/31//2017	12/31/2016
	ThUS$	ThUS$
Classes of Employee Benefit Expenses
Depreciation and amortization expense
Depreciation of assets not in use	(90)	(111)
Sub total	(90)	(111)
Impairment losses (reversals of impairment losses) recognized in profit (loss) for the year
Impairment of doubtful accounts	(8,038)	(7,198)
Sub total	(8,038)	(7,198)
Other expenses, by nature
Legal expenses	(4,780)	(5,737)
CORFO right	(20,396)	-
Plant suspension expenses	-	(32,061)
VAT and other unrecoverable taxes	(1,295)	(1,015)
Fines, interest and VAT	(1,112)	(1,379)
SEC and Department of Justice fines (*)	-	(30,488)
Advisory services	(75)	(59)
Investment plan expenses	(10,006)	(6,657)
Donations not accepted as tax credit	(5,527)	(1,692)
Provision for inventory of materials, spare parts and supplies	-	(815)
Indemnities paid	(421)
Restructuring of joint ventures	(6,000)	-
Other operating expenses	(3,898)	(2,519)
Sub total	(53,510)	(82,422)
Total	(61,638)	(89,731)

26.6	Other income (expenses)

	12/31/2017	12/31/2016
	ThUS$	ThUS$
Adjust previous year application method of participation	501	(826)
Sale of investments in associates	-	7,636
Provision for staff severance indemnities	192	(6,300)
Other gains (losses)	(150)	169
Total	543	679

SQM S.A. El Trovador 4285 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	195

Notes to the Consolidated Financial Statements as of December 31, 2017.

Note 26	Gains (losses) from operating activities in the statement of income by function of expenses, included according to their nature (continued)

This table corresponds to the summary required by the Financial Markets Commission (formerly the Chilean Superintendence of Securities and Insurance (SVS)) and considers notes 26.2, 26.4 and 26.5.

26.7	Summary of expenses by nature

	January to December
	2017	2016
	ThUS$	ThUS$

Raw materials and consumables	(413,283)	(335,192)
Classes of Employee Benefit Expenses
Personnel expenses	(222,843)	(209,552)
Depreciation and amortization expense
Depreciation expense	(232,455)	(271,350)
Amortization expense	(2,929)	(3,217)
Ground study amortization expense	(5,440)	(9,498)
Impairment losses (reversals of impairment losses) recognized in profit (loss) for the year	(25,621)	(6,057)
Operating leases	(96,094)	(90,325)
Fines paid	(1,112)	(1,379)
Fines from SEC and the Justice department	-	(30,488)
Investment plan expenses	(23,962)	(23,281)
Maintenance and repair	(5,306)	(6,051)
Plant suspension expenses	-	(32,061)
Contractors	(67,337)	(62,300)
Mining concessions	(7,802)	(7,313)
Operations transport	(54,057)	(45,864)
Freight and product transport costs	(131,729)	(132,260)
Packaging costs	(2,402)	(1,712)
Sales cost of imported goods	(113,898)	(125,456)
Insurance	(11,199)	(12,110)
CORFO rights	(66,670)	(41,962)
Advisory services	(804)	(1,322)
Auditors’ fees	(1,823)	(1,768)
Marketing costs	(1,581)	(1,338)
Lease of offices and facilities	(878)	(494)
Advertising costs	(54)	(173)
Other expenses, by nature	(68,352)	(53,929)
Other expenses by nature	(1,557,631)	(1,506,452)

SQM S.A. El Trovador 4285 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	196

Notes to the Consolidated Financial Statements as of December 31, 2017.

Note 26	Gains (losses) from operating activities in the statement of income by function of expenses, included according to their nature (continued)

26.8	Finance expenses

	January to December
	2017	2016
	THUS$	THUS$
Interest expense from bank borrowings and overdrafts	(1,308)	(854)
Interest expense from bonds	(49,373)	(57.409)
Interest expense from loans	(2,002)	(4.581)
Capitalized interest expenses	4,382	5.406
Other finance costs	(1,823)	(60)
Total	(50,124)	(57.498)

SQM S.A. El Trovador 4285 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	197

Notes to the Consolidated Financial Statements as of December 31, 2017.

Note 27	Income tax and deferred taxes

Accounts receivable from taxes as of December 31, 2017 and December 31, 2016, are as follows:

27.1	Current and non-current tax assets

a)	Current tax assets

	12/31/2017	12/31/2016
	ThUS$	ThUS$
Monthly provisional income tax payments, Chilean companies	17,613	45,955
Monthly provisional payment Royalty	588	3,542
Monthly provisional income tax payments, foreign companies	1,644	1,323
Corporate tax credits (1)	944	748
Corporate tax absorbed by tax losses	-	64
Taxes in recovery process	11,502	-
Total	32,291	51,632

b)	Non-current tax assets

	12/31/2017	12/31/2016
	ThUS$	ThUS$
Monthly provisional income tax payments, Chilean companies	6,398	6,398
Specific tax on mining activities paid (on consignment)	25,781	25,781
Total	32,179	32,179

(1)	These credits are available to companies and relate to the corporate tax payment in April of the following year. These credits include, amongst other items, training expense credits (SENCE) and property, plant and equipment acquisition credits that are equivalent to 4% of the property, plant and equipment purchases made during the year, In addition, some credits relate to the donations the Group has made during 2017 and 2016.

SQM S.A. El Trovador 4285 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	198

Notes to the Consolidated Financial Statements as of December 31, 2017.

Note 27	Income tax and deferred taxes (continued)

27.2	Current tax liabilities

Current tax liabilities	12/31/2017	12/31/2016
	ThUS$	ThUS$
1st Category income tax	45,479	50,174
Foreign company income tax	28,996	25,276
Article 21 single tax	927	422
Total	75,402	75,872

Income tax is calculated based on the profit or loss for tax purposes that is applied to the effective tax rate applicable in Chile. As established by Law No.20,780, an income tax rate of 21% was set starting from 2014, a rate of 22.5% for 2015, a rate of 24% for 2016, a rate of 25.5% for 2017, and a rate of 27% starting from 2018.

The provision for royalty is determined by applying the tax rate determined for the net operating income (NOI). Currently, the Company pays 5% for the application of the Tax Invariability Contract established with the Ministry of Economy in 2010.

In conclusion, both concepts represent the estimated amount the Company will have to pay for income tax and tax on mining.

SQM S.A. El Trovador 4285 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	199

Notes to the Consolidated Financial Statements as of December 31, 2017.

Note 27	Income tax and deferred taxes (continued)

27.3	Income tax and deferred taxes

Assets and liabilities recognized in the statement of financial position are offset if and only if:

1	The Company has legally recognized before the right of the tax authority to offset the amounts recognized in these entries; and

2	Deferred income tax assets and liabilities are derived from income tax related to the same tax authority on:

(i)	the same entity or tax subject; or

(ii)	different entities or tax subjects who intend either to settle current fiscal assets and liabilities for their net amount, or to realize assets and pay liabilities simultaneously in each of the future periods in which the Company expects to settle or recover significant amounts of deferred tax assets or liabilities.

Recognized deferred income tax assets are the income taxes that are to be recovered in future periods, related to:

a)	deductible temporary differences.
b)	the offsetting of losses obtained in prior periods and not yet subject to tax deduction; and
c)	the offsetting of unused credits from prior periods.

The Company recognizes a deferred tax asset when there is certainty that these can be offset with tax income from subsequent periods, losses or fiscal credits not yet used, but solely as long as it is more likely than not that there will be tax earnings in the future against which to charge these losses or unused fiscal credits.

Recognized deferred tax liabilities refer to the amounts of income taxes payable in future periods related to taxable temporary differences.

SQM S.A. El Trovador 4285 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	200

Notes to the Consolidated Financial Statements as of December 31, 2017.

Note 27	Income tax and deferred taxes (continued)

27.3	Income tax and deferred taxes, continued

d.1)	Income tax assets and liabilities as of December 31, 2017 are detailed as follows:

	Net liability position
Description of deferred tax assets and liabilities	Assets	Liabilities
	ThUS$	ThUS$

Unrealized loss	-	(68,544)
Property, plant and equipment and capitalized interest	211,435	-
Facility closure provision	-	(3,469)
Manufacturing expenses	102,748	-
Staff severance indemnities ,unemployment insurance	6,792	-
Vacation accrual	-	(4,887)
Inventory provision	-	(25,098)
Materials provision	-	(7,107)
Forwards	-	(624)
Employee benefits	-	(2,317)
Research and development expenses	3,501	-
Accounts receivable	-	(4,222)
Provision for legal complaints and expenses	-	(10,750)
Loan approval expenses	2,670	-
Junior mining companies (valued based on stock price)	2,474	-
Royalty	4,084	-
Tax loss benefit	-	(1,437)
Other	544	-
Foreign items (other)	-	(510)
Balances to date	334,248	(128,965)
Net balance	205,283	-

SQM S.A. El Trovador 4285 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	201

Notes to the Consolidated Financial Statements as of December 31, 2017.

Note 27	Income tax and deferred taxes (continued)

27.3	Income tax and deferred taxes, continued

d.2)	Income tax assets and liabilities as of December 31, 2016 are detailed as follows

	Net liability position
Description of deferred tax assets and liabilities	Assets	Liabilities
	ThUS$	ThUS$
Unrealized loss	-	(86,156)
Property, plant and equipment and capitalized interest	225,124	-
Facility closure provision	-	(1,590)
Manufacturing expenses	110,630	-
Staff severance indemnities ,unemployment	5,214	-
Vacation accrual	-	(4,061)
Inventory provision	-	(20,608)
Materials provision	-	(7,776)
Forwards	-	(10,206)
Employee benefits	-	(6,783)
Research and development expenses	4,641	-
Accounts receivable	-	(4,273)
Provision for legal complaints and expenses	-	(7,686)
Loan approval expenses	3,115	-
Junior mining companies (valued based on stock price)	1,300	-
Royalty	6,457	-
Tax loss benefit	-	(1,302)
Other	79	-
Foreign items (other)	-	(664)
Balances to date	356,560	(151,105)
Net balance	205,455	-

SQM S.A. El Trovador 4285 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	202

Notes to the Consolidated Financial Statements as of December 31, 2017.

Note 27	Income tax and deferred taxes (continued)

27.3	Income tax and deferred taxes, continued

d.3)	Reconciliation of changes in deferred tax liabilities (assets) as of December 31, 2017

	Deferred tax liability (asset) at beginning of period	Deferred tax expense (benefit) recognized in profit (loss) for the year	Deferred taxes related to items credited (charged) directly to equity	Total increases (decreases) in deferred tax liabilities (assets)	Deferred tax liability (asset) at end of period
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Unrealized loss	(86,156)	17,612	-	17,612	(68,544)
Property, plant and equipment and capitalized interest	225,124	(13,689)	-	(13,689)	211,435
Facility closure provision	(1,590)	(1,879)	-	(1,879)	(3,469)
Manufacturing expenses	110,630	(7,882)	-	(7,882)	102,748
Individual savings plans, unemployment insurance	5,214	1,876	(298)	1,578	6,792
Vacation accrual	(4,061)	(826)	-	(826)	(4,887)
Inventory provision	(20,608)	(4,490)	-	(4,490)	(25,098)
Materials provision	(7,776)	669	-	669	(7,107)
Forwards	(10,206)	9,582	-	9,582	(624)
Employee benefits	(6,783)	4,466	-	4,466	(2,317)
Research and development expenses	4,641	(1,140)	-	(1,140)	3,501
Accounts receivable	(4,273)	51	-	51	(4,222)
Provision for legal complaints and expenses	(7,686)	(3,064)	-	(3,064)	(10,750)
Loan approval expenses	3,115	(445)	-	(445)	2,670
Junior mining companies (valued based on stock price)	1,300	624	550	1,174	2,474
Royalty	6,457	(2,389)	16	(2,373)	4,084
Tax loss benefit	(1,302)	(135)	-	(135)	(1,437)
Other	79	465	-	465	544
Foreign items (other)	(664)	154	-	154	(510)

Total temporary differences, unused losses and unused tax credits	205,455	(440)	268	(172)	205,283

SQM S.A. El Trovador 4285 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	203

Notes to the Consolidated Financial Statements as of December 31, 2017.

Note 27	Income tax and deferred taxes (continued)

27.3	Income tax and deferred taxes, continued

d.4)	Reconciliation of changes in deferred tax liabilities (assets) as of December 31, 2016

	Deferred tax liability (asset) at beginning of period	Deferred tax expense (benefit) recognized in profit (loss) for the year	Deferred taxes related to items credited (charged) directly to equity	Total increases (decreases) in deferred tax liabilities (assets)	Deferred tax liability (asset) at end of period
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Unrealized loss	(87,440)	1,284	-	1,284	(86,156)
Property, plant and equipment and capitalized interest	236,094	(10,970)	-	(10,970)	225,124
Facility closure provision	-	(1,590)	-	(1,590)	(1,590)
Manufacturing expenses	109,134	1,496	-	1,496	110,630
Individual savings plans, unemployment insurance	4,155	1,980	(921)	1,059	5,214
Vacation accrual	(3,372)	(689)	-	(689)	(4,061)
Inventory provision	(29,428)	8,820	-	8,820	(20,608)
Materials provision	-	(7,776)	-	(7,776)	(7,776)
Forwards	(12,322)	1,646	470	2,116	(10,206)
Employee benefits	(1,956)	(4,827)	-	(4,827)	(6,783)
Research and development expenses	8,247	(3,606)	-	(3,606)	4,641
Accounts receivable	(5,076)	803	-	803	(4,273)
Provision for legal complaints and expenses	(7,357)	(329)	-	(329)	(7,686)
Loan approval expenses	3,651	(536)	-	(536)	3,115
Junior mining companies (valued based on stock price)	-	-	1,300	1,300	1,300
Royalty	6,410	47	-	47	6,457
Tax loss benefit	(1,525)	223	-	223	(1,302)
Other	97	(18)	-	(18)	79
Foreign items (other)	(82)	(582)	-	(582)	(664)

Total temporary differences, unused losses and unused tax credits	219,230	(14,624)	849	(13,775)	205,455

During the period ended December 31, 2017 and December 31, 2016, the Company calculated and accounted for taxable income considering a rate of 24% and 22.5% respectively, in conformity with Law No, 20,780, Tax Reform, published in the Official Gazette on September 29, 2014.

The main amendments include a gradual increase in the corporate income tax rate up to 27% starting from 2018.

SQM S.A. El Trovador 4285 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	204

Notes to the Consolidated Financial Statements as of December 31, 2017.

Note 27	Income tax and deferred taxes (continued)

27.3	Income tax and deferred taxes, continued

d.5)	Deferred taxes related to benefits for tax losses

The Company’s tax loss carryforwards (NOL carryforwards) were mainly generated by losses in Chile, which in accordance with current Chilean tax regulations have no expiration date.

As of December 31, 2017 and December 31, 2016, tax loss carryforwards (NOL carryforwards) are detailed as follows:

	12/31/2017	12/31/2016
	ThUS$	ThUS$

Chile	1,437	1,302
Total	1,437	1,302

Tax losses as of December 31, 2017 correspond mainly to SQM S.A., Exploraciones Mineras S.A. and Agrorama S.A.

d.6)	Unrecognized deferred income tax assets and liabilities

Unrecognized deferred tax assets and liabilities as of December 31, 2017 and December 31, 2016 are as follows:

	12/31/2017	12/31/2016
	ThUS$	ThUS$
	Assets (liabilities)	Assets (liabilities)

Tax losses (NOL’s)	37	56
Doubtful accounts impairment	48	79
Inventory impairment	1,347	2,871
Pensions plan	1	297
Accrued vacations	19	29
Depreciation	(139)	(245)
Other	(36)	(45)
Balances to date	1,277	3,042

SQM S.A. El Trovador 4285 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	205

Notes to the Consolidated Financial Statements as of December 31, 2017.

Note 27	Income tax and deferred taxes (continued)

27.3	Income tax and deferred taxes, continued

d.7)	Movements in deferred tax assets and liabilities

Movements in deferred tax assets and liabilities as of December 31, 2017 and December 31, 2016 are detailed as follows:

	12/31/2017	12/31/2016
	ThUS$	ThUS$
	Liabilities (assets)	Liabilities (assets)

Deferred tax assets and liabilities, net opening balance	205,455	219,230
Increase (decrease) in deferred taxes in profit or loss	(440)	(14,624)
Increase (decrease) in deferred taxes in equity	268	849
Balances to date	205,283	205,455

d.8)	Disclosures on income tax expense (income)

The Company recognizes current and deferred taxes as income or expenses, and they are included in profit or loss, unless they arise from:

(a)	a transaction or event recognized in the same period or in a different period, outside profit or loss either in other comprehensive income or directly in equity; or

(b)	a business combination

Current and deferred tax expenses (income) are detailed as follows:

	12/31/2017	12/31/2016
	ThUS$	ThUS$
	Income (expenses)	Income (expenses)

Current income tax expense
Current income tax expense	(182,122)	(149,669)
Adjustments to prior year current income tax	15,509	2,080
Current income tax expense, net, total	(166,613)	(147,589)

Deferred tax expense
Deferred tax expense (income) relating to the creation and reversal of temporary differences	440	14,624
Deferred tax expense, net, total	440	14,624
Tax expense (income)	(166,173)	(132,965)

SQM S.A. El Trovador 4285 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	206

Notes to the Consolidated Financial Statements as of December 31, 2017.

Note 27	Income tax and deferred taxes (continued)

27.3	Income tax and deferred taxes, continued

Tax expenses (income) for foreign and domestic parties are detailed as follows:

	12/31/2017	12/31/2016
	ThUS$	ThUS$
	Income (expenses)	Income (expenses)

Current income tax expense by foreign and domestic parties, net
Current income tax expense, foreign parties, net	(14,396)	(10,844)
Current income tax expense, domestic, net	(152,217)	(136,745)
Current income tax expense, net, total	(166,613)	(147,589)

Deferred tax expense by foreign and domestic parties, net
Deferred tax expense, foreign parties, net	(154)	626
Deferred tax expense, domestic, net	594	13,998
Deferred tax expense, net, total	440	14,624
Income tax expense	(166,173)	(132,965)

d.9)	Equity interest in taxation attributable to equity-accounted investees

The Company does not recognize any deferred tax liability in all cases of taxable temporary differences associated with investments in subsidiaries, branches and associated companies or interest in joint ventures, because as indicated in the standard, the following two conditions are jointly met:

(a)	the parent, investor or interest holder is able to control the time for reversal of the temporary difference; and

(b)	It is more likely than not that the temporary difference will not be reversed in the foreseeable future.

In addition, the Company does not recognize deferred income tax assets for all deductible temporary differences from investments in subsidiaries, branches and associated companies or interests in joint ventures because it is unlikely that they will meet the following requirements:

(a)	Temporary differences are reversed in a foreseeable future; and

(b)	The Company has tax earnings, against which temporary differences can be used.

SQM S.A. El Trovador 4285 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	207

Notes to the Consolidated Financial Statements as of December 31, 2017.

Note 27	Income tax and deferred taxes (continued)

27.3	Income tax and deferred taxes, continued

d.10)	Disclosures on the tax effects of other comprehensive income components:

Income tax related to other income and expense components with a charge or credit to net equity	Amount before taxes (expense) gain	(Expense) income for income taxes	Amount after taxes
	12/31/2017	12/31/2017	12/31/2017
	ThUS$	ThUS$	ThUS$

Gain (loss) from defined benefit plans	(1,392)	282	(1,110)
Reserve for gains (losses) from financial assets measured at fair value through other comprehensive income	(26)	(550)	(576)
Total	(1,418)	(268)	(1,686)

Income tax related to other income and expense components with a charge or credit to net equity	Amount before taxes (expense) gain	(Expense) income for income taxes	Amount after taxes
	12/31/2016	12/31/2016	12/31/2016
	ThUS$	ThUS$	ThUS$
Gain (loss) from defined benefit plans	(3,397)	921	(2,476)
Cash flow hedge	2,233	(470)	1,763
Reserve for gains (losses) from financial assets measured at fair value through other comprehensive income	4,813	(1,300)	3,513
Total	3,649	(849)	2,800

d.11)	Explanation of the relationship between expense (income) for tax purposes and accounting income.

In accordance with paragraph No 81, letter c) of IAS 12, the Company considers that the method that discloses most significant information for the users of its financial statements is the reconciliation of tax expense (income) to the result of multiplying income for accounting purposes by the tax rate in force in Chile. This option is based on the fact that the Parent and its subsidiaries incorporated in Chile generate almost the total amount of tax expense (income) and the fact that the amounts contributed by subsidiaries incorporated in foreign countries have no relevant significance within the context of the total amount of tax expense (income).

SQM S.A. El Trovador 4285 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	208

Notes to the Consolidated Financial Statements as of December 31, 2017.

Note 27	Income tax and deferred taxes (continued)

27.3	Income tax and deferred taxes, continued

Reconciliation of numbers in income tax expenses (income) and the result of multiplying financial gain by the rate prevailing in Chile,

	Income (expense)
	12/31/2017	12/31/2016
	ThUS$	ThUS$
Consolidated income before taxes	595,639	414,889
Income tax rate in force in Chile	25.5%	24%

Tax expense using the legal rate	(151,888)	(99,573)
Effect of royalty tax expense and passive income	(3,529)	(6,311)
Tax effect of non-taxable revenue	1,746	2,461
Effect of taxable rate of non-deductible expenses for determination of taxable income (loss)	(4,594)	(10,202)
Tax effect of tax rates supported abroad	(6,409)	(15,933)
Other tax effects from the reconciliation between the accounting income and tax expense Effect of changes in tax rate	(1,499)	(3,407)
Tax expense using the effective rate	(166,173)	(132,965)

d.12)	Tax periods potentially subject to verification:

The Group’s Companies are potentially subject to income tax audits by tax authorities in each country, These audits are limited to a number of interim tax periods, which, in general, when they elapse, give rise to the expiration of these inspections,

Tax audits, due to their nature, are often complex and may require several years, Below, we provide a summary of tax periods that are potentially subject to verification, in accordance with the tax regulations in force in the country of origin:

Chile

According to article 200 of Decree Law No 830, the taxes will be reviewed for any deficiencies in terms of payment and to generate any taxes that might arise. There is a 3-year prescriptive period for such review, dating from the expiration of the legal deadline when payment should have been made, This prescriptive period can be extended to 6 years for the revision of taxes subject to declaration, when such declaration has not been filed or has been presented with maliciously false information.

SQM S.A. El Trovador 4285 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	209

Notes to the Consolidated Financial Statements as of December 31, 2017.

Note 27	Income tax and deferred taxes (continued)

27.3	Income tax and deferred taxes, continued

United States

In the United States, the tax authority may review tax returns for up to 3 years from the expiration date of the tax return, In the event that an omission or error is detected in the tax return of sales or cost of sales, the review can be extended for a period of up to 6 years.

SQM North America Corp., a subsidiary of the Company, is being reviewed by the United States’ tax authorities. This review could lead to adjustments to the tax declarations made by the subsidiary in the United States.

Mexico:

In Mexico, the tax authority can review tax returns up to 5 years from the expiration date of the tax return.

Spain:

In Spain, the tax authority can review tax returns up to 4 years from the expiration date of the tax return.

Belgium:

In Belgium, the tax authority may review tax returns for up to 3 years from the expiration date of the tax return if no tax losses exist, In the event of detecting an omission or error in the tax return, the review can be extended for a period of up to 5 years.

South Africa:

In South Africa, the tax authority may review tax returns for up to 3 years from the expiration date of the tax return, In the event that an omission or error in the tax return is detected, the review can be extended for a period of up to 5 years.

SQM S.A. El Trovador 4285 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	210

Notes to the Consolidated Financial Statements as of December 31, 2017.

Note 28	Disclosures on the effects of fluctuations in foreign currency exchange rates

Assets held in foreign currency subject to fluctuations in exchange rates are detailed as follows:

Class of assets	Currency	12/31/2017 ThUS	12/31/2016 ThUS$

Current assets:
Cash and cash equivalents	ARS	1	4
Cash and cash equivalents	BRL	38	60
Cash and cash equivalents	CLP	579	6,044
Cash and cash equivalents	CNY	1,143	400
Cash and cash equivalents	EUR	9,782	11,386
Cash and cash equivalents	GBP	55	71
Cash and cash equivalents	AUD	-	-
Cash and cash equivalents	INR	-	12
Cash and cash equivalents	MXN	258	310
Cash and cash equivalents	PEN	8	3
Cash and cash equivalents	THB	-	-
Cash and cash equivalents	YEN	1,773	2,150
Cash and cash equivalents	ZAR	4,074	3,250
Subtotal cash and cash equivalents		17,711	23,690
Other current financial assets	CLF	-	-
Other current financial assets	CLP	39,126	50,740
Subtotal other current financial assets		39,126	50,740
Other current non-financial assets	ARS	-	5
Other current non-financial assets	AUD	-	45
Other current non-financial assets	BRL	1	-
Other current non-financial assets	COP	30	-
Other current non-financial assets	CLF	46	47
Other current non-financial assets	CLP	12,172	14,554
Other current non-financial assets	CNY	12	10
Other current non-financial assets	EUR	235	822
Other current non-financial assets	MXN	1,429	1,734
Other current non-financial assets	THB	279	21
Other current non-financial assets	PEN	20	-
Other current non-financial assets	YEN	18	53
Other current non-financial assets	ZAR	2,941	18
Subtotal other current non-financial assets		17,183	17,309
Trade and other receivables	ARS	6	-
Trade and other receivables	BRL	23	23
Trade and other receivables	CLF	427	545
Trade and other receivables	CLP	85,837	71,908
Trade and other receivables	CNY	10,426	48
Trade and other receivables	EUR	49,627	30,941
Trade and other receivables	GBP	90	152
Trade and other receivables	MXN	195	423
Trade and other receivables	AED	546	-
Trade and other receivables	THB	791	2,777
Trade and other receivables	YEN	41,582	209
Trade and other receivables	ZAR	23,825	25,835
Subtotal trade and other receivables		213,375	132,861
Receivables from related parties	PEN	-	40
Receivables from related parties	CLP	-	41
Receivables from related parties	EUR	58	476
Receivables from related parties	THB	74	705
Receivables from related parties	CNY	-	48
Receivables from related parties	YEN	-	-
Receivables from related parties	ZAR	-	-
Subtotal receivables from related parties		132	1,310

SQM S.A. El Trovador 4285 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	211

Notes to the Consolidated Financial Statements as of December 31, 2017.

Note 28	Disclosures on the effects of fluctuations in foreign currency exchange rates (continued)

Class of assets	Currency	12/31/2017 ThUS$	12/31/2016 ThUS$

Current tax assets	ARS	4	5
Current tax assets	CLP	1,413	1,640
Current tax assets	EUR	183	118
Current tax assets	BRL	-	3
Current tax assets	ZAR	431	386
Current tax assets	MXN	-	202
Current tax assets	PEN	201	203
Subtotal current tax assets		2,232	2,557
Subtotal current assets		289,759	228,467
Non-current assets
Other non-current financial assets	CLP	20	20
Other non-current financial assets	YEN	42	41
Subtotal other non-current financial assets		62	61
Other non-current non-financial assets	BRL	27	139
Other non-current non-financial assets	CLP	822	729
Subtotal other non-current non-financial assets		849	868
Non-current right receivable	CLF	209	344
Non-current right receivable	COP	47	-
Non-current right receivable	CLP	1,256	1,382
Subtotal non-current rights receivable		1,512	1,726
Equity-accounted investees	AED	35,414	31,297
Equity-accounted investees	EUR	-	-
Equity-accounted investees	IDR	-	-
Equity-accounted investees	EUR	8,144	7,373
Equity-accounted investees	INR	1,632	1,499
Equity-accounted investees	THB	2,491	1,932
Equity-accounted investees	TRY	21,741	16,712
Subtotal equity-accounted investees		69,422	58,813
Intangible assets other than goodwill	CLP	48	294
Intangible assets other than goodwill	CNY	-	1
Subtotal intangible assets other than goodwill		48	295
Property, plant and equipment	CLP	3,574	3,810
Subtotal property, plant and equipment		3,574	3,810
Total non-current assets		75,467	65,573
Total assets		365,226	294,040

SQM S.A. El Trovador 4285 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	212

Notes to the Consolidated Financial Statements as of December 31, 2017.

Note 28	Disclosures on the effects of fluctuations in foreign currency exchange rates (continued)

Liabilities held in foreign currencies are detailed as follows:

		12/31/2017			12/31/2016
Class of liability	Currency	91 days to 1 year ThUS$	91 days to 1 year ThUS$	Total ThUS$	Up to90 days ThUS$	91 days to 1 year ThUS$	Total ThUS$
Current liabilities
Other current financial liabilities	CLF	4,947	-	4,947	44,327	6,098	50,425
Other current financial liabilities	CLP	-	-	-	-	20,919	20,919
Subtotal other current financial liabilities		4,947	-	4,947	44,327	27,017	71,344
Trade and other payables	BRL	37	-	37	38	-	38
Trade and other payables	THB	91	-	91	131	-	131
Trade and other payables	CLP	61,310	4,361	65,671	40,604	2,808	43,412
Trade and other payables	CNY	-	-	-	-	-	-
Trade and other payables	EUR	32,896	-	32,896	30,545	-	30,545
Trade and other payables	GBP	11	-	11	6	-	6
Trade and other payables	INR	1	-	1	1	-	1
Trade and other payables	MXN	13	-	13	67	-	67
Trade and other payables	PEN	3	-	3	4	-	4
Trade and other payables	ZAR	2,541	-	2,541	3,054	-	3,054
Subtotal trade and other payables		96,903	4,361	101,264	74,450	2,808	77,258
Other current provisions	ARS	-	12	12	-	-	-
Other current provisions	CLF	-	-	-	-	-	-
Other current provisions	BRL	739	-	739	-	-	-
Other current provisions	CLP	-	80	80	-	70	70
Other current provisions	EUR	243	-	243	5	-	5
Other current provisions	INR	-	-	-	-	-	-
Subtotal other current provisions		982	92	1,074	5	70	75
Current tax liabilities	CLP	-	326	326	-	-	-
Current tax liabilities	BRL	-	6	6	-	131	131
Current tax liabilities	CNY	3	-	3	-	36	36
Current tax liabilities	EUR	-	644	644	-	3,987	3,987
Current tax liabilities	ZAR	264	-	264	27	-	27
Current tax liabilities	MXN	3	3,071	3,074	-	56	56
Subtotal current tax liabilities		270	4,047	4,317	27	4,210	4,237

SQM S.A. El Trovador 4285 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	213

Notes to the Consolidated Financial Statements as of December 31, 2017.

Note 28	Disclosures on the effects of fluctuations in foreign currency exchange rates (continued)

		12/31/2017			12/31/2016
Class of liability	Currency	Up to 90 days ThUS$	over 90 days to 1 year ThUS$	Total ThUS$	Up to90 days ThUS$	Over 90 days to 1 year ThUS$	Total ThUS$
Other current non-financial liabilities	BRL	15	-	15	4	-	4
Other current non-financial liabilities	CLP	8,708	1,824	10,532	7,481	2,820	10,301
Other current non-financial liabilities	CNY	7	-	7	78	-	78
Other current non-financial liabilities	EUR	2,955	-	2,955	958	-	958
Other current non-financial liabilities	MXN	346	34	380	1,284	35	1,319
Other current non-financial liabilities	YEN	-	-	-	-	-	-
Other current non-financial liabilities	PEN	70	-	70	70	-	70
Other current non-financial liabilities	GBP	-	-	-	-	-	-
Other current non-financial liabilities	ZAR	12	-	12	866	-	866
Subtotal other current non-financial liabilities		12,113	1,858	13,971	10,741	2,855	13,596
Total current liabilities		115,215	10,358	125,573	129,550	36,960	166,510

SQM S.A. El Trovador 4285 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	214

Notes to the Consolidated Financial Statements as of December 31, 2017.

Note 28	Disclosures on the effects of fluctuations in foreign currency exchange rates (continued)

	12/31/2017
Class of liability	Currency	1 to 2 years ThUS$	2 to 3 years ThUS$	3 to 4 years ThUS$	4 to 5 years ThUS$	Over 5 years ThUS$	Total ThUS$
Non-current liabilities
Other non-current financial liabilities	CLF	-	-	-	-	237,279	237,279
Subtotal other non-current financial liabilities		-	-	-	-	237,279	237,279
Non-current provisions for employee benefits	CLP	-	-	-	-	601	601
Non-current provisions for employee benefits	MXN	-	-	-	-	65	65
Non-current provisions for employee benefits	YEN	-	-	-	-	626	626
Subtotal non-current provisions for employee benefits		-	-	-	-	1,292	1,292
Total non-current liabilities		-	-	-	-	238,571	238,571

	12/31/2016
Class of liability	Currency	1 to 2 years ThUS$	2 to 3 years ThUS$	3 to 4 years ThUS$	4 to 5 years ThUS$	Over 5 years ThUS$	Total ThUS$
Non-current liabilities
Other non-current financial liabilities	CLF	5,903	5,903	5,903	5,903	243,297	266,909
Subtotal other non-current financial liabilities		5,903	5,903	5,903	5,903	243,297	266,909
Non-current provisions for employee benefits	CLP	-	-	-	-	494	494
Non-current provisions for employee benefits	MXN	-	-	-	-	61	61
Non-current provisions for employee benefits	YEN	-	-	-	-	561	561
Subtotal non-current provisions for employee benefits		-	-	-	-	1,116	1,116
Total non-current liabilities		5,903	5,903	5,903	5,903	244,413	268,025

SQM S.A. El Trovador 4285 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	215

Notes to the Consolidated Financial Statements as of December 31, 2017.

Note 29	Mineral resource exploration and evaluation expenditure

Because of the nature of the operations of Sociedad Química y Minera de Chile S.A. and its subsidiaries and the type of exploration they conduct (which is different from other mining businesses, where the exploration process takes a significant amount of time), the exploration process and the definition of economic feasibility normally occur within the year. Accordingly, although expenditure is initially capitalized, it could be recognized in profit or loss for the same year should it not be technically and commercially feasible. This means that there is no significant expenditure that lacks a feasibility study at the end of the year.

Prospecting expenditure can be found in 4 different stages: execution, economically feasible, not economically feasible and under exploitation:

1.       Execution: prospecting expenditures that are under execution and where the economic feasibility is not yet known are classified in the caption property, plant and equipment. As of December 31, 2017 and December 31, 2016, the balance amounted to ThUS$21,013 and ThUS$ 12,163, respectively,

2.       Economically feasible: prospecting expenditure, which upon completion, has been determined to be economically feasible is classified in the caption non-current assets in other non-current non-financial assets. As of December 31, 2017 and December 31, 2016, this totaled ThUS$17,721 and ThUS$ 23,008 respectively,

3.       Not economically feasible: Prospecting expenditure, which upon completion, has been determined to not be economically feasible is recorded in profit or loss. As of December 31, 2017 and December 31, 2016 there is no expenditure for such concept.

4.       Under exploitation: Prospecting expenditure under exploitation is classified in the caption current assets in current inventories. These are amortized considering the exploited material. As of December 31, 2017 and December 31, 2016, the balance amounted to ThUS$521 and ThUS$ 674 respectively.

For the amount of capitalized expenditure, the total amount disbursed in exploration and evaluation of mineral resources as of December 31, 2017 was ThUS$6,024, and corresponded to non-metallic projects, Such expenditure mainly corresponds to research, including topographical, geological, exploratory drilling and sampling studies.

With respect to this expenditure, the Company classifies it in accordance with paragraph 9 IFRS 6.

Exploration expenditure where the mineral has low ore grade that is not economically exploitable is debited directly to profit or loss.

If studies determine that the ore grade is economically exploitable, it is classified in other non-current assets in the caption ground studies and prospecting expenses. At the time of making the decision to exploit the zone, it is classified in the caption inventories as part of the cost of raw materials required for production purposes.

SQM El Trovador 4285 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	216

Notes to the Consolidated Financial Statements as of December 31, 2017.

Note 30	Lawsuits and complaints

Lawsuits and complaints

During 2015, the Chilean IRS has filed several lawsuits and complaints against a number of individuals related to the so-called “SQM Case”, which are associated with the irregular financing of politicians. Amongst those affected by these legal claims are the legal representatives of the Company: the CEO, Patricio de Sominihac T. and the Vice President of Corporate Services, Ricardo Ramos R. Basically, those lawsuits and complaints relate to alleged tax crimes associated with a possible undue decrease in the taxable net income of the Company and two of its subsidiaries over the last seven years by recording as expenses in their accounting records invoices and fee receipts, which could be considered to be ideologically false. Such legal actions are also filed against the taxpayers who provided the tax documents that allowed the alleged performance of the related illicit acts. In December 2017, the Public Prosecutor confirmed that no charges will be brought against the CEO or Vice President of Corporate Services.

Actions performed by the Authority

The Public Ministry and the Chilean IRS (Servicio de Impuestos Internos (SII)) have performed a number of actions within the framework of the so-called “SQM Case”, where the Company and its executives have provided their cooperation. Several of the Company’s executives have granted access to their computers and made several statements at the request of the Prosecutors responsible for the investigation. Additionally, SQM has provided physical and digital copies of its accounting records and its subsidiaries’ accounting records. In addition, SQM has also provided the Public Ministry with its email files and all the documentation that has been required by the related authority.

SQM El Trovador 4285 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	217

Notes to the Consolidated Financial Statements as of December 31, 2017.

Note 30	Lawsuits and complaints, (continued)

Shearman & Sterling and Ad-Hoc Committee

On February 26, 2015, the Board of Directors of SQM established an ad-hoc committee comprised of three directors (the “Ad-hoc Committee”), which was authorized to conduct an investigation on the matters described in the preceding paragraph and to request any external advisory services it deemed necessary. The original members of the Ad-hoc Committee were José María Eyzaguirre B., Juan Antonio Guzmán M. and Wolf von Appen B.

The Ad-hoc Committee hired its own legal counsel in Chile and the United States as well as forensic accountants in the United States to support its internal investigation. The U.S. attorneys hired by the Ad-hoc Committee were mainly charged with reviewing the important facts and analyzing them in the context of the United States Foreign Corrupt Practices Act (“FCPA”). However, the Ad-hoc Committee’s factual conclusions were shared with both Chilean authorities and U.S. authorities.

On December 15, 2015, the Ad-hoc Committee presented the conclusions of its investigation to the Board of Directors of SQM. In addition to discussing the facts related to the referenced payments, the Ad-hoc Committee concluded that, for the purposes of the FCPA:

a.	payments were identified that had been authorized by the former CEO of SQM for which the Company did not find sufficient supporting documentation;
b.	no evidence was identified that demonstrated that such payments were made in order to prompt a public official to act or abstain from acting in order to help SQM obtain economic benefits;
c.	in relation to the cost centers managed by the former CEO of SQM, it was concluded that the Company's books did not accurately reflect the transactions in question but that these transactions were determined to be quantitatively immaterial in comparison to SQM's equity, sales, expenses and profits during that period; and that
d.	SQM's internal controls were insufficient to supervise the expenses within the cost center managed by the former CEO of SQM and relied on the proper use of resources by Patricio Contesse G. himself.

After the Ad-hoc Committee presented its conclusions to the Board of Directors, the Company voluntarily shared these conclusions with the Chilean and U.S. Authorities (including the SEC and the U.S. Department of Justice (“DOJ”)) and has since collaborated by handing over documents and additional information requested by these authorities regarding this investigation.”

SQM El Trovador 4285 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	218

Notes to the Consolidated Financial Statements as of December 31, 2017.

Note 30	Lawsuits and complaints, (continued)

Investigation by the Department of Justice and the Securities Exchange Commission

SQM informed the US regulating entities (Department of Justice and Securities and Exchange Commission) about the investigation being performed by Shearman & Sterling, in conformity with the standards effective in the United States of America. The outcome of the investigation was delivered to these regulating entities, which have started investigations to determine the existence of possible noncompliance with FCPA (Foreign Corruption Practices Act) or internal control standards.

On January 13, 2017, the Company entered into agreements with the Department of Justice (the “DOJ”) and the Securities and Exchange Commission (the “SEC”), both based in the United States of America (the “United States”), with respect to the investigations that those agencies had conducted as a result of payments to suppliers and entities that might have been related to politically exposed persons during the years from 2008 through 2015, which resulted in the performance of an internal investigation at the Company through an Ad-hoc Committee from its Board of Directors and which was led by the law firm Shearman & Sterling (the “Investigated Facts”). Because the Company’s securities are traded in the United States, the Company is subject to U.S. legislation. The Company has voluntarily provided the results of its internal investigation and supporting documentation to the DOJ, the SEC and the relevant Chilean authorities.

In conformity with the terms of the agreement entered into with the DOJ, referred to as Deferred Prosecution Agreement (the “DPA”), the Company has accepted that the DOJ presents (i) a charge for the infractions referred to the absence of implementation of effective internal accounting systems and internal accounting controls and (ii) a charge for infractions related to failure to properly maintain accounting ledgers, records and sections with respect to the Investigated Facts. By virtue of the DPA, the DOJ has agreed not to prosecute those charges against the Company for a period of 3 years, releasing the Company from such responsibility after such period to the extent that within such term the Company complies with the terms in the DPA, which include the payment of a fine of US$15,487,500 (“U.S. dollars”) and the acceptance of an external monitor for a term of 24 months (the “Monitor”) who will evaluate the Company’s compliance program and a subsequent independent report by the Company for an additional year.

With respect to the agreement entered into with the SEC, the Company has agreed to (i) pay a fine of US$15 million and (ii) maintain the Monitor for the aforementioned term.

The SEC has issued a Cease and Desist Order which does not identify any other events of noncompliance with the standards applicable in the United States.

The aforementioned amounts of approximately US$30.5 million were reflected in the profit or loss of SQM during the fourth quarter of 2016 in the line item Other expenses by function.

SQM El Trovador 4285 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	219

Notes to the Consolidated Financial Statements as of December 31, 2017.

Note 31	Sanction proceedings

On April 1, 2015, the SVS started an administrative proceeding against five Directors of the Company for allegedly not having provided to the market on a timely and truthful basis information which could be significant for making investment decisions. Such information mainly relates to the preliminary estimate of the impact on the Company’s financial statements of certain expenses paid by the Company between 2008 and 2014 and which might not qualify as expenses under current Chilean tax regulations because of the absence of supporting documentation.

On December 31, 2015, Sociedad Química y Minera de Chile S.A. informed the Financial Markets Commission (formerly the Superintendency of Securities and Insurance) that it had decided to penalize Patricio Contesse Fica, Julio Ponce Lerou, Juan Antonio Guzmán Molinari and Wolf von Appen Berhmann, all former directors of the Company, and Hernan Büchi Buc – a current director – for not having informed the market in a timely manner in March 2015 in the form of an essential event as directors of the Company at that time regarding the expenses SQM incurred during certain years for which the Company did not have sufficient supporting documentation or that could be considered expenses not necessary for producing income. This penalty, consisting of a fine of UF 1,000 for each person, can be appealed by the affected parties before the Financial Markets Commission (formerly the Superintendency of Securities and Insurance) or the courts of law.

Note 32	Railway for transportation of products between the site Coya Sur and the Port of Tocopilla

As a result of the rain storms that affected the Tocopilla Zone at the beginning of August 2015, SQM S.A. confirmed damages to several sections of the railway between the Coya Sur and Tocopilla sites. As of that date, the Company has used trucks to replace rail transportation. SQM has carried out several internal and external studies with the purpose of determining what would be necessary to repair the damage to the railway.

These reports revealed that repairing the damage would entail high long-term costs, and it is therefore not convenient to repair the railway in the short- to medium-term. This decision does not affect the production process or imply additional employee reductions.

Consequently, SQM has adjusted the value of the assets associated with the railway (fixed equipment, facilities and rolling stock), which has translated into a charge of approximately US$32 million, which is reflected in the line other expenses by function in the consolidated statement of income for the period. This amount represents around 0.7% of SQM’s total assets reported at the end of September 2016.

SQM El Trovador 4285 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	220

Notes to the Consolidated Financial Statements as of December 31, 2017.

Note 33	Events occurred after the reporting date

33.1	Authorization of the financial statements

The consolidated financial statements of Sociedad Química y Minera de Chile S.A. and subsidiaries, prepared in accordance with International Financial Reporting Standards for the period ended December 31, 2017, were approved and authorized for issuance by the Board of Directors at their meeting held on February 28 , 2018.

33.2	Disclosures on events occurring after the reporting date

On January 17, 2018 SQM and CORFO (Corporación de Formento de la Producción) have reached an agreement to end the arbitration process directed by the arbitrator, Mr. Héctor Humeres Noguer, in the case 1954-2014 of the Arbitration and Mediation Center of Santiago Chamber of Commerce (Centro de Arbitrajes y Mediación de la Cámara de Comercio de Santiago) and other cases accumulated to it (the “Agreement”). The Agreement has been reached within the conciliation process of the arbitration and on the basis presented by the arbitrator to the parties. Both SQM´s Board of Directors and the Board of CORFO have approved the Agreement.

The Agreement includes a total payment of US$17.5 million plus agreed interest which a subsidiary of SQM, SQM Salar S.A. ("SQM Salar"), shall pay CORFO. This payment does not imply the recognition of having owed any amount to CORFO, and has been agreed to with the sole purpose of ending the disputes between the parties.

Additionally, the Agreement includes important amendments to the lease agreement and project agreement signed between CORFO and SQM in 1993, which are the contracts that currently permit the mining operations of SQM Salar in the Salar de Atacama (the "Contracts"). The main modifications are detailed below, and will become effective once the following resolutions have been issued: (i) the approval resolution of the Contracts by the CORFO Council, and (ii) the resolution that executes the respective approval agreement by the Chilean Nuclear Energy Commission (CCHEN):

a.	An increase in lease payments by increasing the lease rates associated with the sale of the different products produced in the Salar de Atacama:

•	In regard to lithium carbonate, the current rate of 6.8% on FOB sales shall be changed to the following structure of progressive rates based on the final sale price:

Price US$/MT Li2CO3	Lease payment rate
$0 - $4,000	6.8%
$4,000 - $5,000	8.0%
$5,000 - $6,000	10.0%
$6,000 - $7,000	17.0%
$7,000 - $10,000	25.0%
> $10,000	40.0%

As an example and considering a price of US$12,600 per metric ton (similar to the average price seen in the third quarter of 2017), the lease rate would have been equal to 19.14%.

SQM El Trovador 4285 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	221

Notes to the Consolidated Financial Statements as of December 31, 2017.

Note 33	Events occurred after the reporting date (continued)

33.2	Disclosures on events occurring after the reporting date, continued

•	In regard to potassium chloride, the current rate of 1.8% on FOB sales shall be changed to the following structure of progressive rates based on the final sale price.

Price US$/MT KCL	Lease payment rate
$0 - $300	3.0%
$300 - $400	7.0%
$400 - $500	10.0%
$500 - $600	15.0%
> $600	20.0%

•	Similarly, the lease rates associated with the other products (lithium hydroxide, potassium sulfate and others) shall have similar changes to those described in the previous products.

b.	SQM Salar commits to contribute (i) between US$10.8 and US$18.9 million per year to research and development efforts, (ii) between US$10 to US$15 million per year to the communities in close proximity to the Salar de Atacama, and (iii) 1.7% of total annual sales of SQM Salar to the regional development. As an example and considering annualized SQM Salar´s revenues reported in the first nine months of 2017 (approximately US$1 billion), 1.7% of sales would have been approximately US$17 million.

c.	The authorization by CORFO to increase the production and sales of lithium products produced in the Salar de Atacama. Subject to prior authorization by CCHEN, the Agreement considers that SQM Salar will have the right to exploit, subject to compliance with other agreed conditions, process and sell during the term of the Agreement (until the end of 2030) up to 349,553 metric tons of lithium metallic equivalent in the addition to the approximately remaining 64,816 metric tons of lithium metallic equivalent from the originally authorized amount. The sum of the above amounts is equal to approximately 2.2 million metric tons of lithium carbonate equivalent.

d.	SQM Salar shall offer part of its lithium production (up to a maximum of 25%) at preferential price to value-added producers that will potentially develop in Chile, a price based on the lowest export market price equal in each case to the weighted average FOB price calculated on the 20% lower price of the volume exported by SQM Salar during the last 6 months available.

e.	SQM Salar shall strengthen its corporate governance, incorporating various audit, environmental control and coordination mechanisms with CORFO. For these purposes it will be necessary to modify the bylaws of SQM Salar, including among others: (i) to incorporate specific rules for the management of the company, in the form that two of the directors of SQM Salar are independent and meet the requirements established for independent directors of a public company and (ii) for the board of SQM Salar to designate a committee to monitor compliance with the Contracts and to establish the regulations that will govern this committee and its functions.

SQM El Trovador 4285 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	222

Notes to the Consolidated Financial Statements as of December 31, 2017.

Note 33	Events occurred after the reporting date (continued)

33.2	Disclosures on events occurring after the reporting date, continued

f.	Extensive regulation regarding the return of assets upon termination of the Contracts and granting purchase options, including: (i) the restitution of the assets that Corfo made available to SQM Salar under the Contracts, (ii) a purchase option for all or part of the water rights that SQM Salar or its related parties currently own or will obtain in the future, that benefit or are necessary for the exploitation, either currently or in the future of the mining concessions included in the Contracts (the "Mining Concessions"), (iii) a free transfer to CORFO of the easements, that benefit the Mining Concessions or the project, developed by SQM Salar, excluding the mining easements constituted in the Salar del Carmen, (iv) a purchase option on the assets that SQM Salar uses as productive facilities within the Mining Concessions and assets that benefit the project and that are located within the area of the Mining Concessions and within the area of 10 kilometers from the limit of the Mining concessions, (v) a purchase option on the mining concessions that SQM Salar or its related companies currently constitute or will constitute in the future within the area of 2 kilometers from the limit of the Mining Concessions.

g.	An option for SQM Salar to sell to CORFO the facilities that are necessary to increase the additional production and operation capacity related to the increased lithium quota. The exercise price of this option is the replacement value of the facilities including its economic depreciation.

h.	An option for CORFO to request from SQM the evaluation of a joint project with a state company for the joint exploitation of mining property in the Salar de Maricunga. SQM commits to participate in good faith in this process, and if there is no agreement for the project after 4 years, SQM will not be obligated to continue such negotiations.

i.	SQM, SQM Salar and SQM Potasio S.A. are prohibited to (i) sell lithium brine extracted within the Mining Concessions, (ii) alienate and obstruct in any way, and enter into any act or contract that affects the restitution of the assets indicated in letter (f) above, (iii) extract brine from its mining rights area within 10 kilometers from the limit of the Mining Concessions, (iv) extract brine from its mining rights area within 2 kilometers from the limit of Mining Concessions for a period of 15 years from the termination of the Contracts, and (v) agree with other operators of the OMA mining rights of the Salar de Atacama on the ways of operating resulting in a joint or integrated management of both production sites, therefore ensuring that SQM´s operations will always be independent without facilitating operational information, commercial strategies, information systems or common applications and/or personnel, conventions or price and other agreements that by their nature may negatively affect the lease income of CORFO.

SQM El Trovador 4285 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	223

Notes to the Consolidated Financial Statements as of December 31, 2017.

Note 33	Events occurred after the reporting date (continued)

33.2	Disclosures on events occurring after the reporting date, continued

On February 15, 2018 the Asociación Indígena Consejo de Pueblos Atacameños and other indigenous Atacameño communities lodged an appeal for legal protection against Corfo, the Company, SQM Salar and SQM Potasio S.A. to rescind the Contracts on the grounds that their provisions will deprive, disturb and threaten in an illegal and arbitrary way the constitutional rights of the appellants: the right to being equal before the law, the right to live in a pollution-free environment, the right to develop any economic activity that is not immoral, against public order or national security and the right to ownership in its different forms, by authorizing the amount of lithium metallic equivalent that can be extracted, processed and sold to be increased to 349,553 metric tonnes, such extraction being from land the appellants consider to be their ancestral property. On February 16, 2018, a number of persons belonging to the Atacameño people also lodged an appeal to rescind the contracts for alleged threats to their rights to life and physical and psychic integrity, equality before the law and the right to live in a pollution-free environment. These lawsuits are pending the consideration and subsequent resolution by the Court of Appeals in Santiago.

In a board meeting on January 24, 2018, Mrs. Joanne L. Boyes and Mr. Robert A. Kirkpatrick presented their resignation from their positions as directors of the Company. In the same session, the Board of Directors of the Company agreed to designate Mrs. Boyes as replacement, Mr. Darryl Stann who will also become a board member of the Company and a member of the Corporate Governance Committee.

On January 26, 2018, SQM and its subsidiaries SQM Salar S.A. and SQM Nitrates S.A. (the "Companies"), have reached an agreement with the Public Prosecutor to put an end to the investigation of the alleged responsibility of the Companies´ for the lack of supervision with respect to the payments to suppliers and entities that may have had links with the politically exposed persons between 2008 and 2015. This deferred prosecution agreement (suspensión condicional) has been proposed by the Public Prosecutor, accepted by the Companies and approved by the 8th Court of Santiago.

Under the deferred prosecution agreement, the Companies have not admitted responsibility in the matter subject to the investigation.

The agreement, approved by the Court, implies that the Companies must pay an aggregate amount of (i) MUS$1,464 to the Chilean State, and (ii) MUS$2.684 to various charitable organizations. In addition, the Companies must provide the Public Prosecutor with a report on the enhancements to their compliance program, implemented in recent years, with special emphasis on the incorporation of best practices in various jurisdictions.

SQM El Trovador 4285 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	224

Notes to the Consolidated Financial Statements as of December 31, 2017.

Note 33	Events occurred after the reporting date (continued)

33.2	Disclosures on events occurring after the reporting date, continued

In extraordinary board session of February 19, 2018, SQM informs that, as communicated earlier, in its ordinary board meeting on January 24, 2018, Joanne L. Boyes and Robert A. Kirkpatrick presented their resignation from the positions as directors of SQM. In the same session, the board of directors agreed to appoint Darryl Stann as the replacement of Joanne L. Boyes.

In the extraordinary board meeting today, Mark F. Fracchia was appointed as the replacement of Robert A. Kirkpatrick.

As of the date of this report preparation, the modification of the bond line registered under number 563 and referred to in Note 10.4 e) is in the revision process by the Commission for the Financial Market, which has required certain rectifications to the documents originally presented by the Company. The final approval is expected to occur within the first quarter of the year, and the placement of bonds will take place within the first half of 2018.

Likewise, between the end of 2017 and the preparation of this report, the company has been preparing the documentation to request the modification of the bond line registered in the Securities Registry maintained by the Commission for the Financial Market dated February 14, 2012 under number 700. The purpose of this amendment is the same as that of line 563, with the idea of placing bonds for up to UF 3 million with a maturity of 20 years. It is expected that the request for amendment will be reviewed by the Commission for the Financial Market within the first quarter of the year.

Once approved by the Commission for the Financial Market, the bonds will be issued under the modified line and placed through direct private placement.

Management is not aware of any significant events that occurred between December 31, 2017 and the date of issuance of these consolidated financial statements that may significantly affect them.

33.3	Detail of dividends declared after the reporting date

At the closing date of the financial statements, there are no dividends declared after the reporting date.

SQM El Trovador 4285 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	225

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Registrant)
Date: March 14, 2018	/s/ Ricardo Ramos

By: Ricardo Ramos

CFO & Vice President of Corporate Services

Persons who are to respond to the collection of information contained SEC 1815 (04-09) in this form are not required to respond unless the form displays currently valid OMB control number.